'33 Act File No. 333-125482

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1                                                |X|
POST-EFFECTIVE AMENDMENT NO.                                                 |_|

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940                                                          |_|
AMENDMENT NO.                                                                |_|
                        (Check appropriate box or boxes.)

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                           (Exact Name of Registrant)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

                             THOMAS E. BARNES, ESQ.
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                            COLUMBUS, OHIO 43215-2220
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering: As soon as practicable after the registration statement's effective date. October 14, 2005 requested


DELAYING AMENDMENT: The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                    Issued By
                        NATIONWIDE LIFE INSURANCE COMPANY

                                     Through
                        NATIONWIDE VLI SEPARATE ACCOUNT-5


                The Date Of This Prospectus Is October 14, 2005


                PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

Variable life insurance is complex, and this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not purchase the variable life policy it describes. Prior to your purchase, we encourage you to take the time you need to understand the policy, its potential benefits and risks, and how it might or might not benefit you. In consultation with your financial adviser, you should use this prospectus to compare the benefits and risks of this policy versus those of other life insurance policies and alternative investment instruments.

Please read this entire prospectus and consult with a trusted financial adviser. If you have policy specific questions or need additional information, contact us. Also, contact us for free copies of the prospectuses for the mutual funds available under the policy.

============================== ===============================================

                   TELEPHONE:  1-800-547-7548
                         TDD:  1-800-238-3035

                    INTERNET:  www.nationwidefinancial.com

                   U.S. MAIL:  Nationwide Life Insurance Company
                               One Nationwide Plaza, RR1-04-D4
                               Columbus, OH 43215-2220
============================== ===============================================

PLEASE UNDERSTAND THAT THE POLICY TERMS WILL GOVERN THE WAY THE POLICY WORKS AND ALL RIGHTS AND OBLIGATIONS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             -------------------------------------------------------------------
             THIS POLICY IS NOT: FDIC INSURED; A BANK DEPOSIT; AVAILABLE IN EVERY STATE; OR INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY.
             -------------------------------------------------------------------
             -------------------------------------------------------------------
             THIS POLICY MAY DECREASE IN VALUE TO THE POINT OF BEING VALUELESS.
             -------------------------------------------------------------------

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE.

The purpose of this policy is to provide life insurance protection for the beneficiary you name. IF YOUR PRIMARY NEED IS NOT LIFE INSURANCE PROTECTION, THEN PURCHASING THIS POLICY MAY NOT BE IN YOUR BEST INTEREST. We make no claim that the policy is in any way similar or comparable to a systematic investment plan or a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs. As always, consult your financial advisor.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Table Of Contents.............................................
In Summary: Policy Benefits...................................
In Summary: Policy Risks......................................
In Summary: Variable Universal Life Insurance
   And The Policy.............................................
In Summary: Fee Tables........................................
Available Sub-Accounts........................................
The Policy....................................................
   Policy Owner
   The Beneficiaries
   To Purchase
   Coverage
   Coverage Effective Date
   Temporary Insurance Coverage
   To Cancel (Examination Right)
   To Change Coverage
   Sub-Account Portfolio Transfers
   Fixed Account Transfers
   Modes To Make A Transfer
   To Exchange
   To Terminate Or Surrender
   To Assign
   Proceeds Upon Maturity
   Reminders, Reports And Illustrations
   Errors Or Misstatements
   Incontestability
   If We Modify The Policy
Riders........................................................
   Children's Insurance Rider
   Long-term Care Rider
   Spousal Life Insurance Rider
   Accidental Death Benefit Rider
   Premium Waiver Rider
   Additional (insurance) Protection Rider
   Change Of Insured Rider
   Adjusted Sales Load Life Insurance Rider
   Deduction (of fees and expenses) Waiver Rider
Premium.......................................................
   Initial Premium
   Subsequent Premiums
Charges.......................................................
   Premium Load
   Surrender Charges
   Partial Surrender Fee
   Short-Term Trading Fees
   Cost Of Insurance
   Mortality And Expense Risk
   Policy Expense Per $1,000 of Specified Amount
   Monthly Expense Charge
   Policy Loan Interest
   Children's Insurance Rider
   Long-term Care Rider
   Spousal Life Insurance Rider
   Accidental Death Benefit Rider
   Premium Waiver Rider
   Additional (insurance) Protection Rider
   Adjusted Sales Load Life Insurance Rider
   Deduction (of fees and expenses) Waiver Rider
   A Note On Charges

To Allocate Net Premium And Sub-Account Valuation.............
   Variable Investment Options
   The Fixed Investment Option
   Allocation Of Net Premium And Cash Value
   When Sub-Account Units Are Valued
   How Investment Experience Is Determined
   Cash Value
   Dollar Cost Averaging
   Asset Rebalancing
The Death Benefit.............................................
   Calculation Of The Death Benefit Proceeds
   Death Benefit Options
   The Minimum Required Death Benefit
   Changes In The Death Benefit Option
   Suicide
Surrenders....................................................
   Full Surrender
   Partial Surrender
   Reduction Of Specified Amount On A Partial Surrender
The Payout Options............................................
   Interest Income
   Income For A Fixed Period
   Life Income With Payments Guaranteed
   Fixed Income For Varying Periods
   Joint And Survivor Life
   Alternate Life Income
Policy Loans..................................................
   Loan Amount And Interest
   Collateral And Interest
   Repayment
   Net Effect Of Policy Loans
Lapse.........................................................
   Guaranteed Policy Continuation Provision
   Grace Period
   Reinstatement
Taxes.........................................................
   Types Of Taxes Of Which To Be Aware
   Buying The Policy
   Investment Gain In The Policy
   Periodic Withdrawals, Non-Periodic Withdrawals And Loans
   Terminal Illness
   Surrender Of The Policy
   Withholding
   Exchanging The Policy For Another Life Insurance Policy Taxation Of Death Benefits
   Taxes And The Value Of Your Policy
   Tax Changes
Nationwide Life Insurance Company.............................
Nationwide VLI Separate Account-5.............................
   Organization, Registration And Operation
   Addition, Deletion, Or Substitution Of Mutual Funds
   Voting Rights
Legal Proceedings.............................................
   Nationwide Life Insurance Company
   Waddell & Reed, Inc.
Financial Statements..........................................
Appendix A: Definitions.......................................

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                           IN SUMMARY: POLICY BENEFITS
--------------------------------------------------------------------------------

Appendix A defines certain words and phrases we use in this prospectus.

DEATH BENEFIT

     The primary benefit of your policy is life insurance coverage. While the policy is In Force, we will pay a Death Benefit to your beneficiary when the Insured dies.

YOUR CHOICE OF DEATH BENEFIT OPTIONS

     |X| Option One is THE GREATER OF the Specified Amount OR the applicable percentage of Cash Value under federal tax law.

     |X| Option Two is THE GREATER OF the Specified Amount plus the Cash Value OR the applicable percentage of Cash Value under federal tax law.

     |X| Option Three is THE GREATER OF the Specified Amount plus accumulated Premium payments (less any partial surrenders) OR the applicable percentage of Cash Value under federal tax law.

     For more information, see "The Death Benefit," beginning on page 29.

YOUR OR YOUR BENEFICIARY'S CHOICE OF POLICY PROCEEDS

     You or your beneficiary may choose to receive the Policy Proceeds in a lump sum, or there are a variety of options that will pay out over time. For more information, see "The Payout Options," beginning on page 31.

COVERAGE FLEXIBILITY

     Subject to conditions, you may choose to:

     |X|  Change the Death Benefit option;

     |X|  Increase or decrease the Specified Amount;

     |X|  Change your beneficiaries; and

     |X|  Change who owns the policy.

     For more information, see: "Changes In The Death Benefit Option," beginning on page 30; "To Change Coverage," beginning on page 13; "The
     Beneficiaries," beginning on page 12; and "To Assign," beginning on page
     15.

CONTINUATION OF COVERAGE IS GUARANTEED

     Your policy will remain In Force so long as all Premiums (minus any Indebtedness or partial surrenders) paid to date are greater than the sum of the policy continuation premium amount stated on the Policy Data Page for the same period of time and the Guaranteed Policy Continuation Period is in effect. For more information, see "Guaranteed Policy Continuation Provision," beginning on page 32.

ACCESS TO CASH VALUE

     Subject to conditions, you may choose to borrow against, or withdraw, the Cash Surrender Value of your policy:

     |X| Take a policy loan of an amount no greater than 90% of the Sub-Account portfolios plus 100% of the fixed account, less any surrender charges. The minimum amount is $200. For more information, see "Policy Loans," beginning on page 32.

     |X| Take a partial surrender of no less than $200. For more information, see "Partial Surrender," beginning on page 30.

     |X| Surrender the policy at any time while the Insured is alive. The Cash Surrender Value will be the Cash Values of the Sub-Account portfolios and fixed account, less any policy loans and surrender charges. You may choose to receive the Cash Surrender Value in a lump sum, or you will have available the same payout options as if it constituted a Death Benefit. For more information, see "Full Surrender," beginning on page 30 and "The Payout Options," beginning on page 31.

PREMIUM FLEXIBILITY

     While we would like you to select a Premium payment plan, you will not be required to make your Premium payments accordingly. Within limits, you may vary the frequency and amount, and you might even be able to skip a Premium payment. For more information, see "Premium," beginning on page 19.

INVESTMENT OPTIONS

     You may choose to allocate your Premiums after charges to the fixed or variable investment options in any proportion:

     The variable investment options constitute the limitedly available mutual funds, and we have divided Nationwide VLI Separate Account-5 into an equal number of Sub-Account portfolios, identified in the "Available Sub-Accounts" section, to account for your allocations. Your Investment Experience will depend on the market performance of the Sub-Account portfolios you have chosen. For more information, see "Available Sub-Accounts," beginning on page 10 and "To Allocate Net Premium And Sub-Account Valuation," beginning on page 25.

TRANSFERS BETWEEN AND AMONG INVESTMENT OPTIONS

     You may transfer between the fixed and variable investment options, subject to conditions. You may transfer among the Sub-Account portfolios of the variable investment option within limits. We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience. For more information, see "Sub-Account Portfolio Transfers," beginning on page 13 and "Modes To Make A Transfer," beginning on page 15. We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations. For more information, see "Dollar Cost Averaging," beginning on page 28.

TAXES

     Unless you make a withdrawal, you will generally not be taxed on any earnings. This is known as tax deferral. Also, your beneficiary generally will not have to account for the Death Benefit Proceeds as taxable income. For more information, see "Taxes," beginning on page 33. Unlike other variable insurance products offered by Nationwide, these Flexible Premium Variable Universal Life Insurance Policies do not require distributions to be made before the death of the insured.

ASSIGNMENT

     You may assign the policy as collateral for a loan or another obligation while the Insured is alive. For more information, see "To Assign," beginning 15.

EXAMINATION RIGHT

     For a limited time, you may cancel the policy, and you will receive a refund. For more information, see "To Cancel (Examination Right)," beginning on page 13.

RIDERS

     You may choose to add one or all of the available Riders (except for both the Premium Waiver and Deduction Waiver Riders) based on your needs. Availability will vary by state, and there may be an additional charge.

     |X|  Children's Insurance Rider

     |X|  Long-term Care Rider

     |X|  Spousal Life Insurance Rider

     |X|  Accidental Death Benefit Rider

     |X|  Premium Waiver Rider

     |X|  Additional (insurance) Protection Rider

     |X|  Change Of Insured Rider

     |X|  Adjusted Sales Load Life Insurance Rider

     |X|  Deduction (of fees and expenses) Waiver Rider

     For more information, see "Riders," beginning on page 17.

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                            IN SUMMARY: POLICY RISKS
--------------------------------------------------------------------------------

IMPROPER USE

     Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. You should not purchase the policy if you expect that you will need to access its Cash Value in the near future because substantial surrender charges will apply in the first several years from the Policy Date.

UNFAVORABLE INVESTMENT EXPERIENCE

     The variable investment options to which you have chosen to allocate Net Premium may not generate a sufficient, let alone a positive, return, especially after the deductions for policy and Sub-Account portfolio charges. Besides Premium payments, Investment Experience will impact the Cash Value, and poor Investment Performance (in conjunction with your flexibility to make changes to the policy and deviate from your chosen Premium payment plan) could cause the Cash Value of your policy to decrease, resulting in a Lapse of insurance coverage sooner than might have been foreseen, and, potentially, even terminate without value.

EFFECT OF PARTIAL SURRENDERS AND POLICY LOANS ON INVESTMENT RETURNS

     Partial surrenders or policy loans may accelerate a Lapse because the amount of either or both will no longer be available to generate any investment return. A partial surrender will reduce the amount of Cash Value allocated among the Sub-Account portfolios you have chosen, and to the fixed account, too, if there is not enough Cash Value in the Sub-Account portfolios. As collateral for a policy loan, we will transfer an equal amount of Cash Value to the policy loan in a policy loan account, which will also reduce the Cash Value allocated between and among your chosen investment options. Thus, the remainder of your policy's Cash Value is all that would be available to generate enough of an investment return to cover policy and Sub-Account portfolio charges and keep the policy In Force, at least until you repay the loan or make another Premium payment. There will always be a Grace Period, and the opportunity to reinstate insurance coverage. Under certain circumstances, however, the policy could terminate without value, and insurance coverage would cease.

REDUCTION OF THE DEATH BENEFIT

     A partial surrender could and a policy loan would, decrease the policy's Death Benefit, depending on how the Death Benefit, relates to the policy's Cash Value.

ADVERSE TAX CONSEQUENCES

     Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's beneficiaries. Also, not all policies are afforded the same tax treatment. For more information, see "Periodic Withdrawals, Non-Periodic Withdrawals And Loans," beginning on page 35. For example, distributions from the policy may be taxed differently. Special rules will apply for a policy that is considered a "modified endowment contract," including that a 10% penalty tax may be imposed on distributions, including any policy loan. In addition, there are federal estate and gift taxes, and state and local taxes, with which you should be aware. You should consult a qualified tax advisor on all tax matters involving your policy.

FIXED ACCOUNT TRANSFER RESTRICTIONS AND LIMITATIONS

     We will not honor a request to transfer Cash Value to or from the fixed account until after the first year. Then, we will only honor a transfer request from the fixed account that is made within 30 days of the end of a calendar quarter, but not within 12 months of a previous request. We may also limit what percentage of Cash Value you will be permitted to transfer to or from the fixed account.

SUB-ACCOUNT PORTFOLIO LIMITATIONS

     Frequent trading among the Sub-Accounts may dilute the value of your Sub-Account units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue its stated investment objective. This disruption to the Sub-Account may result in lower Investment Experience and Cash Value. We have instituted procedures to minimize disruptive transfers, including, but not limited to, transfer restrictions and short-term trading fees. For more information, see "Sub-Account Portfolio Transfers," beginning on page 13, "Modes To Make A Transfer," beginning on page 15, and "Short-Term Trading Fees," beginning on page 21. While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot assure you that we have eliminated these risks.

SUB-ACCOUNT PORTFOLIO INVESTMENT RISK

     A comprehensive discussion of the risks of the mutual funds held by each Sub-Account portfolio may be found in that mutual fund's prospectus. You should read the mutual fund's prospectus carefully before investing.

--------------------------------------------------------------------------------
          IN SUMMARY: VARIABLE UNIVERSAL LIFE INSURANCE AND THE POLICY
--------------------------------------------------------------------------------

VARIABLE UNIVERSAL LIFE INSURANCE, IN GENERAL, MAY BE IMPORTANT TO YOU IN TWO WAYS.

     |X|  It will provide economic protection to a beneficiary.

     |X|  It may build Cash Value.

          Why would you want to purchase this type of life insurance? How will you allocate the Net Premium among the variable investment options and the fixed investment option? Your reasons and decisions will affect the insurance and Cash Value aspects.

     While variable universal life insurance is designed primarily to provide life insurance protection, the Cash Value of a policy will be important to you in that it may impair (with poor investment results) or enhance (with favorable investment results) your ability to pay the costs of keeping the insurance In Force.

     Apart from the life insurance protection features, you will have an interest in maximizing the value of the policy as a financial asset.

IT IS SIMILAR TO, BUT ALSO DIFFERENT FROM, UNIVERSAL LIFE INSURANCE.

     |X|  You will pay Premiums for life insurance coverage on the Insured.

     |X| The policy will provide for the accumulation of a Cash Surrender Value if you were to surrender it at any time while the Insured is alive.

     |X| The Cash Surrender Value could be substantially lower than the Premiums you have paid.

     What makes the policy different from universal life insurance is your opportunity to allocate Premiums after charges to the Sub-Account portfolios you have chosen. Also, that its Cash Value will vary depending on the market performance of the Sub-Account portfolios, and you will bear this risk.

FROM THE TIME WE ISSUE THE POLICY THROUGH THE INSURED'S DEATH, HERE IS A BASIC OVERVIEW. (BUT PLEASE READ THE REMAINDER OF THIS PROSPECTUS FOR THE DETAILS.)

     |X|  At issue, the policy will require a minimum initial Premium payment.

          Among other considerations, this amount will be based on: the Insured's age and sex; the underwriting class; any substandard ratings; the Specified Amount; and the choice of any Riders.

     |X| At the time of a Premium payment, we will deduct some charges. We call these charges transaction fees.

     |X| You will then be able to allocate the Premium net of transaction fees, or Net Premium, between and among a fixed and the variable investment options.

     |X| From the policy's Cash Value each month, we will deduct other charges to help cover the mortality risks we assumed, and the sales and administrative costs. We call these deductions periodic charges other than Sub-Account portfolio operating expenses.

     |X|  You may be able to vary the timing and amount of Premium payments.

          So long as there is enough Cash Surrender Value to cover the policy's periodic charges as they come due, the policy will remain In Force.

     |X| After the first policy year, you may request to increase or decrease the policy's Specified Amount.

          This flexibility will allow you to adjust the policy to meet your changing needs and circumstances, subject to: additional underwriting (for us to evaluate an increase of risk); confirmation that the policy's tax status is not jeopardized; and confirmation that the minimum and maximum insurance amounts remain met.

     |X| The policy will pay a Death Benefit to the beneficiary. You have a choice of one of three options.

          As your insurance needs change, you may be able to change Death Benefit options, rather than buying a new policy, or terminating this policy.

     |X| Prior to the Insured's death, you may withdraw all, or a portion (after the first policy year), of the policy's Cash Surrender Value. Or you may borrow against the Cash Surrender Value.

          Withdrawals and loans are subject to restrictions, may reduce the Death Benefit and increase the likelihood of the policy Lapsing. There also could be adverse tax consequences.

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                             IN SUMMARY: FEE TABLES
--------------------------------------------------------------------------------

  THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY, PAY PREMIUM, SURRENDER THE POLICY OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

  FOR MORE INFORMATION, SEE "CHARGES," BEGINNING ON PAGE 20.

===================================================================================================================================
                              TRANSACTION FEES
===================================================================================================================================
             CHARGE                  WHEN CHARGE IS DEDUCTED                              AMOUNT DEDUCTED
---------------------------------- ----------------------------- ------------------------------------------------------------------
         PREMIUM LOAD(1)              Upon Making A Premium           Maximum Guaranteed                    Currently
                                                                              $75                              $75
                                                                                   Per $1,000 Of Premium Payment
---------------------------------- ----------------------------- ------------------------------------------------------------------
    SHORT-TERM TRADING FEE(2)            Upon transfer of        1% of the amount transferred from the sub-account within 60 days
                                    sub-account value out of a                   of allocation to that sub-account
                                    sub-account within 60 days
                                     after allocation to that
                                           sub-account
---------------------------------- ----------------------------- ------------------------------ -----------------------------------
 SURRENDER CHARGES(3), (4), (5)        Upon Full Surrender                Minimum(6)                        Maximum(7)
 Representative - For An Age 45                                             $2,294                           $28,677
 Male Non-tobacco Preferred With                                                         Representative(8)
 A Specified Amount Of $500,000                                                               $4,530
  And Death Benefit Option One                                                Proportionately From Policy Cash Value
---------------------------------- ----------------------------- ------------------------------------------------------------------
       ILLUSTRATION FEE(9)              Upon Requesting An            Maximum Guaranteed                    Currently
                                           Illustration                       $25                               0
---------------------------------- ----------------------------- ------------------------------ -----------------------------------
    PARTIAL SURRENDER FEE(10)                 Upon A                  Maximum Guaranteed                    Currently
                                        Partial Surrender                     $25                               0
                                                                            From The Policy's Available Cash Value (11)
---------------------------------- ----------------------------- ------------------------------------------------------------------

  ---------------------------------------


(1) Premium Load consists of the aggregate of sales load and premium tax charges. You may choose to replace this charge with a monthly one by electing the Adjusted Sales Load Life Insurance Rider. During the first through fifteenth years from the Policy Date, this charge is guaranteed not to exceed $75.00 per $1,000 of Premium payments and currently is $75.00 per $1,000 of Premium payments. Thereafter, this charge is guaranteed not to exceed $60.00 per $1,000 of Premium payments and currently is $55.00 per $1,000 of Premium payments.


(2) Short-term trading fees are only assessed in connection with Sub-Accounts that correspond to an underlying mutual fund that assesses a short-term trading fee. See "Total Annual Sub-Account Portfolio Operating Expenses" for a list of mutual funds that assess a short-term trading fee. For more information about transactions subject to short-term trading fees, see "Short-Term Trading Fees," beginning on page 21.

(3) This charge is comprised of two components. There is an underwriting component, which is based on the Insured's age when the policy was issued. There is also a sales expense component, which is based on and varies by the Insured's sex, age (when the policy was issued) and underwriting class. The amount of the charge we would deduct begins to decrease each year after the second from the Policy Date. For example, by the fourteenth year, the amount is 5% of the initial surrender charge, and, thereafter, there is no charge for a full surrender.

(4) To be able to present dollar amounts of this charge here, for a full surrender occurring in the first year from the Policy Date, we assume an aggregate first year Premium in excess of the surrender target Premium. The surrender target Premium varies by: the Insured's sex; age (when the policy was issued); underwriting class and the Specified Amount (and any increases).

(5) Ask for an illustration, or see the Policy Data Page for more information on your cost.

(6) The minimum surrender charge is based on a female who is less than one year of age. We assumed a policy with a Specified Amount of $500,000 and Death Benefit Option One. The stated surrender charge is for a surrender occurring in the first policy year.

(7) The maximum surrender charge is based on a male who is age 85 and uses tobacco. We assumed a policy with a Specified Amount of $500,000 and Death Benefit Option One. The stated surrender charge is for a surrender occurring in the first policy year.

(8)  This amount may not be representative of your cost.

(9) If we begin to charge for illustrations, you will be expected to pay the charge in cash directly to us at the time of your request. This charge will not be deducted from the policy's Cash Value.

(10) You may request a partial surrender at any time the policy is In Force and after the first year from the Policy Date. We may charge a partial surrender fee.

(11) Besides this charge, remember that the Cash Value available for a partial surrender is subject to any outstanding policy loan and any applicable charges.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES.

===================================================================================================================================
                               PERIODIC CHARGES OTHER THAN SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES
===================================================================================================================================
              CHARGE                WHEN CHARGE IS DEDUCTED                             AMOUNT DEDUCTED
                                                                                       FROM CASH VALUES
----------------------------------- ------------------------ ---------------------- ------------------------ ----------------------
   COST OF INSURANCE(12), (13)              Monthly                 Minimum                 Maximum            Representative(14)
  Representative - For An Age 45                                     $0.02                   $83.33                  $0.06
Male Non-tobacco Preferred With A                             Per $1,000 Of Net Amount At Risk - Proportionately From Your Chosen
 Specified Amount Of $500,000 And                                            Variable And Fixed Investment Options
     Death Benefit Option One
----------------------------------- ------------------------ ----------------------------------------------------------------------
    MORTALITY AND EXPENSE RISK              Monthly                                   Maximum Guaranteed
                                                                              $0.66 Per $1,000 Of Cash Value(15)
                                                                 Proportionately From Your Chosen Variable Investment Options
----------------------------------- ------------------------ ----------------------------------------------------------------------
    PER $1,000 OF SPECIFIED AMOUNT      Monthly (During The           Minimum                 Maximum          Representative(1(8))
           CHARGE(16) (17)            First Two Policy Years)          $0.05                   $0.30                   $0.13
    Representative - For An Age 45                               Per $1,000 Of Specified Amount - Proportionately From Your Chosen
  Male Non-tobacco Preferred With A                                            Variable And Fixed Investment Options
   Specified Amount Of $500,000 And
       Death Benefit Option One
----------------------------------- ------------------------ --------------------------------- ------------------------------------
      MONTHLY EXPENSE CHARGE                Monthly                 Maximum Guaranteed                      Currently
                                                                          $7.50                               $5.00
                                                                Proportionately From Your Chosen Variable And Fixed Investment
                                                                                            Options
----------------------------------- ------------------------ ----------------------------------------------------------------------



===================================================================================================================================
                               PERIODIC CHARGES OTHER THAN SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES
===================================================================================================================================
              CHARGE                WHEN CHARGE IS DEDUCTED                             AMOUNT DEDUCTED
                                                                                       FROM CASH VALUES
----------------------------------- ------------------------ --------------------------------- ------------------------------------
           POLICY LOAN                     Annually                 Maximum Guaranteed                      Currently
          INTEREST(19)                                                    $45                                 $45
                                                                           Per $1,000 Of An Outstanding Policy Loan
----------------------------------- ------------------------ ----------------------------------------------------------------------


--------------------------------------

(12) This charge varies by: the Insured's sex; age at issue; underwriting class; any substandard ratings; the year from the Policy Date and the Specified Amount.

(13) Ask for a policy illustration, or see your Policy Data Page for information on your cost.

(14) This amount may not be representative of your cost.

(15) During the first through fifteenth years from the Policy Date, this charge is $0.66 per $1,000 of Cash Value in the variable investment options. Thereafter, this charge is $0.25 per $1,000 of Cash Value in the variable investment options.

(16) This charge varies by: the Insured's age; the year from the Policy Date and the Specified Amount.


(17) Ask for a Policy Illustration, or see your Policy Data Page for information on your cost.

(18) This amount may not be representative of your cost.

(19) We charge interest on the amount of an outstanding policy loan, at the rate of 4.5% per annum, which accrues daily and becomes due and payable at the end of the year from the Policy Date. If left unpaid, we will add it to the loan account. As collateral or security for repayment, we transfer an equal amount of Cash Value to the loan account, on which interest accrues and is credited daily. The minimum guaranteed interest crediting rate is stated on the Policy Data Page, and the current interest crediting rate is 3.0% per annum. The effect is a net cost of no more than 1.50% per annum based on the current interest crediting rates. For more information, see "Policy Loans," beginning on page 32.


==================================================================================================================================
                         PERIODIC CHARGES OTHER THAN SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES FOR RIDERS
==================================================================================================================================
         OPTIONAL CHARGE (20)             WHEN OPTIONAL CHARGE IS                          AMOUNT DEDUCTED
                                                  DEDUCTED                                 FROM CASH VALUE
----------------------------------------- ------------------------- --------------------------------------------------------------
       CHILDREN'S INSURANCE RIDER                 Monthly           $0.43 Per $1,000 Of Rider Specified Amount - Proportionately
                                                                       From Your Chosen Variable And Fixed Investment Options
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
      LONG-TERM CARE RIDER (21)                   Monthly                 Minimum               Maximum          Representative
  Representative - For An Age 45 Male                                      $0.02                $28.65                $0.03
 Non-tobacco Preferred With A Long-term                               Per $1,000 Of Rider Net Amount At Risk - Proportionately
 Care Specified Amount Of $500,000 And                                 From Your Chosen Variable And Fixed Investment Options
        Death Benefit Option One
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
         SPOUSAL LIFE INSURANCE                   Monthly                 Minimum               Maximum          Representative
              RIDER (22)                                                   $0.10                $12.02                $0.19
 Representative Spouse - For An Age 45                                Per $1,000 Of Spousal Death Benefit - Proportionately From
 Female Non-tobacco With A Spousal Life                                   Your Chosen Variable And Fixed Investment Options
      Specified Amount Of $100,000
----------------------------------------- ------------------------- --------------------------------------------------------------



==================================================================================================================================
                         PERIODIC CHARGES OTHER THAN SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES FOR RIDERS
==================================================================================================================================
         OPTIONAL CHARGE (20)             WHEN OPTIONAL CHARGE IS                          AMOUNT DEDUCTED
                                                  DEDUCTED                                 FROM CASH VALUE
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
        ACCIDENTAL DEATH BENEFIT                  Monthly                 Minimum               Maximum          Representative
              RIDER (23)                                                   $0.05                 $0.75                $0.07
  Representative - For An Age 45 Male                                 Per $1,000 Of Accidental Death Benefit - Proportionately
     Non-tobacco Preferred With An                                     From Your Chosen Variable And Fixed Investment Options
  Accidental Death Benefit Of $100,000
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
             PREMIUM WAIVER                       Monthly                 Minimum               Maximum          Representative
          RIDER (24), (25)                                                  $42                  $315                  $52
  Representative - For An Age 45 Male                                Per $1,000 Of Premium Waiver Benefit - Proportionately From
         Non-tobacco Preferred                                            Your Chosen Variable And Fixed Investment Options
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
   ADDITIONAL (INSURANCE) PROTECTION              Monthly                 Minimum               Maximum          Representative
              RIDER (26)                                                   $0.01                $83.33                $0.04
  Representative - For An Age 45 Male                                Per $1,000 Of Additional Protection - Proportionately From
Non-tobacco Preferred With A Base Death                                   Your Chosen Variable And Fixed Investment Options
   Benefit Of $500,000 And Additional
       Death Benefit Of $250,000
----------------------------------------- ------------------------- --------------------------------------------------------------
ADJUSTED SALES LOAD LIFE INSURANCE RIDER          Monthly                  For Every $1 of Premium Load Replaced - $0.014
                                                                      Proportionally From Chosen Variable and Fixed Investment
                                                                                               Options
----------------------------------------- ------------------------- -------------------- ---------------------- ------------------
DEDUCTION (OF FEES AND EXPENSES) WAIVER           Monthly                 Minimum               Maximum          Representative
          RIDER (27), (28)                                                 $85                  $855                  $85
  Representative - For An Age 45 Male                                 Per $1,000 Of Deduction Waiver Benefit - Proportionately
 Non-tobacco Preferred With A Specified                                From Your Chosen Variable and Fixed Investment Options
  Amount Of $500,000 And Death Benefit
               Option One
----------------------------------------- ------------------------- --------------------------------------------------------------


---------------------------------------


(20) You may elect one or all Riders available under this policy (except for both the Premium Waiver and Deduction Waiver Riders). Rider charges are taken from the policy's Cash Value at the beginning of each month starting with the Policy Date and we will not pro rate the monthly fee should the Rider terminate before the beginning of the next month. The continuation of a Rider is contingent on the policy being In Force. The amounts presented here may not be representative of your cost. Ask for an illustration, or see the Policy Data Page for more information on your cost.

(21) This charge varies by any substandard ratings.

(22) This charge varies by: the spouse's sex; age; health and activities.

(23) This charge varies by the Insured's sex and age.

(24) This charge varies by the Insured's sex and age.

(25) To be able to present dollar amounts of this charge here, we assume monthly Premium payments of $1,000, the waiver of which would occur in the event of the Insured's total disability for six consecutive months.

(26) This charge varies by: the Insured's sex; age; underwriting class; any substandard ratings; the year from the Policy Date; and the Specified Amount.

(27) This charge varies by the Insured's sex and age.

(28) To be able to present dollar amounts of this charge here, we assume total monthly periodic charges of $1,000 (not including this Rider's cost, and any loan amount interest (which are meant to be excluded)), the waiver of which would occur in the event of the Insured's total disability for six consecutive months.


THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE SUB-ACCOUNT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. THE TABLE DOES NOT REFLECT SHORT-TERM TRADING FEES. MORE DETAIL CONCERNING EACH SUB-ACCOUNT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR THE MUTUAL FUND THAT CORRESPONDS TO THE SUB-ACCOUNT PORTFOLIO. PLEASE CONTACT US, AT THE TELEPHONE NUMBERS OR ADDRESS ON THE COVER PAGE OF THIS PROSPECTUS, FOR FREE COPIES OF THE PROSPECTUSES FOR THE MUTUAL FUNDS AVAILABLE UNDER THE POLICY.

==================================================================================================================================
              TOTAL ANNUAL SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES
==================================================================================================================================
                 TOTAL ANNUAL SUB-ACCOUNT PORTFOLIO OPERATING EXPENSES                         MAXIMUM              MINIMUM
---------------------------------------------------------------------------------------- --------------------- -------------------
     (expenses that are deducted from the Sub-Account portfolio assets, including               1.55%                0.76%
            management fees, distribution (12b-1) fees, and other expenses)
---------------------------------------------------------------------------------------- --------------------- -------------------

THE FOLLOWING SECTION IDENTIFIES THE AVAILABLE SUB-ACCOUNTS, BY NAME, INVESTMENT TYPE AND ADVISER.


--------------------------------------------------------------------------------
                             AVAILABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

We identify Sub-Accounts by the name of the underlying mutual funds. The Sub-Accounts available through this policy are:

W&R TARGET FUNDS, INC. - ASSET STRATEGY PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High total return.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - BALANCED PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Current income with a secondary goal of long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - BOND PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Reasonable return with emphasis on preservation of capital.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - CORE EQUITY PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth and income.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - DIVIDEND INCOME PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Income and long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - GLOBAL NATURAL RESOURCES PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-Adviser:                                     Mackenzie Financial Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            To provide long-term growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - GROWTH PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth with a secondary goal of current income.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - HIGH INCOME PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High current income with secondary goal of capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - INTERNATIONAL GROWTH PORTFOLIO (formerly, W&R Target Funds, Inc. - International Portfolio)
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation and secondary goal of current income.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - INTERNATIONAL VALUE PORTFOLIO (formerly, W&R Target Funds, Inc. - International II Portfolio)
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Templeton Investment Counsel, LLC
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - LIMITED-TERM BOND PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High level of current income consistent with preservation of capital.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - MICRO CAP GROWTH PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Wall Street Associates
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - MID CAP GROWTH PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            To provide growth of your investment.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - MONEY MARKET PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Maximum current income consistent with stability of principal.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - MORTGAGE SECURITIES PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Advantus Capital Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            A high level of current income consistent with prudent investment risk.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - REAL ESTATE SECURITIES PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Advantus Capital Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Total return through a combination of capital appreciation and current income.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - SCIENCE AND TECHNOLOGY PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - SMALL CAP GROWTH PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - SMALL CAP VALUE PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Black Rock Financial Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term accumulation of capital.
------------------------------------------------ -----------------------------------------------------------------------------------

W&R TARGET FUNDS, INC. - VALUE PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------

The Sub-Account portfolios listed above are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met. We have entered into agency agreements with certain broker-dealer firms to distribute the policy. Some of those firms have an affiliate that acts as an investment adviser or sub-adviser to one or more of the underlying funds that are offered under the policy. You have voting rights with respect to the Sub-Accounts. For more information, see "Voting Rights," beginning on page 38.

PLEASE REFER TO THE PROSPECTUS FOR EACH SUB-ACCOUNT PORTFOLIO FOR MORE DETAILED INFORMATION.

--------------------------------------------------------------------------------
                                   THE POLICY
--------------------------------------------------------------------------------

The policy is a legal contract between you and us. Any change we make must be in writing, signed by our president and secretary, and attached to or endorsed on the policy. You may exercise all policy rights and options while the Insured is alive. You may also change the policy, but only in accordance with its terms.

Generally, the policy is available for an insured age 85 or younger (although these ages may vary in your state). It is nonparticipating, meaning we will not be contributing any operating profits or surplus earnings toward the Proceeds from the policy. The policy will comprise and be evidenced by: a written contract; any Riders; any endorsements; and the application, including any supplemental application. We will consider the statements you make in the application as representations. We will rely on them as being true and complete. However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.

POLICY OWNER

     The policy belongs to the owner named in the application. You may also name a contingent policy owner. A contingent owner will become the owner if the owner dies before any Proceeds become payable. Otherwise, ownership will pass to the owner's estate, if the owner is not the Insured. To the extent permitted by law, policy benefits are not subject to any legal process for the payment of any claim, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment). You may name different owners or contingent owners (so long as the Insured is alive) by submitting your written request to us at our Home Office, which will become effective when signed, rather than the date on which we received it. There may be adverse tax consequences. For more information, see "Taxes," beginning on page 33.

THE BENEFICIARIES

     The principal right of a beneficiary is to receive Proceeds constituting the Death Benefit upon the Insured's death. So long as the Insured is alive, you may: name more than one beneficiary; designate primary and contingent beneficiaries; change or add beneficiaries; and provide for another distribution than the following.

     If a primary beneficiary dies before the Insured, we will pay the Death Benefit to the remaining primary beneficiaries. We will pay multiple primary beneficiaries in equal shares. A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured, and before any Proceeds become payable. You may name more than one contingent beneficiary. We will also pay multiple contingent beneficiaries in equal shares. To change or add beneficiaries, you must submit your written request to us at our Home Office, which will become effective when signed, rather than the date on which we received it. The change will not affect any payment we made, or action we took, before we recorded the change.

TO PURCHASE

     To purchase the policy, you must submit to us a completed application and an initial Premium payment.

     We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy. We can provide you with the details of our underwriting standards. We reserve the right to reject an application for any reason permitted by law. Also, we reserve the right to modify our underwriting standards at any time.

     The minimum initial Specified Amount is $100,000. We reserve the right to modify our minimum Specified Amount at any time prior to issuing the policy.

COVERAGE

     We will issue the policy only if the underwriting process has been completed; we have approved the application and the proposed Insured is alive and in the same condition of health as described in the application. However, full insurance coverage will take effect only after you have paid the minimum initial Premium. We begin to deduct monthly charges from your policy Cash Value on the Policy Date.

COVERAGE EFFECTIVE DATE

     Insurance coverage will begin and be In Force on the Policy Date shown on the Policy Data Page. For a change in the Specified Amount, the effective date will be on the next monthly anniversary from the Policy Date after we have approved your request. It will end upon the Insured's death, once we begin to pay the Proceeds, or when the policy matures. It could end if the policy were to Lapse.

TEMPORARY INSURANCE COVERAGE

     Temporary insurance coverage, equal to the Specified Amount up to $1,000,000, is available before full insurance coverage takes effect. You must submit a temporary insurance agreement and make an initial Premium payment. During this time, we will deposit your initial Premium payment into an interest bearing checking account. Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement. Before then, temporary insurance coverage will terminate on the date full insurance coverage takes effect, or five days from the date we mail a termination notice (accompanied by refund of the Premium payment). If we issue the policy, what we do with the Net Premium depends on the right to examine law of the state in which you live.

TO CANCEL (EXAMINATION RIGHT)

     You may cancel your policy during the free look period. The free look period expires ten days after you receive the policy or longer if required by state law. If you decide to cancel during the free look period, return the policy to the sales representative who sold it, or to us at our Home Office, along with your written cancellation request. Within seven days, we will refund the amount prescribed by the law of the state in which we issued the policy. Depending on the right to examine law of the state in which you live, this amount will be your initial premium or the policy's Cash Value. We will treat the policy as if we never issued it. For more information, see "To Allocate Net Premium And Sub-Account Valuation," beginning on page 25.

TO CHANGE COVERAGE

     After the first policy year, you may request to change the Specified Amount; however, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least three months. Changes to the Specified Amount will alter the Death Benefit. For more information, see "Changes In The Death Benefit Option," beginning on page 30.

     You may request to increase the Specified Amount, by at least $10,000, which will increase the Net Amount At Risk. Because the cost of insurance charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will also cause the policy's cost of insurance charge to increase. As a result, there will be a corresponding increase in the periodic charges we deduct from the policy's Cash Value. Also, an increase in the Specified Amount may cause an increase to the amount of your subsequent Premium payments and the likelihood that the policy is at risk of lapsing sooner. For more information, see "Lapse," beginning on page 32.

     You may request to decrease the Specified Amount. We first apply decreases to the amount of insurance coverage as a result of any prior Specified Amount increases, starting with the most recent. Then we will decrease the initial Specified Amount. We will deny a request, however, to reduce the amount of your coverage below the minimum initial Specified Amount. For more information, see "To Purchase," beginning on page 12. Also, we will deny a request that would disqualify the policy as a contract for life insurance. For more information, see "The Minimum Required Death Benefit," beginning on page 29.

     To change the Specified Amount, you must submit your written request to us at our Home Office. You must provide us with evidence of insurability that satisfies our underwriting standards. The Insured must be 85 or younger. Changes will become effective on the next monthly anniversary from the Policy Date after we approve the request. We reserve the right to limit the number of changes to one each year from the Policy Date.

SUB-ACCOUNT PORTFOLIO TRANSFERS

     We will determine the amount you have available for transfers among the Sub-Account portfolios in Units based on the Net Asset Value (NAV) per share of the mutual fund in which a Sub-Account portfolio invests. The mutual fund will determine its NAV once daily as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m. Eastern time). A Unit will not equal the NAV of the mutual fund in which the Sub-Account portfolio invests, however, because the Unit value will reflect the deduction for any transaction fees and periodic charges. For more information, see "In Summary: Fee Tables," beginning on page 5, and "How Investment Experience Is Determined," beginning on page 27.

     Policy owners may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions of the policy and the mutual funds.

     Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading"). If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

     We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy. Short-term trading can result in:

     o the dilution of the value of the investors' interests in the mutual fund;

     o mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

     o increased administrative costs due to frequent purchases and redemptions.

     To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.

     U.S. Mail Restrictions. We monitor transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period. A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period. For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in 1 day, this counts as 1 transfer event. A single transfer occurring in a given Valuation Period that involves only 2 Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as 1 transfer event.

     As a result of this monitoring process, we may restrict the form in which transfer requests will be accepted. In general, we will adhere to the following guidelines:

-------------------------------------------------------- --------------------------------------------------------

Trading Behavior                                          Nationwide's Response
-------------------------------------------------------- --------------------------------------------------------

6 or more transfer events in one calendar quarter         Nationwide will mail a letter to the policy owner
                                                          notifying them that:
                                                          1.    they have been identified as engaging in
                                                                harmful trading practices; and
                                                          2.    if their transfer events exceed 11 in 2
                                                                consecutive calendar quarters or 20 in one
                                                                calendar year, the policy owner will be limited
                                                                to submitting transfer requests via U.S. mail.
-------------------------------------------------------- --------------------------------------------------------

More than 11 transfer events in 2 consecutive calendar    Nationwide will automatically limit the policy owner
quarters                                                  to submitting transfer requests via U.S. mail.

OR

More than 20 transfer events in one calendar year
-------------------------------------------------------- --------------------------------------------------------

     Each January 1st, we will start the monitoring anew, so that each policy starts with 0 transfer events each January 1. See, however, the "Other Restrictions" provision below.

     Managers of Multiple Contracts. Some investment advisers/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple policy owners. These multi-contract advisers will be required by Nationwide to submit all transfer requests via U.S. mail.

     Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

     Any restrictions that we implement will be applied consistently and uniformly.

     We may add new underlying mutual funds, or new share classes of currently available underlying mutual funds, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by an underlying mutual fund when you transfer out of a Sub-Account within 60 days of the date of allocation to the Sub-Account. The separate account will collect the short-term trading fees at the time of the transfer by reducing the amount transferred. We will remit all such fees to the underlying mutual fund.

FIXED ACCOUNT TRANSFERS

     Prior to the policy's Maturity Date, you may also make transfers involving the fixed account. These transfers will be in dollars, and we reserve the right to limit their timing and amount, including that you may not request a transfer involving the fixed account before the end of the first year from the Policy Date. Also, you may not make more than one transfer every 12 months.

     On transfers to the fixed account, you may request a transfer of up to 100% of the Cash Value allocated to the Sub-Account portfolios as of the close of business of the prior Valuation Period. However, we reserve the right to refuse any transfer to the fixed account if the fixed account's Cash Value comprises more than 25% of the policy's Cash Value. If we exercise this right, we will notify of you at the time of your request.

     On transfers from the fixed account, we reserve the right to limit the amount of the policy's cash value that you may transfer from the fixed account in a given policy year. The amount that may be transferred will be determined as of the end of each interest rate guarantee period. An interest rate guarantee period is the time that a stated interest rate is guaranteed to remain in effect. The period begins at the time of the transfer and ends on the last day of the calendar quarter. Each successive period is three months. Any transfers you make from the fixed account must be within 30 days of the end of a period.

MODES TO MAKE A TRANSFER

     To make a transfer, send your written request to us at our Home Office via first class U.S. mail. Upon receipt, we will process a transfer request at the end of the current Valuation Period. We may also permit you to use other modes of communication, subject to limitations.

     OUR CONTACT INFORMATION IS ON THE COVER PAGE OF THIS PROSPECTUS

     We will employ reasonable procedures to confirm that instructions are genuine, including:

     o requiring forms of personal identification before acting upon instructions;

     o    providing you with written confirmation of completed transactions;
          and/or

     o    tape recording telephone instructions.

     If we follow these procedures, we will not be liable for any loss, damage, cost or expense from complying with what we reasonably believe to be genuine instructions. Rather, you will bear the risk of loss.

     Any computer system or telephone, whether it is yours, your service provider's, your representative's, or ours, can experience slowdowns or outages for a variety of reasons. These slowdowns or outages may delay or prevent our ability to process your request. Although we have taken precautions to help our system handle heavy usage, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

TO EXCHANGE

     You have an exchange right under the policy. At any time within the first 24 months of coverage from the Policy Date, you may surrender this policy and use the Cash Surrender Value to purchase a new policy on the Insured's life without evidence of insurability. Afterwards, you may also surrender the policy and use the Cash Surrender Value to purchase a new policy on the same Insured's life, but subject to evidence of insurability that satisfies our underwriting standards.

     The new policy may be one of our available flexible premium adjustable life insurance policies. It may not have a greater Death Benefit than that of this policy immediately prior to the exchange date. It will have the same Specified Amount, Policy Date, and issue age. We will base Premiums on our rates in effect for the same sex, Attained Age and premium class of the Insured on the exchange date. You may transfer any Indebtedness to the new policy.

     You must make your request on our official forms to the Home Office. The policy must be In Force and not in a Grace Period. You must pay a surrender charge. For more information, see "In Summary: Fee Tables," beginning on page 5. The exchange may have tax consequences. For more information, see "Exchanging The Policy For Another Life Insurance Policy," beginning on page 36. The new policy will take effect on the exchange date only if the Insured is alive. This policy will terminate when the new policy takes effect.

TO TERMINATE OR SURRENDER

     You have the right to terminate (surrender) the policy. At any time, you may surrender the policy for its Cash Surrender Value. The policy will automatically terminate when the Insured dies, the policy matures, or the Grace Period ends. For more information, see "Surrenders," beginning on page 30.

     Generally, if the policy has a Cash Surrender Value in excess of the Premiums you have paid, upon surrender it will be included in your income for federal tax purposes. For more information, see "Surrender Of The Policy," beginning on page 35. The Cash Surrender Value will be reduced by the amount of a policy loan, if any. For more information see, "Policy Loans," beginning on page 32.

TO ASSIGN

     You may assign any rights under the policy while the Insured is alive. If you do, your beneficiary's interest will be subject to the person(s) to whom you have assigned rights. Your assignment must be in writing, and it must be recorded at our Home Office before it will become effective. Your assignment will be subject to any outstanding policy loans. For more information see, "Policy Loans," beginning on page 32.

PROCEEDS UPON MATURITY

     If the policy is In Force on the Maturity Date, we will pay you the Proceeds.

     Normally, we will pay the Proceeds within seven days after we receive your written request at our Home Office. The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed account. The Proceeds will equal the policy's Cash Value minus any Indebtedness. After we pay the Proceeds, the policy is terminated.

     We may offer to extend the Maturity Date to coincide with the Insured's death, after which we will pay the Proceeds to your beneficiary. During this time, you will still be able to request partial surrenders, and you will still have in effect the long-term care Rider (though you will not be charged for it), the termination of benefits under which will coincide with the policy's extended Maturity Date (unless you decide otherwise). The Maturity Date extension will either be for the policy value (as defined below), or for the Specified Amount (subject to the law of the state in which you lived at the time you purchased the policy). It is your choice, and, in any event, your policy will be endorsed so that:

     o    no changes to the amount of the Specified Amount will be allowed;

     o    no additional Premium payments will be allowed;

     o    no additional periodic charges will be deducted;

     o    100% of the policy value will be transferred to the fixed account;

     o to extend for the Cash Value, your policy's Death Benefit will become the Cash Value, irrespective of your previous Death Benefit Option choice; or

     o to extend for the Specified Amount, the Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, but excluding any coverage provided by the Additional Protection Rider and subject to any partial surrenders, which will affect the Specified Amount of a policy with Death Benefit Option One based on the Insured's Attained Age at the time the request for a partial surrender is made. While the Insured is between the Attained Ages of 86 and 90, a partial surrender will decrease the Specified Amount proportionately. If the Insured reaches Attained Age 91, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value prior to the partial surrender.

     The Maturity Date will not be extended, however, beyond when the policy would fail the definition of life insurance under the Code.

     For more information, see "The Payout Options," beginning on page 31, and "The Death Benefit," beginning on page 29.

REMINDERS, REPORTS AND ILLUSTRATIONS

     On request, we will send you scheduled Premium payment reminders and transaction confirmations. We will also send you semi-annual and annual reports that show:

     o    the Specified Amount

     o    the current Cash Value

     o    policy continuation Premiums

     o    the Cash Surrender Value

     o    Premiums paid

     o    outstanding policy Indebtedness

     o    all charges since the last report

     We will send these reminders and reports to the address you provide on the application, or to another you may specify.

     At any time, you may ask for an illustration of future benefits and values under the policy. While we do not at present, we may charge if you ask for more than one illustration per year from the Policy Date.

     IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

     When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to your household, we will mail only one copy of each document, unless notified otherwise by you. Household delivery will continue for the life of the contracts. Please call 1-866-223-0303 to resume regular delivery. Please allow 30 days for regular delivery to resume.

ERRORS OR MISSTATEMENTS

     If you make an error or misstatement in the application, we will adjust the Death Benefit and Cash Value accordingly.

     To determine the adjusted Death Benefit, we will multiply the Net Amount At Risk at the time of the Insured's death by the ratio of the monthly cost of insurance applied at the true age and sex in the policy month of death and the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death. We will then add this adjusted amount to the Cash Value of the policy at the Insured's death. The Cash Value will also be adjusted to reflect the cost of insurance charges based on the Insured's correct age and sex from the Policy Date.

INCONTESTABILITY

     We will not contest payment of the Death Benefit based on the initial Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date. For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such an increase after it has been In Force during the Insured's lifetime for two years from the effective date.

IF WE MODIFY THE POLICY

     Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary. No agent may bind us by making any promise not contained in the policy.

     We may modify the policy, our operations, or the separate account's operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject. We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax laws. We will notify you of all modifications, and we will make appropriate endorsements to the policy.

--------------------------------------------------------------------------------
                                     RIDERS
--------------------------------------------------------------------------------

Riders are available for you to purchase to design the policy to meet your specific needs. You may elect one or all of them (except for both the Premium Waiver and Deduction Waiver Riders). None have a Cash Surrender Value. Once the policy is In Force, to add a Rider, we may require further evidence of insurability. You may only elect the Adjusted Sales Load Life Insurance Rider when purchasing the policy. Availability will vary by state. You will be charged for a Rider: so long as the policy remains In Force and the Rider's term has not expired; until we have paid the benefit; or you decide you no longer need the benefit and let us know in writing at our Home Office. For more information on the costs of the Riders, see "In Summary: Fee Tables," beginning on page 5, and "Charges," beginning on page 20.

CHILDREN'S INSURANCE RIDER

     You may purchase term life insurance on any of the Insured's children at any time. Before an expiration date, the policy pays a benefit to the named beneficiary upon the insured child's death. As long as the policy is In Force, the insurance coverage for each child will continue until the earlier of: 1) the anniversary of the policy on or after the date that the child turns age 22; or 2) the anniversary of the policy on or after the date that the Insured turns age 65.

     Subject to certain conditions specified in the Rider, the Rider may be converted into a policy on the life of the insured child without evidence of insurability. You will be charged for this Rider: so long as the policy remains In Force and the Rider's term has not expired; until we have paid the benefit; or you decide you no longer need the benefit and let us know in writing at our Home Office. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when Death Benefit depends on the Cash Value. Otherwise, the benefit of this Rider and the Death Benefit are independent of one another.

LONG-TERM CARE RIDER

     This Rider is available to purchase at any time, but if you purchase it after issue, we will require evidence of insurability. Upon meeting the eligibility requirements, the Insured is paid a monthly benefit after 90 days of being confined to a care facility (other than a hospital) or provided personal assistance at home while under a physician's care for 90 days. The benefit may not cover all of your prospective long term-care costs. The benefit may not cover your retrospective long-term care costs.

     The benefits paid under the Rider are intended to be "qualified long-term care insurance" under federal tax law and generally the benefits may not be taxable to the payee. See your tax adviser about the use of this Rider in your situation.

     You will be charged for this Rider: so long as the policy remains In Force through maturity; until we have paid the benefit; or you decide you no longer need the benefit and let us know in writing at our Home Office. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Also, the benefits paid under this Rider will reduce the Cash Surrender Value if you were to surrender the policy while the Insured is alive. More importantly, though, the benefits paid under this Rider will impact your policy's Death Benefit. The Proceeds payable upon the Insured's death will be adjusted to account for the benefits paid under this Rider. There is a free look period for this Rider. Within 30 days of receipt, you may return this

     Rider to the sales representative who sold it to you, or to us at our Home Office, and we will void this Rider and refund the related charges.

SPOUSAL LIFE INSURANCE RIDER

     You may purchase this Rider at any time. The benefit is a death benefit payable to the beneficiary you designate upon the Insured's spouse's death; otherwise, the benefit is payable to the Insured; you may designate a different beneficiary than the primary beneficiary designated under the policy. The benefit continues until the anniversary of the Rider on or next following the year in which the Insured's spouse turns age 70 or the policy matures. You will be charged for this Rider: so long as the policy remains In Force and the Rider's term has not expired; until we have paid the benefit; or you decide you no longer need the benefit and let us know in writing at our Home Office. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Otherwise, the benefit of this Rider and the Death Benefit are independent of one another. This Rider has a conversion right. The Insured's spouse may exchange this Rider's benefit for a level premium, level benefit plan of whole life or endowment insurance, subject to limitations.

ACCIDENTAL DEATH BENEFIT RIDER

     You may purchase this Rider at any time. The Rider pays a benefit, in addition to the Death Benefit, to the named beneficiary upon the Insured's accidental death. The benefit continues until the Insured reaches Attained Age 70. You will be charged for this Rider: so long as the policy remains In Force and the Rider's term has not expired; until we have paid the benefit or you decide you no longer need the benefit and let us know in writing at our Home Office. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Otherwise, the benefit of this Rider and the Death Benefit are independent of one another.

PREMIUM WAIVER RIDER

     You may purchase this Rider at any time, but you may not purchase both this Rider and the Deduction (of fees and expenses) Waiver Rider. The benefit is a monthly credit to the policy upon the Insured's total disability for six consecutive months. The amount is the lesser of:

     o    the Premium you specified, or

     o the average actual Premiums you paid over the thirty-six month before the total disability.

     However, the monthly credit may not be enough to allow you to rely on this Rider alone. While the benefit is payable, you may also need to pay additional Premium to keep your policy from Lapsing. Notwithstanding, purchasing this Rider could help to preserve the Death Benefit.

     The benefit continues until the Insured turns age 65, or for an Insured who is age 63 or older, for two years after the total disability. You will be charged for this Rider so long as the policy remains In Force and the Rider's term has not expired or you decide you no longer need the benefit and let us know in writing at our Home Office. You do not pay the Rider's charge while the Rider's benefit is being paid.

     Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. In contrast to the Rider, if the benefit under the Deduction (of fees and expenses) Waiver Rider becomes payable during the first three years from the Policy Date, the monthly credit will be sufficient to keep the policy from Lapsing. Thereafter, or if the benefit becomes payable after three years from the Policy Date, the benefit will be the waiver of your policy's charges on a monthly basis.

ADDITIONAL (insurance) PROTECTION RIDER

     You may purchase the Rider at any time. The benefit is term life insurance on the Insured that is available to policies with insurance coverage (base policy insurance amount plus Additional Protection (insurance) Rider amount) of at least $250,000. The policy pays a benefit, in addition to the Death Benefit, to the beneficiary upon the Insured's death.

     The benefit amount varies monthly and is based on the Death Benefit option you have chosen. You may renew coverage annually until the Insured reaches Attained Age 100, when the Rider's term expires. You will be charged for this Rider: so long as the policy remains In Force and the Rider's term has not expired; until we have paid the benefit; or you decide you no longer need the benefit and let us know in writing at our Home Office. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. The benefit of this Rider and the Death Benefit are independent of one another.

CHANGE OF INSURED RIDER

     You may elect this Rider for no charge at any time. You may change the Insured for a new Insured, subject to insurability and other conditions. The costs and benefits under the policy after the change will be based on, and could change with, the underwriting classification and characteristics of the new Insured, but this Rider's benefit will have no impact on the policy's Death Benefit.

ADJUSTED SALES LOAD LIFE INSURANCE RIDER

     This Rider is only available to purchase when you purchase the policy. The benefit is replacing the Premium Load we would otherwise deduct before allocating your Net Premiums with the Rider's monthly charge, which depends on whether you want to replace all or a portion of the Premium Load. We will deduct the Rider's charge from the policy's Cash Value over a period of up to fifteen years, but this depends on the number of years over which the Premium payments you plan to make will be covered by this Rider (a whole number up to seven years from the Policy Date). This deduction will last for nine years after the lesser of:

     o the number of years (from one to seven) you choose to have the Rider apply to your Premium payments, or

     o the number of years in this period during which you actually make Premium payments.

     So, say you want to replace all of the Premium Load on each of your Premium payments for five years, but the last Premium payment you make while the Rider is in effect is within the third year from the Policy Date. Instead of for fourteen years, we will deduct the Rider's charge through the twelfth year. Also, if you terminate your policy during the first ten years from the Policy Date, we will reduce your Cash Surrender Value. The more Premium Load you elect to replace, the higher the Rider's charge will be. If you purchase this Rider, you should expect that its charge, in the aggregate, would amount to more than if we had deducted the Premium Load for each of your Premium payments covered by it. To better understand how this Rider might benefit you, ask for an illustration of future benefits and rights under the policy with and without the purchase of this Rider.

DEDUCTION (of fees and expenses) WAIVER RIDER

     You may purchase this Rider at any time so long as the policy is In Force and it is before the Policy Date on or following when the Insured reaches age 65. You may not purchase both this Rider and the Premium Waiver Rider. If an Insured becomes disabled, as defined in this Rider, for six consecutive months within the first three years from the Policy Date, the benefit is a credit to your policy in an amount necessary to keep the policy In Force. The benefit for subsequent years, however, is a waiver of your policy's monthly charges (excluding the cost of this Rider). So, say two years and eight months after the Policy Date you become totally disabled for six consecutive months. For the first four months, the benefit would be a credit equal to the amount necessary to keep the policy In Force. After that, the Rider's benefit is a waiver of your policy's monthly charges (excluding the cost of this Rider).

     AFTER THE FIRST THREE YEARS FROM THE POLICY DATE, THIS RIDER'S BENEFIT MAY NOT BE ENOUGH TO KEEP YOUR POLICY FROM LAPSING WITHOUT NEEDING TO PAY ADDITIONAL PREMIUM. THEREAFTER, WITH THIS RIDER, IT WILL COST YOU LESS, ON A MONTHLY BASIS, TO KEEP THE POLICY IN FORCE.

     For how long the benefit lasts depends on the Insured's age when total disability begins. Before age 60, the benefit continues for as long as the Insured is totally disabled (even if that disability extends past when the Insured reaches age 65). Between ages 60 and 63, the benefit continues until the Insured turns age 65. From age 63, the benefit lasts only for two years. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. For the first three years from the Policy Date, the benefit payable under this Rider appears to be the same as the benefit payable under the Premium Waiver Rider; however, the monthly credit will be sufficient to keep the policy from Lapsing. Thereafter, or if the benefit becomes payable after three years from the Policy Date, it will cost you less, on a monthly basis, to keep the policy In Force. Meanwhile, the benefit payable under the Premium Waiver Rider will remain a monthly credit of Premium.

--------------------------------------------------------------------------------
                                     PREMIUM
--------------------------------------------------------------------------------

This policy does not require a scheduled payment of Premium to keep it In Force. The policy will remain in effect as long as the conditions that cause the policy to Lapse do not exist. Upon request, we will furnish Premium receipts.

INITIAL PREMIUM

     The amount of your initial Premium will depend on the initial Specified Amount of insurance, the Death Benefit option, and any Riders you select. Generally, the higher the required initial Specified Amount, the higher the initial Premium will be. Similarly, because Death Benefit Options Two and Three provide for a potentially greater Death Benefit than Death Benefit Option One, Death Benefit Options Two and Three may require a higher amount of initial Premium. Also, the age, sex, health, and activities of the Insured will affect our determination of the risk of issuing the policy. In general, the greater this risk, the higher the initial Premium will be.

     Whether we will issue full insurance coverage depends on the Insured meeting all underwriting requirements, you paying the initial Premium, and our delivery of the policy while the Insured is alive. We will not delay delivery of the policy to increase the likelihood that the Insured is not still living. Depending on the outcome of our underwriting process, more or less Premium may be necessary for us to issue the policy. We also retain the right to not issue the policy, after which, if we exercise this right, we will return your payment within two business days thereafter.

     You may pay the initial Premium to our Home Office or to our authorized representative. The initial Premium payment must be at least $50.

SUBSEQUENT PREMIUMS

     You may make additional Premium payments at any time while the policy is In Force, subject to the following:

     o We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk;

     o We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance. As discussed in the "Taxes" section of this prospectus, additional Premium payments or other changes to the policy may jeopardize the policy's non-modified endowment contract status. We will monitor Premiums paid and other policy transactions and will notify you when the policy's non-modified endowment contract status is in jeopardy; and

     o We may require that policy Indebtedness be repaid prior to accepting any additional Premium payments. Some, but not all, of the situations when we might exercise this right include when interest rates are low, when your policy loans exceed 90% of value of the Sub-Account portfolio allocations, or when a Premium payment may alter the character of the policy for tax purposes. For more information, see "Lapse," beginning on page 32. We will let you know ahead of time.

     We will send scheduled Premium payment reminder notices to you according to the Premium payment method shown on the policy data page. If you decide to make a subsequent Premium payment, you must send it to our Home Office. Each Premium payment must be at least $50.

--------------------------------------------------------------------------------
                                     CHARGES
--------------------------------------------------------------------------------

PLEASE READ AND CONSIDER THE FOLLOWING, WHICH WE INTEND TO BE AN AMPLIFICATION (BUT IT MAY ALSO BE DUPLICATIVE), IN CONJUNCTION WITH THE FEE TABLES, AND THE ACCOMPANYING FOOTNOTES, APPEARING EARLIER IN THE PROSPECTUS. SEE "IN SUMMARY:
FEE TABLES," BEGINNING ON PAGE 5. ALSO, SEE THE POLICY, INCLUDING THE POLICY DATA PAGE, AND THE RIDERS, FOR MORE INFORMATION.

We will make deductions under the policy to compensate us for: the services and benefits we provide; the cost and expense we incur; and the risks we assume. Every time you make a Premium payment, unless you have elected the Adjusted Sales Load Life Insurance Rider for that Premium payment, we will charge against that Premium payment a Premium load, which is composed of a sales load and premium taxes. If you have elected the Adjusted Sales Load Life Insurance Rider, part or all of this load will be credited to your policy's Cash Value. If we begin to charge for illustrations, you will be expected to pay the charges directly to us at the time of your request. We will not deduct this charge from your policy's Cash Value. However, all other charges will be assessed against the policy's Cash Value. With the exceptions of the mortality and expense risk charge and policy loan interest, we will deduct these charges proportionately from the balances of your Sub-Account portfolio and fixed account allocation(s). We will deduct the mortality and expense risk charge from the Cash Value of the Sub-Account portfolios. We will transfer the loan interest charge from your investment options the Cash Value of the loan account. We take the monthly periodic charges in advance and we will not pro rate any monthly rider charge should the rider terminate before the beginning of the next month.

There are also operating charges associated with the Sub-Account portfolios. While you will not pay them directly, they will affect the value of the assets in the Sub-Account portfolios. On a daily basis, the manager of each mutual fund that comprises the policy's available variable investment options deducts operating charges from that mutual fund's assets before calculating the NAV. (We use NAV to calculate the value of your corresponding Sub-Account portfolio allocation in Units.) In addition, some mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to that Sub-Account. The fee is assessed against the amount transferred and is paid to the mutual fund. For more information on the operating charges and short-term trading fees assessed by the mutual funds held by the Sub-Account portfolios, please see the prospectus for the mutual fund and "Short-Term Trading Fees" in this prospectus.

PREMIUM LOAD

     This charge currently amounts to $75 per $1,000 of Premium and covers our sales expenses and reimburses us for taxes imposed by state and local governments (at the estimated rate of 2.25%) and the federal government (at the estimated rate of 1.25%). The amount for Premium taxes is an estimated amount. If the actual tax liability is more or less, we will not adjust the charge, so we may profit from it.

SURRENDER CHARGES

     A surrender charge will apply if you surrender or lapse the policy. There are two components meant to cover our policy underwriting (the underwriting component) and sales expenses (the sales component), including for: processing the application; conducting any medical exams; determining insurability (and the Insured's underwriting class); and establishing policy records. The surrender charge equals the underwriting component and 22.5% of the sales component. We will deduct the surrender charge based on the following schedule:

     ---------------------- ------------------------
            DURING           PERCENTAGE OF INITIAL
     ---------------------     SURRENDER CHARGE
          POLICY YEAR
     ---------------------- ------------------------
               1                     100%
     ---------------------- ------------------------
               2                      95%
     ---------------------- ------------------------
               3                      85%
     ---------------------- ------------------------
               4                      80%
     ---------------------- ------------------------
               5                      70%
     ---------------------- ------------------------
               6                      60%
     ---------------------- ------------------------
               7                      50%
     ---------------------- ------------------------
               8                      40%
     ---------------------- ------------------------
               9                      30%
     ---------------------- ------------------------
              10                      25%
     ---------------------- ------------------------
              11                      20%
     ---------------------- ------------------------
              12                      15%
     ---------------------- ------------------------
              13                      10%
     ---------------------- ------------------------
              14                      5%
     ---------------------- ------------------------
           After 14                   0%
     ---------------------- ------------------------

     The underwriting component is the product of the Specified Amount, divided by 1,000, and the administrative target Premium. The administrative target Premium is actuarially derived, and we use it to figure out how much to charge per Premium payment for underwriting expenses. The administrative target Premium varies by the Insured's age when the policy was issued.

     The sales expense component will be the lesser of the following two amounts. The first amount is the product of the Specified Amount, divided by 1,000, and the surrender target Premium. The surrender target Premium is actuarially derived, and we use it to figure out how much to charge per Premium payment for sales expenses. The surrender target Premium varies by the Insured's sex; age (when the policy was issued); and the underwriting class. The second amount is the sum of all Premium payments you made during the first two years from the Policy Date.

     We will calculate a separate surrender charge based on the Specified Amount and each increase in the Specified Amount, which, when added together, will amount to your surrender charge.

     All things being equal, the surrender charge will be greater for a policy with: an older Insured; a male insured; a higher Specified Amount; more Premium in the first two policy years; or a higher risk Insured. If you change the Death Benefit option, and the change does not result in a different Net Amount At Risk, we will not deduct a surrender charge.

PARTIAL SURRENDER FEE

     You may request a partial surrender after the first year from the Policy Date while the policy is In Force, and we may charge a partial surrender fee, of the lesser of $25 or 2% of the dollar amount of the partial surrender, to compensate us for the administrative costs in calculating and generating the surrender amount. However, currently, there is no charge for a partial surrender.

SHORT-TERM TRADING FEES

     Some mutual funds may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

     Short-term trading fees are intended to compensate the mutual fund (and policy owners with interests allocated in the mutual fund) for the negative impact on fund performance that may result from frequent, short-term trading strategies. Short-term trading fees are not intended to affect the large majority of policy owners not engaged in such strategies.

     Any short-term trading fee assessed by any mutual fund available in conjunction with the policies described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading. Short-term trading fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees. Please refer to the prospectus for each Sub-Account portfolio for more detailed information. Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account. We will not provide advance notice of the assessment of any applicable short-term trading fee.

     For a list of available sub-accounts that assess short-term trading fees, see "Total Annual Sub-Account Portfolio Operating Expenses" earlier in this prospectus.

     If a short-term trading fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading. The separate account will then pass the short-term trading fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the fee from that policy owner's sub-account value. All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by us or the separate account.

     Transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining short-term trading fees. In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

     Some transactions are not subject to short-term trading fees. Transactions that are not subject to short-term trading fees include:

     o scheduled and systematic transfers, such as Dollar Cost Averaging and Asset Rebalancing;

     o    policy loans or surrenders; or

     o    payment of the Death Benefit proceeds upon the Insured's death.

     New share classes of currently available mutual funds may be added as investment options under the policy. These new share classes may require the assessment of short-term trading fees. When these new share classes are added, new Premium payments and exchange reallocations to the mutual funds in question may be limited to the new share class.

COST OF INSURANCE

     The cost of insurance charge compensates us for underwriting the insurance protection under the policy. The cost of insurance charge is the product of the Net Amount At Risk and the cost of insurance rate.

     We base the cost of insurance rates on our expectations of future mortality and expense. The cost of insurance rate will vary by: the Insured's sex, age; specified amount; underwriting class (including any substandard ratings); length of time the policy has been In Force, and Specified Amount. There will be a separate cost of insurance rate for the initial Specified Amount and any increase. The cost of insurance rates will never be greater than those shown on the Policy Data Page.

     We will uniformly apply a change in any cost of insurance rates for Insureds of the same age, sex, underwriting class (including any substandard rating) for policies In Force for the same length of time. The change may result in increase your cost of insurance charges which, accordingly, would decrease your policy's Cash Value. The change could increase your cost of insurance charge, which, accordingly, would decrease your policy's Cash Value, and the converse is true, too. In contrast, you could cause your cost of insurance charge to decrease with a request to reduce the Specified Amount that also reduces the Net Amount At Risk.

MORTALITY AND EXPENSE RISK


     Currently, we deduct this charge monthly according to the following schedule: during the first through fifteenth year from the Policy Date, the charge is $0.66 per $1,000 of Cash Value. After the fifteenth year, the charge decreases to $0.30 per $1,000 of Cash Value. This charge compensates us for assuming risks associated with mortality and expense costs and we may profit from it. The mortality risk is that the Insureds do not live as long as expected. The expense risk is that the costs of issuing and administering the policy are more than expected. The maximum guaranteed mortality and expense risk charge is $0.66 per $1,000 of cash value in all years.

POLICY EXPENSE PER $1,000 OF SPECIFIED AMOUNT

     We guarantee that the policy expense per $1,000 of Specified Amount charge will not exceed $0.30 per $1,000 of Specified Amount. This charge applies for the first two years from the Policy Date and compensates us for sales, underwriting, distribution and issuance of the policy.

MONTHLY EXPENSE CHARGE

     We guarantee that the monthly expense charge will not exceed $7.50 per month and it currently is $5 per month. This charge reimburses us for the cost of maintaining the policy, including accounting and recordkeeping.

POLICY LOAN INTEREST

     We charge interest on the amount of an outstanding policy loan, at the rate of 4.5% per annum, which will accrue daily. The loan and accrued interest becomes due and payable at the end of each year from the Policy Date, when you take a new loan, when the policy Lapses, or when you surrender the policy. If left unpaid, we will add it to the policy's outstanding Indebtedness. As collateral or security for repayment, we will transfer an equal amount of Cash Value from the Sub-Accounts on a pro-rata basis to the loan account on which interest will accrue and be credited daily. If there is insufficient Cash Value in the Sub-Accounts, we will transfer amounts from the fixed account to the loan accounts. The minimum guaranteed interest crediting rate is stated on the Policy Data Page, and is currently 3.0% per annum. The effect of the 4.5% interest on the loan balance and the 3.0% crediting on the policy loan account is a net cost of no more than 1.50% per annum.

CHILDREN'S INSURANCE RIDER

     The children's insurance rider amounts to $0.43 per $1,000 of the Rider's specified amount. This charge compensates us for providing term insurance on the life of each child of the Insured. We will assess the charge for the Rider so long as the policy is In Force and the Rider is in effect. The cost will remain the same, even if you request to change the number of children covered under the Rider. However, we may decline your request to add another child based on our underwriting standards.

LONG-TERM CARE RIDER

     This charge compensates us for providing long-term care coverage beginning once the Insured meets the eligibility requirements. The charge is the product of the Net Amount At Risk of the Rider and a long-term care cost of insurance rate. Because this Rider has no Cash Value, we define its Net Amount At Risk as the lesser of the Specified Amount of the Rider and the Net Amount At Risk of the policy. We base the long-term care cost of insurance rate on our expectations as to your need for long-term care over time. The long-term care cost of insurance rate will vary by: the Insured's sex; Attained Age; underwriting class; and any substandard ratings.

SPOUSAL LIFE INSURANCE RIDER

     This charge compensates us for providing term insurance, renewable monthly, on the life of the Insured's spouse. The charge is the product of the Specified Amount of this Rider and the spousal life insurance cost of insurance rate. We base the spousal life insurance cost of insurance rate on our expectations as to the mortality of the Insured's spouse. The spousal life insurance cost of insurance rate will vary by: the spouse's sex; Attained Age; underwriting class; and any substandard ratings.

ACCIDENTAL DEATH BENEFIT RIDER

     This charge for this Rider compensates us for providing coverage in the event of the Insured's accidental death, meaning the Insured's death as a result of bodily injury caused by external, violent and accidental means from a cause other than a risk not assumed. The charge is the product of the Specified Amount of this Rider and the accidental death benefit cost of insurance rate. We base the accidental death benefit cost of insurance rate on our expectations as to the likelihood of the Insured's accidental death. The accidental death benefit cost of insurance rate will vary by: the Insured's sex; Attained Age; underwriting class; and any substandard ratings.

PREMIUM WAIVER RIDER

     The charge for this Rider compensates us for crediting your policy the amount of scheduled due and payable Premium payments upon the Insured's total disability for six consecutive months. The benefit will amount to the lesser of the Premium you specified, and the average actual Premiums you paid over the last 36 months before the total disability. The charge is the product of the benefit of this Rider and the Premium waiver cost rate. We base the Premium waiver cost rate on our expectations as to likelihood of the Insured's total disability for six consecutive months. The Premium waiver cost rate will vary by: the Insured's sex; Attained Age; underwriting class; and any substandard ratings. IF YOU CHOOSE THIS RIDER, YOU MAY NOT ALSO CHOOSE THE DEDUCTION WAIVER RIDER.

ADDITIONAL (insurance) PROTECTION RIDER

     The charge for this Rider compensates us for providing term life insurance on the Insured. The charge is the product of the Specified Amount of this Rider and the additional protection cost of insurance rate. We base the additional protection cost of insurance rate on our expectation as to the Insured's mortality. The additional protection cost of insurance rate will vary by: the Insured's sex; Attained Age; underwriting class; any substandard ratings; and the Specified Amount of the Rider.

ADJUSTED SALES LOAD LIFE INSURANCE RIDER


     The charge for this Rider replaces the Premium load to cover our sales expenses and Premium taxes. The benefit associated with the Adjusted Sales Load Life Insurance Rider is the replacement of part or all of the up-front Premium Load (comprised of the Sales Load and Premium Taxes) with a monthly Rider charge. You may elect the number of years (from 1 to 7) that you want the Premium Load replaced. You will pay a Premium Load on any amount that you do not elect to be replaced by the Rider. This Rider is only available to purchase at the time of application.

     If you purchase this Rider, you should expect the aggregate monthly Rider charges to be greater than the amount we would have deducted as Premium Load. To better understand how this Rider might benefit you, ask for an illustration of future benefits and rights under the policy with and without the purchase of this Rider.

     Adjusted Sales Load Life Insurance Rider Charge. We deduct a monthly Adjusted Sales Load Life Insurance Rider Charge if you elect the Rider to compensate us for the sales and premium tax expenses that we will not collect in the form of Premium Load. The charge is the product of your aggregate monthly Premiums since the Policy Date, the portion of Premium Load you choose to replace (expressed as a whole percentage of Premiums paid), and the factor of 0.0001354. The Rider's charge may vary. Each Premium payment you make will cause the Rider's charge to increase. How long the Rider charge is assessed will also vary. The Rider charge will be assessed for 9 policy years, plus the number of years (from 1 to 7) that you want the Premium Load replaced (with a maximum Rider charge period of 15 years). However, if you stop making Premium payments during that 1 to 7-year period, the Rider charge will only be assessed for 9 policy years, plus the number of years that you actually made Premium payments.

          For example, upon election, you anticipated making Premium payments for 5 years. Therefore, you expect to have the Rider charge assessed for 14 years (9 years plus 5 years). However, you actually make your last Premium payment in policy year 3, and do not make any additional Premium payments. Since you did not get full "use" of the Rider (you only received 3 years worth of Premium Load replacement), we will only assess the Rider charge for 12 policy years (9 years plus the 3 years' worth of benefit you received).

     If the policy terminates within the first 10 policy years, we will deduct from the Cash Surrender Value an amount to compensate us for the Premium Load we waived, but were unable to recover as a Rider charge. The amount deducted from the Cash Surrender Value will equal the product of the actual Premium Load replaced by the Rider (in dollars) and the percentage from the following table that corresponds to the number of years the policy has been In Force.


        -------------------------- -------- ------- -------- ------- -------- ------- -------- ------- -------- ------- --------
             NUMBER OF YEARS          1       2        3       4        5       6        7       8        9       10      11+
           THE POLICY HAS BEEN
                IN FORCE
        -------------------------- -------- ------- -------- ------- -------- ------- -------- ------- -------- ------- --------
               PERCENTAGE           100%     90%      80%     70%      60%     50%      40%     30%      20%     10%      0%
        -------------------------- -------- ------- -------- ------- -------- ------- -------- ------- -------- ------- --------


          For example, at the time you elected the Rider, you elected to replace the Premium Load for 7 years. During the 5th policy year, you terminate the policy. During the 5 years the policy was In Force, you paid $10,000 of Premium. The amount of Premium Load that the Rider replaced is $400 ($40 for each $1,000 of Premium). Therefore, we will deduct $240 (60% of $400) from your Cash Surrender Value.

     The Adjusted Sales Load Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations. We will only deduct the Adjusted Sales Load Life Insurance Rider Charge from the Long Term Fixed Account if there is insufficient Cash Value in the Sub-Accounts and Fixed Account.


DEDUCTION (of fees and expenses) WAIVER RIDER

     The charge for this Rider compensates us for waiving the due and payable monthly charges (excluding this Rider's charge) upon the Insured's total disability, as defined in this Rider, for six consecutive months. (However, during the first three years from the Policy Date, we will instead credit your policy with the minimum monthly Premium payment due during the Insured's total disability.) The charge is the product of the amount of periodic charges deducted from the policy on a monthly basis (excluding the cost for this Rider) and the deduction waiver cost rate. We base the deduction waiver cost rate on our expectations as to the likelihood of the Insured's total disability for six consecutive months. The deduction waiver cost rate varies by: the Insured's sex; Attained Age; underwriting class; and any substandard ratings. IF YOU CHOOSE THIS RIDER, YOU MAY NOT ALSO CHOOSE THE PREMIUM WAIVER RIDER.

A NOTE ON CHARGES

     We make many assumptions and account for many economic and financial factors in establishing fees and charges. As we noted at the beginning of this "Charges" section, the deductions we make under the policy are designed to compensate us for the services and benefits we provide, the distribution and operational expenses we incur, and the risks we assume. Our initial expenses in distributing and establishing the contract exceed the deductions we make during the early stages of policy ownership. Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long term financial product. Accordingly, we have designed the policy with features and underlying investment options that we believe support and encourage long-term ownership. The "In Summary:
     Fee Tables," beginning on page 5 sets out the costs you incur when you purchase this policy. The following two sections describe how we use some of those charges to distribute the policy and how some of the underlying investment options pay us for services we provide to them. Neither of these transactions alters the charges you pay for the policy. Rather, these two sections provide you with information about how we set those charges. You should consider how these transactions may affect any advice you may receive with respect to the policy.

     Distribution, Promotional and Sales Expenses

     Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances. We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 99% of first year target premiums and 3% of renewal premium after the first year.

     We have the ability to customize the total compensation package of our broker-dealer firms. We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (99% of first year target premiums and 3% of renewal premium after the first year). Commission may also be paid as an asset-based amount instead of a premium based amount. If an asset-based commission is paid, it will not exceed 0.25% of the non-loaned cash value per year.

     The actual amount and/or forms of total compensation we pay depends on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide. Some broker-dealer firms may not receive maximum total compensation.

     Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm. If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

     Revenue from Underlying Mutual Funds

     The underlying mutual funds incur expense each time they sell, administer, or redeem their shares. Since the Variable Account purchases fund shares on behalf of all policy holders, it serves as a single shareholder of the fund. By processing aggregated policy owner transactions, we relieve the fund of the expenses of processing individual policy owner transactions. We also pay the costs of selling the policy as outlined in the preceding section. Sales of the policy benefits the funds by allowing policy owners to purchase interests in the Sub-Accounts, which then results in the Variable Account's purchase of fund shares. We perform all of the accounting and recordkeeping for the Sub-Accounts, and pay any processing cost associated with the redemption of interests in the Sub-Accounts. The underlying mutual funds understand and acknowledge the value of these services we provide. Accordingly, the underlying mutual funds pay us (or our affiliates) a fee for some of the distribution and operational services that we provide (and related costs incurred). These payments may be made pursuant to an underlying mutual fund's 12b-1 plan, in which case they are deducted from underlying mutual fund assets. Alternatively, such payments may be made pursuant to service/administration agreements between the underlying mutual fund's adviser (or its affiliates) and us (or our affiliates), in which case payments are typically made from assets outside of the underlying mutual fund assets. In some cases, however, payments received may derive from sub-transfer agent fees or fees taken pursuant to administrative service plans adopted by the underlying mutual fund. In setting the charges for this policy, we considered the amount of these payments expected to be received from the underlying mutual funds. Without these payments, our charges would be expected to be higher. We include only funds in the Variable Account that make these payments for the services we provide.

--------------------------------------------------------------------------------
                TO ALLOCATE NET PREMIUM AND SUB-ACCOUNT VALUATION
--------------------------------------------------------------------------------

You may allocate all or a portion of your Net Premium to any Sub-Account. The separate account is divided into Sub-Accounts that invest in shares of one or more portfolios of the different mutual funds available under the policy. Or you may allocate all or a portion of your Net Premium to the fixed investment option that is funded by the assets of our general account.

Based on the right to examine law, some states require that we refund the initial Premium if you exercise your right to cancel the policy. Others require that we return the Cash Value. If yours is a state that requires us to refund the initial Premium, we will hold the initial Net Premium in the W&R Target Funds, Inc. - Money Market Portfolio. Once your examination right ends, we will transfer the Cash Value to your Sub-Account allocations in effect at the time of the transfer. If yours is a state that requires us to refund the Cash Value, we will allocate the Net Premiums to the Sub-Account choices in effect when we receive the Premium payment.

VARIABLE INVESTMENT OPTIONS

     The variable investment options constitute the limitedly available mutual funds, and we have divided the separate account into an equal number of Sub-Account portfolios to account for your allocations. Each Sub-Account portfolio invests in a mutual fund that is registered with the SEC. This registration does not involve the SEC's supervision of the management or investment practices or policies of these mutual funds. The "Available Sub-Accounts" section identifies the available mutual funds, by name, investment type and adviser. Your choices and any changes will appear on the Policy Data Pages.

     Each Sub-Account portfolio's assets are held separately from the assets of the other Sub-Account portfolios, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Account portfolios. Thus, each Sub-Account portfolio operates as a separate investment fund, and the income or losses of one Sub-Account portfolio generally have no effect on the Investment Experience of any other Sub-Account portfolio.

THE FIXED INVESTMENT OPTION

     The Net Premium you allocate to the fixed investment option is held in the fixed account, which is part of our general account. The general account contains all of our assets other than those in the separate accounts and funds the fixed investment option. These assets are subject to our general liabilities from business operations. The general account is used to support our insurance and annuity obligations. Any amounts in excess of the separate account liabilities are deposited into our general account. We bear the full investment risk for all amounts allocated to the fixed account.

     We guarantee that the amounts you allocate to the fixed investment option will be credited interest daily at a net effective annual interest rate of no less than the stated interest crediting rate on the Policy Data Page. We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion. You assume the risk that the actual rate may not exceed the guaranteed interest crediting rate.

     The amounts you allocate to the fixed investment option will not share in the investment performance of our general account. Rather, the investment income you earn on your allocations will be based on varying rates we set.

     The general account is not subject to the same laws as the separate account, and the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. However, information about the fixed account is subject to federal securities laws relating to the accuracy and completeness of statements made by prospectus disclosure.

     Interest rates are set at the beginning of each calendar quarter and will be effective for at least three months. You may receive a different interest rate on Net Premium versus a transfer of Units from a Sub-Account portfolio. In honoring your request to transfer an amount out of the fixed account, we will do so on a last-in, first out basis (LIFO).

ALLOCATION OF NET PREMIUM AND CASH VALUE

     We allocate your Net Premium payments to Sub-Accounts or the fixed account per your instructions. You must allocate your Net Premium payments in whole percentages. The sum of allocations must equal 100%.

WHEN SUB-ACCOUNT UNITS ARE VALUED

     We will price Sub-Account Units on any day the New York Stock Exchange
     (NYSE) is open for business, unless we are closed.

     We will not price Sub-Account Units on these recognized holidays.

     o    New Year's Day

     o    Martin Luther King, Jr. Day

     o    Presidents' Day

     o    Good Friday

     o    Memorial Day

     o    Independence Day

     o    Labor Day

     o    Thanksgiving

     o    Christmas

     In addition, we will not price Sub-Account Units if:

     o    trading on the New York Stock Exchange is restricted;

     o an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

     o the SEC, by order, permits a suspension or postponement for the protection of security holders.

     SEC rules and regulations govern when the conditions described above exist. Any transaction you try to effect when we are closed will not happen until the next day the NYSE and we are both open for business.

HOW INVESTMENT EXPERIENCE IS DETERMINED

     Though the number of Sub-Account Units will not change as a result of Investment Experience, changes in the net investment factor may cause the value of a Sub-Account Unit to increase or decrease from Valuation Period to Valuation Period. Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

     We determine the change in Sub-Account values at the end of a Valuation Period. The Sub-Account Unit value for a Valuation Period is determined by multiplying the Sub-Account Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

     We determine the net investment factor for any Valuation Period by dividing
     (a) by (b) where:

     (a)  is the sum of:

          o the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period;

          o the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

          o a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations.

     (b)  is the net of:

          o the NAV per share of the mutual fund as of the end of the immediately preceding Valuation Period; plus or minus.

          o the per share charge or credit for any taxes reserved for in the immediately preceding Valuation Period.

CASH VALUE

     The policy has a Cash Value. There is no guaranteed Cash Value. Rather, it will be based on the unit values, and vary with the Investment Experience of the Sub-Account portfolios to which you have allocated Net Premium, as well as the values of, and any daily crediting of interest to, the policy loan and fixed accounts. It will also vary because we deduct the policy's periodic charges from the Cash Value. So, if the policy's Cash Value is part of the Death Benefit option you have chosen, then your Death Benefit will fluctuate.

     We will determine the value of the assets in the separate account at the end of each Valuation Period. We will determine the Cash Value at least monthly. To determine the number of Sub-Account Units credited to each Sub-Account, we divide the net amount you allocate to the Sub-Account by the Sub-Account Unit value for the Sub-Account (using the next Valuation Period following when we receive the Premium).

     If you surrender part or all of the policy, we will deduct a number of Sub-Account Units from the separate account and an amount from the fixed account that corresponds to the surrendered amount. Thus, your policy's Cash Value will be reduced by the surrendered amount. Similarly, when we assess charges or deductions, a number of Sub-Account Units from the separate account and an amount from the fixed account that corresponds with the charge or deduction will be deducted from the policy's Cash Value. We make these deductions in the same proportion that your interests in the separate account and the fixed account bear to the policy's total Cash Value.

     The Cash Value in the policy loan and fixed accounts will be credited interest daily at the guaranteed minimum annual effective rate stated on the policy data page. We may decide to credit interest in excess of the guaranteed minimum annual effective rate. For the fixed account, we will guarantee the current rate in effect through the end of the calendar quarter. The interest rate for each guarantee period after that will continue for at least three months. Upon request, we will inform you of the current applicable rates for each account. For more information, see "The Fixed Investment Option," beginning on page 26 and "Loan Amount And Interest," beginning on page 32.

     On any date during the policy year, the Cash Value equals the Cash Value on the preceding Valuation Period, plus any Net Premium applied since the previous Valuation Period, minus any policy charges, plus or minus any investment results, and minus any partial surrenders.

DOLLAR COST AVERAGING

     You may elect to participate in a dollar cost averaging program. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations, which will promote a more stable Cash Value and Death Benefit over time. The strategy spreads the allocation of your Premium among the Sub-Account portfolios and the fixed investment option over a period of time to allow you to potentially reduce the risk of investing most of your Premium into the Sub-Accounts at a time when prices are high. There is no charge for dollar cost averaging, but it does count as a transfer event. For more information regarding transfer events, see "Modes To Make A Transfer," beginning on page 15.

     On a monthly basis (or another frequency we may permit), a specified dollar amount of your Premium is systematically and automatically transferred from the fixed account or the W&R Target Funds, Inc. - Money Market Portfolio to any Sub-Account portfolio.

     We will continue to process transfers until there is no more value left in the fixed account or the originating Sub-Account portfolio(s). You may also instruct us in writing to stop the transfers. If you have Premium transferred from the fixed account, the amount must be no more than 1/30th of the fixed account value at the time you elect to participate in the program. Either you elect to participate in the dollar cost averaging program upon application or by submitting an election form before the beginning of the month.

     Periodically, we may offer enhanced dollar cost averaging programs on initial Premiums, participation in which will earn you interest on the cash value of the fixed account that is covered under the enhanced dollar cost averaging program. The interest we credit daily may be different than the net effective annual interest rate we credit on the cash value of the fixed account that is outside of the enhanced dollar cost averaging program. These programs will last for one year, and your Premium will be systematically and automatically transferred based on the following schedule:

     ---------------------- ------------------------
      BEGINNING OF MONTH     FRACTION TRANSFERRED
     ---------------------- ------------------------
               2                     1/11
     ---------------------- ------------------------
               3                     1/10
     ---------------------- ------------------------
               4                      1/9
     ---------------------- ------------------------
               5                      1/8
     ---------------------- ------------------------
               6                      1/7
     ---------------------- ------------------------
               7                      1/6
     ---------------------- ------------------------
               8                      1/5
     ---------------------- ------------------------
               9                      1/4
     ---------------------- ------------------------
              10                      1/3
     ---------------------- ------------------------
              11                      1/2
     ---------------------- ------------------------
              12               Remaining Amount
     ---------------------- ------------------------

     A dollar cost averaging program may not be available in all states. We do not assure the success of these strategies; success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Units when their value is low, as well as when it is high. We may modify, suspend or discontinue these programs at any time. We will notify you in writing 30 days before we do so.

ASSET REBALANCING

     You may elect to set up asset rebalancing. To do so, you must complete the Asset Rebalancing Program Form and submit it to our Home Office. (You will use the same form to change your investment allocation choices, or terminate asset rebalancing, too.) Thereafter, automatically, on a periodic basis, the cash value of your chosen Sub-Account portfolios (up to 20), having fluctuated with Investment Experience, will be rebalanced in proportion to your investment allocation choices. There is no charge for asset rebalancing, but it does count as a transfer event. For more information, see "Modes To Make A Transfer," beginning on page 15. You can schedule asset rebalancing to occur every three, six, or twelve months on days when we price Sub-Account Units. For more information, see "When Sub-Account Units Are Valued," beginning on page 26.

     Unless you elect otherwise, asset rebalancing will not affect the allocation of Net Premiums you pay after beginning the program. Manual transfers will not automatically terminate the program. Termination of the Asset Rebalancing program will only occur as a result of your specific instruction to do so. We reserve the right to modify, suspend or discontinue asset rebalancing at any time.

--------------------------------------------------------------------------------
                                THE DEATH BENEFIT
--------------------------------------------------------------------------------

CALCULATION OF THE DEATH BENEFIT PROCEEDS

     We will calculate the Death Benefit and pay it to the beneficiary when we receive at our Home Office proof that the Insured has died, as well as other customary information. We will not dispute the payment of the Death Benefit after the policy has been In Force for two years from the Policy Date. The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.

     While the policy is In Force, the Death Benefit will never be less than the Specified Amount. The Death Benefit will depend on which option you have chosen and the tax test (as described in the following "Minimum Required Death Benefit" section) you have elected. Also, the Death Benefit may vary with the Cash Value of the policy, which will depend on investment performance and take into account any insurance provided by Riders, as well as outstanding Indebtedness and any due and unpaid monthly deductions that accrued during a Grace Period.

DEATH BENEFIT OPTIONS

     There are three Death Benefit options under the policy. You may choose one.

     If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option One.

     OPTION ONE

     The Death Benefit will be the greater of the Specified Amount or the minimum required Death Benefit.

     OPTION TWO

     The Death Benefit will be the greater of the Specified Amount PLUS the Cash Value as of the date of death, or the minimum required Death Benefit

     OPTION THREE

     The Death Benefit will be the greater of the Specified Amount PLUS the accumulated Premium account (which consists of all Premium payments minus all partial surrenders accumulated at a specified interest rate to the date of death) or the minimum required Death Benefit. The amount of the accumulated Premium account will be based on the Option Three Interest Rate stated on the Policy Data Page. The Death Benefit increase over the Specified Amount will be no less than zero and no more than the Option Three Maximum Increase which is also stated on the Policy Data Page.

     For any Death Benefit option, the calculation of the minimum required Death Benefit is shown on the Policy Data Page. Not all Death Benefit options are available in all states.

THE MINIMUM REQUIRED DEATH BENEFIT

     The policy has a "minimum required Death Benefit." The minimum required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under the guideline Premium/cash value corridor test of
     Section 7702 of the Code. The tax tests for life insurance generally require that the policy has a significant element of life insurance and not be primarily an investment vehicle.

     The tax tests for life insurance generally require that the policy has a significant element of life insurance and not be primarily an investment vehicle. At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

     o    the cash value accumulation test; or

     o    the guideline premium/cash value corridor test.

     The cash value accumulation test determines the minimum required Death Benefit by multiplying the account value by a percentage calculated under federal tax regulations. The percentages depend upon the Insured's age, gender and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient death benefit in relation to the Cash Value at all times.

     The guideline premium/cash value corridor test determines the minimum required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value. These percentages are set out in the Code, but the percentage varies only by the attained age of the Insured.

     Regardless of which test you elect, we will monitor compliance to assure that the policy meets the statutory definition of life insurance for federal tax purposes. As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes. Conversely, in the event that the policy did not qualify as life insurance because your Death Benefit failed to meet the minimum required Death Benefit, the proceeds payable under the policy would be includable in the recipient's gross income for federal tax purposes. Because of this adverse consequence, we may refuse additional Premium payments or return the gross Premium payments to you so that the policy continues to meet the Code's definition of life insurance. For more information, see "Periodic Withdrawals, Non-Periodic Withdrawals And Loans," beginning on page 35.

     If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.

CHANGES IN THE DEATH BENEFIT OPTION

     After the first policy year, you may elect to change the Death Benefit option under the policy as follows: from Option 1 to Option 2, from Option 2 to Option 1, from Option 3 to Option 1, or from Option 3 to Option 2. You may not change from either Option 1 or Option 2 to Option 3. We will permit only one change of Death Benefit option per policy year. The effective date of a change will be the monthly anniversary date following the date we approve the change.

     For any change in the Death Benefit option to become effective, the cash surrender value after the change must be sufficient to keep the policy In Force for at least three months.

     We will adjust the Specified Amount so that the Net Amount At Risk remains constant before and after the Death Benefit option change. Because your Net Amount At Risk remains the same, changing the Death Benefit option by itself does not alter the policy's cost of insurance. The policy's charges going forward, however, will be based on a new Specified Amount that will change the calculation of those charges. Depending on changes in factors such as fluctuations in policy's cash value, these charges may increase or decrease after the reduction. Notwithstanding, we will refuse a Death Benefit option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

SUICIDE

     If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders. If the Insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the Specified Amount, we will pay no more than the Death Benefit associated with the initial Specified Amount, plus the cost of insurance charges associated with the increase in Specified Amount.

--------------------------------------------------------------------------------
                                   SURRENDERS
--------------------------------------------------------------------------------

FULL SURRENDER

     You may surrender the policy for the cash surrender value at any time while the Insured is alive. We calculate the cash surrender value based on the policy's cash value. For more information, see "Cash Value," beginning on page 27. To derive the cash surrender value, we will deduct from the cash value Indebtedness and the surrender charge. The effective date of a surrender will coincide with the date on which we receive the policy and your written request at our Home Office. We reserve the right to postpone payment of that portion of the cash surrender value attributable to the fixed account for up to six months.

PARTIAL SURRENDER

     You may request a partial surrender of the policy's Cash Surrender Value at any time while the policy is In Force and after the first year from the Policy Date. We may charge $25 for a partial surrender. Currently, however, there is no charge. Partial surrenders will cause a reduction of your policy's Specified Amount. A partial surrender will reduce the Cash Value in each Sub-Account the same proportion as your current allocations, unless you instruct otherwise.

     We reserve the right to limit partial surrenders to one per year. The minimum amount of any partial surrender request is $200. A partial surrender cannot cause the total Specified Amount to be reduced below the minimum Specified Amount indicated on the Policy Data Page and after any partial surrender, the policy must continue to qualify as life insurance under federal tax law. Partial surrenders may be subject to income tax penalties. They could also cause your policy to become a "modified endowment contract" under tax law, which would change the income tax treatment of any distribution from the policy. For more information, see "Periodic Withdrawals, Non-Periodic Withdrawals and Loans," beginning on page 35.

REDUCTION OF SPECIFIED AMOUNT ON A PARTIAL SURRENDER

     When you take an ordinary partial surrender, we will reduce the Specified Amount to ensure that the Net Amount At Risk does not increase. Because your Net Amount At Risk is the same before and after the reduction, a partial surrender by itself does not alter the policy's cost of insurance. The policy's charges going forward will be based on a new Specified Amount that will change the calculation of those charges. Depending on changes in variables such as the Cash Value, these charges may increase or decrease after the reduction in Specified Amount.

     Any reduction we make to the Specified Amount will be made in the following order:

     o    against the most recent increase in the Specified Amount;

     o against the next most recent increases in the Specified Amount in succession; and

     o    against the Specified Amount under the original application.

--------------------------------------------------------------------------------
                               THE PAYOUT OPTIONS
--------------------------------------------------------------------------------

You have a number of options of receiving Proceeds, besides in a lump sum, which you may elect upon application. You may elect one or a combination of options. We will pay the Proceeds from our general account. If you do not make an election, when the Insured dies, the beneficiary may do so. If the beneficiary does not make an election, we will pay the Proceeds in a lump sum. Normally, we will make the lump sum payment within seven days after we receive your written request at our Home Office. We will postpone any payment of Proceeds, however, on the days we are unable to price Sub-Account Units. For more information, see "When Sub-Account Units Are Valued," beginning on page 26. To elect more than one payout option, you must apportion at least $2,000 per option, which would amount to a payment, at specified intervals, of at least $20. At any time before Proceeds become payable, you may request to change your payout option in writing to our Home Office. Changing the beneficiary of the policy will revoke the payout options in effect at that time. Proceeds are neither assignable nor subject to claims of creditors or legal process.

Please note that for the remainder of The Payout Options section, "you" means the person we are obligated to pay.

INTEREST INCOME

     You keep the Proceeds with us to earn interest at a specified rate. The interest can be paid at the end of 12-, six-, three- or one-month intervals or left to accumulate. You may withdraw any outstanding balance by making a written request of us at our Home Office. We will pay interest on the outstanding balance at a rate of at least 2.5% per year, compounded annually. We will determine annually if we will pay any interest in excess of 2.5%. Upon your death, we will pay any outstanding balance to your estate.

INCOME FOR A FIXED PERIOD

     You keep the Proceeds with us, but are paid at specified intervals over a number of years (no more than 30). Each payment consists of a portion of the Proceeds plus interest at a guaranteed rate. The Proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. You may withdraw any outstanding balance by making a written request of us to our Home Office. We will pay interest at an annually determined rate of at least 2.5% per year, compounded annually. We will determine annually if we will pay any interest in excess of 2.5%. Upon your death, we will pay any outstanding balance to your estate.

LIFE INCOME WITH PAYMENTS GUARANTEED

     We pay you the Proceeds at specified intervals for a guaranteed period (10, 15 or 20 years), and, then, for the rest of your life, if you have outlived the guaranteed period. The Proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. During the guaranteed period, we will pay interest on the outstanding balance at a rate of at least 2.5% per year, compounded annually. We will determine annually if we will pay any interest in excess of 2.5%. As the payments are based on your lifetime, you cannot withdraw any amount you designate to this option after payments begin. If you die before the guaranteed period has elapsed, we will make the remaining payments to your estate. If you die after the guaranteed period has elapsed, we will make no payments to your estate.

FIXED INCOME FOR VARYING PERIODS

     You keep the Proceeds with us, but are paid a fixed amount at specified intervals until principal and interest have been exhausted. The total amount payable each year may not be less than 5% of the original Proceeds. The Proceeds can be paid at the beginning of 12-, six- three- or one-month intervals. You may withdraw any outstanding balance by making a written request of us at our Home Office. We will pay interest on the outstanding balance at a rate of at least 2.5% per year, compounded annually. We will determine annually if we will pay any interest in excess of 2.5%. Upon your death, we will pay any outstanding balance to your estate.

JOINT AND SURVIVOR LIFE

     We pay you the Proceeds in equal payments at specified intervals for the life of the payee who lives longer. The Proceeds can be paid at the beginning of 12-, six-, three- or one-month intervals. As the payments are based on the lifetimes of the payees, you cannot withdraw any amount you designate to this option after payments begin. Also, payments will cease upon the death of the last surviving payee. We will make no payments to the last surviving payee's estate.

ALTERNATE LIFE INCOME

     We use the Proceeds to purchase an annuity with the payee as annuitant. The amount payable will be 102% of our current individual immediate annuity purchase rate on the date of the Insured's death, the Maturity Date, or the date the policy is surrendered, as applicable. The Proceeds can be paid at the end of 12-, six-, three- or one-month intervals. As the payments are based on your lifetime, you cannot withdraw any amount you designate to this option after payments begin. Also, payments will cease upon your death. We will make no payments to your estate.

--------------------------------------------------------------------------------
                                  POLICY LOANS
--------------------------------------------------------------------------------

 While the policy is In Force and after the first year from the Policy Date, you may take an advance of money from the Cash Value otherwise only available upon surrender or maturity, or upon payment of the Death Benefit. We call this advance a policy loan. You must make your request in writing at our Home Office. You may increase your risk of Lapse if you take a policy loan. There also may be adverse tax consequences. You should obtain competent tax advice before you decide to take a policy loan.

LOAN AMOUNT AND INTEREST

     The minimum policy loan you may take is $200. You may take no more than the maximum loan value. The maximum loan value is based on your cash surrender value less 10% of your cash value allocated to the Sub-Accounts. For more information, see "Full Surrender," beginning on page 30. We charge interest, at the maximum guaranteed rate of 4.5% per annum, on the amount of an outstanding loan, which will accrue daily and be payable at the end of each policy year. If left unpaid, we will add the interest to the loan amount.

COLLATERAL AND INTEREST

     As collateral or security, we will transfer a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations, unless you instruct otherwise. On this amount, we will credit interest daily based on the current rate in effect, which will not be less than the guaranteed interest crediting rate shown on the Policy Data Page. We may credit interest in excess of the minimum guaranteed interest crediting rate.

REPAYMENT

     You may repay all or part of a policy loan at any time while your policy is In Force during the Insured's lifetime. The minimum repayment is $50. Interest on the loan amount will be due and payable at the end of each year from the Policy Date. If left unpaid, we will add it to the loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations. While your policy loan is outstanding, we will continue to treat any payments that you make as a Premium payment, unless you instruct otherwise. Similarly, we will apply a loan repayment in the same proportion as your current Sub-Account allocations, unless you instruct otherwise.

NET EFFECT OF POLICY LOANS

     We will charge interest on the loan amount at the same time as the collateral amount will be credited interest. In effect, we will net the loan amount interest rate against the interest crediting rate, so that your actual cost of a policy loan will be less than the loan amount interest rate. For more information, see "In Summary: Fee Tables," in particular, the footnotes, beginning on page 5. Nevertheless, keep in mind that the Cash Value transferred to our loan account will neither be affected by the investment performance of the Sub-Account portfolios, nor credited with the interest rates accruing on the fixed account. Whether repaid, a policy loan will affect the policy, the net Cash Surrender Value and the Death Benefit. If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse. Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

--------------------------------------------------------------------------------
                                      LAPSE
--------------------------------------------------------------------------------

 The policy is at risk of Lapsing when the cash surrender value is insufficient to cover the monthly deduction of the periodic charges. However, it will not Lapse under the Guaranteed policy continuation provision so long as you have at least paid the Policy Continuation Premium Amount, irrespective of poor investment results from your Net Premium allocation choices, or that the Cash Surrender Value is less than the amount of the policy's periodic charges deduction (or both). In any event, there is a Grace Period before your policy will Lapse. Also, you may always reinstate a policy that has Lapsed, subject to conditions.

GUARANTEED POLICY CONTINUATION PROVISION

     The policy will not Lapse if you have at least paid the Policy Continuation Premium Amount during the guaranteed policy continuation period, both as stated on the Policy Data Page. The policy has two levels of policy continuation guarantees, an initial and limited guarantee, so there are two minimum monthly Premium amounts stated on the Policy Data Page. The initial policy continuation guarantee lasts five years from the Policy Date, if you at least pay the initial Policy Continuation Premium Amount. The limited policy continuation guarantee lasts until the Insured reaches Attained Age 75, if you at least pay the limited Policy Continuation Premium Amount. We will determine these amounts based upon the age, sex, risk classification including any substandard ratings, the Specified Amount, and any Riders you elected. The Policy Continuation Premium Amounts will not account, however, for any subsequent increases in the Specified Amount, policy loans or partial surrenders. For no charge, you may request that we determine whether your Premium payments are sufficient to keep the guaranteed policy continuation provision in effect at any time, and you should do so especially after you have: requested an increase in the Specified Amount; taken a policy loan; or requested a partial surrender.

     If you do not pay the necessary premium, the limited policy continuation guarantee will terminate, and there is no opportunity to reinstate it. Also, the limited policy continuation guarantee is unavailable if the Insured is older than Attained Age 70 when full insurance coverage begins. When the guaranteed policy continuation period ends, if the Cash Surrender Value remains insufficient to cover the monthly deductions of periodic charges, the policy is at risk of Lapsing, and a Grace Period will begin. The guaranteed policy continuation provision is subject to state insurance restrictions and may be different in your state and for your policy. There is no charge for the guaranteed policy continuation provision.

GRACE PERIOD

     We will send you a notice when the Grace Period begins. The notice will state an amount of Premium required to avoid Lapse that is equal to four times the current monthly deductions or, if it is less, the Premium that will bring the guaranteed policy continuation provision back into effect. If you do not pay this Premium within 61 days, the policy and all Riders will Lapse. The Grace Period will not alter the operation of the policy or the payment of Proceeds.

REINSTATEMENT

     You may reinstate a Lapsed policy by:

     o submitting a written request at any time within three years after the end of the Grace Period and prior to the Maturity Date;

     o    providing further evidence of insurability that we may require;

     o paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period;

     o paying sufficient Premium to keep the policy In Force for three months from the date of reinstatement; and

     o paying or reinstating any Indebtedness against the policy which existed at the end of the Grace Period.

     At the same time, you may also reinstate any Riders, but subject to evidence of insurability satisfactory to us.

     The effective date of a reinstated policy will be the monthly anniversary date on or next following the date we approve the application for reinstatement. If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of:

     o    the Cash Value at the end of the Grace Period; or

     o the surrender charge for the policy year in which the policy was reinstated.

     We will then add any Premiums or loan repayments that you made to reinstate the policy.

     The allocations to Sub-Account portfolios in effect at the start of the Grace Period will be reinstated, unless you instruct otherwise.

--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

 The tax treatment of life insurance policies under the Code is a multifaceted subject. The tax treatment of your policy will depend on your particular circumstances. We urge you to seek competent tax advice regarding the tax treatment of the policy given your situation. The following discussion provides an overview of the Code's provisions relating to certain common transactions involving a life insurance policy. It is not and cannot be comprehensive. It cannot replace consulting with a competent tax professional.

TYPES OF TAXES OF WHICH TO BE AWARE

     Federal Income Tax. Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless the item is specifically excluded. Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable. These expenditures are called deductions. While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

     Federal Transfer Tax. In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax).

     The gift tax is imposed on the value of the property (including cash) transferred by gift. Each donor is allowed to exclude an amount (in 2005, up to $11,000 per recipient) from the value of the gift. In addition, each donor is allowed a credit against the first $1 million in lifetime gifts (calculated after taking into account the $11,000 exclusion amount). An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse. Unlike the estate tax, the gift tax is not scheduled to be repealed.

     In general, in 2005, an estate of less than $1,500,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. The $1.5 million amount increases to $2 million in 2006, 2007, and 2008; and $3.5 million in 2009. The federal estate tax (but not the gift tax) is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010. If the estate tax is reinstated and Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million. Also, an unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

     In addition, if the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes. The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2005, 47%, decreasing by 1 percentage point each year until 2007, when it will be 45%), and there is a provision for an aggregate $1 million exemption. The GSTT estate tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

     State and Local Taxes. State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policy owner or beneficiary. While these taxes may or may not be substantial in your case, the specific nature of these taxes preclude a useful description of them in this prospectus.

BUYING THE POLICY

     Note to Non-Resident Aliens. Specific tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy. In addition, foreign law may impose additional taxes on the policy, the Death Benefit, or other distributions and/or ownership of the policy. If you are a non-resident alien, you should confer with a competent tax professional with respect to the tax treatment of this policy.

     Federal Income Tax. Generally, the Code treats life insurance Premiums as a personal expense. This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the policy.

     Federal Transfer Tax. Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as where the premium is paid by someone other than the policy owner). Gifts are not generally included in the recipient's taxable income. If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

INVESTMENT GAIN IN THE POLICY

     The income tax treatment of changes in the policy's Cash Value depends on whether the policy is "life insurance" under the Code. If the policy meets the definition of life insurance, then the increase in the policy's Cash Value is not included in your taxable income for federal income tax purposes.

     To qualify as life insurance, the policy must meet certain tests set out in
     Section 7702 of the Code. For more information, see "The Minimum Required Death Benefit," beginning on page 29. In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified. Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. If the failure to diversify is not corrected, you will be deemed to be the owner of the underlying securities and taxed on the earnings of your policy's account.

     Representatives of the IRS have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed twenty, the number of funds alone would not cause the policy to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment. The revenue ruling did not indicate the number of fund options, if any, that would cause the policy to not provide the desired tax treatment. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

     We will monitor compliance with the Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance. We will also monitor the Policy's compliance with Code Section 7702. Thus, the policy should receive federal income tax treatment as life insurance.

PERIODIC WITHDRAWALS, NON-PERIODIC WITHDRAWALS AND LOANS

     The tax treatment described in this section applies to withdrawals and loans you choose to take from the policy. It also applies to Premiums we accept but then return to meet the Code's definition of life insurance. For more information, see "The Minimum Required Death Benefit," beginning on page 29.

     The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance contract that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance contract that is a modified endowment contract.

     The policies offered by this prospectus may or may not be issued as modified endowment contracts. If a contract is issued as a modified endowment contract, it will always be a modified endowment contract; a contract that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the contract, such as payment of additional Premiums.

     When the Policy is Life Insurance that is a Modified Endowment Contract.
     Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual Premiums. Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

     The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Under these special rules, such transactions are taxable to the extent the Cash Value of the policy exceeds, at the time of the transaction, the Premiums paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2, disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

     When the Policy is Life Insurance that is NOT a Modified Endowment Contract. If the policy is not issued as a modified endowment contract, Nationwide will monitor Premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in Death Benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code. You should carefully consider this potential tax ramification and seek further information before initiating any changes in the terms of the policy.

     Distributions from life insurance contracts that are not modified endowment contracts are treated as being (a) from the Premiums paid into the contract, and then (b) from the income in the contract. Because Premium payments are generally nondeductible, distributions not in excess of aggregate Premium payments are generally not includible in income; instead, they reduce the owner's "cost basis" in the contract. In addition, a loan from life insurance contracts that are not modified endowment contracts are not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime. Contracts that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

TERMINAL ILLNESS

     Certain distributions made under a policy on the life of a "terminally ill individual," or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds. These distributions from the policy are subject to the Death Benefit rules of Section 101 of the Code described below in this section on Taxes under the heading "Taxation Of Death Benefits."

SURRENDER OF THE POLICY

     A total surrender or cancellation of the policy by Lapse or the maturity of the policy on its Maturity Date may have adverse tax consequences. If the amount you receive plus total policy Indebtedness exceeds the Premiums paid into the policy, then the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

     Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding. Generally, the recipient may elect not to have the withholding taken from the distribution. We will withhold income tax unless you advise us, in writing, of your request not to withhold. If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

     A distribution of income from a contract may be subject to mandatory back-up withholding. Mandatory back-up withholding means we are required to withhold taxes at the rate established by Code section 3406 and the recipient cannot elect to receive the entire distribution. Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

     In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

     o    the value each year of the life insurance protection provided;

     o    an amount equal to any employer-paid Premiums;

     o some or all of the amount by which the current value exceeds the employer's interest in the policy; or

     o interest that is deemed to have been forgiven on a loan that was deemed to have been made by the employer.

     Participants in an employer sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

EXCHANGING THE POLICY FOR ANOTHER LIFE INSURANCE POLICY

     As described in the section "Surrenders," you ordinarily will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the policy. If, however, you exchange the policy for another life insurance policy, a modified endowment contract or an annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035. To meet Section 1035 requirements, the Insured named in the policy must be the Insured for the new policy or contract.

     Also, the new policy or contract cannot extend the Maturity Date of the policy or otherwise delay a distribution that would extend when tax would be payable under the policy.

     Generally, the new policy or contract will be treated as having the same date of issue and tax basis as the old contract.

TAXATION OF DEATH BENEFITS

     Federal Income Tax. The amount of the Death Benefit payable under a policy generally is excludable from gross income of the beneficiary under Section 101 of the Code. However, if the policy is transferred to a new owner for valuable consideration, then a portion of the Death Benefit may be includable in the beneficiary's gross income when it is paid.

     Federal Transfer Taxes. When the Insured dies, the Death Benefit will generally be included in such Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary. If the beneficiary is two or more generations younger than the Insured, the payment of the Proceeds at the death of the Insured may be subject to the GSTT. Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT liability.

     If the owner of the contract is not the Insured or the beneficiary, payment of the death benefit to the beneficiary will be treated as a gift by the owner to the beneficiary.

TAXES AND THE VALUE OF YOUR POLICY

     As discussed in "Charges," the Units you hold in the separate account are adjusted to reflect a Premium Tax charge for certain taxes assessed by federal and state taxing authorities. This charge relates to taxes associated with the payment of Premium or certain other policy acquisition costs. This charge decreases your Unit values.

     For federal income tax purposes, the separate account is not a separate entity from Nationwide Life Insurance Company. Thus, the tax status of the separate account is not distinct from our status as a life insurance company. Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Sub-Account Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

     At present, we do not initially expect to incur any federal income tax liability that would be chargeable to the Units you hold in the separate account. Based upon these expectations, no charge is currently being made against your Units in the separate account for federal income taxes. If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for taxes.

     We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made that would decrease the value of your Units in the separate account.

TAX CHANGES

     The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

     The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

     If you, the Insured, the beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, payment of the Death Benefit, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

     Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

     In 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) was enacted into law. EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date. Among other matters, EGTRRA provides for the repeal of the federal estate and generation skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will "sunset" after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

     The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult your independent legal, tax and/or financial adviser.

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                        NATIONWIDE LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

We are a stock life insurance company organized under Ohio law. We were founded in March, 1929 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215. We provide long-term savings products by issuing life insurance, annuities and other retirement products.

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                        NATIONWIDE VLI SEPARATE ACCOUNT-5
--------------------------------------------------------------------------------

ORGANIZATION, REGISTRATION AND OPERATION

     Nationwide VLI Separate Account-5 is a separate account established under Ohio law. We own the assets in this account, and we are obligated to pay all benefits under the policies. We may use the account to support other variable life insurance policies we issue. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration, however, does not involve the SEC's supervision of this account's management or investment practice or policies.

     It is divided into Sub-Accounts that may invest in shares of the available Sub-Account portfolios. We buy and sell the Sub-Account portfolio shares at NAV. Any dividends and distributions from a Sub-Account portfolio are reinvested at NAV in shares of that Sub-Account portfolio.

     Income, gains, and losses, whether or not realized, from the assets in the account will be credited to, or charged against, the account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account's own Investment Experience and not the Investment Experience of our other assets. Its assets are held separately from our other assets and are not part of our general account. We may not use the separate account's assets to pay any of our liabilities other than those arising from the policies. If the separate account's assets exceed the required reserves and its other liabilities, we may transfer the excess to our general account. The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

     If investment in the mutual funds or a particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the policy, or for any other reason in our sole discretion, we may substitute another mutual fund or portfolio without your consent. The substituted mutual fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investments of future Premium, or both. We will comply with federal securities laws to effect a substitution. Furthermore, we may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

     In addition, we reserve the right to make other structural and operational changes affecting this separate account.

     WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THIS SEPARATE ACCOUNT. THE VALUE OF EACH SUB-ACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

ADDITION, DELETION, OR SUBSTITUTION OF MUTUAL FUNDS

         Where permitted by applicable law, we reserve the right to:

     o remove, combine, or add Sub-Accounts and make new Sub-Accounts available to you;

     o substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

     o    substitute or close Sub-Accounts to allocations;

     o transfer assets supporting the policies from one Sub-Account to another or from one separate account to another;

     o combine the separate account with other separate accounts, and/or create new separate accounts;

     o deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by the law; and

     o modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.


     The portfolios that sell their shares to the sub-accounts pursuant to participation agreements also may terminate these agreements and discontinue offering their shares to the sub-accounts. We will not make any such changes without receiving necessary approval(s) of the SEC and applicable state insurance departments. We will notify you of any changes.


 VOTING RIGHTS

     Unless there is a change in existing law, we will vote our Sub-Account portfolio shares allocated to your policy only as you instruct on all matters submitted to shareholders of the portfolios.

     Before a vote of a portfolio's shareholders occurs, you will have the right to instruct us based on the number of portfolio shares that corresponds to the amount of policy account value you have in the portfolio (as of a date set by the portfolio). We will vote shares for which no instructions are received in the same proportion as those that are received.

     The number of shares which a policy owner may vote is determined by dividing the Cash Value of the amount they have allocated to an underlying mutual fund by the NAV of that underlying mutual fund. We will designate a date for this determination not more than 90 days before the shareholder meeting.

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                                LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

NATIONWIDE LIFE INSURANCE COMPANY


     Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business. It is not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses. Some of the matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of plaintiffs' claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, that are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by Nationwide's management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide's consolidated financial results in a particular quarterly or annual period.


     In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.


     The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past two years. Numerous regulatory agencies, including the SEC, the NASD and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide is cooperating with this investigation and is responding to information requests.

     In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales by producers on behalf of either the issuer or the purchaser. Also under investigation are compensation arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance, and funding agreements issued to back medium-term note (MTN) programs. Related investigations and proceedings may be commenced in the future. Nationwide has been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to these investigations into compensation and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, and funding agreements backing the MTN program. Nationwide is cooperating with regulators in connection with these inquiries. Nationwide Mutual Insurance Company ("NMIC"), Nationwide's ultimate parent, has been contacted by or received subpoenas from certain regulators for information on certain of these issues with respect to its operations and the operations of its subsidiaries, including Nationwide. Nationwide will cooperate with Nationwide Mutual Insurance Company in responding to these inquiries to the extent that any inquiries encompass its operations.

     These proceedings are expected to continue in the future, and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide's litigation matters.

     On April 13, 2004, Nationwide was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. The plaintiff claims to represent a class of persons in the United States who, through their ownership of an Nationwide annuity or insurance product, held units of any Nationwide sub-account invested in mutual funds which included foreign securities in their portfolios and which allegedly experienced market timing trading activity. The complaint contains allegations of negligence, reckless indifference and breach of fiduciary duty. The plaintiff seeks to recover compensatory and punitive damages in an amount not to exceed $75,000 per plaintiff or class member. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. The plaintiffs moved to remand on June 28, 2004. On July 12, 2004, NLIC filed a memorandum opposing remand and requesting a stay pending the resolution of an unrelated case covering similar issues, which is an appeal from a decision of the same District Court remanding a removed market timing case to an Illinois state court. On July 30, 2004, the U.S. District Court granted Nationwide's request for a stay pending a decision by the Seventh Circuit on the unrelated case mentioned above. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding there entitled In Re Mutual Funds Investment Litigation. On April 25, 2005, Nationwide filed a motion to dismiss. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in Nationwide's annuities sub-accounts, any allegation based on Nationwide's untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member's purchases or sales of Nationwide annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NAtionwide is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to Nationwide's untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 24, 2005, Nationwide filed a motion to dismiss the First Amended Complaint. Nationwide intends to defend this lawsuit vigorously.

     On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, plaintiff United Investors alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Nationwide defendants. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation, (2) tortious interference with the plaintiff's contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff's contractual relationships with its variable policyholders, (3) civil conspiracy, and
     (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust, and costs and disbursements, including attorneys' fees. Nationwide filed a motion to dismiss the complaint on June 1, 2004. On February 8, 2005 the court denied the motion to dismiss. On March 23, 2005, Nationwide filed its answer. Nationwide intends to defend this lawsuit vigorously.

     On October 31, 2003, Nationwide was named in a lawsuit seeking class action status filed in the United States District Court for the District of Arizona entitled Robert Helman et al v. Nationwide Life Insurance Company et al. The suit challenges the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans. On April 8, 2004, the plaintiff filed an amended class action complaint on behalf of all persons who purchased an individual variable deferred annuity contract or a certificate to a group variable annuity contract issued by Nationwide or Nationwide Life and Annuity Company which were allegedly used to fund certain tax-deferred retirement plans. The amended class action complaint seeks unspecified compensatory damages. Nationwide filed a motion to dismiss the complaint on May 24, 2004. On July 27, 2004, the court granted Nationwide's motion to dismiss. The plaintiff has appealed that dismissal to the United States Court of Appeals for the Ninth Circuit. Nationwide intend to defend this lawsuit vigorously.

     On August 15, 2001, Nationwide was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. The plaintiffs first amended their complaint on September 5, 2001 to include class action allegations and have subsequently amended their complaint three times. As amended, in the current complaint the plaintiffs seek to represent a class of ERISA qualified retirement plans that purchased variable annuities from Nationwide. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that Nationwide breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by Nationwide, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On December 13, 2001, the plaintiffs filed a motion for class certification. The plaintiffs filed a supplement to that motion on September 19, 2003. Nationwide opposed that motion on December 24, 2003. On July 6, 2004, Nationwide filed a Revised Memorandum in Support of Summary Judgment. The plaintiffs have opposed that motion. Nationwide intends to defend this lawsuit vigorously.


WADDELL & REED, INC.

     Waddell & Reed, Inc. is a party to legal proceedings incident to its normal business operations. While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts. Among the legal proceedings to which Waddell & Reed, Inc. is a party are the following proceedings relating to the distribution of variable annuities:

     On March 19, 2002, a jury found in favor of United Investors Life Insurance Company ("UILIC") in a civil lawsuit filed by UILIC on May 4, 2000, in Alabama District Court against Waddell & Reed, Inc. and certain of its affiliated companies and assessed compensatory damages in the amount of $50 million. The lawsuit primarily involved the enforceability of a letter agreement signed by UILIC and Waddell & Reed, Inc. in July of 1999 and claims by UILIC that Waddell & Reed, Inc. tortiously interfered with its business relations by recommending to certain of its customers that they exchange their UILIC variable annuities for variable annuities issued by Nationwide. On April 18, 2003, the Alabama Supreme Court reversed the $50 million verdict against Waddell & Reed, Inc. and entered judgment as a matter of law in favor of Waddell & Reed, Inc. and its affiliates on the tortious interference, fraudulent suppression and promissory fraud claims. The remaining claims were remanded for a new trial. On March 17, 2004, after a new trial on the remaining counts, a jury found in favor of UILIC, awarded no compensatory damages, but awarded punitive damages of $15 million against Waddell & Reed, Inc. and $30 million against two affiliated companies on UILIC's conversion claim. The jury denied UILIC's claim for fraud. Waddell & Reed, Inc. plans to contest the jury's verdict through post-trial motions and, if necessary, will appeal the verdict.

     UILIC has also filed a civil lawsuit against Waddell & Reed, Inc. and certain of its affiliated companies in the Superior Court of the State of California on October 10, 2001, alleging violation of California Business and Professions Code Section 17200, et seq. in connection with the same events that served as the basis for its Alabama lawsuit. UILIC seeks injunctive and monetary relief for alleged improper sales practices in connection with recommendations to certain customers residing in California that they exchange their UILIC variable annuities for variable annuities issued by Nationwide. Waddell & Reed, Inc. denies any violation of the California Business and Professions Code and intends to vigorously defend itself in this lawsuit.


     On April 29, 2005, Waddell & Reed, Inc. entered into a Decision & Order of Offer of Settlement with the NASD Department of Enforcement ("DOE") settling a regulatory action brought by the DOE on January 14, 2004 (Case No. CAF040002) alleging that Waddell & Reed violated NASD Conduct Rules 2110, 2310, 3010 and 3110, and ss. 17(a)(1) of the Securities Exchange Act of 1934 and Rule 17a-3(A)(6) thereunder, relating to exchanges made by certain of its clients of their variable annuity policies. The case also alleged violations of NASD rules by Waddell & Reed's former President, Robert L. Hechler, and its former National Sales Manager, Robert J. Williams, Jr. The DOE alleged that Waddell & Reed failed to take adequate steps to determine whether there were reasonable grounds for the clients to enter into the exchanges, such as determining whether the customers were likely to benefit or lose money from the exchanges, failed to establish sufficient guidance for the sales force to use in determining the suitability of the exchanges, failed to establish and maintain supervisory procedures or a system to supervise the activities of its advisors that was reasonably designed to achieve compliance with the requirements of the NASD's suitability rule, and failed to maintain books and records regarding orders for unexecuted variable annuity exchanges. Without admitting or denying the allegations, Waddell & Reed agreed to be censured, pay a fine of $5 million and pay client restitution of $11 million. Without admitting or denying the allegations, Robert Hechler and Robert Williams each agreed to fines of $150,000 and six-month suspensions. Under the terms of the suspension, Mr. Hechler may not be associated with any NASD member during the suspension period and he is no longer employed by Waddell & Reed, Inc. Mr. Williams' suspension prohibits him from being associated with any NASD member in a principal capacity and he is no longer has any supervisory responsibilities with Waddell & Reed. Waddell & Reed, Inc. has also entered into settlements with various state securities and insurance regulators regarding the same conduct at issue in the DOE matter, pursuant to which Waddell & Reed, Inc. has agreed to pay fines totaling $2 million.


--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Statement of Additional Information (SAI) contains consolidated financial statements of Nationwide Life Insurance Company and subsidiaries and financial statements of Nationwide VLI Separate Account-5. You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus. You should distinguish the consolidated financial statements of the company and subsidiaries from the financial statements of the separate account. Please consider the consolidated financial statements of the company only as bearing on our ability to meet the obligations under the policy. You should not consider the consolidated financial statements of the company and subsidiaries as affecting the investment performance of the assets of the separate account.

--------------------------------------------------------------------------------
                             APPENDIX A: DEFINITIONS
--------------------------------------------------------------------------------
ACCUMULATION UNIT - The measure of your investment in, or share of, a Sub-Account after we deduct for transaction fees and periodic charges. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.
--------------------------------------------------------------------------------
ATTAINED AGE - The Insured's age upon the issue of full base insurance coverage plus the number of full years since the Policy Date.
--------------------------------------------------------------------------------
CASH SURRENDER VALUE - The policy's Cash Value subject to Indebtedness and the surrender charge.
--------------------------------------------------------------------------------
CASH VALUE - The total of the Sub-Accounts you have chosen, which will vary with Investment Experience and the policy loan and fixed accounts, to which interest will be credited daily. We will deduct partial surrenders and the policy's periodic charges from the Cash Value.
--------------------------------------------------------------------------------
CODE - The Internal Revenue Code of 1986, as amended.
--------------------------------------------------------------------------------
DEATH BENEFIT - The amount we will pay to the beneficiary upon the last surviving Insured's death, before payment of any unpaid outstanding loan balances or charges.
--------------------------------------------------------------------------------
GRACE PERIOD - A 61-day period after which the Policy will Lapse if you do not make a sufficient payment.
--------------------------------------------------------------------------------
GUIDELINE ANNUAL PREMIUM - The level annual premium amount that would be payable through maturity, assuming an investment return of 5% per annum, net of the policy's periodic charges, as described in Rule 6e-3(T)(c)(8)(i), promulgated under the Investment Company Act of 1940, though the SEC has neither approved nor disapproved the accuracy of any calculation using the Guideline Annual Premium.
--------------------------------------------------------------------------------
HOME OFFICE - Our Home Offices are located at One Nationwide Plaza, Columbus, Ohio 43215.
--------------------------------------------------------------------------------
IN FORCE - The insurance coverage is in effect.
--------------------------------------------------------------------------------
INDEBTEDNESS - The total amount of all outstanding policy loans, including principal and interest due.
--------------------------------------------------------------------------------
INSURED - The persons whose lives we insure under the policy.
--------------------------------------------------------------------------------
INVESTMENT EXPERIENCE - The performance of a mutual fund in which a Sub-Account portfolio invests.
--------------------------------------------------------------------------------
LAPSE - The policy terminates without value.
--------------------------------------------------------------------------------
MATURITY DATE - The policy anniversary on or next following the younger Insured's 100th birthday.
--------------------------------------------------------------------------------
NET AMOUNT AT RISK - The policy's Death Benefit, not including any supplemental insurance coverage, minus the policy's Cash Value.
--------------------------------------------------------------------------------
NET ASSET VALUE (NAV) - The price of each share of a mutual fund in which a Sub-Account portfolio invests. It is calculated by subtracting the mutual fund's liabilities from its total assets, and dividing that figure by the number of shares outstanding. We use NAV to calculate the value of Accumulation Units. NAV does not reflect deductions we make for charges we take from Sub-Accounts. Accumulation Unit values do reflect these deductions.
--------------------------------------------------------------------------------
NET PREMIUM - Premium after transaction charges, but before any allocation to an investment option.
--------------------------------------------------------------------------------
POLICY CONTINUATION PREMIUM AMOUNT - The amount of Premium, on a monthly basis from the Policy Date, stated on the Policy Data Page, that you must pay, in the aggregate, to keep the policy In Force under the Guaranteed policy continuation provision; however, this amount does not account for any increases in the Specified Amount, policy loans or partial surrenders, so you should anticipate paying more if you intend to request an increase in Specified Amount; take a policy loan; or request a partial surrender.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
POLICY DATA PAGE(S) - The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the beneficiary and the Insureds.
--------------------------------------------------------------------------------
POLICY DATE - The date the policy takes effect as shown on the Policy Data Page. Policy years and months are measured from this date.
--------------------------------------------------------------------------------
POLICY PROCEEDS OR PROCEEDS - Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or you choose to surrender the policy adjusted to account for any unpaid charges or policy loans and Rider benefits.
--------------------------------------------------------------------------------
PREMIUM - The amount of money you pay to begin and continue the policy.
--------------------------------------------------------------------------------
PREMIUM LOAD - The aggregate of the sales load and premium tax charges.
--------------------------------------------------------------------------------
RIDER - An optional benefit you may purchase under the policy.
--------------------------------------------------------------------------------
SEC - The Securities and Exchange Commission.
--------------------------------------------------------------------------------
SPECIFIED AMOUNT - The dollar or face amount of insurance coverage the owner selects, including any supplemental coverage.
--------------------------------------------------------------------------------
SUB-ACCOUNTS - The mechanism we use to account for your allocations of Net Premium and Cash Value among the policy's variable investment options.
--------------------------------------------------------------------------------
US, WE, OUR or the COMPANY - Nationwide Life Insurance Company.
--------------------------------------------------------------------------------
VALUATION PERIOD - The period during which we determine the change in the value of the Sub-Accounts. One Valuation Period ends and another begins with the close of normal trading on the New York Stock Exchange.
--------------------------------------------------------------------------------
YOU, YOUR or the POLICY OWNER OR OWNER - The person named as the owner in the application, or the person assigned ownership rights.
--------------------------------------------------------------------------------

OUTSIDE BACK COVER PAGE

To learn more about this policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net Cash Surrender Values, and Cash Values, and to request other information about this policy please call our Service Center at 1-800-547-7548 (TDD: 1-800-238-3035) or write to us at our Service Center at Nationwide Life Insurance Company, One Nationwide Plaza, RR1-04-D4, `Columbus, OH 43215-2220.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy. Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-10143.

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                                  (REGISTRANT)

                        NATIONWIDE LIFE INSURANCE COMPANY
                                   (DEPOSITOR)

                         One Nationwide Plaza, RR1-04-D4
                             Columbus, OH 43215-2220
                                 1-800-547-7548
                               TDD: 1-800-238-3035

                       STATEMENT OF ADDITIONAL INFORMATION

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES




This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable universal life insurance policy offered by us, Nationwide Life Insurance Company ("Nationwide"). This SAI is not a prospectus and should be read together with the policy prospectus dated October 14, 2005 and the prospectuses for the policy's variable investment options . You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is October 14, 2005.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE VLI SEPARATE ACCOUNT-5

NATIONWIDE INVESTMENT SERVICES CORPORATION

SERVICES

UNDERWRITING PROCEDURE

MAXIMUM SURRENDER CHARGE CALCULATION

ILLUSTRATIONS

ADVERTISING

TAX DEFINITION OF LIFE INSURANCE

FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

NATIONWIDE LIFE INSURANCE COMPANY

     We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215. We provide life insurance, annuities and retirement products. We are admitted to do business in all states, the District of Columbia and Puerto Rico. All of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $157 billion as of December 31, 2004.

NATIONWIDE VLI SEPARATE ACCOUNT-5

     Nationwide VLI Separate Account-5 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans. We established the separate account on May 21, 1998 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

WADDELL & REED, INC.

     The policies are distributed by Waddell & Reed, Inc. ("Waddell & Reed"), located at 6300 Lamar Ave., Overland Park, KS 66202. Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

     The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by Waddell & Reed, Inc. will not exceed 75% of the target premium plus 5% of any premium payments in excess of the target premium. The target premium is used to determine the amount of commissions paid to the producer for a given policy. We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by Waddell & Reed, Inc. that will not exceed 4% of actual Premium payment, and that will not exceed 2% in policy years 11 and thereafter.

     We have paid no underwriting commissions to Waddell & Reed, Inc. for each of this separate account's last three fiscal years.

SERVICES

     We have responsibility for administration of the policies and the variable account. We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

     We are the custodian of the assets of the variable account. We will maintain a record of all purchases and redemption of shares of the mutual funds. We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds. The agreements relate to administrative services we or our affiliate furnish. Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds. We also act as a limited agent for the fund for purposes of accepting the trades. For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

     We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies. Without these payments, policy charges would be higher. Only those funds that agree to pay us a fee will be offered in the policy. Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies. What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

     The financial statements of Nationwide VLI Separate Account-5 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2004 consolidated financial statements of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company and subsidiaries adopted the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts in 2004. KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

UNDERWRITING PROCEDURE

     We underwrite the policies issued through Nationwide VLI Separate Account-5. The policy's cost of insurance depends upon the Insured's sex, issue age, specified amount, risk class, and length of time the policy has been In Force. The rates will vary depending upon tobacco use and other risk factors. Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. That is, guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco. We may deduct a "flat extra" which is an additional constant charge per $1,000 of Specified Amount for certain activities or medical conditions of the Insured. We apply the same flat extra to all Insured that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or substandard rating, if any.

     The rate class of an insured may affect the cost of insurance rate. We currently place insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time. The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

MAXIMUM SURRENDER CHARGE CALCULATION

         The maximum surrender charge under the policy is based on the following calculation.

         Maximum Surrender Charge..............................22.50% multiplied by the lesser of (a) or (b),where:
(a)      = the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor," below divided by 1,000;
                  and
(b)      = premiums paid by the policy owner during the first two policy years

         Plus (c) multiplied by (d) where:
(c)      = the Specified Amount divided by 1,000; and

         (d)      = the applicable rate from the "Administrative Target Factor" chart below;.

         The Surrender Target Factor and Administrative Target Factor allow the company to account for the probability that our costs incurred in the sales process will not be recouped.

                             SURRENDER TARGET FACTOR
---------- --------------- -------------- --------------- --------------
   AGE          MALE          FEMALE       MALE TOBACCO      FEMALE
            NON-TOBACCO     NON-TOBACCO                      TOBACCO
---------- --------------- -------------- --------------- --------------
    0           N/A             N/A            3.43           2.61
---------- --------------- -------------- --------------- --------------
    1           N/A             N/A            3.46           2.64
---------- --------------- -------------- --------------- --------------
    2           N/A             N/A            3.58           2.73
---------- --------------- -------------- --------------- --------------
    3           N/A             N/A            3.72           2.83
---------- --------------- -------------- --------------- --------------
    4           N/A             N/A            3.86           2.93
---------- --------------- -------------- --------------- --------------
    5           N/A             N/A            4.01           3.04
---------- --------------- -------------- --------------- --------------
    6           N/A             N/A            4.18           3.16
---------- --------------- -------------- --------------- --------------
    7           N/A             N/A            4.35           3.28
---------- --------------- -------------- --------------- --------------
    8           N/A             N/A            4.54           3.42
---------- --------------- -------------- --------------- --------------
    9           N/A             N/A            4.75           3.56
---------- --------------- -------------- --------------- --------------
   10           N/A             N/A            4.96           3.70
---------- --------------- -------------- --------------- --------------
   11           N/A             N/A            5.19           3.86
---------- --------------- -------------- --------------- --------------
   12           N/A             N/A            5.42           4.03
---------- --------------- -------------- --------------- --------------
   13           N/A             N/A            5.67           4.20
---------- --------------- -------------- --------------- --------------
   14           N/A             N/A            5.92           4.38
---------- --------------- -------------- --------------- --------------
   15           N/A             N/A            6.17           4.57
---------- --------------- -------------- --------------- --------------
   16           N/A             N/A            6.14           4.76
---------- --------------- -------------- --------------- --------------
   17           N/A             N/A            6.66           4.96
---------- --------------- -------------- --------------- --------------
   18           5.21           4.36            6.91           5.17
---------- --------------- -------------- --------------- --------------
   19           5.40           4.54            7.17           5.39
---------- --------------- -------------- --------------- --------------
   20           5.63           4.76            7.47           5.65
---------- --------------- -------------- --------------- --------------
   21           5.84           4.96            7.76           5.90
---------- --------------- -------------- --------------- --------------
   22           6.07           5.17            8.06           6.15
---------- --------------- -------------- --------------- --------------
   23           6.31           5.39            8.38           6.42
---------- --------------- -------------- --------------- --------------
   24           6.56           5.62            8.73           6.70
---------- --------------- -------------- --------------- --------------
   25           6.84           5.86            9.11           7.00
---------- --------------- -------------- --------------- --------------
   26           7.13           6.12            9.51           7.32
---------- --------------- -------------- --------------- --------------
   27           7.45           6.39            9.94           7.65
---------- --------------- -------------- --------------- --------------
   28           7.78           6.68           10.41           8.01
---------- --------------- -------------- --------------- --------------
   29           8.14           6.99           10.90           8.38
---------- --------------- -------------- --------------- --------------
   30           8.56           7.34           11.46           8.81
---------- --------------- -------------- --------------- --------------
   31           8.96           7.68           12.03           9.22
---------- --------------- -------------- --------------- --------------
   32           9.39           8.04           12.62           9.66
---------- --------------- -------------- --------------- --------------
   33           9.85           8.42           13.26           10.12
---------- --------------- -------------- --------------- --------------
   34          10.34           8.82           13.93           10.61
---------- --------------- -------------- --------------- --------------
   35          10.85           9.24           14.65           11.13
---------- --------------- -------------- --------------- --------------
   36          11.39           9.69           15.41           11.67
---------- --------------- -------------- --------------- --------------
   37          11.97           10.16          16.21           12.24
---------- --------------- -------------- --------------- --------------
   38          12.58           10.66          17.06           12.85
---------- --------------- -------------- --------------- --------------
   39          13.23           11.18          17.96           13.48
---------- --------------- -------------- --------------- --------------
   40          13.95           11.77          18.94           14.17
---------- --------------- -------------- --------------- --------------
   41          14.67           12.35          19.95           14.86
---------- --------------- -------------- --------------- --------------
   42          15.44           12.95          21.00           15.58
---------- --------------- -------------- --------------- --------------
   43          16.26           13.60          22.12           16.34
---------- --------------- -------------- --------------- --------------
   44          17.12           14.27          23.30           17.13
---------- --------------- -------------- --------------- --------------
   45          18.04           14.99          24.55           17.96
---------- --------------- -------------- --------------- --------------
   46          19.02           15.74          25.86           18.83
---------- --------------- -------------- --------------- --------------
   47          20.06           16.55          27.26           19.75
---------- --------------- -------------- --------------- --------------
   48          21.16           17.39          28.74           20.72
---------- --------------- -------------- --------------- --------------
   49          22.34           18.29          30.31           21.75
---------- --------------- -------------- --------------- --------------
   50          23.64           19.29          32.02           22.87
---------- --------------- -------------- --------------- --------------
   51          24.98           20.30          33.79           24.02
---------- --------------- -------------- --------------- --------------
   52          26.41           21.38          35.67           25.23
---------- --------------- -------------- --------------- --------------
   53          27.93           22.52          37.66           26.50
---------- --------------- -------------- --------------- --------------
   54          29.56           23.73          39.76           27.85
---------- --------------- -------------- --------------- --------------
   55          31.29           25.02          41.99           29.27
---------- --------------- -------------- --------------- --------------
   56          33.14           26.40          44.34           30.79
---------- --------------- -------------- --------------- --------------
   57          35.11           27.87          46.83           32.40
---------- --------------- -------------- --------------- --------------
   58          37.22           29.44          49.48           34.13
---------- --------------- -------------- --------------- --------------
   59          39.49           31.14          52.30           35.98
---------- --------------- -------------- --------------- --------------

---------- --------------- -------------- --------------- --------------
   60          42.01           33.07          55.42           38.09
---------- --------------- -------------- --------------- --------------
   61          44.61           35.05          58.63           40.26
---------- --------------- -------------- --------------- --------------
   62          47.40           37.18          62.04           42.59
---------- --------------- -------------- --------------- --------------
   63          50.38           39.47          65.65           45.08
---------- --------------- -------------- --------------- --------------
   64          53.58           41.92          69.47           47.74
---------- --------------- -------------- --------------- --------------
   65          56.99           44.55          73.51           50.56
---------- --------------- -------------- --------------- --------------
   66          60.65           47.37          77.78           53.58
---------- --------------- -------------- --------------- --------------
   67          64.57           50.41          82.30           56.81
---------- --------------- -------------- --------------- --------------
   68          68.78           53.71          87.12           60.31
---------- --------------- -------------- --------------- --------------
   69          73.33           57.30          92.26           64.13
---------- --------------- -------------- --------------- --------------
   70          78.52           61.49          98.10           68.57
---------- --------------- -------------- --------------- --------------
   71          83.82           65.79          103.99          73.14
---------- --------------- -------------- --------------- --------------
   72          89.50           70.49          110.27          78.11
---------- --------------- -------------- --------------- --------------
   73          95.58           75.59          116.89          83.47
---------- --------------- -------------- --------------- --------------
   74          102.05          81.11          123.85          89.23
---------- --------------- -------------- --------------- --------------
   75          108.92          87.06          131.11          95.38
---------- --------------- -------------- --------------- --------------
   76          116.22          93.48          138.65         101.95
---------- --------------- -------------- --------------- --------------
   77          123.91         100.35          146.41         108.92
---------- --------------- -------------- --------------- --------------
   78          132.14         107.81          154.56         116.44
---------- --------------- -------------- --------------- --------------
   79          141.00         115.96          163.19         124.59
---------- --------------- -------------- --------------- --------------
   80          150.61         124.91          172.42         133.51
---------- --------------- -------------- --------------- --------------
   81          160.93         134.65          182.18         143.16
---------- --------------- -------------- --------------- --------------
   82          172.06         145.31          192.54         153.68
---------- --------------- -------------- --------------- --------------
   83          183.91         156.85          203.37         165.03
---------- --------------- -------------- --------------- --------------
   84          196.41         169.27          214.56         177.14
---------- --------------- -------------- --------------- --------------
   85          209.46         182.58          226.02         189.97
---------- --------------- -------------- --------------- --------------


                          ADMINISTRATIVE TARGET FACTOR
--------------------------------- ----------------------------
           ISSUE AGE                 ADMINISTRATIVE TARGET
                                           COMPONENT
--------------------------------- ----------------------------
          0 through 35                       4.00
--------------------------------- ----------------------------
         36 through 55                       5.00
--------------------------------- ----------------------------
         56 through 85                       6.50
--------------------------------- ----------------------------



ILLUSTRATIONS

     Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed Insured's age and premium class, the Death Benefits option, face amount, planned periodic Premiums, and Riders requested. We reserve the right to charge a reasonable fee of no more than $25 for this service to persons who request more than one policy illustration during a policy year.

ADVERTISING

     Rating Agencies

     Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the Investment Experience or financial strength of the variable account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

     Money Market Yields

     We may advertise the "yield" and "effective yield" for the money market sub-account. Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

     Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund's units. The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC. Thus, effective yield will be slightly higher than yield, due to the compounding.

HISTORICAL PERFORMANCE OF THE SUB-ACCOUNTS

     We will advertise historical performance of the sub-accounts in accordance with SEC prescribed calculations. Please note that performance information is annualized. However, if a sub-account has been available in the variable account for less than one year, the performance information for that sub-account is not annualized. Performance information is based on historical earnings and is not intended to predict or project future results.

TAX DEFINITION OF LIFE INSURANCE

     Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test. Both tests are available to flexible premium policies such as this one.

     The tables below show, numerically, the requirements for each test.

 GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE
-----------------------------------------
  ATTAINED AGE OF    PERCENTAGE OF CASH
      INSURED               VALUE
-----------------------------------------
      0-40                  250%
-----------------------------------------
         41                 243%
-----------------------------------------
         42                 236%
-----------------------------------------
         43                 229%
-----------------------------------------
         44                 222%
-----------------------------------------
         45                 215%
-----------------------------------------
         46                 209%
-----------------------------------------
         47                 203%
-----------------------------------------
         48                 197%
-----------------------------------------
         49                 191%
-----------------------------------------
         50                 185%
-----------------------------------------
         51                 178%
-----------------------------------------
         52                 171%
-----------------------------------------
         53                 164%
-----------------------------------------
         54                 157%
-----------------------------------------
         55                 150%
-----------------------------------------
         56                 146%
-----------------------------------------
         57                 142%
-----------------------------------------
         58                 138%
-----------------------------------------
         59                 134%
-----------------------------------------
         60                 130%
-----------------------------------------
         61                 128%
-----------------------------------------
         62                 126%
-----------------------------------------
         63                 124%
-----------------------------------------
         64                 122%
-----------------------------------------
         65                 120%
-----------------------------------------
         66                 119%
-----------------------------------------
         67                 118%
-----------------------------------------
         68                 117%
-----------------------------------------
         69                 116%
-----------------------------------------
         70                 115%
-----------------------------------------
         71                 113%
-----------------------------------------
         72                 111%
-----------------------------------------
         73                 109%
-----------------------------------------
         74                 107%
-----------------------------------------

-----------------------------------------
         75                 105%
-----------------------------------------
         76                 105%
-----------------------------------------
         77                 105%
-----------------------------------------
         78                 105%
-----------------------------------------
         79                 105%
-----------------------------------------
         80                 105%
-----------------------------------------
         81                 105%
-----------------------------------------
         82                 105%
-----------------------------------------
         83                 105%
-----------------------------------------
         84                 105%
-----------------------------------------
         85                 105%
-----------------------------------------
         86                 105%
-----------------------------------------
         87                 105%
-----------------------------------------
         88                 105%
-----------------------------------------
         89                 105%
-----------------------------------------
         90                 105%
-----------------------------------------
         91                 104%
-----------------------------------------
         92                 103%
-----------------------------------------
         93                 102%
-----------------------------------------
         94                 100%
-----------------------------------------
         95                 100%
-----------------------------------------
         96                 100%
-----------------------------------------
         97                 100%
-----------------------------------------
         98                 100%
-----------------------------------------
         99                 100%
-----------------------------------------
        100                 100%
-----------------------------------------

                          Cash Value Accumulation Test

     The Cash Value Accumulation Test also requires the Death Benefit to exceed an applicable percentage of the Cash Value. These applicable percentages are calculated by determining net single premiums for each policy year given a set of actuarial assumptions. The relevant material assumptions include an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Internal Revenue Code Section 7702 for the Cash Value Accumulation Test. The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable Cash Value percentages. These premiums vary with the ages, sexes, and risk classifications of the Insureds.

     The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55.

----------------------------------------
       POLICY          PERCENTAGE OF
        YEAR             CASH VALUE
----------------------------------------
         1                  221%
----------------------------------------
         2                  215%
----------------------------------------
         3                  209%
----------------------------------------
         4                  203%
----------------------------------------
         5                  197%
----------------------------------------
         6                  192%
----------------------------------------
         7                  187%
----------------------------------------
         8                  182%
----------------------------------------
         9                  177%
----------------------------------------
         10                 172%
----------------------------------------
         11                 168%
----------------------------------------
         12                 164%
----------------------------------------
         13                 160%
----------------------------------------
         14                 157%
----------------------------------------
         15                 153%
----------------------------------------
         16                 150%
----------------------------------------

----------------------------------------
         17                 147%
----------------------------------------
         18                 144%
----------------------------------------
         19                 141%
----------------------------------------
         20                 138%
----------------------------------------
         21                 136%
----------------------------------------
         22                 133%
----------------------------------------
         23                 131%
----------------------------------------
         24                 129%
----------------------------------------
         25                 127%
----------------------------------------
         26                 125%
----------------------------------------
         27                 124%
----------------------------------------
         28                 122%
----------------------------------------
         29                 120%
----------------------------------------
         30                 119%
----------------------------------------
         31                 118%
----------------------------------------
         32                 117%
----------------------------------------
         33                 115%
----------------------------------------
         34                 114%
----------------------------------------
         35                 113%
----------------------------------------
         36                 112%
----------------------------------------
         37                 111%
----------------------------------------
         38                 110%
----------------------------------------
         39                 109%
----------------------------------------
         40                 108%
----------------------------------------
         41                 107%
----------------------------------------
         42                 106%
----------------------------------------
         43                 104%
----------------------------------------
         44                 103%
----------------------------------------
         45                 102%
----------------------------------------

             Report of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life Insurance Company and Contract Owners of Nationwide VLI Separate Account-5:

     We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VLI Separate Account-5 (comprised of the sub-accounts listed in note 1(b)) (collectively, "the Account") as of December 31, 2004, and the related statements of operations and changes in contract owners' equity, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2004, and the results of its operations, changes in contract owners' equity, and financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Columbus, Ohio
March 4, 2005

                        NATIONWIDE VLI SEPARATE ACCOUNT-5

          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                                December 31, 2004

Assets:
  Investments at fair value:
    W & R Target Funds, Inc. - Asset Strategy Portfolio (WRAsStrat)
         1,090,407 shares (cost $7,184,369) ..................................................   $     8,388,066
    W & R Target Funds, Inc. - Balanced Portfolio (WRBal)
         667,216 shares (cost $4,497,890) ....................................................         5,123,083
    W & R Target Funds, Inc. - Bond Portfolio (WRBnd)
         721,895 shares (cost $4,096,089) ....................................................         3,953,244
    W & R Target Funds, Inc. - Core Equity Portfolio (WRCoreEq)
         1,158,224 shares (cost $ 10,371,012) ................................................        11,856,619
    W & R Target Funds, Inc. - Dividend Income (WRDiv)
         59,062 shares (cost $300,959) .......................................................           322,746
    W & R Target Funds, Inc. - Growth Portfolio (WRGrowth)
         1,830,722 shares (cost $13,822,958) .................................................        15,328,267
    W & R Target Funds, Inc. - High Income Portfolio (WRHiInc)
         1,163,924 shares (cost $3,862,152) ..................................................         3,989,465
    W & R Target Funds, Inc. - International II (WRInt2)
         23,174 shares (cost $405,287) .......................................................           444,206
    W & R Target Funds, Inc. - International Portfolio (WRIntl)
         422,437 shares (cost $2,286,626) ....................................................         2,810,643
    W & R Target Funds, Inc. - Limited-Term Bond Portfolio (WRLTBond)
         172,036 shares (cost $978,570) ......................................................           956,400
    W & R Target Funds, Inc. - Micro Cap Growth (WRMicCpGrw)
         13,722 shares (cost $176,775) .......................................................           203,079
    W & R Target Funds, Inc. - Money Market Portfolio (WRMMkt)
         1,110,001 shares (cost $1,110,001) ..................................................         1,110,001
    W & R Target Funds, Inc. - Mortgage Securities Portfolio (WRMortSec)
         10,001 shares (cost $52,076) ........................................................            50,796
    W & R Target Funds, Inc. - Real Estate Securities Portfolio (WRRealEstS)
         24,668 shares (cost $149,026) .......................................................           160,775
    W & R Target Funds, Inc. - Science & Technology Portfolio (WRSciTech)
         535,491 shares (cost $5,975,703) ....................................................         7,711,817
    W & R Target Funds, Inc. - Small Cap Portfolio (WRSmCap)
         932,107 shares (cost $6,851,906) ....................................................         9,023,726
    W & R Target Funds, Inc. - Small Cap Value (WRSmCpVal)
         31,626 shares (cost $501,428) .......................................................           526,030
    W & R Target Funds, Inc. - Value Portfolio (WRValue)
         999,498 shares (cost $4,986,604) ....................................................         6,219,377
                                                                                                 ---------------
           Total Investments .................................................................        78,178,340
Accounts Receivable ..........................................................................               164
                                                                                                 ---------------
           Total Assets ......................................................................        78,178,504
Accounts Payable .............................................................................                 -
                                                                                                 ---------------
Contract Owners Equity (note 7) ..............................................................   $    78,178,504
                                                                                                 ===============

See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF OPERATIONS
Year Ended December 31, 2004

Investment activity:                                       Total            WRAsStrat           WRBal               WRBnd
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested dividends ...........................   $       838,674            105,814             72,064            168,196
  Mortality and expense risk charges .............                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net investment income (loss) .................           838,674            105,814             72,064            168,196
                                                     ---------------    ---------------    ---------------    ---------------
  Proceeds from mutual fund shares sold ..........         7,961,706            297,853            236,433            441,522
  Cost of mutual fund shares sold ................        (7,831,437)          (276,066)          (216,091)          (421,201)
                                                     ---------------    ---------------    ---------------    ---------------
    Realized gain (loss) on investments ..........           130,269             21,787             20,342             20,321
  Change in unrealized gain (loss)
   on investments ................................         5,695,943            780,583            312,465            (90,006)
                                                     ---------------    ---------------    ---------------    ---------------
    Net gain (loss) on investments ...............         5,826,212            802,370            332,807            (69,685)
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested capital gains .......................           132,128             56,450                  -             44,128
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
     owners' equity resulting from operations ....   $     6,797,014            964,634            404,871            142,639
                                                     ===============    ===============    ===============    ===============

Investment activity:                                    WRCoreEq              WRDiv            WRGrowth            WRHiInc
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested dividends ...........................            71,532              1,976             41,406            260,106
  Mortality and expense risk charges .............                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
   Net investment income (loss) ..................            71,532              1,976             41,406            260,106
                                                     ---------------    ---------------    ---------------    ---------------
  Proceeds from mutual fund shares sold ..........           565,678             26,307            384,244            185,970
  Cost of mutual fund shares sold ................          (579,280)           (26,382)          (407,491)          (193,975)
                                                     ---------------    ---------------    ---------------    ---------------
   Realized gain (loss) on investments ...........           (13,602)               (75)           (23,247)            (8,005)
  Change in unrealized gain (loss)
   on investments ................................           976,201             21,787            504,385             74,915
                                                     ---------------    ---------------    ---------------    ---------------
   Net gain (loss) on investments ................           962,599             21,712            481,138             66,910
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested capital gains .......................                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
   Net increase (decrease) in contract
    owners' equity resulting from operations .....         1,034,131             23,688            522,544            327,016
                                                     ===============    ===============    ===============    ===============

Investment activity:                                      WRInt2             WRIntl            WRLTBond          WRMicCpGrw
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested dividends ...........................   $         4,212             17,134             26,086                  -
  Mortality and expense risk charges .............                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net investment income (loss) .................             4,212             17,134             26,086                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Proceeds from mutual fund shares sold ..........            78,855            200,104            224,923             14,940
  Cost of mutual fund shares sold ................           (79,885)          (196,720)          (223,462)           (16,828)
                                                     ---------------    ---------------    ---------------    ---------------
    Realized gain (loss) on investments ..........            (1,030)             3,384              1,461             (1,888)
  Change in unrealized gain (loss)
   on investments ................................            38,864            316,891            (13,177)            26,255
                                                     ---------------    ---------------    ---------------    ---------------
    Net gain (loss) on investments ...............            37,834            320,275            (11,716)            24,367
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested capital gains .......................             3,326                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
     owners' equity resulting from operations ....   $        45,372            337,409             14,370             24,367
                                                     ===============    ===============    ===============    ===============

Investment activity:                                      WRMMkt            WRMortSec         WRRealEstS         WRSciTech
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested dividends ...........................             6,928                976                846                  -
  Mortality and expense risk charges .............                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net investment income (loss) .................             6,928                976                846                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Proceeds from mutual fund shares sold ..........         4,283,024              1,907              2,224            309,967
  Cost of mutual fund shares sold ................        (4,283,024)            (1,867)            (1,933)          (283,000)
                                                     ---------------    ---------------    ---------------    ---------------
    Realized gain (loss) on investments ..........                 -                 40                291             26,967
  Change in unrealized gain (loss)
   on investments ................................                 -             (1,279)            11,749          1,009,334
                                                     ---------------    ---------------    ---------------    ---------------
    Net gain (loss) on investments ...............                 -             (1,239)            12,040          1,036,301
                                                     ---------------    ---------------    ---------------    ---------------
  Reinvested capital gains .......................                 -                662              1,954                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...             6,928                399             14,840          1,036,301
                                                     ===============    ===============    ===============    ===============

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF OPERATIONS, Continued
Year Ended December 31, 2004

Investment activity:                                     WRSmCap           WRSmCpVal           WRValue
                                                     ---------------    ---------------    ---------------
  Reinvested dividends ...........................   $             -                  -             61,398
  Mortality and expense risk charges .............                 -                  -                  -
                                                     ---------------    ---------------    ---------------
    Net investment income (loss) .................                 -                  -             61,398
                                                     ---------------    ---------------    ---------------
  Proceeds from mutual fund shares sold ..........           407,819             34,228            265,708
  Cost of mutual fund shares sold ................          (357,157)           (33,493)          (233,582)
                                                     ---------------    ---------------    ---------------
    Realized gain (loss) on investments ..........            50,662                735             32,126
  Change in unrealized gain (loss)
   on investments ................................         1,054,480             24,600            647,896
                                                     ---------------    ---------------    ---------------
    Net gain (loss) on investments ...............         1,105,142             25,335            680,022
                                                     ---------------    ---------------    ---------------
  Reinvested capital gains .......................                 -             25,608                  -
                                                     ---------------    ---------------    ---------------
    Net increase (decrease) in contract
     owners' equity resulting from operations ....   $     1,105,142             50,943            741,420
                                                     ===============    ===============    ===============

See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT- 5
STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY
Years Ended December 31, 2004 and 2003

                                                                   Total                               WRAsStrat
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................   $       838,674            601,485            105,814             62,910
  Realized gain (loss) on investments ............           130,269           (277,056)            21,787              9,688
  Change in unrealized gain (loss) on investments          5,695,943          8,267,549            780,583            453,772
  Reinvested capital gains .......................           132,128             25,360             56,450             25,360
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
     owners' equity resulting from operations ....         6,797,014          8,617,338            964,634            551,730
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................        24,299,994         23,220,349          2,186,668          1,497,290
  Transfers between funds ........................                 -                  -            518,720          1,223,982
  Surrenders (note 6) ............................        (1,807,323)          (915,174)           (90,127)           (88,420)
  Death benefits (note 4) ........................          (384,174)          (123,581)           (62,478)            (4,440)
  Net policy repayments (loans) (note 5) .........          (440,138)          (371,201)           (46,742)           (29,885)
  Deductions for surrender charges (note 2d) .....          (738,310)          (385,194)           (50,949)           (37,216)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................        (7,230,680)        (5,890,411)          (754,982)          (593,266)
  Asset charges (note 3) .........................          (318,092)          (213,343)           (32,072)           (21,061)
  Adjustments to maintain reserves ...............            15,282              9,930              4,355             (1,231)
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................        13,396,559         15,331,375          1,672,393          1,945,753
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............        20,193,573         23,948,713          2,637,027          2,497,483
Contract owners' equity beginning of period ......        57,984,931         34,036,218          5,751,012          3,253,529
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............   $    78,178,504         57,984,931          8,388,039          5,751,012
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................         6,126,555          4,310,236            533,948            336,733
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................         3,140,601          3,612,604            248,942            273,815
  Units redeemed .................................        (1,781,682)        (1,796,285)           (95,518)           (76,600)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................         7,485,474          6,126,555            687,372            533,948
                                                     ===============    ===============    ===============    ===============

                                                                   WRBal                                 WRBnd
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................            72,064             24,737            168,196            166,488
  Realized gain (loss) on investments ............            20,342            (17,700)            20,321             17,985
  Change in unrealized gain (loss) on investments            312,465            519,626            (90,006)           (53,261)
  Reinvested capital gains .......................                 -                  -             44,128                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
     owners' equity resulting from operations ....           404,871            526,663            142,639            131,212
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         1,043,624            912,968            871,456            830,638
  Transfers between funds ........................           558,314            664,471            (21,428)           422,122
  Surrenders (note 6) ............................           (66,279)           (94,150)          (139,182)           (47,547)
  Death benefits (note 4) ........................           (64,354)            (3,639)           (30,068)              (100)
  Net policy repayments (loans) (note 5) .........           (32,848)            (8,944)           (29,928)           (40,044)
  Deductions for surrender charges (note 2d)                 (28,222)           (39,627)           (48,093)           (20,012)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................          (482,786)          (377,765)          (420,588)          (389,097)
  Asset charges (note 3) .........................           (20,224)           (13,623)           (17,412)           (14,441)
  Adjustments to maintain reserves ...............               517                103              2,467                619
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................           907,742          1,039,794            167,224            742,138
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............         1,312,613          1,566,457            309,863            873,350
Contract owners' equity beginning
  of period ......................................         3,810,493          2,244,036          3,643,405          2,770,055
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............         5,123,106          3,810,493          3,953,268          3,643,405
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................           362,437            254,190            291,704            231,061
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................           150,700            163,665             82,890            113,332
  Units redeemed .................................           (65,817)           (55,418)           (69,904)           (52,689)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................           447,320            362,437            304,690            291,704
                                                     ===============    ===============    ===============    ===============

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5
STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY, Continued
Years Ended December 31, 2004 and 2003

                                                                  WRCoreEq                               WRDiv
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................   $        71,532             68,398              1,976                  -
  Realized gain (loss) on investments ............           (13,602)          (145,182)               (75)                 -
  Change in unrealized gain (loss) on investments            976,201          1,408,147             21,787                  -
  Reinvested capital gains .......................                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...         1,034,131          1,331,363             23,688                  -
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         2,382,644          2,275,136             64,132                 25
  Transfers between funds ........................           348,140          1,132,652            248,320                 19
  Surrenders (note 6) ............................          (331,051)          (142,692)              (289)                 -
  Death benefits (note 4) ........................           (60,086)            (5,055)                 -                  -
  Net policy repayments (loans) (note 5) .........           (66,852)           (21,592)              (504)                 -
  Deductions for surrender charges (note 2d) .....          (126,988)           (60,058)              (122)                 -
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................        (1,060,078)          (934,143)           (12,038)                (4)
  Asset charges (note 3) .........................           (49,560)           (35,587)              (488)                 -
  Adjustments to maintain reserves ...............             1,871                756                 25                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................         1,038,040          2,209,417            299,036                 40
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............         2,072,171          3,540,780            322,724                 40
Contract owners' equity beginning of period ......         9,784,445          6,243,665                 40                  -
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............   $    11,856,616          9,784,445            322,764                 40
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................         1,223,264            915,372                  4                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................           357,620            471,745             30,656                  4
  Units redeemed .................................          (228,010)          (163,853)            (1,308)                 -
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................         1,352,874          1,223,264             29,352                  4
                                                     ===============    ===============    ===============    ===============

                                                                  WRGrowth                              WRHiInc
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................            41,406                120            260,106            199,086
  Realized gain (loss) on investments ............           (23,247)           (78,121)            (8,005)            (6,066)
  Change in unrealized gain (loss) on investments            504,385          2,003,528             74,915            178,829
  Reinvested capital gains .......................                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...           522,544          1,925,527            327,016            371,849
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         3,888,204          3,140,227            894,372            620,938
  Transfers between funds ........................         1,020,572          1,896,321            446,558            743,965
  Surrenders (note 6) ............................          (333,828)          (161,353)          (105,170)           (33,459)
  Death benefits (note 4) ........................           (49,858)           (20,559)            (5,052)                 -
  Net policy repayments (loans) (note 5) .........          (105,904)           (42,123)           (11,098)           (15,381)
  Deductions for surrender charges (note 2d) .....          (158,127)           (67,913)           (30,581)           (14,083)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................        (1,470,996)        (1,190,747)          (337,786)          (238,350)
  Asset charges (note 3) .........................           (65,616)           (42,926)           (15,540)            (9,583)
  Adjustments to maintain reserves ...............             2,229              1,050                382                817
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................         2,726,676          3,511,977            836,085          1,054,864
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............         3,249,220          5,437,504          1,163,101          1,426,713
Contract owners' equity beginning of period ......        12,079,053          6,641,549          2,826,390          1,399,677
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............        15,328,273         12,079,053          3,989,491          2,826,390
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................         1,437,097            972,361            218,833            129,758
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................           592,716            666,664            100,782            115,214
  Units redeemed .................................          (264,527)          (201,928)           (38,459)           (26,139)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................         1,765,286          1,437,097            281,156            218,833
                                                     ===============    ===============    ===============    ===============

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT- 5
STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY, Continued
Years Ended December 31, 2004 and 2003

                                                                   WRInt2                                WRIntl
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................   $         4,212                 20             17,134             29,597
  Realized gain (loss) on investments ............            (1,030)                 -              3,384            (23,693)
  Change in unrealized gain (loss) on investments             38,864                 56            316,891            381,709
  Reinvested capital gains .......................             3,326                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...            45,372                 76            337,409            387,613
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................            80,344              1,131            554,482            484,640
  Transfers between funds ........................           334,254                138            188,984            254,886
  Surrenders (note 6) ............................               (45)                 -            (90,655)           (17,396)
  Death benefits (note 4) ........................                 -                  -            (19,552)            (4,755)
  Net policy repayments (loans) (note 5) .........            (1,504)                 -            (12,248)            (8,652)
  Deductions for surrender charges (note 2d) .....              (149)                 -            (26,029)            (7,322)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................           (14,734)                (2)          (228,238)          (177,676)
  Asset charges (note 3) .........................              (672)                (1)           (10,904)            (6,818)
  Adjustments to maintain reserves ...............                14                  -                141                 81
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................           397,508              1,266            355,981            516,988
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............           442,880              1,342            693,390            904,601
Contract owners' equity beginning of period ......             1,342                  -          2,117,279          1,212,678
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............   $       444,222              1,342          2,810,669          2,117,279
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................               124                  -            262,213            187,574
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................            34,777                125             90,380            109,591
  Units redeemed .................................            (1,447)                (1)           (47,251)           (34,952)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................            33,454                124            305,342            262,213
                                                     ===============    ===============    ===============    ===============

                                                                  WRLTBond                             WRMicCpGrw
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................            26,086             21,156                  -                  -
  Realized gain (loss) on investments ............             1,461              9,218             (1,888)                (1)
  Change in unrealized gain (loss) on investments            (13,177)           (10,253)            26,255                 50
  Reinvested capital gains .......................                 -                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...            14,370             20,121             24,367                 49
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................           269,402            216,202             57,024                759
  Transfers between funds ........................            68,354            261,532            129,908                298
  Surrenders (note 6) ............................           (40,731)            (6,969)                 -                  -
  Death benefits (note 4) ........................                 -            (23,432)                 -                  -
  Net policy repayments (loans) (note 5) .........             4,752             (5,455)                (6)                 -
  Deductions for surrender charges (note 2d) .....           (17,045)            (2,934)               (99)                 -
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................          (106,974)           (87,064)            (8,820)               (30)
  Asset charges (note 3) .........................            (4,474)            (3,069)              (376)                 -
  Adjustments to maintain reserves ...............               655                  5                 27                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................           173,939            348,816            177,658              1,027
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............           188,309            368,937            202,025              1,076
Contract owners' equity beginning of period ......           768,118            399,181              1,076                  -
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............           956,427            768,118            203,101              1,076
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................            63,722             34,161                101                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................            33,637             41,959             18,121                104
  Units redeemed .................................           (19,275)           (12,398)              (906)                (3)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................            78,084             63,722             17,316                101
                                                     ===============    ===============    ===============    ===============

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT- 5
STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY, Continued
Years Ended December 31, 2004 and 2003

                                                                  WRMMkt                               WRMortSec
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................   $         6,928              7,049                976                  -
  Realized gain (loss) on investments ............                 -                  -                 40                  -
  Change in unrealized gain (loss) on investments                  -                  -             (1,279)                 -
  Reinvested capital gains .......................                 -                  -                662                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...             6,928              7,049                399                  -
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         6,875,228          9,188,402              5,250                  -
  Transfers between funds ........................        (6,222,170)        (9,142,650)            45,836                  -
  Surrenders (note 6) ............................           (23,940)          (104,996)                 -                  -
  Death benefits (note 4) ........................                 -                  -                  -                  -
  Net policy repayments (loans) (note 5) .........           (12,954)          (112,514)                 -                  -
  Deductions for surrender charges (note 2d) .....            (8,972)           (44,193)                 -                  -
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................          (326,162)          (360,574)              (640)                 -
  Asset charges (note 3) .........................            (8,146)            (9,377)               (50)                 -
  Adjustments to maintain reserves ...............               (60)             6,099                 11                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................           272,824           (579,803)            50,407                  -
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............           279,752           (572,754)            50,806                  -
Contract owners' equity beginning of period ......           830,174          1,402,928                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............   $     1,109,926            830,174             50,806                  -
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................            78,441            133,242                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................           657,981            874,996              4,906                  -
  Units redeemed .................................          (632,270)          (929,797)               (66)                 -
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................           104,152             78,441              4,840                  -
                                                     ===============    ===============    ===============    ===============

                                                                 WRRealEstS                            WRSciTech
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................               846                  -                  -                  -
  Realized gain (loss) on investments ............               291                  -             26,967            (20,049)
  Change in unrealized gain (loss) on investments             11,749                  -          1,009,334          1,088,736
  Reinvested capital gains .......................             1,954                  -                  -                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...            14,840                  -          1,036,301          1,068,687
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................            28,964                  -          1,876,842          1,490,209
  Transfers between funds ........................           120,266                  -            635,046            814,388
  Surrenders (note 6) ............................               (42)                 -           (216,571)           (67,937)
  Death benefits (note 4) ........................                 -                  -            (30,464)              (168)
  Net policy repayments (loans) (note 5) .........                 -                  -            (38,016)           (24,441)
  Deductions for surrender charges (note 2d) .....               (72)                 -            (98,243)           (28,595)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................            (3,048)                 -           (705,662)          (543,126)
  Asset charges (note 3) .........................              (136)                 -            (31,460)           (18,650)
  Adjustments to maintain reserves ...............                12                  -              1,617              1,927
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................           145,944                  -          1,393,089          1,623,607
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............           160,784                  -          2,429,390          2,692,294
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity beginning of period ......                 -                  -          5,282,441          2,590,147
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............           160,784                  -          7,711,831          5,282,441
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................                 -                  -            622,777            398,372
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................            12,387                  -            287,921            318,499
  Units redeemed .................................              (267)                 -           (128,598)           (94,094)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................            12,120                  -            782,100            622,777
                                                     ===============    ===============    ===============    ===============

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT- 5
STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY, Continued
Years Ended December 31, 2004 and 2003

                                                                  WRSmCap                              WRSmCpVal
                                                     ----------------------------------    ----------------------------------
Investment activity:                                       2004               2003               2004               2003
                                                     ---------------    ---------------    ---------------    ---------------
  Net investment income (loss) ...................   $             -                  -                  -                  -
  Realized gain (loss) on investments ............            50,662            (14,261)               735                  1
  Change in unrealized gain (loss) on investments          1,054,480          1,506,498             24,600                  3
  Reinvested capital gains .......................                 -                  -             25,608                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...         1,105,142          1,492,237             50,943                  4
                                                     ---------------    ---------------    ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         1,934,128          1,584,036            108,080                 24
  Transfers between funds ........................           462,390          1,074,512            388,128                 88
  Surrenders (note 6) ............................          (248,758)           (74,453)              (183)                 -
  Death benefits (note 4) ........................           (30,312)           (10,252)                 -                  -
  Net policy repayments (loans) (note 5) .........           (53,494)           (29,144)            (1,130)                 -
  Deductions for surrender charges (note 2d) .....           (91,357)           (31,337)              (393)                 -
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................          (774,562)          (612,544)           (18,824)                (7)
  Asset charges (note 3) .........................           (36,666)           (23,139)              (698)                 -
  Adjustments to maintain reserves ...............               948               (864)                18                  -
                                                     ---------------    ---------------    ---------------    ---------------
    Net equity transactions ......................         1,162,317          1,876,815            474,998                105
                                                     ---------------    ---------------    ---------------    ---------------
Net change in contract owners' equity ............         2,267,459          3,369,052            525,941                109
Contract owners' equity beginning of period ......         6,756,292          3,387,240                109                  -
                                                     ---------------    ---------------    ---------------    ---------------
Contract owners' equity end of period ............   $     9,023,751          6,756,292            526,050                109
                                                     ===============    ===============    ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................           643,039            437,696                 10                  -
                                                     ---------------    ---------------    ---------------    ---------------
  Units purchased ................................           227,817            291,589             43,858                 11
  Units redeemed .................................          (119,416)           (86,246)            (1,848)                (1)
                                                     ---------------    ---------------    ---------------    ---------------
  Ending units ...................................           751,440            643,039             42,020                 10
                                                     ===============    ===============    ===============    ===============

                                                                  WRValue
                                                     ----------------------------------
Investment activity:                                      2004               2003
                                                     ---------------    ---------------
  Net investment income (loss) ...................            61,398             21,924
  Realized gain (loss) on investments ............            32,126             (8,875)
  Change in unrealized gain (loss) on investments            647,896            790,109
  Reinvested capital gains .......................                 -                  -
                                                     ---------------    ---------------
    Net increase (decrease) in contract
      owners' equity resulting from operations ...           741,420            803,158
                                                     ---------------    ---------------
Equity transactions:
  Purchase payments received from
    contract owners (note 6) .....................         1,179,150            977,724
  Transfers between funds ........................           729,808            653,276
  Surrenders (note 6) ............................          (120,472)           (75,802)
  Death benefits (note 4) ........................           (31,950)           (51,181)
  Net policy repayments (loans) (note 5) .........           (31,662)           (33,026)
  Deductions for surrender charges (note 2d)                 (52,869)           (31,904)
  Redemptions to pay cost of insurance
    charges and administration charges
    (notes 2b and 2c) ............................          (503,762)          (386,016)
  Asset charges (note 3) .........................           (23,598)           (15,068)
  Adjustments to maintain reserves ...............                53                568
                                                     ---------------    ---------------
    Net equity transactions ......................         1,144,698          1,038,571
                                                     ---------------    ---------------
Net change in contract owners' equity ............         1,886,118          1,841,729
Contract owners' equity beginning of period                4,333,262          2,491,533
                                                     ---------------    ---------------
Contract owners' equity end of period ............         6,219,380          4,333,262
                                                     ===============    ===============
CHANGES IN UNITS:
  Beginning units ................................           388,841            279,716
                                                     ---------------    ---------------
  Units purchased ................................           164,510            171,291
  Units redeemed .................................           (66,795)           (62,166)
                                                     ---------------    ---------------
  Ending units ...................................           486,556            388,841
                                                     ===============    ===============

See accompanying notes to financial statements.

================================================================================

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

(1)  Background and Summary of Significant Accounting Policies

     (a)  Organization and Nature of Operations

          Nationwide VLI Separate Account-5 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on May 21, 1998. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

          The Company offers Select Life and Survivorship Life Variable Life Insurance Policies through the Account. The primary distribution for the contracts is through banks and other financial institutions; however, other distributors may be utilized.

     (b)  The Contracts

          Only contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of contract expenses and note 3 for asset charges.

          Contract owners may invest in the following funds:

               Portfolios of the Waddell and Reed: W & R Target Funds, Inc.;
                    W & R Target Funds, Inc. - Asset Strategy Portfolio
                     (WRAsStrat)
                    W & R Target Funds, Inc. - Balanced Portfolio (WRBal)
                    W & R Target Funds, Inc. - Bond Portfolio (WRBnd)
                    W & R Target Funds, Inc. - Core Equity Portfolio (WRCoreEq) W & R Target Funds, Inc. - Dividend Income (WRDiv)
                    W & R Target Funds, Inc. - Growth Portfolio (WRGrowth)
                    W & R Target Funds, Inc. - High Income Portfolio (WRHiInc) W & R Target Funds, Inc. - International II (WRInt2)
                    W & R Target Funds, Inc. - International Portfolio (WRIntl) W & R Target Funds, Inc. - Limited-Term Bond Portfolio
                     (WRLTBond)
                    W & R Target Funds, Inc. - Micro Cap Growth (WRMicCpGrw)
                    W & R Target Funds, Inc. - Money Market Portfolio (WRMMkt) W & R Target Funds, Inc. - Mortgage Securities Portfolio
                     (WRMortSec)
                    W & R Target Funds, Inc. - Real Estate Securities Portfolio
                     (WRRealEstS)
                    W & R Target Funds, Inc. - Science & Technology Portfolio
                     (WRSciTech)
                    W & R Target Funds, Inc. - Small Cap Portfolio (WRSmCap)
                    W & R Target Funds, Inc. - Small Cap Value (WRSmCpVal)
                    W & R Target Funds, Inc. - Value Portfolio (WRValue)

          At December 31, 2004, contract owners were invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see notes 2 and 3). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

          A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5 (NOTES TO FINANCIAL STATEMENTS, Continued)

          Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

     (c) Security Valuation, Transactions and Related Investment Income Investments in underlying mutual funds are valued on the closing net asset value per share at December 31, 2004 of such funds, which value their investment securities at fair value. Fund purchases and sales are accounted for on the trade date (date the order to buy or sell is executed). The cost of investments sold is determined on a specific identification basis, and dividends (which include capital gain distributions) are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.

     (d)  Federal Income Taxes

          Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code.

          The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

     (e)  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with U.S generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Policy Charges

     (a)  Deductions from Premium

          On Select Life and Survivorship Life insurance contracts, the Company deducts a charge for state premium taxes equal to 3.5% of all premiums received to cover the payment of these premium taxes. Additionally, the Company deducts a front-end sales load of up to 0.5% from each premium payment received for Select Life contracts. For Survivorship Life contracts, the sales load is 1.5% of each premium payment received in policy years one through ten and 0.5% thereafter. The Company may at its sole discretion reduce this sales loading.

     (b)  Cost of Insurance

          A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge varies widely and is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

     (c)  Administrative Charges

          For Select Life contracts, the Company currently deducts a monthly administrative charge of $10 during the first policy year to recover policy maintenance, accounting, record keeping and other administrative expenses. For all subsequent years, a monthly administrative charge is deducted (currently $5 per month not to exceed $7.50 per month). The charges are assessed against each contract by liquidating units.

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5 (NOTES TO FINANCIAL STATEMENTS, Continued)

          For Survivorship Life contracts, the Company currently deducts a monthly administrative charge of $10 during the first policy year; $5 during policy years 2 through 20 if the specified amount is equal to or greater than $150,000; $8 during policy years 2 through 20 if the specified amount is less than $150,000; $0 during policy years 21 and on. The Company assesses a monthly per $1,000 of specified amount charge on basic coverage for the first three policy years. The charge varies, but will not exceed $7.50 per month. If there is an increase in the specified amount, the per $1,000 charge will be assessed to the increase based on the age of the younger insured at the time of the increase. The per $1,000 charge assessed as a result of the specified amount increase will be assessed for three policy years. The charges are assessed against each contract by liquidating units.

     (d)  Surrender Charges

          Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class. For Select Life and Survivorship Life contracts, the charge is 100% of the initial surrender charge in the first year, declining a specified amount each year to 0% of the initial surrender charge after the ninth year.

          The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred.

(3)  Asset Charges

     For Select Life contracts, the Company deducts a monthly charge of 0.50% on the first $25,000 of cash value attributable to the variable account, 0.25% of $25,001 up to $250,000 of cash value attributable to the variable account, and 0.08% of cash value attributable to the variable account in excess of $250,000.

     For Survivorship Life contracts, during the first through fifteenth policy year, the Company deducts a monthly charge of 0.60% on the first $25,000 of cash value attributable to the variable account, 0.30% on $25,001 up to $250,000 of cash value attributable to the variable account, and 0.10% of cash value attributable to the variable account in excess of $250,000. Thereafter, the charge is 0.60% of the first $25,000 of cash value attributable to the variable account and 0.10% of cash value attributable to the variable account in excess of $25,000.

     The above charges are assessed against each contract by liquidating units.

(4)  Death Benefits

     For Select Life contracts, death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. For Survivorship Life contracts, the proceeds are payable on the death of the last surviving insured. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company's general account.

(5)  Policy Loans (Net of Repayments)

     Contract provisions allow contract owners to borrow 90% of a policy's cash surrender value (90% of the variable account value less the applicable deferred sales charge value). Select Life and Survivorship Life contracts are charged 3.9% on the outstanding loan balance and are due and payable in advance on the policy anniversary.

     At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company's general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Account.

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5 (NOTES TO FINANCIAL STATEMENTS, Continued)

(6)  Related Party Transactions

     The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

     Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Account are included in purchase payments received from contact owners, as applicable, on the accompanying Statements of Change in Contract Owners' Equity.

     Policy loan transactions (note 5), executed at the direction of the contract owner, also result in transfers between the Account and the fixed account of the Company. The fixed account assets are not reflected in the accompanying financial statements.

     For the periods ended December 31, 2004 and 2003, total transfers into the Account from the fixed account were $377,885 and $107,722, respectively, and total transfers from the Account to the fixed account were $687,753 and $661,972, respectively.

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5 (NOTES TO FINANCIAL STATEMENTS, Continued)

(7)  Financial Highlights

     The following is a summary of units outstanding, unit fair values and contract owners' equity for variable life and annuity contracts as of the end of the period indicated, and the contract expense rate, investment income ratio and total return for the three year period ended December 31, 2004 and the period January 5, 2001 (commencement of operations) through December 31, 2001.

                                         Contract                                            Investment
                                         Expense                   Unit         Contract       Income         Total
                                           Rate*      Units     Fair Value   Owners' Equity    Ratio**      Return***
                                         --------   --------   -----------   --------------  ----------    -----------
     W & R Target Funds, Inc. - Asset Strategy Portfolio
       2004 ..........................     0.00%      687,372  $ 12.203056   $   8,388,039         1.56%         13.30%
       2003 ..........................     0.00%      533,948    10.770735       5,751,012         1.39%         11.47%
       2002 ..........................     0.00%      336,733     9.662043       3,253,529         2.32%          3.28%
       2001 ..........................     0.00%      121,796     9.354930       1,139,393         4.58%         -9.96%
     W & R Target Funds, Inc. - Balanced Portfolio
       2004 ..........................     0.00%      447,320    11.452888       5,123,106         1.65%          8.93%
       2003 ..........................     0.00%      362,437    10.513531       3,810,493         0.86%         19.09%
       2002 ..........................     0.00%      254,190     8.828185       2,244,036         2.57%         -8.41%
       2001 ..........................     0.00%      104,565     9.639210       1,007,924         4.79%         -5.94%
     W & R Target Funds, Inc. - Bond Portfolio
       2004 ..........................     0.00%      304,690    12.974723       3,953,268         4.45%          3.88%
       2003 ..........................     0.00%      291,704    12.490076       3,643,405         5.06%          4.18%
       2002 ..........................     0.00%      231,061    11.988413       2,770,055         6.55%          8.98%
       2001 ..........................     0.00%       63,596    11.000810         699,608         8.61%          7.47%
     W & R Target Funds, Inc. - Core Equity Portfolio
       2004 ..........................     0.00%    1,352,874     8.764021      11,856,616         0.68%          9.57%
       2003 ..........................     0.00%    1,223,264     7.998637       9,784,445         0.90%         17.27%
       2002 ..........................     0.00%      915,372     6.820904       6,243,665         0.79%        -21.63%
       2001 ..........................     0.00%      344,299     8.703605       2,996,642         0.45%        -14.91%
     W & R Target Funds, Inc. - Dividend Income
       2004 ..........................     0.00%       29,352    10.996320         322,764         1.86%          9.96%
       2003 ..........................     0.00%            4    10.000000              40         0.00%          0.00% 11/21/03
     W & R Target Funds, Inc. - Growth Portfolio
       2004 ..........................     0.00%    1,765,286     8.683167      15,328,273         0.31%          3.31%
       2003 ..........................     0.00%    1,437,097     8.405176      12,079,053         0.00%         23.06%
       2002 ..........................     0.00%      972,361     6.830333       6,641,549         0.02%        -21.30%
       2001 ..........................     0.00%      340,198     8.678660       2,952,463         1.71%        -14.34%
     W & R Target Funds, Inc. - High Income Portfolio
       2004 ..........................     0.00%      281,156    14.189601       3,989,491         7.82%          9.86%
       2003 ..........................     0.00%      218,833    12.915738       2,826,390         9.62%         19.74%
       2002 ..........................     0.00%      129,758    10.786828       1,399,677        12.82%         -2.02%
       2001 ..........................     0.00%       31,247    11.009645         344,018        17.47%          9.18%
     W & R Target Funds, Inc. - International II
       2004 ..........................     0.00%       33,454    13.278601         444,222         2.94%         22.68%
       2003 ..........................     0.00%          124    10.824073           1,342        10.65%          8.24% 11/21/03
     W & R Target Funds, Inc. - International Portfolio
       2004 ..........................     0.00%      305,342     9.204986       2,810,669         0.72%         14.00%
       2003 ..........................     0.00%      262,213     8.074653       2,117,279         1.98%         24.90%
       2002 ..........................     0.00%      187,574     6.465064       1,212,678         0.65%        -18.15%
       2001 ..........................     0.00%       70,992     7.898920         560,760         8.36%        -22.23%
     W & R Target Funds, Inc. - Limited-Term Bond Portfolio
       2004 ..........................     0.00%       78,084    12.248689         956,427         2.87%          1.61%
       2003 ..........................     0.00%       63,722    12.054200         768,118         3.05%          3.16%
       2002 ..........................     0.00%       34,161    11.685285         399,181         4.08%          5.43%
       2001 ..........................     0.00%        4,470    11.083054          49,541         6.93%          9.21%
     W & R Target Funds, Inc. - Micro Cap Growth
       2004 ..........................     0.00%       17,316    11.729102         203,101         0.00%         10.05%
       2003 ..........................     0.00%          101    10.657894           1,076         0.00%          6.58% 11/21/03

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-5 (NOTES TO FINANCIAL STATEMENTS, Continued)

                                         Contract                                            Investment
                                         Expense                   Unit         Contract       Income         Total
                                           Rate*      Units     Fair Value   Owners' Equity    Ratio**      Return***
                                         --------   --------   -----------   --------------  ----------    -----------
     W & R Target Funds, Inc. - Money Market Portfolio
       2004 ..........................     0.00%      104,152  $ 10.656792   $   1,109,926         0.72%          0.69%
       2003 ..........................     0.00%       78,441    10.583415         830,174         0.57%          0.52%
       2002 ..........................     0.00%      133,242    10.529172       1,402,928         1.45%          1.14%
       2001 ..........................     0.00%       69,373    10.410587         722,214         3.46%          3.59%
     W & R Target Funds, Inc. - Mortgage Securities Portfolio
       2004 ..........................     0.00%        4,840    10.497120          50,806         7.30%          4.97% 05/03/04
     W & R Target Funds, Inc. - Real Estate Securities Portfolio
       2004 ..........................     0.00%       12,120    13.266020         160,784         3.03%         32.66% 05/03/04
     W & R Target Funds, Inc. - Science & Technology Portfolio
       2004 ..........................     0.00%      782,100     9.860415       7,711,831         0.00%         16.25%
       2003 ..........................     0.00%      622,777     8.482074       5,282,441         0.00%         30.46%
       2002 ..........................     0.00%      398,372     6.501829       2,590,147         0.00%        -23.99%
       2001 ..........................     0.00%      145,565     8.553483       1,245,088         0.96%        -11.91%
     W & R Target Funds, Inc. - Small Cap Portfolio
       2004 ..........................     0.00%      751,440    12.008612       9,023,751         0.00%         14.29%
       2003 ..........................     0.00%      643,039    10.506816       6,756,292         0.00%         35.77%
       2002 ..........................     0.00%      437,696     7.738796       3,387,240         0.00%        -21.79%
       2001 ..........................     0.00%      148,567     9.894912       1,470,057         0.00%         -1.93%
     W & R Target Funds, Inc. - Small Cap Value
       2004 ..........................     0.00%       42,020    12.519028         526,050         0.00%         15.02%
       2003 ..........................     0.00%           10    10.884196             109         0.00%          8.84% 11/21/03
     W & R Target Funds, Inc. - Value Portfolio
       2004 ..........................     0.00%      486,556    12.782454       6,219,380         1.21%         14.70%
       2003 ..........................     0.00%      388,841    11.144045       4,333,262         0.68%         25.11%
       2002 ..........................     0.00%      279,716     8.907366       2,491,533         1.28%        -12.69%
       2001 ..........................     0.00%       54,596    10.202567         557,019         0.68%          2.03% 05/01/01
                                                                             -------------
     Contract Owners' Equity Total By Year
       2004 ..............................................................   $  78,178,504
                                                                             =============
       2003 ..............................................................   $  57,984,931
                                                                             =============
       2002 ..............................................................   $  34,036,218
                                                                             =============
       2001 ..............................................................   $  13,744,727
                                                                             =============

     * This represents the annual contract expense rate of the variable account for the period indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owner accounts through the redemption of units.

     ** This represents the dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. The ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions to the contractholder accounts either through reductions in unit values or redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

     *** This represents the total return for the period indicated, including changes in the value of the underlying mutual fund, which reflects the reduction of unit value for expenses assessed. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the period.




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Nationwide Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004.


/s/KPMG LLP
Columbus, Ohio
March 1, 2005

                 NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
         (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

                          CONSOLIDATED STATEMENTS OF INCOME
                                    (IN MILLIONS)

                                                                                                     YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------------------------
                                                                              ----------------------------------------------------
                                                                                   2004              2003              2002
==================================================================================================================================
==================================================================================================================================
REVENUES:
Policy charges                                                                     $ 1,025.2           $ 924.1            $ 973.8
Life insurance premiums                                                                270.4             279.8              259.9
Net investment income                                                                2,000.5           1,973.1            1,832.9
Net realized losses on investments, hedging instruments and hedged items               (36.4)            (85.2)             (75.5)
Other                                                                                    9.8              12.8                8.7
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                       3,269.5           3,104.6            2,999.8
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Interest credited to policyholder account values                                     1,277.2           1,309.2            1,244.4
Other benefits and claims                                                              347.2             361.8              326.1
Policyholder dividends on participating policies                                        36.2              41.2               45.2
Amortization of deferred policy acquisition costs                                      410.1             375.9              670.1
Interest expense on debt, primarily with Nationwide Financial
  Services, Inc. (NFS)                                                                  59.3              48.4               36.0
Other operating expenses                                                               604.5             533.7              508.5
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                          2,734.5           2,670.2            2,830.3
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

      Income from continuing operations before federal income
        tax expense                                                                    535.0             434.4              169.5
Federal income tax expense                                                             120.0              96.2                8.7
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations                                                415.0             338.2              160.8
Discontinued operations, net of tax                                                        -                 -                0.7
Cumulative effect of adoption of accounting principles, net of tax                      (3.3)             (0.6)                 -
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                           $ 411.7           $ 337.6            $ 161.5
==================================================================================================================================
==================================================================================================================================



See accompanying notes to consolidated financial statements, including note 15 which describes related party transactions.

                      NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a
              wholly-owned subsidiary of Nationwide Financial Services, Inc.)

                                  Consolidated Balance Sheets
                            (in millions, except per share amounts)

                                                                                               DECEMBER 31,
                                                                                            ---------------------------------------
                                                                                            ---------------------------------------
                                                                                                  2004                 2003
===================================================================================================================================
===================================================================================================================================

ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $26,708.7 in 2004; $25,850.2 in 2003)                        $ 27,652.0           $ 26,946.8
      Equity securities (cost $37.7 in 2004; $74.0 in 2003)                                              48.1                 85.6
   Mortgage loans on real estate, net                                                                 8,649.2              8,345.8
   Real estate, net                                                                                      83.9                 96.5
   Policy loans                                                                                         644.5                618.3
   Other long-term investments                                                                          539.6                130.6
   Short-term investments, including amounts managed by a related party                               1,645.8              1,860.8
-----------------------------------------------------------------------------------------------------------------------------------
         Total investments                                                                           39,263.1             38,084.4

Cash                                                                                                     15.5                  0.1
Accrued investment income                                                                               364.2                367.1
Deferred policy acquisition costs                                                                     3,416.6              3,219.3
Other assets                                                                                          2,099.8              1,872.3
Assets held in separate accounts                                                                     60,798.7             57,084.5
-----------------------------------------------------------------------------------------------------------------------------------
            Total assets                                                                          $ 105,957.9          $ 100,627.7
===================================================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits and claims                                                               $ 36,383.1           $ 35,379.1
   Short-term debt                                                                                      215.0                199.8
   Long-term debt, payable to NFS                                                                       700.0                700.0
   Other liabilities                                                                                  3,645.2              3,264.7
   Liabilities related to separate accounts                                                          60,798.7             57,084.5
-----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                          101,742.0             96,628.1
-----------------------------------------------------------------------------------------------------------------------------------

Shareholder's equity:
   Common stock, $1 par value; authorized - 5.0 shares; issued
     and outstanding - 3.8 shares                                                                         3.8                  3.8
   Additional paid-in capital                                                                           274.4                271.3
   Retained earnings                                                                                  3,543.9              3,257.2
   Accumulated other comprehensive income                                                               393.8                467.3
-----------------------------------------------------------------------------------------------------------------------------------
         Total shareholder's equity                                                                   4,215.9              3,999.6
-----------------------------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholder's equity                                            $ 105,957.9          $ 100,627.7
===================================================================================================================================

See accompanying notes to consolidated financial statements, including note 15 which describes related party transactions.

                 NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

      Consolidated Statements of Shareholder's Equity
       Years Ended December 31, 2004, 2003 and 2002
                       (in millions)

                                                                                                       Accumulated
                                                                         Additional                       Other          Total
                                                             Capital      paid-in      Retained       Comprehensive   Shareholder's
                                                             Shares       capital      earnings           income         equity
===================================================================================================================================

Balance as of December 31, 2001                              $ 3.8        $ 646.1      $ 2,863.1         $ 204.7         $ 3,717.7
Comprehensive income:
Net income                                                       -              -          161.5               -             161.5
Net unrealized gains on securities available-for-sale            -              -              -           178.6             178.6
   arising during the period, net of tax
Accumulated net gains on cash flow hedges, net                   -              -              -            11.0              11.0
   of tax
                                                                                                                   ----------------
                                                                                                                   ----------------
Total comprehensive income                                                                                                   351.1
                                                                                                                   ----------------
                                                                                                                   ----------------
Capital returned to NFS                                          -         (475.0)             -               -            (475.0)
Dividend to NFS                                                  -              -          (45.0)              -             (45.0)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                                3.8          171.1        2,979.6           394.3           3,548.8
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                       -              -          337.6               -             337.6
Net unrealized gains on securities available-for-sale            -              -              -            99.6              99.6
   arising during the period, net of tax
Accumulated net losses on cash flow hedges, net                  -              -              -           (26.6)            (26.6)
   of tax
                                                                                                                   ----------------
Total comprehensive income                                                                                                   410.6
                                                                                                                   ----------------
Capital contributed by NFS                                       -          200.2              -               -             200.2
Capital returned to NFS                                          -         (100.0)             -               -            (100.0)
Dividend to NFS                                                  -              -          (60.0)              -             (60.0)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003                                3.8          271.3        3,257.2           467.3           3,999.6
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                       -              -          411.7               -             411.7
Net unrealized losses on securities available-for-sale           -              -              -           (42.7)            (42.7)
   arising during the period, net of tax
Accumulated net losses on cash flow hedges, net                  -              -              -           (30.8)            (30.8)
   of tax
                                                                                                                   ----------------
Total comprehensive income                                                                                                   338.2
                                                                                                                   ----------------
Capital contributed by NFS                                       -            3.1              -               -               3.1
Dividend to NFS                                                  -              -         (125.0)              -            (125.0)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004                              $ 3.8        $ 274.4       $3,543.9         $ 393.8         $ 4,215.9
===================================================================================================================================

See accompanying notes to consolidated financial statements, including note 15 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2004, 2003 and 2002
                                 (in millions)

                                                                                      2004               2003                2002
===================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                       $ 411.7            $ 337.6             $ 161.5
   Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account values                              1,277.2            1,309.2             1,244.4
      Capitalization of deferred policy acquisition costs                            (496.4)            (567.2)             (648.2)
      Amortization of deferred policy acquisition costs                               410.1              375.9               670.1
      Amortization and depreciation                                                    73.0               69.3                (0.7)
      Net realized losses on investments, hedging instruments and                      36.4               85.2                75.5
        hedged items
      Decrease (increase) in accrued investment income                                  2.9              (38.4)              (22.0)
      Increase in other assets                                                       (306.4)            (697.5)             (606.1)
      Increase in policy and other liabilities                                        324.4              342.3               463.1
      Income from discontinued operations                                                 -                  -                (0.7)
      Other, net                                                                        1.5               45.4                38.7
-----------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by continuing operations                                 1,734.4            1,261.8             1,375.6
         Net cash provided by discontinued operations                                     -                  -                 0.7
-----------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                  1,734.4            1,261.8             1,376.3
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from maturity of securities available-for-sale                          3,099.4            4,101.6             3,887.7
   Proceeds from sale of securities available-for-sale                              2,485.5            2,220.5             1,534.9
   Proceeds from repayments of mortgage loans on real estate                        1,920.9            1,478.3             1,009.0
   Cost of  securities available-for-sale acquired                                 (6,291.4)          (9,366.7)           (9,874.5)
   Cost of mortgage loans on real estate acquired                                  (2,169.9)          (1,914.4)           (1,810.2)
   Net change in short-term investments                                               205.9             (639.9)             (193.1)
   Disposal of subsidiary, net of cash                                                    -                  -               (20.0)
   Collateral received (paid) - securities lending, net                                89.4              (26.1)              158.9
   Other, net                                                                        (357.2)             280.3              (136.2)
-----------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                     (1,017.4)          (3,866.4)           (5,443.5)
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of long-term debt to NFS                                    -              100.0               300.0
   Net change in short-term debt                                                       15.2              199.8              (100.0)
   Capital contributed by NFS                                                           3.1              200.2                   -
   Capital returned to NFS                                                                -             (100.0)             (475.0)
   Cash dividends paid to NFS                                                        (125.0)             (60.0)              (35.0)
   Investment and universal life insurance product deposits                         3,561.6            5,116.1             6,278.9

   Investment and universal life insurance product withdrawals                     (4,156.5)          (2,852.3)           (1,923.4)

   Other, net                                                                                                -                   -
-----------------------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by financing activities                         (701.6)           2,603.8             4,045.5
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                        15.4               (0.8)              (21.7)
Cash, beginning of period                                                               0.1                0.9                22.6
-----------------------------------------------------------------------------------------------------------------------------------
         Cash, end of period                                                         $ 15.5              $ 0.1               $ 0.9
===================================================================================================================================

See accompanying notes to consolidated financial statements, including note 15 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2004, 2003 AND 2002



(1)  ORGANIZATION AND DESCRIPTION OF BUSINESS

Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of life insurance and retirement savings products in the United States of America (U.S.) and is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public group retirement plans, other investment products sold to institutions, life insurance and advisory services. The Company sells its products through a diverse network of distribution channels, including independent broker/dealers, financial institutions, wirehouse and regional firms, financial institutions, pension plan administrators, life insurance specialists and representatives of certain certified public accounting firms. The Company also sells its products through the following affiliated producers: Nationwide Retirement Solutions, Inc. (NRS); TBG Insurance Services Corporation (TBG Financial); Nationwide Financial Network (NFN, formerly referred to as Nationwide Provident) producers; and Nationwide agents.

Wholly-owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), which differ from statutory accounting practices. The statutory financial statements of NLIC and NLAIC are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (ODI). The ODI has adopted the National Association of Insurance Commissioners (NAIC) statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. NLIC and NLAIC have no statutory accounting practices that differ from NAIC SAP. See Note 13 for discussion of statutory capital requirements and dividend limitations.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most significant estimates include those used in determining the balance and amortization of deferred policy acquisition costs (DAC) for investment products and universal life insurance products, impairment losses on investments, valuation allowances for mortgage loans on real estate, federal income taxes, and pension and other postretirement employee benefits. Although some variability is inherent in these estimates, the recorded amounts reflect management's best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

(a)  Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. As discussed in Notes 3 and 11, effective December 31, 2003, the Company applied the provisions of Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R), issued by the Financial Accounting Standards Board (FASB), to those variable interest entities (VIEs) with which it is associated. This resulted in deconsolidating certain VIEs which the Company previously had consolidated, as of that date. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(b)  Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income tax, reported as a separate component of accumulated other comprehensive income (AOCI) in shareholder's equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required if such unrealized gains been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

The fair value of fixed maturity and marketable equity securities is generally obtained from independent pricing services based on market quotations. For fixed maturity securities not priced by independent services (generally private placement securities and securities that do not trade regularly), an internally developed pricing model or "corporate pricing matrix" is most often used. The corporate pricing matrix is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for the that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Additionally, for valuing certain fixed maturity securities with complex cash flows such as certain mortgage-backed and asset-backed securities, a "structured product model" is used. The structured product model uses third party pricing tools. For securities for which quoted market prices are not available and for which the Company's structured product model is not suitable for estimating fair values, qualified company representatives determine the fair value using other modeling techniques, primarily using a commercial software application utilized in valuing complex securitized investments with variable cash flows. As of December 31, 2004, 70.0% of the fair values of fixed maturity securities were obtained from independent pricing services, 21.2% from the Company's pricing matrices and 8.8% from other sources.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

Under the Company's accounting policy for equity securities and debt securities that can be contractually prepaid or otherwise settled in a way that may limit the Company's ability to fully recover cost, an impairment is deemed to be other-than-temporary unless the Company has both the ability and intent to hold the investment for a reasonable period until the security's forecasted recovery and evidence exists indicating that recovery will occur in a reasonable period of time. Also, for such debt securities the Company estimates cash flows over the life of purchased beneficial interests in securitized financial assets. If the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value based on current information and events, and if there has been an adverse change in estimated cash flows since the last revised estimate, considering both timing and amount, then the Company recognizes an other-than-temporary impairment and writes down the purchased beneficial interest to fair value.

For other debt and equity securities, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is no longer probable that the Company will recover all amounts due under the contractual terms of the security. Many criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security; the amount and length of time a security's fair value has been below amortized cost or cost; specific credit issues and financial prospects related to the issuer; the Company's intent to hold or dispose of the security; and current economic conditions.

Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

Impairment losses are recorded on investments in real estate and other long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest-method without anticipating the impact of prepayments.

Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an unallocated allowance for probable losses inherent in the loan portfolio as of the balance sheet date, but not yet specifically identified by loan. Changes in the valuation allowance are recorded in net realized gains and losses on investments, hedging instruments and hedged items. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by the Company and reflects the Company's best estimate of probable credit losses, including losses incurred at the balance sheet date, but not yet identified by specific loan. The Company's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

Real estate is carried at cost less accumulated depreciation. Real estate designated as held for disposal is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company's mortgage loan valuation allowances and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in realized gains and losses on investments, hedging instruments and hedged items.

(c)  Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in realized gains and losses on investments, hedging instruments and hedged items.

The Company may enter into "receive fixed/pay variable" interest rate swaps to hedge existing floating rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are identified as cash flow hedges and are carried at fair value with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on derivative instruments that are initially recorded in AOCI are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account values consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as realized gains and losses on investments, hedging instruments and hedged items, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

From time to time, the Company may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they provide the Company with an economic hedge, which is used as part of its overall risk management strategies. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap may not be effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

(d)  Revenues and Benefits

Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account values and benefits and claims incurred in the period in excess of related policy account values.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e)  Deferred Policy Acquisition Costs

The Company has deferred the costs of acquiring investment products and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new or renewal business. DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each reporting period.

For investment products (principally individual and group annuities) and universal life insurance products, DAC is being amortized with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges, less policy benefits and policy maintenance expenses. The DAC asset related to investment products and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

The most significant assumptions that are involved in the estimation of future gross profits include future net separate account performance, surrender/lapse rates, interest margins and mortality. The Company's long-term assumption for net separate account performance is currently 8% growth per year. If actual net separate account performance varies from the 8% assumption, the Company assumes different performance levels over the next three years such that the mean return equals the long-term assumption. This process is referred to as a reversion to the mean. The assumed net separate account return assumptions used in the DAC models are intended to reflect what is anticipated. However, based on historical returns of the Standard and Poor's (S&P) 500 Index, the Company's policy regarding the reversion to the mean process does not permit such returns to be negative or in excess of 15% during the three-year reversion period.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment products and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense (DAC unlocking), which could be significant. In general, increases in the estimated general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

The Company evaluates the appropriateness of the individual variable annuity DAC balance within pre-set parameters. These parameters are designed to appropriately reflect the Company's long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company's recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period of time, or if the recorded balance falls outside of these parameters and the Company determines it is not reasonably possible to get back within this period of time, assumptions are required to be unlocked and DAC is recalculated using revised best estimate assumptions. Otherwise, DAC is not unlocked to reflect updated assumptions. If DAC assumptions were unlocked and revised, the Company would continue to use the reversion to the mean process.

For other investment products and universal life insurance products, DAC is adjusted each quarter to reflect revised best estimate assumptions, including the use of a reversion to the mean methodology over the next three years as it relates to net separate account performance. Any resulting DAC unlocking adjustments are reflected currently in the consolidated statements of income.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(f)  Separate Accounts

Separate account assets and liabilities represent contract holders' funds, which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value based primarily on market quotations of the underlying securities. The investment income and gains or losses of these accounts accrue directly to the contract holders. The activity of the separate accounts is not reflected in the consolidated statements of income except for:
(i) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned; and (ii) the activity related to guaranteed minimum death benefit (GMDB) and guaranteed minimum income benefit (GMIB) contracts, which are riders to existing variable annuity contracts.

(g)  Future Policy Benefits

The liability for future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies is the policy account balance, which represents participants' net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for funding agreements to an unrelated third party trust equals the balance that accrues to the benefit of the contract holder, including interest credited. The funding agreements constitute insurance obligations considered annuity contracts under Ohio insurance law.

The liability for future policy benefits for traditional life insurance policies has been calculated by the net level premium method using interest rates varying from 5.4% to 6.0% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities has been calculated using the present value of future benefits and maintenance costs discounted using interest rates varying from 3.0% to 13.0%. Also, as of December 31, 2004 and 2003, the calculated reserve was adjusted to reflect the incremental reserve that would be required if unrealized gains and losses had been realized and the proceeds reinvested at lower rates, which would have resulted in the use of a lower discount rate, as discussed in Note 2(b).

(h)  Participating Business

Participating business represented approximately 11% in 2004 (13% in 2003 and 15% in 2002) of the Company's life insurance in force, 55% of the number of life insurance policies in force in 2004 (56% in 2003 and 59% in 2002) and 7% of life insurance statutory premiums in 2004 (11% in 2003 and 9% in 2002). The provision for policyholder dividends was based on then current dividend scales and has been included in future policy benefits and claims in the accompanying consolidated balance sheets.

(i)  Federal Income Tax

The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of income. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(j)  Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported in the consolidated balance sheets on a gross basis, separately from the related balances of the Company.

(k)  Discontinued Operations

As described more fully in Note 16, during 2002 NLIC paid a dividend to NFS in the form of all of the shares of common stock of Nationwide Securities, Inc.
(NSI), a wholly-owned broker/dealer subsidiary engaged in the asset management business. As such, the results of operations of NSI are reflected as discontinued operations in 2002.

(l)  Reclassification

Certain items in the 2003 and 2002 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(3)  RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2004, the Emerging Issues Task Force (EITF) reached consensus on further guidance concerning the identification of and accounting for other-than-temporary impairments and disclosures for cost method investments, as required by EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1), which was issued on October 23, 2003. The Company disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2004 that this additional guidance would be applied during its third quarter beginning July 1, 2004. Also, effective June 30, 2004, the Company revised its method of evaluating securities to be sold based on additional interpretation of the intent to hold criteria in EITF 03-1. This revision had no impact on the Company's financial position or results of operations.

On September 8, 2004, the FASB exposed for comment FASB Staff Position (FSP) EITF Issue 03-1-a, which was intended to provide guidance related to the application of paragraph 16 of EITF 03-1, and proposed FSP EITF Issue 03-1-b, which proposed a delay in the effective date of EITF 03-1 for debt securities that are impaired because of interest rate and/or sector spread increases. Based on comments received on these proposals, on September 30, 2004 the FASB issued FSP EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, which delayed the effectiveness of the guidance in EITF 03-1 in its entirety, with the exception of certain disclosure requirements. The delay had no impact on the Company's financial position or results of operations. The Company continues to actively monitor its portfolio for any securities deemed to be other-than-temporarily impaired, based on the guidance in Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, and the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. Due to uncertainty regarding the ultimate guidance to be issued, the Company cannot reasonably estimate the impact on the Company's financial position or results of operations, if any, of adopting EITF 03-1.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

In June 2004, the FASB issued FSP FAS 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability (FSP FAS 97-1), to clarify the guidance related to unearned revenue reserves (URR). The primary purpose of FSP FAS 97-1 is to address the practice question of whether Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), issued by the American Institute of Certified Public Accountants (AICPA), restricts the application of the URR guidance in SFAS No. 97 to situations in which profits are expected to be followed by losses. Because the Company was computing its URR in accordance with FSP FAS 97-1 at the time SOP 03-1 was adopted, the issuance of FSP FAS 97-1 had no impact on the Company's financial position or results of operations at the time of adoption.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the
Act) was signed into law on December 8, 2003. In accordance with FSP FAS 106-1, Accounting and Disclosure Requirements Related to The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP FAS 106-1), issued in January 2004, the Company elected to defer accounting for the effects of the Act until the FASB issues guidance on how to account for the provisions of the Act. In May 2004, the FASB issued FSP FAS 106-2, Accounting and Disclosure Requirements Related to The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP FAS 106-2), which superceded FSP FAS 106-1 and provided guidance on accounting and disclosures related to the Act. Specifically, measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost on or after the date of enactment must reflect the effects of the Act. The Company's adoption of FSP FAS 106-2, effective June 30, 2004, had no impact on the Company's financial position or results of operations due the application of Company maximum contribution caps and because the Company does not apply to the United States government for benefit reimbursements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88 and 106 (SFAS 132R). SFAS 132R provides revised disclosure guidance for pension and other postretirement benefit plans but does not change the measurement or recognition of those plans under existing guidance. Disclosures previously required under SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which was replaced by SFAS 132R, were retained. In addition, SFAS 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans on both an interim period and annual basis. See Note 15 for required disclosures. The Company adopted SFAS 132R effective December 31, 2003, except for the provisions relating to annual disclosures about estimated benefit payments, which was adopted in the fourth quarter of 2004, as permitted by SFAS 132R. Adoption of this Statement had no impact on the Company's financial position or results of operations.

In July 2003, the AICPA issued SOP 03-1 to address many topics. The most significant topic affecting the Company was the accounting for contracts with GMDB. SOP 03-1 requires companies to evaluate the significance of a GMDB to determine whether a contract should be accounted for as an investment or insurance contract. For contracts determined to be insurance contracts, companies are required to establish a reserve to recognize a portion of the assessment (revenue) that compensates the insurance company for benefits to be provided in future periods. SOP 03-1 also provides guidance on separate account presentation, interest in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, return based on a contractually referenced pool of assets or index, annuitization options, and sales inducements to contract holders. The Company adopted SOP 03-1 effective January 1, 2004, which resulted in a $3.3 million charge, net of tax, as the cumulative effect of adoption of this accounting principle.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes the components of cumulative effect adjustments recorded in the Company's 2004 consolidated statements of income:

(in millions)                                                                                                      JANUARY 1, 2004
===================================================================================================================================
Increase in future policy benefits:
   Ratchet interest crediting                                                                                              $ (12.3)
   Secondary guarantees - life insurance                                                                                      (2.4)
   GMDB claim reserves                                                                                                        (1.8)
   GMIB claim reserves                                                                                                        (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
      Subtotal                                                                                                               (17.5)
Adjustment to amortization of deferred policy acquisition costs related to above                                              12.4
Deferred federal income taxes                                                                                                  1.8
-----------------------------------------------------------------------------------------------------------------------------------
      Cumulative effect of adoption of accounting principle, net of tax                                                     $ (3.3)
===================================================================================================================================

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46). Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), states that consolidation is usually necessary when a company has a "controlling financial interest" in another company, a condition most commonly achieved via ownership of a majority voting interest. FIN 46 clarifies the application of ARB 51 to certain VIEs where: (i) the equity investors are not empowered to make sufficient decisions about the entity's operations, or do not receive expected returns or absorb expected losses commensurate with their equity ownership; or
(ii) the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. VIEs are consolidated by their primary beneficiary, which is a party having a majority of the entity's expected losses, expected residual returns, or both. A company holding a significant variable interest in a VIE but not deemed the primary beneficiary is subject to certain disclosure requirements specified by FIN 46. FIN 46 applied to entities formed after January 31, 2003. In October 2003, the FASB delayed the implementation date of FIN 46 for VIEs formed prior to January 31, 2003 to interim periods ending after December 15, 2003, with earlier adoption permitted.

In December 2003, the FASB issued FIN 46R, which required all public companies to apply the provisions of FIN 46 or FIN 46R to special purpose entities created prior to February 1, 2003. Once adopted by an entity, FIN 46R replaces FIN 46. At a minimum, public companies were required to apply the provisions of FIN 46R or the unmodified provisions of FIN 46 to entities that were considered "special purpose entities" in practice and under applicable GAAP by the end of the first reporting period ending after December 15, 2003. Companies were permitted to apply either FIN 46 or FIN 46R to special purpose entities at the initial effective date on an entity-by-entity basis. The Company has no variable interests in special purpose entities. The primary difference between FIN 46R and FIN 46 was the criteria to be followed in determining the primary beneficiary. The primary beneficiary could be different based on the two Interpretations. The Company adopted the remaining provisions of FIN 46R effective January 1, 2004. See Note 19 for further discussion.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for the classification and measurement of certain freestanding financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. As originally issued, the guidance in SFAS 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adjustments required as a result of the application of SFAS 150 to existing instruments should be reported as the cumulative effect of a change in accounting principle. In November 2003, the FASB issued FSP No. 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FSP 150-3). FSP 150-3 clarified that SFAS 150 does not apply to certain mandatorily redeemable financial instruments issued by limited-life subsidiaries, including those issued by subsidiary trusts of the Company. The adoption of SFAS 150 on July 1, 2003 had no impact on the Company's financial position or results of operations.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

In April 2003, the FASB released SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 on July 1, 2003 had no impact on the Company's financial position or results of operations

In April 2003, the FASB released Statement 133 Implementation Issue B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments (DIG
B36). DIG B36 addresses the need to separately account for an embedded derivative within a reinsurer's receivable and ceding company's payable arising from modified coinsurance or similar arrangements. Paragraph 12.a. of SFAS 133 indicates that an embedded derivative must be separated from the host contract (i.e. bifurcated) if the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. DIG B36 concludes that bifurcation is necessary in a modified coinsurance or similar arrangement because the yield on the receivable and payable is based on or referenced to a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets, rather than the overall creditworthiness of the ceding company. The effective date of implementation was the first day of the first fiscal quarter beginning after September 15, 2003 (October 1, 2003 for the Company). Upon adoption of DIG B36 on October 1, 2003, the Company recorded a derivative liability of $0.9 million, deferred taxes of $0.3 million and a charge of $0.6 million as the cumulative effect of adoption of this accounting principle.

(4)  RISK DISCLOSURES

The following is a description of the most significant risks facing the Company and how it mitigates those risks:

Credit Risk: The risk that issuers of securities, mortgagees on real estate mortgage loans or other parties, including reinsurers and derivatives counterparties, default on their contractual obligations. The Company mitigates this risk by adhering to investment policies that provide portfolio diversification on an asset class, creditor, and industry basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. The Company actively monitors and manages exposures, including restructuring, reducing, or liquidating investments; determines whether any securities are impaired or loans are deemed uncollectible; and takes charges in the period such assessments are made. The ratings of reinsurers who owe the Company money are regularly monitored along with outstanding balances as part of the Company's reinsurance collection process, with timely follow-up on delayed payments. The aggregate credit risk taken in the investment portfolio is influenced by management's risk/return preferences, the economic and credit environment, the relationship of credit risk in the asset portfolio to other business risks that the Company is exposed to, and the Company's current and expected future capital position.

Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments relative to the value of its liabilities, and/or an unfavorable change in prepayment activity, resulting in compressed interest margins. For example, if liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss. In some investments that contain borrower options, this risk may be realized through unfavorable cash flow patterns, e.g. increased principal repayment when interest rates have declined. When unfavorable interest rate movements occur, interest margins may compress, reducing profitability. The Company mitigates this risk by offering products that transfer this risk to the purchaser and/or by attempting to approximately match the maturity schedule of its assets with the expected payouts of its liabilities, both at inception and on an ongoing basis. In some investments that permit prepayment at the borrower option, make-whole provisions are required such that if the borrower prepays in a lower-rate environment, the Company be compensated for the loss of future income. In other situations, the Company accepts some interest rate risk in exchange for a higher yield on the investment.

Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the U.S., thus reducing its exposure to any single product or jurisdiction, and also by employing practices that identify and minimize the adverse impact of this risk.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Ratings Risk: The risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company. The rating agencies generally utilize proprietary capital adequacy models in the process of establishing ratings for the Company and certain subsidiaries. The Company is at risk to changes in these models and the impact that changes in the underlying business that it is engaged in can have on such models. To mitigate this risk, the Company maintains regular communications with the rating agencies and evaluates the impact of significant transactions on such capital adequacy models and considers the same in the design of transactions to minimize the adverse impact of this risk.

Financial Instruments with Off-Balance Sheet Risk: The Company is a party to financial instruments with off-balance sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower and are subject to conditions established in the underlying contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgaged property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is generally to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $243.7 million extending into 2005 were outstanding as of December 31, 2004. The Company also had $68.1 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2004.

Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to the Company, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. Any exposures related to derivative activity are aggregated with other credit exposures between the Company and the derivative counterparty to assess adherence to established credit limits. As of December 31, 2004, the Company's credit risk from these derivative financial instruments was $46.3 million, net of $415.7 million of cash collateral and $222.5 million in securities pledged as collateral.

Equity Market Risk: Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2004, approximately 82% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets result in corresponding increases and decreases in the Company's separate account assets and reported asset fee revenue. In addition, a decrease in separate account assets may decrease the Company's expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in GMDB or guaranteed minimum accumulation benefit (GMAB) claims, which may require the Company to accelerate the amortization of DAC.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Many of the Company's individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on the premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims. The Company utilizes a combination of risk management techniques to mitigate this risk. In general, for most contracts issued prior to July 2002, the Company obtained reinsurance from independent third parties, whereas for certain contracts issued after December 2002, the Company has been executing an economic hedging program. The GMDB economic hedging program is designed to offset changes in the economic value of the GMDB obligation up to a return of the contract holder's premium payments. However the first 10% of GMDB claims are not hedged. Currently the program shorts S&P 500 index futures, which provides an offset to changes in the value of the designated obligation. The Company's economic evaluation of the GMDB obligation is not consistent with current accounting treatment of the GMDB obligation. Therefore, the hedging activity will lead to volatility of earnings. This volatility was negligible in 2004. As of December 31, 2004, the net amount at risk, defined as the excess of the death benefit over the account value, was $1.71 billion before reinsurance and $296.5 million net of reinsurance. As of December 31, 2004 and 2003, the Company's reserve for GMDB claims was $23.6 million and $21.8 million, respectively. See Note 3 for discussion of the impact of adopting a new accounting principle regarding GMDB reserves in 2004.

The Company also offers certain variable annuity products with a GMAB rider. A GMAB provides the contract holder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5, 7 or 10 years) selected by the contract holder at the time of issuance of the variable annuity contract. In some cases, the contract holder also has the option, after a specified period of time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including the requirement that a significant portion of the premium be allocated to a guaranteed term option (GTO) that is a fixed rate investment, thereby reducing the equity exposure. A GMAB represents an embedded derivative in the variable annuity contract that is required to be separated from and valued apart from the host variable annuity contract. The embedded derivative is carried at fair value and reported in other future policy benefits and claims. The Company initially records an offset to the fair value of the embedded derivative on the balance sheet, which is amortized through the income statement over the term of the GMAB period of the contract. The fair value of the GMAB embedded derivative is calculated based on actuarial assumptions related to the projected benefit cash flows incorporating numerous assumptions including, but not limited to, expectations of contract holder persistency, market returns, correlations of market returns and market return volatility. The Company began selling contracts with the GMAB feature on May 1, 2003. Beginning October 1, 2003, the Company launched an enhanced version of the rider that offered increased equity exposure to the contract holder in return for a higher charge. The Company simultaneously began economically hedging the GMAB exposure for those risks that exceed a level it considered acceptable. The GMAB economic hedge consists of shorting interest rate futures and S&P 500 futures contracts and does not qualify for hedge accounting under SFAS 133. See
Note 2(c) for discussion of economic hedges. The objective of the GMAB economic hedge strategy is to manage the exposures with risk beyond a level considered acceptable to the Company. The Company is exposed to equity market risk related to the GMAB feature should the growth in the underlying investments, including any GTO investment, fail to reach the guaranteed return level. The GMAB embedded derivative will create volatility in earnings, however the hedging program provides substantial mitigation of this exposure. This volatility was negligible in 2004 and 2003. As of December 31, 2004 and 2003, the fair value of the GMAB embedded derivative was valued at $20.6 million and $4.3 million, respectively. The increase in the fair value of the GMAB embedded derivative was driven by the value of new business sold during 2004.

Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2004, the Company had a diversified portfolio with no more than 25.1% in any geographic region of the U.S. and no more than 1.6% with any one borrower. As of December 31, 2004, 30.0% of the carrying value of the Company's commercial mortgage loan portfolio financed retail properties.

Significant Business Concentrations: As of December 31, 2004, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also, the Company did not have a concentration of business transactions with a particular customer, lender or distribution source, a market or geographic area in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company's financial position.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Guarantee Risk: In connection with the selling of securitized interests in Low-Income-Housing Tax Credit Funds (Tax Credit Funds), the Company guarantees a specified minimum return to the investor. The guaranteed return varies by transaction and follows general market trends. The Company's risk related to securitized interests in Tax Credit Funds is that the tax benefits provided to the investor are not sufficient to provide the guaranteed cumulative after-tax yields. The Company mitigates these risks by having qualified individuals with extensive industry experience perform due diligence on each of the underlying properties to ensure they will be capable of delivering the amount of credits anticipated and by requiring cash reserves to be held at various levels within these structures to provide for possible shortfalls in the amount of credits generated. See Note 18 for further discussion of Tax Credit Funds.

Reinsurance: The Company has entered into reinsurance contracts to cede a portion of its general account life, annuity and health business. Total amounts recoverable under these reinsurance contracts include ceded reserves, paid and unpaid claims, and certain other amounts and totaled $894.3 million as of December 31, 2004. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the contract holder. Under the terms of the contracts, trusts have been established as collateral for the recoveries. The trust assets are invested in investment grade securities, the fair value of which must at all times be greater than or equal to 100% or 102% of the reinsured reserves, as outlined in each of the underlying contracts.

Collateral - Derivatives: The Company enters into agreements with various counterparties to execute over-the-counter derivative transactions. The Company's policy is to include a Credit Support Annex with each agreement to protect the Company for any exposure above the approved credit threshold. This also protects the counterparty against exposure to the Company. The Company generally posts securities as collateral and receives cash as collateral from counterparties. The Company maintains ownership of the pledged securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the period it is pledged as collateral.

Collateral - Securities Lending: The Company, through its agent, lends certain portfolio holdings and in turn receives cash collateral. The cash collateral is invested in high-quality short-term investments. The Company's policy requires a minimum of 102% of the fair value of the securities loaned to be maintained as collateral. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements for financial instruments. For this reason, among others, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value of a financial instrument is defined as the amount at which the financial instrument could be bought or sold, or in the case of liabilities incurred or settled, in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on the best information available in the circumstances. Such estimates of fair value should consider prices for similar assets or similar liabilities and the results of valuation techniques to the extent available in the circumstances. Examples of valuation techniques include the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Valuation techniques for measuring assets and liabilities must be consistent with the objective of measuring fair value and should incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using matrix pricing, present value or other suitable valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Although insurance contracts are specifically exempted from the disclosure requirements (other than those that are classified as investment contracts), the Company's estimate of the fair values of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

The tax ramifications of the related unrealized gains and losses can have a significant effect on the estimates of fair value and have not been considered in arriving at such estimates.

In estimating its fair value disclosures, the Company used the following methods and assumptions:

Fixed maturity and equity securities available-for-sale: The fair value of fixed maturity and marketable equity securities is generally obtained from independent pricing services based on market quotations. For fixed maturity securities not priced by independent services (generally private placement securities and securities that do not trade regularly), an internally developed pricing model or "corporate pricing matrix" is most often used. The corporate pricing matrix is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for the that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Additionally, for valuing certain fixed maturity securities with complex cash flows such as certain mortgage-backed and asset-backed securities, a "structured product model" is used. The structured product model uses third party pricing tools. For securities for which quoted market prices are not available and for which the Company's structured product model is not suitable for estimating fair values, qualified company representatives determine the fair value using other modeling techniques, primarily using a commercial software application utilized in valuing complex securitized investments with variable cash flows. As of December 31, 2004, 70.0% of the fair values of fixed maturity securities were obtained from independent pricing services, 21.2% from the Company's pricing matrices and 8.8% from other sources.

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan's effective interest rate.

Policy loans, short-term investments and cash: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

Separate account assets and liabilities: The fair values of assets held in separate accounts are based on quoted market prices of the underlying securities. The fair value of liabilities related to separate accounts are the amounts payable on demand, which are net of certain surrender charges.

Investment contracts: The fair values of the Company's liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Policy reserves on life insurance contracts: Included are disclosures for individual life insurance, COLI, BOLI, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies for which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

Short-term debt and collateral received-securities lending and derivatives: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

Long-term debt, payable to NFS: The fair values for long-term debt are based on estimated market prices.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Commitments to extend credit: Commitments to extend credit have nominal fair values because of the short-term nature of such commitments. See Note 4.

Interest rate and cross-currency interest rate swaps: The fair values for interest rate and cross-currency interest rate swaps are calculated with pricing models using current rate assumptions.

Futures contracts: The fair values for futures contracts are based on quoted market prices.

The following table summarizes the carrying amounts and estimated fair values of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts as of December 31:

                                                               2004                              2003
                                                           -------------------------------  -------------------------------
                                                           -------------------------------  -------------------------------
                                                             CARRYING        ESTIMATED         Carrying        Estimated
(in millions)                                                 AMOUNT         FAIR VALUE         amount        fair value
===========================================================================================================================
===========================================================================================================================

ASSETS
Investments:
   Securities available-for-sale:
      Fixed maturity securities                               $ 27,652.0       $ 27,652.0       $ 26,946.8      $ 26,946.8
      Equity securities                                             48.1             48.1             85.6            85.6
   Mortgage loans on real estate, net                            8,649.2          8,942.7          8,345.8         8,830.0
   Policy loans                                                    644.5            644.5            618.3           618.3
   Short-term investments                                        1,645.8          1,645.8          1,860.8         1,860.8
Cash                                                                15.5             15.5              0.1             0.1
Assets held in separate accounts                                60,798.7         60,798.7         57,084.5        57,084.5

LIABILITIES
Investment contracts                                           (29,196.6)       (26,870.6)       (28,663.4)      (27,239.8)
Policy reserves on life insurance contracts                     (7,186.5)        (7,153.9)        (6,715.7)       (6,311.3)
Short-term debt                                                   (215.0)          (215.0)          (199.8)         (199.8)
Long-term debt, payable to NFS                                    (700.0)          (743.9)          (700.0)         (803.7)
Collateral received - securities lending and derivatives        (1,289.9)        (1,289.9)        (1,521.1)       (1,521.1)
Liabilities related to separate accounts                       (60,798.7)       (59,651.2)       (57,084.5)      (56,118.6)

Derivative financial instruments
Interest rate swaps hedging assets                                 (72.1)           (72.1)           (99.4)          (99.4)
Cross-currency interest rate swaps                                 495.0            495.0            599.1           599.1
Futures contracts                                                   (6.5)            (6.5)           (25.2)          (25.2)
Other derivatives                                                   36.1             36.1              4.6             4.6
---------------------------------------------------------------------------------------------------------------------------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6)  DERIVATIVE FINANCIAL INSTRUMENTS

QUALITATIVE DISCLOSURE

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. To mitigate this risk, the Company enters into various types of derivative instruments to minimize this mismatch, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps and short Euro futures to manage this risk.

Under interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. LIBOR. The net receipt of a variable rate will then match the variable rate paid on the liability.

Short Euro futures, when considered in combination with the fixed-rate instruments, effectively change the fixed rate cash flow exposure to variable rate cash flows. With short Euro futures, if interest rates rise (fall), the gains (losses) on the futures are recognized in investment income. When combined with the fixed income received on the investment, the gains and losses on the Euro futures contracts results in a variable stream of cash inflows, which matches the variable interest paid on the liability.

As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to the loans being funded. To manage this risk, the Company enters into short U.S. Treasury futures during the commitment period.

With short U.S. Treasury futures, if interest rates rise (fall), the gains (losses) on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

The Company periodically purchases variable rate investments (i.e. commercial mortgage loans and corporate bonds). As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. To manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.

In using interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap. The net receipt of a fixed rate will then match the fixed rate paid on the liability.

Foreign Currency Risk Management

In conjunction with the Company's medium-term note (MTN) program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and related interest rates. To manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a U.S. dollar rate.

For a fixed rate foreign liability, the cross-currency interest rate swap is structured to receive a fixed rate, in the foreign currency and pay a variable U.S. dollar rate, generally 3-month U.S. LIBOR. For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate in the foreign currency and pay a variable U.S. dollar rate, generally 3-month U.S. LIBOR. In both cases, the terms of the foreign currency received on the swap will exactly match the terms of the foreign currency paid on the liability, thus eliminating currency risk. Because the resulting cash flows in both cases remain variable, the Company has designated such cross-currency interest rate swaps as fair value hedging relationships.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. To manage this risk, the Company uses cross-currency interest rate swaps to convert these assets to variable U.S. dollar rate instruments.

Cross-currency interest rate swaps on investments are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. Because the resulting cash inflows remain variable, the Company has designated such cross-currency interest rate swaps in fair value hedging relationships.

Equity Market Risk Management

Many of the Company's individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a contractually defined amount. Such specified amounts vary from contract to contract based on the date the contract was entered into as well as the GMDB feature elected. A decline in the stock market may cause the contract value to fall below this specified amount and the net amount at risk to increase. The net amount at risk is the amount by which the GMDB exceeds the contract value at any given time and is a primary indicator of potential future GMDB claims. To manage this risk, the Company has implemented a GMDB hedging program for certain new and existing business. The program, which is an economic hedge but does not qualify for hedge accounting under SFAS 133, as discussed in
Note 2(c), is designed to offset a specified portion of changes in the value of the GMDB obligation. Currently the program shorts S&P 500 index futures, which in turn provides a partial offset to changes in the value of the designated obligation. Prior to implementation of the GMDB hedging program in 2003, the Company managed the risk of these benefits primarily by entering into reinsurance arrangements. See Note 4 for additional discussion.

The Company also offers certain variable annuity products with a GMAB rider. A GMAB provides the contract holder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5, 7 or 10 years) selected by the contract holder at the issuance of the variable annuity contract. In some cases, the contract holder also has the option, after a specified period of time, to drop the rider and continue the variable annuity contract without the GMAB. A GMAB is an embedded derivative, and as such, the equity exposure in this product is recognized at fair value, separately from the annuity contract, with changes in fair value recognized in the statements of income. The Company is exposed to equity market risk to the extent that the underlying investment options, which can include fixed and variable components selected by the contract holder, do not generate enough earnings over the life of the contract to at least equal the adjusted premiums. The Company is economically hedging the GMAB exposure for those risks that exceed a level considered acceptable by purchasing interest rate futures and shorting S&P 500 futures. The GMAB economic hedge does not qualify for hedge accounting under SFAS 133. See Note 2(c).

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability; therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection does not qualify for hedge accounting treatment.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

QUANTITATIVE DISCLOSURE

Fair Value Hedges

During the years ended December 31, 2004, 2003 and 2002, a net loss of $11.3 million, a net gain of $4.2 million and a net gain of $7.1 million, respectively, were recognized in net realized gains and losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2004, 2003 and 2002, the ineffective portion of cash flow hedges was a net gain of $1.0 million, a net loss of $5.4 million and a net gain of $1.8 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness.

The Company anticipates reclassifying less than $0.5 million in losses out of AOCI over the next 12-month period.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003, the Company did enter into a hedge of a forecasted purchase of shares of a specified mutual fund, where delivery of the shares will occur 30 years in the future. During 2004, 2003 and 2002, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized gains and losses on investments, hedging instruments and hedged items for the years ended December 31, 2004, 2003 and 2002 included a net gain of $8.1 million, a net gain of $11.8 million and a net loss of $2.2 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. For the years ended December 31, 2004, 2003 and 2002, a net loss of $5.9 million and net gains of $4.2 million and $120.4 million, respectively, were recorded in net realized gains and losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. Additional net gains of $5.9 million and $0.9 million and a net loss of $119.6 million were recorded in net realized gains and losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the years ended December 31, 2004, 2003 and 2002, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)                                                                                          2004                 2003
===================================================================================================================================

Interest rate swaps:
   Pay fixed/receive variable rate swaps hedging investments                                        $ 1,891.5            $ 1,954.7
   Pay variable/receive fixed rate swaps hedging investments                                            152.8                188.2
   Pay variable/receive variable rate swaps                                                             145.0                154.0
   Pay variable/receive fixed rate swaps hedging liabilities                                            275.0                500.0
   Pay variable/receive variable rate swaps hedging liabilities                                         280.0                430.0
   Pay fixed/receive variable rate swaps hedging liabilities                                            275.0                    -
   Other contracts hedging investments                                                                   43.9                 10.0
Cross-currency interest rate swaps:
    Hedging foreign currency denominated investments                                                    400.9                580.1
    Hedging foreign currency denominated liabilities                                                  2,028.8              2,643.9
Credit default swaps and other non-hedging instruments                                                  836.0                832.5
Equity option contracts                                                                                 190.9                    -
Futures contracts                                                                                       387.0              2,615.8
-----------------------------------------------------------------------------------------------------------------------------------
       Total                                                                                        $ 6,906.8            $ 9,909.2
===================================================================================================================================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(7)  INVESTMENTS

The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

                                                                                            GROSS           GROSS
                                                                         AMORTIZED       UNREALIZED      UNREALIZED       ESTIMATED
(in millions)                                                               COST            GAINS          LOSSES        FAIR VALUE
===================================================================================================================================
===================================================================================================================================
December 31, 2004:
Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
     Government corporations                                                $ 81.1          $ 13.9           $ 0.1          $ 94.9
   Agencies not backed by the full faith and credit
     of the U. S. Government1                                              1,101.0            81.6             1.0         1,181.6
   Obligations of states and political subdivisions                          246.8             3.1             2.7           247.2
   Debt securities issued by foreign governments                              41.6             2.7             0.1            44.2
   Corporate securities
      Public                                                              10,192.0           448.9            26.4        10,614.5
      Private                                                              6,633.6           342.9            24.1         6,952.4
   Mortgage-backed securities - U.S. Government-backed                     4,628.8            59.5            16.3         4,672.0
   Asset-backed securities                                                 3,783.8            87.7            26.3         3,845.2
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
         Total fixed maturity securities                                  26,708.7         1,040.3            97.0        27,652.0
Equity securities                                                             37.7            10.5             0.1            48.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
            Total securities available-for-sale                         $ 26,746.4       $ 1,050.8          $ 97.1       $27,700.1
===================================================================================================================================
===================================================================================================================================

December 31, 2003:
Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
     Government corporations and agencies                                $ 1,042.5          $ 61.0           $ 1.9       $ 1,101.6
   Obligations of states and political subdivisions                          167.6             1.0             5.2           163.4
   Debt securities issued by foreign governments                              51.8             2.0             0.8            53.0
   Corporate securities
      Public                                                              10,000.0           503.7            26.2        10,477.5
      Private                                                              6,454.2           469.1            25.3         6,898.0
   Mortgage-backed securities - U.S. Government-backed                     3,990.1            73.9            21.8         4,042.2
   Asset-backed securities                                                 4,144.0           129.0            61.9         4,211.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
         Total fixed maturity securities                                  25,850.2         1,239.7           143.1        26,946.8
Equity securities                                                             74.0            11.8             0.2            85.6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
            Total securities available-for-sale                         $ 25,924.2       $ 1,251.5         $ 143.3      $ 27,032.4
===================================================================================================================================
===================================================================================================================================

---------
1 During the fourth quarter of 2004, the Company began reporting separately amounts for agencies not backed by the full faith and credit of the U.S. Government.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2004. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                 AMORTIZED            ESTIMATED
(in millions)                                                                                      COST              FAIR VALUE
====================================================================================================================================

Fixed maturity securities available-for-sale:
   Due in one year or less                                                                           $ 1,354.4            $ 1,375.3
   Due after one year through five years                                                               7,289.8              7,607.0
   Due after five years through ten years                                                              6,807.0              7,150.5
   Due after ten years                                                                                 2,844.9              3,002.0
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                              18,296.1             19,134.8
    Mortgage-backed securities - U.S. Government-backed                                                4,628.8              4,672.0
    Asset-backed securities                                                                            3,783.8              3,845.2
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                               $ 26,708.7           $ 27,652.0
====================================================================================================================================

The following table presents the components of unrealized gains on securities available-for-sale, net, as of December 31:

(in millions)                                                                                           2004                2003
==================================================================================================================================

Net unrealized gains, before adjustments and taxes                                                    $ 953.7           $ 1,108.2
Adjustment to DAC                                                                                      (144.6)             (243.7)
Adjustment to future policy benefits and claims                                                        (121.6)             (110.6)
Deferred federal income tax                                                                            (240.6)             (264.2)
----------------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains                                                                               $ 446.9             $ 489.7
==================================================================================================================================

The following table presents an analysis of the net (decrease) increase in net unrealized gains on securities available-for-sale for the years ended December 31:

(in millions)                                                             2004                 2003                2002
===============================================================================================================================

   Fixed maturity securities                                        $             (153.3)  $            61.9               625.5
   Equity securities                                                                (1.2)               12.4               (11.8)

-------------------------------------------------------------------------------------------------------------------------------
     Net change                                                     $             (154.5)  $            74.3               613.7
===============================================================================================================================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The following table summarizes by time the gross unrealized losses on securities available-for-sale in an unrealized loss position as of the dates indicated:

                                                LESS THAN OR EQUAL                  MORE                 TOTAL
                                                    TO ONE YEAR                THAN ONE YEAR
                                          -----------------------------------------------------------------------------------------
                                                              GROSS                        GROSS                         GROSS
                                           ESTIMATED       UNREALIZED    ESTIMATED      UNREALIZED     ESTIMATED       UNREALIZED
(in millions)                              FAIR VALUE        LOSSES      FAIR VALUE       LOSSES      FAIR VALUE         LOSSES
===================================================================================================================================

December 31, 2004:
Fixed maturity securities:
   U.S. Treasury securities and
     obligations of U.S. Government
     corporations                                 $ 5.7           $ 0.1        $ 0.2             $ -         $ 5.9           $ 0.1
   Agencies not backed by the full faith
     and credit of the U.S. Government1           179.9             1.0            -               -         179.9             1.0
   Obligations of states and
     political subdivisions                        68.6             0.5         52.7             2.2         121.3             2.7
   Debt securities issued by foreign
     governments                                      -               -          7.5             0.1           7.5             0.1
   Corporate securities
      Public                                    1,522.3            17.9        291.5             8.5       1,813.8            26.4
      Private                                     994.2            16.3        184.2             7.8       1,178.4            24.1
   Mortgage-backed securities - U.S.                                                                                             -
     Government-backed                          1,271.5            10.5        225.1             5.8       1,496.6            16.3
   Asset-backed securities                        728.0            15.4        229.3            10.9         957.3            26.3
-----------------------------------------------------------------------------------------------------------------------------------
         Total fixed maturity securities        4,770.2            61.7        990.5            35.3       5,760.7            97.0
Equity securities                                   0.7             0.1            -               -           0.7             0.1
-----------------------------------------------------------------------------------------------------------------------------------
            Total                              $4,770.9          $ 61.8      $ 990.5          $ 35.3      $5,761.4          $ 97.1
===================================================================================================================================
% of gross unrealized losses                                        64%                          36%

December 31, 2003:
Fixed maturity securities:
   U.S. Treasury securities and
    obligations of U.S. Government
     corporations and agencies                  $ 154.4           $ 1.9          $ -             $ -       $ 154.4           $ 1.9
   Obligations of states and
     political subdivisions                       123.4             5.2            -               -         123.4             5.2
   Debt securities issued by foreign
     governments                                   19.9             0.8            -               -          19.9             0.8
   Corporate securities
      Public                                    1,236.7            24.5         31.7             1.7       1,268.4            26.2
      Private                                     832.3            21.4         49.1             3.9         881.4            25.3
   Mortgage-backed securities - U.S.
     Government-backed                            984.9            21.7          5.3             0.1         990.2            21.8
   Asset-backed securities                        787.0            36.2        260.4            25.7       1,047.4            61.9
-----------------------------------------------------------------------------------------------------------------------------------
         Total fixed maturity securities        4,138.6           111.7        346.5            31.4       4,485.1           143.1
Equity securities                                   6.2             0.1          2.0             0.1           8.2             0.2
-----------------------------------------------------------------------------------------------------------------------------------
            Total                             $ 4,144.8         $ 111.8      $ 348.5          $ 31.5     $ 4,493.3         $ 143.3
===================================================================================================================================
% of gross unrealized losses                                      78.0%                        22.0%


---------
1 During the fourth quarter of 2004, the Company began reporting separately amounts for agencies not backed by the full faith and credit of the U.S. Government.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Proceeds from the sale of securities available-for-sale during 2004, 2003 and 2002 were $2.49 billion, $2.22 billion and $1.53 billion, respectively. During 2004, gross gains of $61.5 million ($104.0 million and $42.0 million in 2003 and 2002, respectively) and gross losses of $8.7 million ($27.6 million and $16.6 million in 2003 and 2002, respectively) were realized on those sales.

The Company had $18.0 million and $27.2 million of real estate investments as of December 31, 2004 and 2003, respectively, that were non-income producing during the preceding twelve months.

Real estate is presented at cost less accumulated depreciation of $20.9 million as of December 31, 2004 ($22.4 million as of December 31, 2003). The carrying value of real estate held for disposal totaled $2.8 million and $10.5 million as of December 31, 2004 and 2003, respectively.

The recorded investment of mortgage loans on real estate considered to be impaired was $30.0 million as of December 31, 2004 ($46.3 million as of December 31, 2003), for which the related valuation allowance was $7.6 million ($3.9 million as of December 31, 2003). Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is estimated to be greater than the recorded investment of the loan. During 2004, the average recorded investment in impaired mortgage loans on real estate was $10.0 million ($15.4 million in 2003). Interest income recognized on those loans, which is recognized when received using the cash basis method of income recognition, totaled $1.6 million in 2004 ($3.3 million in 2003).

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)                                                          2004                2003               2002
=========================================================================================================================

Allowance, beginning of period                                    $           29.1    $           43.4   $          42.9
Net additions (reductions) charged (credited) to allowance                     4.2               (14.3)              0.5
-------------------------------------------------------------------------------------------------------------------------
   Allowance, end of period                                       $           33.3    $           29.1   $          43.4
=========================================================================================================================


During the third quarter of 2003, the Company refined its analysis of the overall performance of the mortgage loan portfolio and related allowance for mortgage loan losses. This analysis included an evaluation of the current composition of the portfolio, historical losses by property type, current economic conditions and probable losses inherent in the loan portfolio as of the balance sheet date, but not yet identified by specific loan. As a result of the analysis, the total valuation allowance was reduced by $12.1 million.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The following table summarizes net realized losses on investments, hedging instruments and hedged items from continuing operations by source for the years ended December 31:

(in millions)                                                                       2004               2003              2002
===================================================================================================================================
===================================================================================================================================

Realized gains on sales, net of hedging losses:
   Fixed maturity securities available-for-sale                                         $ 57.5            $ 98.5            $ 42.0
   Hedging losses on fixed maturity sales                                                (15.2)            (42.4)            (36.2)
   Equity securities available-for-sale                                                    4.0               5.5                 -
   Real estate                                                                             3.7               4.2              14.0
   Mortgage loans on real estate                                                          10.7               3.0               3.2
   Mortgage loan hedging losses                                                           (4.0)             (2.4)             (1.2)
   Other                                                                                   8.3                 -               0.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      Total realized gains on sales                                                       65.0              66.4              21.9
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Realized losses on sales, net of hedging gains:
   Fixed maturity securities available-for-sale                                           (7.8)            (27.2)            (15.7)
   Hedging gains on fixed maturity sales                                                   3.7               9.2              10.7
   Equity securities available-for-sale                                                   (0.9)             (0.4)             (0.9)
   Real estate                                                                            (1.2)             (0.3)             (3.0)
   Mortgage loans on real estate                                                          (6.8)             (5.0)             (3.3)
   Mortgage loan hedging gains                                                             2.2               0.5               0.9
   Other                                                                                  (1.9)             (2.0)             (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      Total realized losses on sales                                                     (12.7)            (25.2)            (12.3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Other-than-temporary and other investment impairments:

   Fixed maturity securities available-for-sale                                          (79.7)           (159.4)           (111.6)
   Equity securities available-for-sale                                                   (0.6)             (8.0)                -
   Real estate                                                                            (3.2)             (0.8)             (2.4)
   Mortgage loans on real estate, including valuation allowance adjustment                (7.1)             11.7              (6.3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      Total other-than-temporary and other investment impairments                        (90.6)           (156.5)           (120.3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Credit default swaps                                                                       0.3              13.3              (6.4)
Periodic net coupon settlements on non-qualifying derivatives                              6.6              15.6               8.9
Other derivatives                                                                         (5.0)              1.2               9.5
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      Total unrelated parties                                                            (36.4)            (85.2)            (98.7)
Gain on sale of limited partnership - related parties                                        -                 -              23.2
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
         Net realized losses on investments, hedging
           instruments and hedged items                                                $ (36.4)          $ (85.2)          $ (75.5)
===================================================================================================================================
===================================================================================================================================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)                                                                              2004           2003            2002
===================================================================================================================================

Securities available-for-sale:
   Fixed maturity securities                                                               $1,461.9      $ 1,453.1       $ 1,332.5
   Equity securities                                                                            1.2            1.4             1.9
Mortgage loans on real estate                                                                 577.4          579.7           563.8
Real estate                                                                                    17.9           21.7            26.8
Short-term investments                                                                          8.9            9.3            12.6
Derivatives                                                                                   (94.3)        (107.2)          (85.2)
Other                                                                                          78.4           64.8            31.0
-----------------------------------------------------------------------------------------------------------------------------------
      Gross investment income                                                               2,051.4        2,022.8         1,883.4
Less investment expenses                                                                       50.9           49.7            50.5
-----------------------------------------------------------------------------------------------------------------------------------
      Net investment income                                                                $2,000.5      $ 1,973.1       $ 1,832.9
===================================================================================================================================

Fixed maturity securities with an amortized cost of $52.3 million and $7.8 million as of December 31, 2004 and 2003, respectively, were on deposit with various regulatory agencies as required by law.

As of December 31, 2004 and 2003, the Company had pledged fixed maturity securities with a fair value of $51.4 million and $101.2 million, respectively, as collateral to various derivative counterparties.

As of December 31, 2004 and 2003, the Company had received $874.2 million and $976.6 million, respectively, of cash collateral on securities lending and $415.7 million and $544.5 million, respectively, of cash for derivative collateral. As of December 31, 2004, the Company had received $191.8 million of non-cash collateral on securities lending. Both the cash and non-cash collateral amounts are included in short-term investments with a corresponding liability recorded in other liabilities. As of December 31, 2004 and 2003, the Company had loaned securities with a fair value of $1.04 billion and $958.1 million, respectively. The Company also held $222.5 million and $163.0 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2004 and 2003, respectively.

(8)  DEFERRED POLICY ACQUISITION COSTS

As part of the regular quarterly analysis of DAC, at the end of the third quarter of 2002, the Company determined that using actual experience to date and assumptions consistent with those used in the second quarter of 2002, its individual variable annuity DAC balance would be outside a pre-set parameter of acceptable results. The Company also determined that it was not reasonably possible that the DAC would return to an amount within the acceptable parameter within a prescribed period of time. Accordingly, the Company unlocked its DAC assumptions for individual variable annuities and reduced the DAC asset to the amount calculated using the revised assumptions. Because the Company unlocked the net separate account growth rate assumption for individual variable annuities for the three-year reversion period, the Company unlocked that assumption for all investment products and variable universal life insurance products to be consistent across product lines.

Therefore, in 2002, the Company recorded an acceleration of DAC amortization totaling $347.1 million, before tax, or $225.6 million, net of $121.5 million of tax benefit, which has been reported in the following segments in the amounts indicated, net of tax: Individual Investments - $213.4 million, Retirement Plans
- $7.8 million and Individual Protection - $4.4 million. The acceleration of DAC amortization was the result of unlocking certain assumptions underlying the calculation of DAC for investment products and variable universal life insurance products. The most significant assumption changes were the resetting of the Company's anchor date for reversion to the mean calculations to September 30, 2002, resetting the assumption for annual net separate account growth to 8% during the three-year reversion period for all investment products and variable life insurance products, and increasing the future lapses and costs related to GMDB on individual variable annuity contracts. These adjustments were primarily driven by the sustained downturn in the equity markets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9)  VARIABLE ANNUITY CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contract holder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contract holders. There are three primary guarantee types that are provided under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; and (3) GMIB.

The GMDB provides a specified minimum return upon death. Many, but not all, of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor's death. The Company offers six primary GMDB types:

     o RETURN OF PREMIUM - provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as "net premiums." There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

     o RESET - provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

     o RATCHET - provides the greater of a return of premium death benefit or the highest specified "anniversary" account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary - evaluated monthly; annual - evaluated annually; and five-year - evaluated every fifth year.

     o ROLLUP - provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

     o COMBO - provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

     o EARNINGS ENHANCEMENT - provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB is a living benefit that provides the contract holder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5, 7 or 10 years) selected by the contract holder at the issuance of the variable annuity contract. In some cases, the contract holder also has the option, after a specified period of time, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contract holder with a guaranteed annuitization value. The GMIB types are:

     o RATCHET - provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

     o ROLLUP - provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

     o COMBO - provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of the dates indicated:


                                         DECEMBER 31, 2004                             December 31, 2003
                                         --------------------------------------------  -------------------------------------------
                                         --------------------------------------------  -------------------------------------------
                                            ACCOUNT      NET AMOUNT     WTD. AVG.         Account      Net amount     Wtd. avg.
(in millions)                                VALUE        AT RISK1     ATTAINED AGE        value        at risk1    attained age
==================================================================================================================================
==================================================================================================================================

GMDB:
   Return of premium                          $ 9,675.4        $ 54.1             59       $ 9,700.4        $ 199.8            56
   Reset                                       17,315.9         153.2             62        17,021.2          569.4            61
   Ratchet                                      9,621.0          42.3             64         7,793.4          140.9            63
   Rollup                                         638.6           9.7             68           647.7           22.2            68
   Combo                                        2,519.9          19.2             67         2,128.7           39.6            67
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     Subtotal                                  39,770.8         278.5             62        37,291.4          971.9            61
   Earnings enhancement                           310.1          18.0             60           314.1           10.9            59
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     Total - GMDB                             $40,080.9       $ 296.5             62      $ 37,605.5        $ 982.8            61
==================================================================================================================================
==================================================================================================================================

GMAB:
  5 Year                                        $ 460.6         $ 0.1            N/A          $ 79.9          $ 0.1           N/A
  7 Year                                          568.4             -            N/A           125.5            0.4           N/A
  10 Year                                         304.0             -            N/A            43.4            0.1           N/A
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     Total - GMAB                             $ 1,333.0         $ 0.1            N/A         $ 248.8          $ 0.6           N/A
==================================================================================================================================
==================================================================================================================================

GMIB2:
  Ratchet                                       $ 437.7           $ -            N/A         $ 416.6            $ -           N/A
  Rollup                                        1,188.2             -            N/A         1,131.9              -           N/A
  Combo                                             1.0             -            N/A             1.1              -           N/A
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
      Total - GMIB                            $ 1,626.9           $ -            N/A       $ 1,549.6            $ -           N/A
==================================================================================================================================
==================================================================================================================================

----------

1 Net amount at risk is calculated on a seriatum basis and represents the greater of the respective guaranteed benefit less the account value and zero. As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2005.

2 The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no net GMIB exposure.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The following table is a rollforward of the liabilities for guarantees on variable annuity contracts reflected in the Company's general account for the years indicated:

(in millions)                                                     GMDB             GMAB            GMIB             TOTAL
==============================================================================================================================

Balance as of December 31, 2002                                      $ 13.7              $ -             $ -           $ 13.7
Expense provision                                                      30.0                -               -             30.0
Net claims paid                                                       (21.9)               -               -            (21.9)
Value of new business sold                                                -              4.7               -              4.7
   Change in fair value                                                   -             (0.4)              -             (0.4)
------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003                                        21.8              4.3               -             26.1
Expense provision                                                      25.0                -             0.8             25.8
Net claims paid                                                       (23.2)               -               -            (23.2)
Value of new business sold                                                -             24.7               -             24.7
Change in fair value                                                      -             (8.4)              -             (8.4)
------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004                                      $ 23.6           $ 20.6           $ 0.8           $ 45.0
==============================================================================================================================


The following table summarizes account balances of contracts with guarantees that were invested in separate accounts as of the dates indicated:

                                                                                                      DECEMBER 31,    December 31,
(in millions)                                                                                             2004            2003
====================================================================================================================================

Mutual funds:
   Bond                                                                                                   $ 4,136.8       $ 4,370.7
   Domestic equity                                                                                         27,402.4        24,612.9
   International equity                                                                                     1,831.3         1,508.4
------------------------------------------------------------------------------------------------------------------------------------
      Total mutual funds                                                                                   33,370.5        30,492.0
Money market funds                                                                                          1,313.6         1,620.3
------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                              $ 34,684.1      $ 32,112.3
====================================================================================================================================

The Company's GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2004 and December 31, 2003 (except where noted otherwise):

o Data used was based on a combination of historical numbers and future projections involving 50 and 250 stochastically generated economic scenarios as of December 31, 2004 and 2003, respectively

o    Mean gross equity performance - 8.1%

o    Equity volatility - 18.7%

o    Mortality - 100% of Annuity 2000 table

o    Asset fees - equivalent to mutual fund and product loads

o    Discount rate - 8.0%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Lapse rate assumptions vary by duration as shown below:

DURATION (YEARS)                  1         2         3         4         5         6         7         8         9         10+
-----------------------------------------------------------------------------------------------------------------------------------

Minimum                           4.50%     5.50%     6.50%     8.50%    10.50%    10.50%    10.50%    17.50%     17.50%    17.50%
MAXIMUM                           4.50%     8.50%    11.50%    17.50%    22.50%    22.50%    22.50%    22.50%     22.50%    19.50%


GMABs are considered embedded derivatives under SFAS 133, as amended, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings, and therefore, excluded from the SOP 03-1 policy benefits.

GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes utilization ranges from a low of 3% when the contract holder's annuitization value is 10% in the money to 100% utilization when the contract holder is 90% in the money.

(10) SHORT-TERM DEBT

The following table summarizes short-term debt as of December 31:

(in millions)                                                                                      2004                2003
===================================================================================================================================

$800.0 million commercial paper program                                                                $ 134.7             $ 199.8
$350.0 million securities lending program facility                                                        47.7                   -
$250.0 million securities lending program facility                                                        32.6                   -
-----------------------------------------------------------------------------------------------------------------------------------
Total short-term debt                                                                                  $ 215.0             $ 199.8
===================================================================================================================================



The Company has available as a source of funds a $1.00 billion revolving credit facility entered into by NFS, NLIC and Nationwide Mutual Insurance Company
(NMIC) with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $2.29 billion and NLIC maintain statutory surplus in excess of $1.56 billion. The Company had no amounts outstanding under this agreement as of December 31, 2004. NLIC also has an $800.0 million commercial paper program under which borrowings are unsecured and are issued for terms of 270 days or less. NLIC is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $134.7 million and $199.8 million in commercial paper outstanding as of December 31, 2004 and 2003, respectively, at a weighted average effective interest rate of 2.14% in 2004 and 1.07% in 2003.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility, which is contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. These loans are collateral for the facility. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR. NLIC had $47.7 million outstanding under this agreement as of December 31, 2004.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

In addition to the agreement described above, NMIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility, which is contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. These loans are collateral for the facility. Because NLIC has a variable interest in the profits from the securitization of these loans, NLIC consolidates the assets and liabilities associated with these loans and the corresponding borrowings in accordance with FIN 46R. The maximum amount available under the agreement is $250.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR. NMIC had $32.6 million outstanding under this agreement as of December 31, 2004.

The Company paid interest on short-term debt totaling $3.6 million, $1.3 million and $0.7 million in 2004, 2003 and 2002, respectively, including less than $0.1 million, $0.1 million and $0.5 million to NFS in 2004, 2003 and 2002, respectively.

(11) LONG-TERM DEBT

The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)                                                                                      2004                 2003
====================================================================================================================================

8.15% surplus note, due June 27, 2032                                                                  $ 300.0              $ 300.0
7.50% surplus note, due December 17, 2031                                                                300.0                300.0
6.75% surplus note, due December 23, 2033                                                                100.0                100.0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
   Total long-term debt                                                                                $ 700.0              $ 700.0
====================================================================================================================================

The Company made interest payments to NFS on surplus notes totaling $50.7 million in 2004, $47.1 million in 2003 and $30.1 million in 2002. Payments of interest and principal under the notes require the prior approval of the ODI.

(12) FEDERAL INCOME TAX

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, the ultimate majority shareholder of NFS. Effective October 1, 2002, Nationwide Corporation's ownership in NFS decreased from 79.8% to 63.0%. Therefore, NFS and its subsidiaries, including the Company, no longer qualify to be included in the NMIC consolidated federal income tax return. The members of the NMIC consolidated federal income tax return group participated in a tax sharing arrangement, which provided, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

Under Internal Revenue Code (IRC) regulations, NFS and its subsidiaries cannot file a life/non-life consolidated federal income tax return until five full years following NFS' departure from the NMIC consolidated federal income tax return group. Therefore, NFS and its direct non-life insurance company subsidiaries will file a consolidated federal income tax return; NLIC and NLAIC will file a consolidated federal income tax return; and the direct non-life insurance companies under NLIC will file separate federal income tax returns, until 2008, when NFS becomes eligible to file a single life/non-life consolidated federal income tax return with all of its subsidiaries.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31:

(in millions)                                                                                2004                 2003
==============================================================================================================================

DEFERRED TAX ASSETS:
   Future policy benefits                                                                        $ 715.5              $ 594.8
   Derivatives                                                                                         -                 11.7
   Other                                                                                           117.0                104.4
------------------------------------------------------------------------------------------------------------------------------
      Gross deferred tax assets                                                                    832.5                710.9
   Less valuation allowance                                                                         (7.0)                (7.0)
------------------------------------------------------------------------------------------------------------------------------
      Deferred tax assets, net of valuation allowance                                              825.5                703.9
------------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
   Fixed maturity securities                                                                       318.2                390.0
   Equity securities and other investments                                                          20.9                 42.7
   Deferred policy acquisition costs                                                               908.1                840.8
   Derivatives                                                                                      31.2                    -
   Other                                                                                           101.9                 88.1
------------------------------------------------------------------------------------------------------------------------------
      Gross deferred tax liabilities                                                             1,380.3              1,361.6
---------------------------------------------------------------------------------------------------------  -------------------
         Net deferred tax liability                                                              $ 554.8              $ 657.7
==============================================================================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2004, 2003 and 2002.

The Company's current federal income tax liability was $145.3 million and $106.3 million as of December 31, 2004 and 2003, respectively.

The following table summarizes federal income tax expense attributable to income from continuing operations before the cumulative effect of adoption of accounting principles for the years ended December 31:

(in millions)                                                          2004                2003               2002
=========================================================================================================================

Current                                                                   $ 181.5             $ 106.7             $ 63.7
Deferred                                                                    (61.5)              (10.5)             (55.0)
-------------------------------------------------------------------------------------------------------------------------
Federal income tax expense                                                $ 120.0              $ 96.2              $ 8.7
=========================================================================================================================


The customary relationship between federal income tax expense and pre-tax income from continuing operations before the cumulative effect of adoption of accounting principles did not exist in 2002. This was because of the impact of the $121.5 million tax benefit associated with the $347.1 million of accelerated DAC amortization reported in 2002 (see Note 8), which was calculated at the U.S. federal corporate income tax rate of 35%.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


Total federal income tax expense for the years ended December 31, 2004, 2003 and 2002 differs from the amount computed by applying the U.S. federal income tax rate to income from continuing operations before federal income tax expense and the cumulative effect of adoption of accounting principles as follows:

                                                               2004                     2003                     2002
                                                           -----------------------  -----------------------  -----------------------
                                                           -----------------------  -----------------------  -----------------------
(in millions)                                                 AMOUNT         %         Amount         %         Amount         %
====================================================================================================================================
====================================================================================================================================

Computed (expected) tax expense                                  $ 187.2     35.0         $ 152.0     35.0          $ 59.3     35.0
Tax exempt interest and dividends                                  (47.2)    (8.8)          (45.7)   (10.5)          (38.9)   (22.9)
  received deduction
Income tax credits                                                  (9.7)    (1.8)          (10.8)    (2.5)          (12.7)    (7.5)
Release of Phase III tax liability                                  (5.1)    (1.0)              -        -               -        -
Other, net                                                          (5.2)    (1.0)            0.7      0.1             1.0      0.5
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total                                                            $ 120.0     22.4          $ 96.2     22.1           $ 8.7      5.1
====================================================================================================================================
====================================================================================================================================

The Jobs Creation Act of 2004 suspends policyholder surplus accounts (PSA) during 2005 and 2006 and provides that direct and indirect distributions from the PSA during any taxable year beginning after 2004 and before 2007 be treated as zero. Because NLIC has the ability and intent to distribute this PSA balance to its shareholder during the noted period, the potential tax liability was eliminated as of December 31, 2004 (see "Release of Phase III tax liability" above). The Jobs Creation Act of 2004 had no other significant impact on the Company's tax position.

Total federal income tax paid was $142.3 million, $176.2 million and $71.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. The 2002 amount includes $56.0 million for previously deferred intercompany gains for tax purposes that became due when NFS no longer qualified for inclusion in the NMIC consolidated federal income tax return.

(13) SHAREHOLDERS' EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

The statutory capital and surplus of NLIC as of December 31, 2004 and 2003 was $2.39 billion and $2.23 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2004, 2003 and 2002 was $317.7 million, $444.4 million and $92.5 million, respectively.

The Company is limited in the amount of shareholder dividends it may pay without prior approval by the ODI. As of January 1, 2005, based on statutory financial results as of and for the year ended December 31, 2004, NLIC could pay dividends totaling $192.7 million without obtaining prior approval. On March 1, 2005, NLIC paid a $25.0 million dividend to NFS.

In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(14) COMPREHENSIVE INCOME

Comprehensive income includes net income and certain items that are reported directly within separate components of shareholder's equity that bypass net income (other comprehensive income or loss). The following table summarizes the Company's other comprehensive (loss) income, before and after federal income tax benefit (expense), for the years ended December 31:

(in millions)                                                                     2004                2003               2002
====================================================================================================================================

Net unrealized (losses) gains on securities available-for-sale arising during the period:
   Gross unrealized (losses) gains                                                  $ (182.0)            $ (16.7)           $ 527.5
   Adjustment to deferred policy acquisition costs                                      99.1                56.9             (205.7)
   Adjustment to future policy benefits and claims                                     (11.0)               22.6             (133.2)
   Related federal income tax benefit (expense)                                         33.3               (22.4)             (66.0)
------------------------------------------------------------------------------------------------------------------------------------
      Net unrealized (losses) gains                                                    (60.6)               40.4              122.6
------------------------------------------------------------------------------------------------------------------------------------

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
   Gross unrealized losses                                                              27.5                91.0               86.2
   Related federal income tax benefit                                                   (9.6)              (31.8)             (30.2)
------------------------------------------------------------------------------------------------------------------------------------
      Net reclassification adjustment                                                   17.9                59.2               56.0
------------------------------------------------------------------------------------------------------------------------------------

      Other comprehensive (loss) income on securities available-for-                   (42.7)               99.6              178.6
        sale
------------------------------------------------------------------------------------------------------------------------------------

Accumulated net holding (losses) gains on cash flow hedges:
   Gross unrealized holding (losses) gains                                             (47.4)              (40.9)              16.9
   Related federal income tax benefit (expense)                                         16.6                14.3               (5.9)
------------------------------------------------------------------------------------------------------------------------------------
      Other comprehensive (loss) income on cash flow hedges                            (30.8)              (26.6)              11.0
------------------------------------------------------------------------------------------------------------------------------------

      Total other comprehensive (loss) income                                        $ (73.5)             $ 73.0            $ 189.6
====================================================================================================================================

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2004, 2003 and 2002, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(15) PENSION PLAN, POSTRETIREMENT BENEFITS OTHER THAN PENSIONS AND RETIREMENT SAVINGS PLAN

The Company, together with other affiliated companies, sponsors pension plans covering all employees of participating companies who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract issued by NLIC. All participants are eligible for benefits based on an account balance feature. Most participants are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if it is of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

Pension costs charged to operations by the Company during the years ended December 31, 2004, 2003 and 2002 were $13.7 million, $13.2 million and $10.0 million, respectively. The Company recorded prepaid pension assets of $14.6 million and $7.7 million as of December 31, 2004 and 2003, respectively.

In addition to the defined benefit pension plan, the Company, together with certain other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally are available to full-time employees, hired prior to June 1, 2000, who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, by no more than 3% through 2006, at which time the cap will be frozen. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

The Company's accrued postretirement benefit expense as of December 31, 2004 and 2003 was $49.3 million and $50.5 million, respectively. The net periodic benefit cost for the Company's postretirement benefit plan as a whole was $1.1 million, $1.1 million and $3.5 million for 2004, 2003 and 2002, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following tables summarizes information regarding the funded status of the Company's pension plan as a whole and the postretirement benefit plan as a whole, both of which are U.S. plans, as of the years ended December 31:

                                                                             PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                                       -----------------------------  ------------------------------
                                                                       -----------------------------  ------------------------------
(in millions)                                                              2004            2003           2004            2003
====================================================================================================================================

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                                    $ 2,457.0      $ 2,236.2        $ 306.8          $ 269.7
Service cost                                                                   121.8          104.0            9.2              9.9
Interest cost                                                                  134.0          131.7           17.5             19.5
Participant contributions                                                          -              -            4.1              4.2
Plan amendment                                                                     -            1.6          (13.3)               -
Actuarial loss (gain)                                                          125.7           85.1          (10.1)            (2.8)
Benefits paid                                                                 (105.4)        (101.6)         (22.3)           (20.4)
Impact of plan merger                                                              -              -              -             26.7
------------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                            2,733.1        2,457.0          291.9            306.8
------------------------------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                               2,242.4        1,965.0          127.5            106.9
Actual return on plan assets                                                   187.3          265.4            6.2             16.5
Employer contributions1                                                        130.0          113.6           20.1             20.3
Participant contributions                                                          -              -            4.1              4.2
Benefits paid1                                                                (105.4)        (101.6)         (22.3)           (20.4)
------------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                     2,454.3        2,242.4          135.6            127.5
------------------------------------------------------------------------------------------------------------------------------------

Funded status                                                                 (278.8)        (214.6)        (156.3)          (179.3)
Unrecognized prior service cost                                                 25.8           30.3         (103.0)          (103.3)
Unrecognized net loss                                                          298.2          192.1           48.0             56.9
Unrecognized net asset at transition                                            (1.2)          (2.5)             -                -
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost, net                                           $ 44.0          $ 5.3       $ (211.3)        $ (225.7)
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                             $ 2,271.6      $ 2,020.2            N/A              N/A
====================================================================================================================================

1 Employer contributions and benefits paid include only those amounts contributed directly to or paid directly from plan assets.

As a result of the 2004 postretirement health plan change, the effect of a 1% increase or decrease in the assumed health care cost trend rate on the accumulated postretirement benefit obligation (APBO) as a whole as of December 31, 2004 is $1.7 million. There is no effect on the service and interest cost for the year because health care cost trend had no material effect on plan liabilities or expense prior to the plan change at the end of 2004. Prior to 2004, the postretirement health plan costs approximated the employer dollar caps, and the health care cost trend had an immaterial effect on plan obligations and expense for the postretirement benefit plan as a whole. For this reason, the effect of a 1% increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2003 and on the net periodic benefit cost for the year ended December 31, 2003 was not calculated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Effective January 1, 2003, the pension plan was amended to improve benefits for certain participants, resulting in an increase in the projected benefit of $1.6 million. Two significant plan changes were enacted to the postretirement benefit plans as of December 31, 2002. The postretirement medical plan was revised to reflect the current expectation that there will be no further increases in the benefit cap after 2006. Prior to 2007, it is assumed that benefit caps will increase by 3% per year, at which time the cap will be frozen. The postretirement death benefit plan was revised to reflect that all employer subsidies will be phased out beginning in 2007. The 2007 subsidy is assumed to be 2/3 of the current subsidy, and the 2008 subsidy is assumed to be 1/3 of the current amount. There is no employer subsidized benefit assumed after 2008.

The plan sponsor and all participating employers, including the Company, expect to contribute $125.0 million to the pension plan and $18.0 million to the postretirement benefit plan in 2005.

The following table summarizes benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

                                                                                           PENSION           POSTRETIREMENT
(in millions)                                                                              BENEFITS             BENEFITS
------------------------------------------------------------------------------------------------------------------------------

2005                                                                                             $ 110.2               $ 23.7
2006                                                                                               112.0                 20.6
2007                                                                                               114.4                 20.1
2008                                                                                               117.6                 19.6
2009                                                                                               125.1                 19.1
2010-2014                                                                                          761.5                107.7
------------------------------------------------------------------------------------------------------------------------------

The following table summarizes the weighted average assumptions used to calculate the benefit obligations and funded status of the Company's pension plan as a whole and the postretirement benefit plan as a whole as of the December 31 measurement date for all plans:

                                                                             PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                                        ----------------------------  -----------------------------
                                                                        ----------------------------  -----------------------------
                                                                            2004           2003           2004           2003
===================================================================================================================================
===================================================================================================================================

Discount rate                                                                  5.00%          5.50%          5.70%           6.10%
Rate of increase in future compensation levels                                 3.50%          4.00%              -               -
Assumed health care cost trend rate:
Initial rate                                                                       -              -           10%1         11.00%1
Ultimate rate                                                                      -              -          5.2%1          5.20%1
Declining period                                                                   -              -       10 YEARS        11 Years
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

------------

1 The 2004 initial rate was 11.0% for participants over age 65, with an ultimate rate of 5.7%, and the 2003 initial rate was 12.0% for participants over age 65, with an ultimate rate of 5.6%.

The pension plan employs a total return investment approach using a mix of equities and fixed income investments to maximize the long-term return on plan assets in exchange for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Plan language requires investment in a group annuity contract backed by fixed investments with an interest rate guarantee to match liabilities for specific classes of retirees. On a periodic basis, the portfolio is analyzed to establish the optimal mix of assets given current market conditions given the risk tolerance. In the most recent study, asset sub-classes were considered in debt securities (diversified U.S. investment grade bonds, diversified high-yield U.S. securities, international fixed income, emerging markets and commercial mortgage loans) and equity investments (domestic equities, private equities, international equities, emerging market equities and real estate investments). Each asset sub-class chosen contains a diversified blend of securities from that sub-class. Investment mix is measured and monitored continually through regular investment reviews, annual liability measurements and periodic asset/liability studies.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes the asset allocation for the Company's pension plan as a whole at the end of 2004 and 2003 and the target allocation for 2005, by asset category:

                                                                                 TARGET
                                                                         ALLOCATION PERCENTAGE       PERCENTAGE OF PLAN ASSETS
                                                                                                              AT END OF
                                                                        -------------------------  -------------------------------
                                                                        -------------------------  -------------------------------
Asset Category                                                                    2005                  2004            2003
==================================================================================================================================
==================================================================================================================================

Equity securities                                                               40 - 65%                      48%             45%
Debt securities                                                                 25 - 50%                      52%             55%
Real estate                                                                      0 - 10%                        -               -
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                           -                         100%            100%
==================================================================================================================================
==================================================================================================================================

The postretirement benefit plan employs a total return investment approach using a mix of equities and fixed income investments to maximize the long-term return on plan assets in exchange for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Plan investments for retiree life insurance benefits generally include a retiree life insurance contract issued by NLIC. For retiree medical liabilities, plan investments include both a group annuity contract issued by NLIC backed by fixed investments with an interest rate guarantee and a separate account invested in diversified U.S. equities. Investment mix is measured and monitored continually through regular investment reviews, annual liability measurements and periodic asset/liability studies.

The following table summarizes the asset allocation for the Company's postretirement benefit plan as a whole at the end of 2004 and 2003 and the target allocation for 2005, by asset category:

                                                                               TARGET
                                                                       ALLOCATION PERCENTAGE         PERCENTAGE OF PLAN ASSETS
                                                                                                              AT END OF
                                                                     ---------------------------  ---------------------------------
                                                                     ---------------------------  ---------------------------------
Asset Category                                                                  2005                   2004              2003
===================================================================================================================================
===================================================================================================================================

Equity securities                                                             50 - 80%                        60%              59%
Debt securities                                                               20 - 50%                        35%              35%
Other                                                                          0 - 10%                         5%               6%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                         -                           100%             100%
===================================================================================================================================
===================================================================================================================================

The following table summarizes the components of net periodic benefit cost for the Company's pension plan as a whole for the years ended December 31:

(in millions)                                                                               2004           2003           2002
===================================================================================================================================

Service cost                                                                                 $ 121.8        $ 104.0        $ 103.3
Interest cost                                                                                  134.0          131.7          135.6
Expected return on plan assets                                                                (167.7)        (156.7)        (178.6)
Recognized net actuarial loss                                                                      -            0.1              -
Amortization of prior service cost                                                               4.5            4.5            4.4
Amortization of unrecognized transition asset                                                   (1.3)          (1.3)          (1.3)
-----------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost                                                                  $ 91.3         $ 82.3         $ 63.4
===================================================================================================================================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes the weighted average assumptions used to calculate the Company's net periodic pension cost, set at the beginning of each year, for the pension plan as a whole:

                                                                                            2004           2003           2002
===================================================================================================================================

Discount rate                                                                              5.50%          6.00%          6.50%
Rate of increase in future compensation levels                                             4.00%          4.50%          4.75%
Expected long-term rate of return on plan assets                                           7.25%          7.75%          8.25%
-----------------------------------------------------------------------------------------------------------------------------------


The Company employs a prospective building block approach in determining the expected long-term rate of return on plan assets. This process is integrated with the determination of other economic assumptions such as discount rate and salary scale. Historical markets are studied, and long-term historical relationships between equities and fixed income investments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run, called a risk premium. Historical risk premiums are used to develop expected real rates of return for each asset sub-class. The expected real rates of return, reduced for investment expenses, are applied to the target allocation of each asset sub-class to produce an expected real rate of return for the target portfolio. This expected real rate of return will vary by plan and will change when the plan's target investment portfolio changes. Current market factors such as inflation and interest rates are incorporated into the process. For a given measurement date, the discount rate is set by reference to the yield on high-quality corporate bonds to approximate the rate at which plan benefits could effectively be settled. The historical real rate of return is subtracted from these bonds to generate an assumed inflation rate. The expected long-term rate of return on plan assets is the assumed inflation rate plus the expected real rate of return. This process effectively sets the expected return for the plan's portfolio at the yield for the reference bond portfolio, adjusted for expected risk premiums of the target asset portfolio. Given the prospective nature of this calculation, short-term fluctuations in the market do not impact the expected risk premiums. However, as the yield for the reference bond fluctuates, the assumed inflation rate and the expected long-term rate are adjusted in tandem.

The following table summarizes the components of net periodic benefit cost for the Company's postretirement benefit plan as a whole for the years ended December 31:

(in millions)                                                                         2004           2003           2002
=============================================================================================================================

Service cost                                                                             $ 9.2          $ 9.9         $ 13.2
Interest cost                                                                             17.5           19.5           22.5
Expected return on plan assets                                                            (8.9)          (8.0)          (9.2)
Recognized net actuarial loss                                                                -              -            0.6
Net amortization and deferral                                                            (12.1)          (9.9)          (0.5)
-----------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost                                                             $ 5.7         $ 11.5         $ 26.6
=============================================================================================================================

The following table summarizes the weighted average assumptions used to calculate the Company's net periodic benefit cost, set at the beginning of each year, for the postretirement benefit plan as a whole:

                                                                                      2004           2003           2002
=============================================================================================================================

Discount rate                                                                            6.10%          6.60%          7.25%
Expected long-term rate of return on plan assets                                         7.00%          7.50%          7.75%
Assumed health care cost trend rate:
   Initial rate                                                                           11%1         11.3%1         11.00%
   Ultimate rate                                                                         5.2%1          5.7%1          5.50%
   Declining period                                                                   11 YEARS       11 Years        4 Years
-----------------------------------------------------------------------------------------------------------------------------

----------

1 The 2004 initial rate was 11.0% for participants over 65, with an ultimate rate of 5.7%, and the 2003 initial rate was 12.0% for participants over age 65, with an ultimate rate of 5.6%.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The Company, together with other affiliated companies, sponsors defined contribution retirement savings plans covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company's expense for contributions to these plans totaled $5.8 million, $5.5 million and $5.7 million for 2004, 2003 and 2002, respectively, including $0.5 million related to discontinued operations for 2002.

(16) RELATED PARTY TRANSACTIONS

The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations. The nature of the transactions and agreements include annuity and life insurance contracts, reinsurance agreements, cost sharing agreements, administration services agreements, marketing agreements, office space leases, intercompany repurchase agreements and cash management services agreements. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies and that are within industry guidelines and practices. In addition, Nationwide Services Company, LLC
(NSC), a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2004, 2003 and 2002, the Company made payments to NMIC and NSC totaling $194.6 million, $170.4 million and $135.6 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $5.75 billion and $5.22 billion as of December 31, 2004 and 2003, respectively. Total revenues from these contracts were $136.5 million, $138.9 million and $143.3 million for the years ended December 31, 2004, 2003 and 2002, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $107.9 million, $111.8 million and $114.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties who are similarly situated.

Funds of Gartmore Global Investments, Inc. (GGI), an affiliate, are offered to the Company's customers as investment options in certain of the Company's products. As of December 31, 2004 and 2003, customer allocations to GGI funds totaled $14.06 billion and $12.80 billion, respectively. For the years ended December 31, 2004 and 2003, GGI paid the Company $44.5 million and $38.6 million, respectively, for the distribution and servicing of these funds.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC's accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2004, 2003 and 2002 were $335.6 million, $286.7 million and $325.0 million, respectively, while benefits, claims and expenses ceded were $336.0 million, $247.5 million and $328.4 million, respectively.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $23.2 million, $24.8 million and $24.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2004, 2003 and 2002, the Company made lease payments to NMIC and its subsidiaries of $18.4 million, $17.5 million and $20.2 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus interest. As of December 31, 2004 and 2003, the Company had no borrowings from affiliated entities under such agreements. During 2004, 2003 and 2002, the most the Company had outstanding at any given time was $227.7 million, $126.0 million and $224.9 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements were immaterial. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $498.4 million and $688.7 million as of December 31, 2004 and 2003, respectively, and are included in short-term investments on the consolidated balance sheets. For each of the years in the three-year period ending December 31, 2004, the Company paid NCMC fees and totaling less than $0.1 million under this agreement.

The Company purchased fixed maturity securities available-for-sale from NFN totaling $829.9 million during the year ended December 31, 2004. NFN recorded gross realized gains of $23.4 million on these transactions.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2004, 2003 and 2002 were $63.1 million, $62.0 million and $50.3 million, respectively.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 12. Beginning October 1, 2002, NLIC files a consolidated federal income tax return with NLAIC. Total payments to NMIC were $37.4 million, $2.4 million and $71.0 million in the years ended December 31, 2004, 2003 and 2002, respectively. Payments made in 2004 and 2003 relate to tax years prior to deconsolidation.

In the third quarter of 2003, NLIC received a capital contribution of 100% of the common stock of Nationwide Retirement Plan Solutions (NRPS) from NFS. The capital contribution was valued at $0.2 million. Immediately after receipt of this capital contribution, NRPS was dissolved into NLIC.

In the first quarter of 2003, NLIC received a $200.0 million capital contribution from NFS for general corporate purposes.

On March 1, 2005, NLIC paid a $25.0 million dividend to NFS. In 2004 and 2003, NLIC paid dividends to NFS totaling $125.0 million and $60.0 million, respectively. During 2003, NLIC returned capital totaling $100.0 million to NFS.

In addition, in June 2002, NLIC paid a dividend to NFS in the form of all of the shares of common stock of NSI. Therefore, the results of operations of NSI have been reflected as discontinued operations for all periods presented. This was a related party transaction and thus was recorded at the $10.0 million carrying value of the underlying components of the transaction rather than at fair value. This amount represents a non-cash transaction that is not reflected in the consolidated statement of cash flows.

In December 2001, NLIC issued to NFS a 7.50%, $300.0 million surplus note maturing on December 17, 2031. In June 2002, NLIC issued to NFS an 8.15%, $300.0 million surplus note maturing June 27, 2032. In December 2003, NLIC issued to NFS a 6.75%, $100.0 million surplus note maturing December 23, 2033. The Company made interest payments on surplus notes to NFS totaling $50.7 million, $47.1 million and $30.1 million in 2004, 2003 and 2002, respectively. In addition, the Company made interest payments on unsecured notes to NFS totaling less than $0.1 million, $0.1 million and $0.5 million in 2004, 2003 and 2002, respectively. As of December 31, 2004, there were no outstanding balances on unsecured notes to NFS.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(17) CONTINGENCIES

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses. Some of the matters referred to below are in very preliminary stages, and the Company does not have sufficient information to make an assessment of plaintiffs' claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, that are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by the Company's management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past two years. Numerous regulatory agencies, including the SEC, the NASD and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is cooperating with this investigation and is responding to information requests.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales by producers on behalf of either the issuer or the purchaser. Also under investigation are compensation arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates. Related investigations and proceedings may be commenced in the future. The Company has been contacted by regulatory agencies and state attorneys general for information relating to investigations into these compensation and bidding arrangements, anti-competitive activities and unsuitable sales practices. The Company is cooperating with regulators in connection with these inquiries. NMIC, NFS' ultimate parent, has been contacted by certain regulators for information on these issues with respect to its operations and the operations of its subsidiaries, including the Company. The Company will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass its operations.

These proceedings are expected to continue in the future, and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings could also affect the outcome of one or more of the Company's litigation matters.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. The plaintiff purports to represent a class of persons in the United States who, through their ownership of a Nationwide annuity or insurance product, held units of any Nationwide sub-account invested in mutual funds which included foreign securities in their portfolios and which allegedly experienced market timing trading activity. The complaint contains allegations of negligence, reckless indifference and breach of fiduciary duty. The plaintiff seeks to recover compensatory and punitive damages in an amount not to exceed $75,000 per plaintiff or class member. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. The plaintiffs moved to remand on June 28, 2004. On July 12, 2004, NLIC filed a memorandum opposing remand and requesting a stay pending the resolution of an unrelated case covering similar issues, which is an appeal from a decision of the same District Court remanding a removed market timing case to an Illinois state court. On July 30, 2004, the U.S. District Court granted NLIC's request for a stay pending a decision by the Seventh Circuit on the unrelated case mentioned above. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding there entitled In Re Mutual Funds Investment Litigation. This lawsuit is in a preliminary stage, and NLIC intends to defend it vigorously.

On January 21, 2004, the Company was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, plaintiff United Investors alleges that the Company and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Nationwide defendants. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation, (2) tortious interference with the plaintiff's contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff's contractual relationships with its variable policyholders, (3) civil conspiracy, and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust, and costs and disbursements, including attorneys' fees. The Company filed a motion to dismiss the complaint on June 1, 2004. On February 8, 2005 the court denied the motion to dismiss. The Company intends to defend this lawsuit vigorously

On October 31, 2003, NLIC was named in a lawsuit seeking class action status filed in the United States District Court for the District of Arizona entitled Robert Helman et al v. Nationwide Life Insurance Company et al. The suit challenges the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans. On April 8, 2004, the plaintiff filed an amended class action complaint on behalf of all persons who purchased an individual variable deferred annuity contract or a certificate to a group variable annuity contract issued by NLIC or Nationwide Life and Annuity Insurance Company (NLAIC) which were allegedly used to fund certain tax-deferred retirement plans. The amended class action complaint seeks unspecified compensatory damages. NLIC filed a motion to dismiss the complaint on May 24, 2004. On July 27, 2004, the court granted NLIC's motion to dismiss. The plaintiff has appealed that dismissal to the United States Court of Appeals for the Ninth Circuit. NLIC intends to defend this lawsuit vigorously.

On May 1, 2003, NLIC was named in a class action lawsuit filed in the United States District Court for the Eastern District of Louisiana entitled Edward Miller, Individually, and on behalf of all others similarly situated, v. Nationwide Life Insurance Company. The complaint alleges that in 2001, plaintiff Edward Miller purchased three group modified single premium variable annuities issued by NLIC. The plaintiff alleges that NLIC represented in its prospectus and promised in its annuity contracts that contract holders could transfer assets without charge among the various funds available through the contracts, that the transfer rights of contract holders could not be modified and that NLIC's expense charges under the contracts were fixed. The plaintiff claims that NLIC has breached the contracts and violated federal securities laws by imposing trading fees on transfers that were supposed to have been without charge. The plaintiff seeks compensatory damages and rescission on behalf of himself and a class of persons who purchased this type of annuity or similar contracts issued by NLIC between May 1, 2001 and April 30, 2002 inclusive and were allegedly damaged by paying transfer fees. NLIC's motion to dismiss the complaint was granted by the District Court on October 28, 2003. The plaintiff appealed that dismissal to the United States Court of Appeals for the Fifth Circuit. On November 22, 2004, the Fifth Circuit Court of Appeals affirmed the judgment of the District Court dismissing the complaint. The time for further appeal by the plaintiff has expired.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

On August 15, 2001, the Company was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al
v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. The plaintiffs first amended their complaint on September 5, 2001 to include class action allegations and have subsequently amended their complaint three times. As amended, in the current complaint the plaintiffs seek to represent a class of ERISA qualified retirement plans that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that the Company breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by the Company, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On December 13, 2001, the plaintiffs filed a motion for class certification. The plaintiffs filed a supplement to that motion on September 19, 2003. The Company opposed that motion on December 24, 2003. On July 6, 2004, the Company filed a Revised Memorandum in Support of Summary Judgment. The plaintiffs have opposed that motion. The Company intends to defend this lawsuit vigorously.

(18) SECURITIZATION TRANSACTIONS

The Company has sold $469.3 million of credit enhanced equity interests in Tax Credit Funds to unrelated third parties. The Company has guaranteed cumulative after-tax yields to third party investors ranging from 4.60% to 5.25% over periods ending between 2002 and 2021 and as of December 31, 2004 held guarantee reserves totaling $4.7 million on these transactions. These guarantees are in effect for periods of approximately 15 years each. The Tax Credit Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.27 billion. The Company does not anticipate making any payments related to the guarantees.

At the time of the sales, $5.1 million of net sale proceeds were set aside as collateral for certain properties owned by the Tax Credit Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have "stabilized." The properties are evaluated regularly, and the collateral is released when stabilized. During 2004 and 2003, $0.1 million and $3.1 million of stabilization collateral had been released into income, respectively.

To the extent there are cash deficits in any specific property owned by the Tax Credit Funds, property reserves, property operating guarantees and reserves held by the Tax Credit Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the Tax Credit Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(19) VARIABLE INTEREST ENTITIES

As of December 31, 2004, the Company had relationships with 14 VIEs where the Company was the primary beneficiary. Each of these VIEs is a conduit that assists the Company in structured products transactions. One of the VIEs is used in the securitization of mortgage loans, while the others are involved in the sale of Tax Credit Funds to third party investors where the Company provides guaranteed returns (see Note 18). Effective January 1, 2004, the Company began applying the provisions of FIN 46R to these entities. FIN 46R did not require the restatement of any prior periods. As such, for periods subsequent to December 31, 2003, the results of operations and financial position of these VIEs are included along with corresponding minority interest liabilities and related income in the accompanying consolidated financial statements.

The net assets of these VIEs totaled $366.4 million as of December 31, 2004. The most significant components of net assets were $32.1 million of mortgage loans on real estate, $401.2 million of other long-term investments, $35.6 million of other assets, $32.6 million of short-term debt, and $116.3 million of other liabilities. The total exposure to loss on these VIEs where the Company is the primary beneficiary was less than $0.1 million as of December 31, 2004. For the mortgage loan VIE, to which the short-term debt relates, the creditors have no recourse against the Company in the event of default by the VIE.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

In addition to the VIEs described above, the Company holds variable interests, in the form of limited partnerships or similar investments, in a number of Tax Credit Funds where the Company is not the primary beneficiary. These investments have been held by the Company for periods of 1 to 8 years and allow the Company to experience certain tax credits and other tax benefits from affordable housing projects. The Company also has certain investments in other securitization transactions that qualify as VIEs, but for which the Company is not the primary beneficiary. The total exposure to loss on these VIEs was $36.3 million as of December 31, 2004.

(20) SEGMENT INFORMATION

Management of the Company views its business primarily based on the underlying products, and this is the basis used for defining its reportable segments. During the second quarter of 2004, the Company reorganized its segment reporting structure and now reports four segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other. The Company has reclassified segment results for all prior periods presented to be consistent with the new reporting structure. The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes and the cumulative effect of adoption of accounting principles, if any, to exclude net realized gains and losses on investments, hedging instruments and hedged items, except for periodic net coupon settlements on non-qualifying derivatives and realized gains and losses related to securitizations, if any.

The Individual Investments segment consists of individual The BEST of AMERICA(R) and private label deferred variable annuity products, deferred fixed annuity products, income products, and advisory services program revenues and expenses. This segment differs from the former Individual Annuity segment due to the addition of the advisory services program results. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

The Retirement Plans segment is comprised of the Company's private- and public-sector retirement plans business. This segment differs from the former Institutional Products segment because it no longer includes the results of the structured products and MTN businesses. The private sector includes IRC Section 401(k) business and the public sector includes IRC Section 457 and Section 401(a) business, both in the form of fixed and variable annuities.

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products, traditional life insurance products and universal life insurance. This segment is unchanged from the former Life Insurance segment. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

The Corporate and Other segment includes certain structured products business, the MTN program, net investment income not allocated to product segments, periodic net coupon settlements on non-qualifying derivatives, unallocated expenses, interest expense on debt, revenue and expenses of the Company's non-insurance subsidiaries not reported in other segments, and realized gains and losses related to securitizations. This segment differs from the former Corporate segment as it now includes results from the structured products and MTN businesses, but no longer includes results from the advisory services program.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes the Company's business segment operating results for the years ended December:

                                                        INDIVIDUAL      RETIREMENT       INDIVIDUAL
(in millions)                                          INVESTMENTS         PLANS         PROTECTION
========================================================================================================
2004
REVENUES:
   Net investment income                                     $ 824.8         $ 627.9          $ 327.2
   Other operating revenue                                     591.7           157.0            547.5
   Net realized losses on investments, hedging
     instruments and hedged items1                                 -               -                -
--------------------------------------------------------------------------------------------------------
      Total revenues                                         1,416.5           784.9            874.7
--------------------------------------------------------------------------------------------------------

Benefits and expenses:
   Interest credited to policyholder account values            573.5           435.5            181.5
   Amortization of DAC                                         276.1            39.6             94.4

   Interest expense on debt                                        -               -                -
   Other benefits and expenses                                 346.9           184.5            428.2
--------------------------------------------------------------------------------------------------------
      Total benefits and expenses                            1,196.5           659.6            704.1
--------------------------------------------------------------------------------------------------------

Income from continuing operations before
  federal income tax expense                                   220.0           125.3            170.6
Net realized losses on investments, hedging
  instruments and hedged items1                                    -               -                -
--------------------------------------------------------------------------------------------------------
      Pre-tax operating earnings                             $ 220.0         $ 125.3          $ 170.6
========================================================================================================

--------------------------------------------------------------------------------------------------------
Assets as of period end                                $  52,642.5      $  29,668.7      $  12,932.4
========================================================================================================

2003
REVENUES:
   Net investment income                                     $ 807.9         $ 640.2          $ 324.3
   Other operating revenue                                     517.7           150.0            536.2
   Net realized losses on investments, hedging
     instruments and hedged items1                                 -               -                -
--------------------------------------------------------------------------------------------------------
      Total revenues                                         1,325.6           790.2            860.5
--------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
   Interest credited to policyholder account values            602.5           443.2            185.6
   Amortization of DAC                                         228.4            45.6            101.9
   Interest expense on debt                                        -               -                -
   Other benefits and expenses                                 328.4           178.9            423.0
--------------------------------------------------------------------------------------------------------
      Total benefits and expenses                            1,159.3           667.7            710.5
--------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before
  federal income tax expense                                   166.3           122.5            150.0
Net realized losses on investments, hedging
  instruments and hedged items1                                    -               -                -
--------------------------------------------------------------------------------------------------------
      Pre-tax operating earnings                             $ 166.3         $ 122.5          $ 150.0
========================================================================================================

--------------------------------------------------------------------------------------------------------
Assets as of period end                                $     49,419.2   $     29,226.9   $     11,286.6
========================================================================================================

 CORPORATE
 AND OTHER                TOTAL
=================================

        $ 220.6        $ 2,000.5
           15.8          1,312.0

          (43.0)           (43.0)
---------------------------------
          193.4          3,269.5
---------------------------------

           86.7          1,277.2
              -            410.1
           59.3             59.3
           28.3            987.9
---------------------------------
          174.3          2,734.5
---------------------------------

           19.1            535.0
                  ===============

           43.0
------------------
 $         62.1
==================

---------------------------------
 $  10,714.3       $105,957.9
=================================

        $ 200.7        $ 1,973.1
           28.4          1,232.3

         (100.8)          (100.8)
---------------------------------
          128.3          3,104.6
---------------------------------

           77.9          1,309.2
              -            375.9
           48.4             48.4
            6.4            936.7
---------------------------------
          132.7          2,670.2
---------------------------------

           (4.4)         $ 434.4
                  ===============

          100.8
------------------
$          96.4
==================

---------------------------------
 $     10,695.0      $ 100,627.7
=================================

1    Excluding periodic net coupon settlements on non-qualifying derivatives.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (A WHOLLY-OWNED SUBSIDIARY OF NATIONWIDE FINANCIAL SERVICES, INC.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                                                       INDIVIDUAL       RETIREMENT      INDIVIDUAL        CORPORATE
(in millions)                                         INVESTMENTS         PLANS         PROTECTION        AND OTHER         TOTAL
====================================================================================================================================
====================================================================================================================================
2002
REVENUES:
   Net investment income                                   $ 668.5        $ 648.5         $ 328.6          $ 187.3        $ 1,832.9
   Other operating revenue                                   526.2          169.8           537.7             17.6          1,251.3
   Net realized losses on investments, hedging
     instruments and hedged items1                               -              -               -            (84.4)           (84.4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                       1,194.7          818.3           866.3            120.5          2,999.8
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
   Interest credited to policyholder account values          505.9          460.7           186.4             91.4          1,244.4
   Amortization of DAC                                       528.2           53.7            88.2                -            670.1
   Interest expense on debt                                      -              -               -             36.0             36.0
   Other benefits and expenses                               285.6          167.8           420.2              6.2            879.8
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      Total benefits and expenses                          1,319.7          682.2           694.8            133.6          2,830.3
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before
  federal income tax expense                                (125.0)         136.1           171.5            (13.1)         $ 169.5
                                                                                                                     ===============
                                                                                                                     ===============
Net realized losses on investments, hedging
  instruments and hedged items1                                  -              -               -             84.4
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
      Pre-tax operating earnings (loss)                   $ (125.0)       $ 136.1         $ 171.5           $ 71.3
=====================================================================================================================
=====================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Assets as of period end                                 $ 40,994.0     $ 26,182.4       $ 9,704.2        $ 9,142.0       $ 86,022.6
====================================================================================================================================
====================================================================================================================================


----------

1    Excluding periodic net coupon settlements on non-qualifying derivatives.

PART C. OTHER INFORMATION


         Item 26.        Exhibits

                         (a) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant - Filed previously with registration statement (333-69014) and hereby incorporated by reference.

                         (b)   Not Applicable

                         (c) Underwriting or Distribution of contracts between the Depositor and Principal Underwriter - Filed previously with Registration Statement (333-69014) and hereby incorporated by reference.


                         (d)   The form of the contract - Attached hereto.

                         (e) The form of the contract application - Attached hereto.

                         (f) Articles of Incorporation of Depositor - Filed previously with initial registration statement (333-46338) and hereby incorporated by reference.


                         (g)   Reinsurance Contracts - Not Applicable.


                         (h) Participation Agreements - Filed previously with registration statement (333-117998) and hereby incorporated by reference.


                         (i)   Not Applicable

                         (j)   Not Applicable


                         (k) Opinion of Counsel - Filed previously with initial registration statement (333-125482) and hereby incorporated by reference.


                         (l)   Not Applicable
                         (m)   Not Applicable

                         (n) Consent of Independent Registered Public Accounting Firm - Attached hereto.

                         (o)   Not Applicable

                         (p)   Not Applicable

                         (q) Redeemability Exemption Procedures - Filed previously with registration statement (333-46338) and hereby incorporated by reference.

Item 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

         Arden L. Shisler, Chairman of the Board
         W.G. Jurgensen, Director and Chief Executive Officer
         Mark R. Thresher, President and Chief Operating Officer
         Patricia R. Hatler, Executive Vice President and Chief Legal and
            Governance Officer
         Terri L. Hill, Executive Vice President-Chief Administrative Officer Michael C. Keller, Executive Vice President-Chief Information Officer Kathleen D. Ricord, Executive Vice President-Chief Marketing Officer
         W. Kim Austen, Senior Vice President-Property and Casualty Commercial/Farm Product Pricing
         J. Stephen Baine, Senior Vice President-Corporate Strategy
         James R. Burke, Senior Vice President-P/C Strategic Planning and
            Operations
         David A. Diamond, Senior Vice President
         Thomas W. Dietrich, Senior Vice President-Division General Counsel Dennis P. Drent, Senior Vice President-Internal Audits
         Peter A. Golato, Senior Vice President-Individual Protection Business
            Head
         J. Lynn Greenstein, Senior Vice President-Property and Casualty Personal Lines Product Pricing
         Kelly A. Hamilton, Senior Vice President-PC Finance
         David K. Hollingsworth, Senior Vice President-PCIO Brokerage
            Operations & Sponsor Relations
         David R. Jahn, Senior Vice President-Property and Casualty Claims Richard A. Karas, Senior Vice President-Non-Affiliated Sales
         M. Eileen Kennedy, Senior Vice President-Chief Financial Officer
         Gale V. King, Senior Vice President-Property and Casualty Human
            Resources
         Srinivas Koushik, Senior Vice President-Chief Technology Officer Gregory S. Lashutka, Senior Vice President-Corporate Relations Katherine A. Mabe, Senior Vice President-Marketing, Strategy and Urban
            Operations
         Duane C. Meek, Senior Vice President-Group Business Head
         Keith I. Millner, Senior Vice President-In Retirement Business Head Brian W. Nocco, Senior Vice President and Treasurer
         R. Dennis Noice, Senior Vice President-NF Systems
         Mark D. Phelan, Senior Vice President-Individual Investments Business
            Head
         Steven P. Rothman, Senior Vice President-IT Strategy and Solutions
            Delivery
         Gary I. Siroko, Senior Vice President-CIO Strategic Investments
         John S. Skubik, Senior Vice President-Consumer Finance
         Gail G. Snyder, Senior Vice President-Enterprise Portfolio & Strategy
            Management
         Mark D. Torkos, Senior Vice President-Property and Casualty Systems Thomas E. Barnes, Vice President-Assistant to the CEO and Secretary Joseph A. Alutto, Director
         James G. Brocksmith, Jr., Director
         Keith W. Eckel, Director
         Lydia M. Marshall, Director
         Donald L. McWhorter, Director
         Martha James Miller de Lombera, Director
         David O. Miller, Director
         James F. Patterson, Director
         Gerald D. Prothro, Director
         Alex Shumate, Director

         The business address of the Directors and Officers of the Depositor is:
         One Nationwide Plaza, Columbus, Ohio 43215

Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

               * Subsidiaries for which separate financial statements are filed

               ** Subsidiaries included in the respective consolidated financial statements

               *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries

               **** Other subsidiaries


------------------------------------------------------------------------------------------------------------------------------------
     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  1717 Advisory Services, Inc.          Pennsylvania                           The company was formerly registered as an investment
                                                                               advisor and is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  1717 Brokerage Services, Inc.         Pennsylvania                           The company is registered as a broker-dealer.
------------------------------------------------------------------------------------------------------------------------------------
  1717 Capital Management Company*      Pennsylvania                           The company is registered as a broker-dealer and
                                                                               investment advisor.
------------------------------------------------------------------------------------------------------------------------------------
  1717 Insurance Agency of              Massachusetts                          The company was established to grant proper licensing
  Massachusetts, Inc.                                                          to Provident Mutual Life Insurance Company (n.k.a.
                                                                               Nationwide Life Insurance Company of America)
                                                                               affiliates in Massachusetts.
------------------------------------------------------------------------------------------------------------------------------------
  1717 Insurance Agency of Texas, Inc.  Texas                                  The company was established to grant proper licensing
                                                                               to former Provident Mutual Life Insurance Company
                                                                               (n.k.a. Nationwide Life Insurance Company of America)
                                                                               affiliates in Texas.
------------------------------------------------------------------------------------------------------------------------------------
  401(k) Investment Advisors, Inc.      Texas                                  The company is an investment advisor registered with
                                                                               the Securities and Exchange Commission.
------------------------------------------------------------------------------------------------------------------------------------
  401(k) Investment Services, Inc.*     Texas                                  The company is a broker-dealer registered with the
                                                                               National Association of Securities Dealers, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  AGMC Reinsurance, Ltd.                Turks & Caicos                         The company is in the business of reinsurance of
                                        Islands                                mortgage guaranty risks.
------------------------------------------------------------------------------------------------------------------------------------
  AID Finance Services, Inc.            Iowa                                   The company operates as a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  ALLIED Document Solutions, Inc.       Iowa                                   The company provides general printing services to its
                                                                               affiliated companies as well as to unaffiliated
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  ALLIED General Agency Company         Iowa                                   The  company acts as a general agent and surplus
                                                                               lines broker for property and casualty insurance
                                                                               products.
------------------------------------------------------------------------------------------------------------------------------------
  ALLIED Group, Inc.                    Iowa                                   The company is a property and casualty insurance
                                                                               holding company.
------------------------------------------------------------------------------------------------------------------------------------
  ALLIED Group Insurance Marketing      Iowa                                   The company engages in the direct marketing of
  Company                                                                      property and casualty insurance products.
------------------------------------------------------------------------------------------------------------------------------------
  ALLIED Property and Casualty          Iowa                                   The company underwrites general property and casualty
  Insurance Company                                                            insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Allied Texas Agency, Inc.             Texas                                  The company acts as a managing general agent to place
                                                                               personal and commercial automobile insurance with
                                                                               Colonial County Mutual Insurance Company for the
                                                                               independent agency companies.
------------------------------------------------------------------------------------------------------------------------------------
  Allnations, Inc.                      Ohio                                   The company engages in promoting, extending, and
                                                                               strengthening cooperative insurance organizations
                                                                               throughout the world.
------------------------------------------------------------------------------------------------------------------------------------
  AMCO Insurance Company                Iowa                                   The company underwrites general property and
                                                                               casualty insurance.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  American Marine Underwriters, Inc.    Florida                                The company is an underwriting manager for ocean
                                                                               cargo and hull insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Asset Management Holdings plc*        England and Wales                      The company is a holding company of a group engaged
                                                                               in the management of pension fund assets, unit trusts
                                                                               and other collective investment schemes, investment
                                                                               trusts and portfolios for corporate clients.
------------------------------------------------------------------------------------------------------------------------------------
  Audenstar Limited                     United Kingdom                         The company is an investment holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Cal-Ag Insurance Services, Inc.       California                             The company is an insurance agency.
------------------------------------------------------------------------------------------------------------------------------------
  CalFarm Insurance Agency              California                             The company is an insurance agency.
------------------------------------------------------------------------------------------------------------------------------------
  Capital Pro Holding, Inc.             Delaware                               The company operates as a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Capital Professional Advisors, Inc.   Delaware                               The company provides training and financial support
                                                                               for certain financial services firms.  The company
                                                                               also provides financial services support through a
                                                                               broker-dealer subsidiary, an investment advisor
                                                                               subsidiary and an insurance agency subsidiary.
------------------------------------------------------------------------------------------------------------------------------------
  Cap Pro Advisory Services, Inc.       Delaware                               The company is an investment advisor that is
                                                                               registered in the State of Minnesota.  It provides
                                                                               investment advisory services for customers of
                                                                               financial services firms that have contractual
                                                                               agreements with its parent company, Capital
                                                                               Professional Advisors, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Cap Pro Brokerage Services, Inc.*     Delaware                               The company is a registered broker-dealer that
                                                                               conducts a general securities business.  It provides
                                                                               investment advisory services for customers of
                                                                               financial services firms that have contractual
                                                                               agreements with its parent company, Capital
                                                                               Professional Advisors, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Cap Pro Insurance Agency Services,    Delaware                               The company is a licensed insurance agency that sells
  Inc.                                                                         and services insurance products for financial
                                                                               services firms that have contractual agreements with
                                                                               its parent company, Capital Professional Advisors,
                                                                               Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Colonial County Mutual Insurance      Texas                                  The company underwrites non-standard automobile and
  Company*                                                                     motorcycle insurance and other various commercial
                                                                               liability coverages in Texas.
------------------------------------------------------------------------------------------------------------------------------------
  Cooperative Service Company           Nebraska                               The company is an insurance agency that sells and
                                                                               services commercial insurance.  The company also
                                                                               provides loss control and compliance consulting
                                                                               services and audit, compilation, and tax preparation
                                                                               services.
------------------------------------------------------------------------------------------------------------------------------------
  Corviant Corporation                  Delaware                               The purpose of the company is to create a captive
                                                                               distribution network through which affiliates can
                                                                               sell multi-manager investment products, insurance
                                                                               products and sophisticated estate planning services.
------------------------------------------------------------------------------------------------------------------------------------
  Crestbrook Insurance Company          Ohio                                   The company is an Ohio-based multi-line insurance
  (f.k.a. CalFarm Insurance Company)                                           corporation that is authorized to write personal,
                                                                               automobile, homeowners and commercial insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Damian Securities Limited*            England and Wales                      The company is engaged in investment holding.
------------------------------------------------------------------------------------------------------------------------------------
  Delfi Realty Corporation              Delaware                               The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Depositors Insurance Company          Iowa                                   The company underwrites general property and casualty
                                                                               insurance.
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Discover Insurance Agency, LLC        California                             The purpose of the company is to sell property and
                                                                               casualty insurance products including, but not
                                                                               limited to, automobile or other vehicle insurance and
                                                                               homeowner's insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Discover Insurance Agency of Texas,   Texas                                  The purpose of the company is to sell property and
  LLC                                                                          casualty insurance products including, but not
                                                                               limited to, automobile or other vehicle insurance and
                                                                               homeowner's insurance.
------------------------------------------------------------------------------------------------------------------------------------
  DVM Insurance Agency, Inc.            California                             This company places pet insurance business not
                                                                               written by Veterinary Pet Insurance Company outside
                                                                               of California with National Casualty Company.
------------------------------------------------------------------------------------------------------------------------------------
  Europewide Financial S.A (f.k.a.      Luxembourg                             The purpose of this company is to carry out, on its
  Dancia Life S.A.)*                                                           own behalf or on behalf of third parties, any
                                                                               insurance business, including coinsurance and
                                                                               reinsurance, relating to human life, whether
                                                                               undertaken in Luxembourg or abroad, all real estate
                                                                               business and all business relating to movable assets,
                                                                               all financial business and other business related
                                                                               directly to the company's objectives that would
                                                                               promote or facilitate the realization of the
                                                                               company's objectives.
------------------------------------------------------------------------------------------------------------------------------------
  Europewide Life SA (f.k.a.            Luxembourg                             The company writes life insurance including
  CLARIENT Life Insurance SA)*                                                 coinsurance and reinsurance.
------------------------------------------------------------------------------------------------------------------------------------
  F&B, Inc.                             Iowa                                   The company is an insurance agency that places
                                                                               business not written by Farmland Mutual Insurance
                                                                               Company and its affiliates with other carriers.
------------------------------------------------------------------------------------------------------------------------------------
  Farmland Mutual Insurance             Iowa                                   The company provides property and casualty insurance
  Company                                                                      primarily to agricultural businesses.
------------------------------------------------------------------------------------------------------------------------------------
  Fenplace Limited                      England and Wales                      The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Alabama                                The company is an insurance agency marketing life
  Agency of Alabama, Inc.                                                      insurance and annuity products through financial
                                                                               institutions.
------------------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Ohio                                   The company is an insurance agency marketing life
  Agency of Ohio, Inc.                                                         insurance and annuity products through financial
                                                                               institutions.
------------------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Texas                                  The company is an insurance agency marketing life
  Agency of Texas, Inc.                                                        insurance and annuity products through financial
                                                                               institutions.
------------------------------------------------------------------------------------------------------------------------------------
  Financial Settlement Services         Ohio                                   The company is an insurance agency in the business of
  Agency, Inc.                                                                 selling structured settlement products.
------------------------------------------------------------------------------------------------------------------------------------
  Four P Finance Company                Pennsylvania                           The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Gardiner Point Hospitality LLC        Ohio                                   The company holds the assets of a hotel in
                                                                               foreclosure.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore 1990 Limited                 England and Wales                      The company is engaged as a general partner in a
                                                                               limited partnership formed to invest in unlisted
                                                                               securities.  This company is currently in members'
                                                                               voluntary liquidation.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore 1990 Trustee Limited         England and Wales                      The company is dormant within the meaning of Section
                                                                               249AA of the Companies Act 1985 of the United
                                                                               Kingdom.  This company is currently in members'
                                                                               voluntary liquidation.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Capital Management           England and Wales                      The company is engaged in investment management and
  Limited*                                                                     advisory services to business, institutional and
                                                                               private investors.
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Distribution Services,       Delaware                               The company is a limited purpose broker-dealer.
  Inc.*
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Emerging Managers,           Delaware                               The company acquires and holds interests in
  LLC                                                                          registered investment advisors and provides
                                                                               investment management services.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Fund Managers                Jersey, Channel                        The company is engaged in investment administration
  International Limited*                Islands                                and support.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Fund Managers Limited*       England and Wales                      The company is engaged in authorized unit trust
                                                                               management and OEIC management.  It is also the
                                                                               authorized Corporate Director of the Gartmore OEIC
                                                                               Funds.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Asset                 Delaware                               The company operates as a holding company.
  Management,Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Asset Management      Delaware                               The company acts as a holding company for the
  Trust*                                                                       Gartmore group of companies and as a registered
                                                                               investment advisor for registered investment
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Investments, Inc.*    Delaware                               The company acts as a holding company and provides
                                                                               other business services for the Gartmore group of
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Partners*             Delaware                               The partnership is engaged in investment management.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Ventures, Inc.        Delaware                               The company acts as a holding company for
                                                                               subsidiaries in the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Group Limited*               England and Wales                      The company is a holding company for a group engaged
                                                                               in the management of pension fund assets, unit trusts
                                                                               and other collective investment schemes, investment
                                                                               trusts, and portfolios for corporate clients.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Indosuez UK Recovery         England and Wales                      The company is a general partner in two limited
  Fund (G.P.) Limited                                                          partnerships formed to invest in unlisted securities.
                                                                               The company is currently in members' voluntary
                                                                               dissolution.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Limited*          England and Wales                      The company is engaged in investment management and
                                                                               advisory services to pension funds, unit trusts and
                                                                               other collective investment schemes, investment
                                                                               trusts and portfolios for corporate or other
                                                                               institutional clients.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Management plc*   England and Wales                      The company is an investment holding company and
                                                                               provides services to other companies within the
                                                                               Gartmore group of companies in the United Kingdom.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Services          Germany                                The company is engaged in marketing support for
  GmbH                                                                         subsidiaries of the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Services          England and Wales                      The company is engaged in investment holding for
  Limited*                                                                     subsidiaries of the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Investor Services, Inc.      Ohio                                   The company provides transfer and dividend disbursing
                                                                               agent services to various mutual fund entities.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Japan Limited*               Japan                                  The company is the renamed survivor entity of the
                                                                               merger of Gartmore Investment Management Japan
                                                                               Limited and Gartmore NC Investment Trust Management
                                                                               Company Ltd.  The company is engaged in the business
                                                                               of investment management.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Managers (Jersey) Limited*   Jersey, Channel                        The company serves as the manager of four AIB Govett
                                        Islands                                Jersey funds: AIB Grofunds Currency Funds Limited,
                                                                               Govett Securities & Investments Limited, Govett
                                                                               Singapore Growth Fund Limited and Govett Safeguard
                                                                               Funds Limited.
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley & Associates, Inc.    Oregon                                 The company brokers or places book-value maintenance
                                                                               agreements (wrap contracts) and guaranteed investment
                                                                               contracts for collective investment trusts and
                                                                               accounts.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley Capital Management,   Oregon                                 The company is an investment advisor and stable value
  Inc.                                                                         money manager.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley Financial Services,   Oregon                                 The company is a holding company.
  Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Mutual Fund Capital Trust    Delaware                               The trust acts as a registered investment advisor.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore No. 1 General Partner,       Scotland                               The company is a general partner in Scottish Limited
  Ltd.*                                                                        Partnership, itself a general partner of Gartmore
                                                                               Direct Fund I Limited Partnership, a private equity
                                                                               investment vehicle.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore No. 2 General Partner,       Scotland                               The company is a general partner in Scottish Limited
  Ltd.*                                                                        Partnership, itself a general partner of Gartmore
                                                                               Direct Fund I Limited Partnership, a private equity
                                                                               investment vehicle.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Nominees Limited             England and Wales                      The company acts as a nominee.  The company is
                                                                               dormant within the meaning of Section 249AA of the
                                                                               Companies Act of 1985 of England and Wales.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Pension Trustees, Ltd.       England and Wales                      Until April 1999, the company acted as a trustee of
                                                                               the Gartmore Pension Fund established by Gartmore
                                                                               Investment Management plc.  Gartmore Pension Fund
                                                                               merged with the National Westminster Bank Pension
                                                                               Fund on April 1, 1999.  As a result, all assets and
                                                                               liabilities of the Gartmore Pension Fund were
                                                                               transferred to the National Westminster Bank Fund. On
                                                                               November 22, 2000, the company changed its name from
                                                                               "Gartmore Pension Fund Trustees Limited" to "Gartmore
                                                                               Pension Trust Limited."  On November 30, 2000, the
                                                                               company became the trustee of the Gartmore Pension
                                                                               Scheme.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Riverview, LLC*              Delaware                               The company provides customized solutions in the form
                                                                               of expert advice and investment management services
                                                                               to a limited number of institutional investors
                                                                               through construction of hedge fund and alternative
                                                                               asset portfolios and their integration into the
                                                                               entire asset allocation framework.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Riverview II, LLC            Delaware                               The company is a holding company for Gartmore
                                                                               Riverview, LLC.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Riverview Polyphony Fund     Delaware                               The company invests in limited partnerships and other
  LLC*                                                                         entities and retains managers to invest, reinvest and
                                                                               trade in securities and other financial instruments.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore S.A. Capital Trust           Delaware                               The trust acts as a registered investment advisor.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Securities Limited*          England and Wales                      The company is engaged in investment holding and
                                                                               is a partner in Gartmore Global Partners.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Separate Accounts, LLC       Delaware                               The company acts as an investment advisor registered
                                                                               with the Securities and Exchange Commission.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore Trust Company                Oregon                                 The company is an Oregon state bank with trust power.
------------------------------------------------------------------------------------------------------------------------------------
  Gartmore U.S. Limited*                England and Wales                      The company is a joint partner in Gartmore Global
                                                                               Partners.
------------------------------------------------------------------------------------------------------------------------------------

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
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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company*            Ohio                                   The company provides services to employers for
                                                                               managing workers' compensation matters and employee
                                                                               benefits costs.
------------------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company of          Nevada                                 The company provides self-insurance administration,
  Nevada                                                                       claims examining and data processing services.
------------------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company of New      New York                               The company provides workers' compensation and
  York, Inc.                                                                   self-insured claims administration services to
                                                                               employers with exposure in New York.
------------------------------------------------------------------------------------------------------------------------------------
  GatesMcDonald Health Plus Inc.        Ohio                                   The company provides medical management and cost
                                                                               containment services to employers.
------------------------------------------------------------------------------------------------------------------------------------
  GGI MGT LLC                           Delaware                               The company is a passive investment holder in
                                                                               Newhouse Special Situations Fund I, LLC for the
                                                                               purpose of allocation of earnings to Gartmore
                                                                               management team as it relates to the ownership and
                                                                               management of Newhouse Special Situations Fund I,
                                                                               LLC.
------------------------------------------------------------------------------------------------------------------------------------
  GIL Nominees Limited                  England and Wales                      The company acts as a nominee. The company is dormant
                                                                               within the meaning of Section 249AA of the Companies
                                                                               Act of 1985 of England and Wales.
------------------------------------------------------------------------------------------------------------------------------------
  Institutional Concepts, Inc.          New York                               This company holds insurance licenses in numerous
                                                                               states.
------------------------------------------------------------------------------------------------------------------------------------
  Insurance Intermediaries, Inc.        Ohio                                   The company is an insurance agency and provides
                                                                               commercial property and casualty brokerage services.
------------------------------------------------------------------------------------------------------------------------------------
  Life REO Holdings, LLC                Ohio                                   The company serves as a holding company for
                                                                               foreclosure entities.
------------------------------------------------------------------------------------------------------------------------------------
  Lone Star General Agency, Inc.        Texas                                  The company acts as general agent to market
                                                                               non-standard automobile and motorcycle insurance for
                                                                               Colonial County Mutual Insurance Company.
------------------------------------------------------------------------------------------------------------------------------------
  MedProSolutions, Inc.                 Massachusetts                          The company provides third-party administration
                                                                               services for workers' compensation, automobile
                                                                               injury and disability claims.
------------------------------------------------------------------------------------------------------------------------------------
  National Casualty Company             Wisconsin                              The company underwrites various property and
                                                                               casualty coverage, as well as individual and group
                                                                               accident and health insurance.
------------------------------------------------------------------------------------------------------------------------------------
  National Casualty Company of          England                                This is a limited liability company organized for
  America, Ltd.                                                                profit under the Companies Act of 1948 of England for
                                                                               the purpose of carrying on the business of insurance,
                                                                               reinsurance, indemnity, and guarantee of various
                                                                               kinds.  This company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  National Deferred Compensation,       Ohio                                   The company administers deferred compensation plans
  Inc.*                                                                        for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Advantage Mortgage         Iowa                                   The company makes residential mortgage loans.
  Company*
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Affinity Insurance         Kansas                                 The company is a shell insurer with no active
  Company of America                                                           policies or liabilities.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Affordable Housing,        Ohio                                   The company invests in multi-family housing projects
  LLC                                                                          throughout the U.S.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Agribusiness Insurance     Iowa                                   The company provides property and casualty insurance
  Company                                                                      primarily to agricultural businesses.
------------------------------------------------------------------------------------------------------------------------------------

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
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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Arena, LLC*                Ohio                                   The purpose of the company is to develop Nationwide
                                                                               Arena and to engage in related development activity.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Asset Management           England and Wales                      The company is a holding company for a group engaged
  Holdings, Limited*                                                           in the management of pension fund assets, unit trusts
                                                                               and other collective investment schemes, investment
                                                                               trusts and portfolios for corporate clients.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Assurance Company          Wisconsin                              The company underwrites non-standard automobile and
                                                                               motorcycle insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Atlantic Insurance         Ohio                                   The company writes personal lines residential
  Company                                                                      property  insurance in the State of Florida.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Capital Mortgage, LLC      Ohio                                   This company is a holding company that funds/owns
                                                                               commercial mortgage loans on an interim basis, hedges
                                                                               the loans during the ownership period, and then sells
                                                                               the loans as part of a securitization to generate
                                                                               profit.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Cash Management            Ohio                                   The company buys and sells investment securities of
  Company*                                                                     a short-term nature as agent for other corporations,
                                                                               foundations, and insurance company separate accounts.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Community Development      Ohio                                   The company holds investments in low-income housing
  Corporation, LLC                                                             funds.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Corporation                Ohio                                   The company acts primarily as a holding company
                                                                               for entities affiliated with Nationwide Mutual
                                                                               Insurance Company and Nationwide Mutual Fire
                                                                               Insurance Company.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Credit Enhancement         Ohio                                   The company is currently inactive.
  Insurance Company
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Assignment       Ohio                                   The company acts as an administrator of structured
  Company                                                                      settlements.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      Delaware                               The company is an insurance agency.
  Distributors Agency, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      New Mexico                             The company is an insurance agency.
  Distributors Agency, Inc. of New
  Mexico
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      Massachusetts                          The company is an insurance agency.
  Distributors Insurance Agency, Inc.
  of Massachusetts
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Bermuda                                The company is a long-term insurer that issues
  (Bermuda) Ltd.*                                                              variable annuity and variable life products
                                                                               to persons outside of the United States and Bermuda.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Delaware                               The Trust's sole purpose is to issue and sell certain
  Capital Trust                                                                securities representing individual beneficial
                                                                               interests in the assets of the Trust.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Delaware                               The Trust's sole purpose is to issue and sell certain
  Capital Trust II                                                             securities representing individual beneficial
                                                                               interests in the assets of the Trust.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services,        Delaware                               The company acts primarily as a holding company for
  Inc.*                                                                        companies within the Nationwide organization that
                                                                               offer or distribute long-term savings and retirement
                                                                               products.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Sp. Z o.o        Poland                                 The company provides distribution services for its
                                                                               affiliate Nationwide Towarzystwo Ubezpieczen na Zycie
                                                                               S.A. in Poland.
------------------------------------------------------------------------------------------------------------------------------------

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
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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Structured       Ohio                                   The company captures and reports the results of the
  Products, LLC                                                                structured products business unit.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Foundation*                Ohio                                   The company contributes to non-profit activities and
                                                                               projects.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide General Insurance          Ohio                                   The company transacts a general insurance business,
  Company                                                                      except life insurance, and primarily provides
                                                                               automobile and fire insurance to select customers.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Finance, LLC        Ohio                                   The company acts as a support company for Nationwide
                                                                               Global Holdings, Inc. in its international
                                                                               capitalization efforts.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Funds               Luxembourg                             This company issues shares of mutual funds.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Holdings, Inc.*     Ohio                                   The company is a holding company for the
                                                                               international operations of Nationwide.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Holdings-NGH        Brazil                                 The company acts as a holding company for
  Brasil Participacoes, Ltda.                                                  subsidiaries of the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Services EIG        Luxembourg                             The company provides shared services to PanEuroLife,
                                                                               Europewide Life SA, Europewide Financial S.A. (f.k.a.
                                                                               Dancia Life S.A.) and Nationwide Global Holdings,
                                                                               Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Indemnity Company*         Ohio                                   The company is involved in the reinsurance business
                                                                               by assuming business from Nationwide Mutual Insurance
                                                                               Company and other insurers within the Nationwide
                                                                               Insurance organization.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Company of       Wisconsin                              The company is an independent agency personal lines
  America                                                                      underwriter of property and casualty insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Company of       Ohio                                   The company transacts general insurance business
  Florida*                                                                     except life insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Management       Ohio                                   The company provides management services to Cap Pro
  Services, Inc.                                                               Insurance Agency Services, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Sales Company,   Ohio                                   The company provides administrative services for the
  LLC                                                                          product sales and distribution channels of Nationwide
                                                                               Mutual Insurance Company and its affiliated and
                                                                               subsidiary insurance companies.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide International              California                             The company is a special risk, excess and
  Underwriters                                                                 surplus  lines underwriting manager.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Investment Services        Oklahoma                               This is a limited broker-dealer company doing
  Corporation**                                                                business in the deferred compensation market and acts
                                                                               as an investment advisor.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Life and Annuity Company   Delaware                               The company provides individual life insurance of
  America**                                                                    products.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Life and Annuity           Ohio                                   The company engages in underwriting life
  Insurance Company**                                                          insurance and  granting, purchasing, and disposing of
                                                                               annuities.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Life Insurance             Ohio                                   The company provides individual life insurance, group
  Company*                                                                     life and health insurance, fixed and variable annuity
                                                                               products, and other life insurance products.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Life Insurance             Pennsylvania                           The company provides individual life insurance and
  Company of America*                                                          group annuity products.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Life Insurance Company     Delaware                               The company insures against personal injury,
  of Delaware*                                                                 disability or death resulting from traveling,
                                                                               sickness or other general accidents, and every type
                                                                               of insurance appertaining thereto.
------------------------------------------------------------------------------------------------------------------------------------

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
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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Lloyds                     Texas                                  The company markets commercial property insurance
                                                                               in Texas.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Management Systems, Inc.   Ohio                                   The company offers a preferred provider organization
                                                                               and other related products and services.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Maritima Vida E            Brazil                                 The company operates as a licensed insurance company
  Previdencia SA*                                                              in the categories of life and unrestricted private
                                                                               pension plans in Brazil.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Mutual Capital, LLC        Ohio                                   The company acts as a private equity fund investing
  (f.k.a. Nationwide Strategic                                                 in companies for investment purposes and to create
  Investment Fund, LLC).                                                       strategic opportunities for Nationwide.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Mutual Fire Insurance      Ohio                                   The company engages in a general insurance and
  Company                                                                      reinsurance business, except life insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Mutual Insurance           Ohio                                   The company engages in a general insurance and
  Company*                                                                     reinsurance business, except life insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Private Equity Fund, LLC   Ohio                                   The company invests in private equity funds.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Properties, Ltd.           Ohio                                   The company is engaged in the business of developing,
                                                                               owning and operating real estate and real estate
                                                                               investments.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Property and Casualty      Ohio                                   The company engages in a general insurance business,
  Insurance Company                                                            except life insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Provident Distributors,    Delaware                               The company is currently inactive.
  Inc.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Provident Holding          Pennsylvania                           The company is a holding company for non-insurance
  Company*                                                                     subsidiaries.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Realty Investors, Ltd.*    Ohio                                   The company is engaged in the business of developing,
                                                                               owning and operating real estate and real estate
                                                                               investment.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Delaware                               The company markets and administers deferred
  Inc.*                                                                        compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Alabama                                The company provides retirement products, marketing
  Inc. of Alabama                                                              and education and administration to public employees
                                                                               and educators.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Arizona                                The company markets and administers deferred
  Inc. of Arizona                                                              compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Arkansas                               The company markets and administers deferred
  Inc. of Arkansas                                                             compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Montana                                The company markets and administers deferred
  Inc. of Montana                                                              compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Nevada                                 The company markets and administers deferred
  Inc. of Nevada                                                               compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      New Mexico                             The company markets and administers deferred
  Inc. of New Mexico                                                           compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Ohio                                   The company provides retirement products, marketing
  Inc. of Ohio                                                                 and education and administration to public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Oklahoma                               The company markets and administers deferred
  Inc. of Oklahoma                                                             compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      South Dakota                           The company markets and administers deferred
  Inc. of South Dakota                                                         compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------

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

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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Texas                                  The company markets and administers deferred
  Inc. of Texas                                                                compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Wyoming                                The company markets and administers deferred
  Inc. of Wyoming                                                              compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Massachusetts                          The company markets and administers deferred
  Insurance Agency, Inc.                                                       compensation plans for public employees.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Securities, Inc.*          Ohio                                   The company is a registered broker-dealer and
                                                                               provides investment management and administrative
                                                                               services.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Services Company,          Ohio                                   The company performs shared services functions for
  LLC                                                                          the Nationwide organization.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Services Sp. Z o.o.        Poland                                 The company provides services to Nationwide Global
                                                                               Holdings, Inc. in Poland.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Towarzystwo Ubezpieczen    Poland                                 The company is authorized to engage in the business
  na Zycie S.A.*                                                               of life insurance and pension products in Poland.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide Trust Company, FSB         United States                          This is a federal savings bank chartered by the
                                                                               Office of Thrift Supervision in the United States
                                                                               Department of the Treasury to exercise custody and
                                                                               fiduciary powers.
------------------------------------------------------------------------------------------------------------------------------------
  Nationwide UK Holding Company, Ltd.*  England and Wales                      The company is a holding company for a group engaged
                                                                               in the management of pension fund assets, unit trusts
                                                                               and other collective investment schemes, investment
                                                                               trusts and portfolios for corporate clients.
------------------------------------------------------------------------------------------------------------------------------------
  Newhouse Capital Partners, LLC*       Delaware                               The company invests in financial services companies
                                                                               that specialize in e-commerce and promote
                                                                               distribution of financial services.
------------------------------------------------------------------------------------------------------------------------------------
  Newhouse Special Situations Fund      Delaware                               The company owns and manages contributed securities
  I, LLC                                                                       in  order to achieve long-term capital appreciation
                                                                               from thecontributed securities and through
                                                                               investments in a portfolio of other equity
                                                                               investments in financial service and other related
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  NF Reinsurance Ltd.*                  Bermuda                                The company serves as a captive reinsurer for
                                                                               Nationwide Life Insurance Company's universal life,
                                                                               term life and annuity business.
------------------------------------------------------------------------------------------------------------------------------------
  NFS Distributors, Inc.                Delaware                               The company acts primarily as a holding company for
                                                                               Nationwide Financial Services, Inc.'s distribution
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  NFSB Investments, Ltd.                Bermuda                                The company buys and sells investment securities for
                                                                               its own account in order to enhance the investment
                                                                               returns of its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
  NGH Luxembourg S.a.r.L.*              Luxembourg                             The company acts primarily as a holding company
                                                                               for the European operations of Nationwide
                                                                               Global Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  NGH Netherlands B.V.                  Netherlands                            The company acts as a holding company for other
                                                                               Nationwide overseas companies.
------------------------------------------------------------------------------------------------------------------------------------

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

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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  NGH UK, Ltd.*                         United Kingdom                         The company functions as a support company for other
                                                                               Nationwide overseas companies.
------------------------------------------------------------------------------------------------------------------------------------
  NorthPointe Capital LLC               Delaware                               The company acts as a registered investment advisor.
------------------------------------------------------------------------------------------------------------------------------------
  PanEuroLife*                          Luxembourg                             The company provides individual life insurance,
                                                                               primarily in the United Kingdom, Belgium and
                                                                               France.
------------------------------------------------------------------------------------------------------------------------------------
  Pension Associates, Inc.              Wisconsin                              The company provides pension plan administration and
                                                                               record keeping services, and pension plan and
                                                                               compensation consulting.
------------------------------------------------------------------------------------------------------------------------------------
  PNAM, Inc.                            Delaware                               The company is a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Premier Agency, Inc.                  Iowa                                   This company is an insurance agency.
------------------------------------------------------------------------------------------------------------------------------------
  Provestco, Inc.                       Delaware                               The company serves as a general partner in certain
                                                                               real estate limited partnerships invested in by
                                                                               Nationwide Life Insurance Company of America.
------------------------------------------------------------------------------------------------------------------------------------
  Quick Sure Auto Agency, Inc.          Texas                                  The company is an insurance agency and operates as an
                                                                               employee agent "storefront" for Titan Insurance
                                                                               Services.
------------------------------------------------------------------------------------------------------------------------------------
  RCMD Financial Services, Inc.         Delaware                               The company is a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Retention Alternatives, Ltd.*         Bermuda                                The company is a captive insurer and writes first
                                                                               dollar insurance policies in workers' compensation,
                                                                               general liability and automobile liability for
                                                                               its affiliates in the United States.
------------------------------------------------------------------------------------------------------------------------------------
  RF Advisors, Inc.                     Pennsylvania                           The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Riverview International Group, Inc.   Delaware                               The company is an investment advisor and a broker
                                                                               dealer.
------------------------------------------------------------------------------------------------------------------------------------
  RP&C International, Inc.              Ohio                                   The company is an investment-banking firm that
                                                                               provides specialist advisory services and innovative
                                                                               financial solutions to public and private companies
                                                                               internationally.
------------------------------------------------------------------------------------------------------------------------------------
  Scottsdale Indemnity Company          Ohio                                   The company is engaged in a general insurance
                                                                               business, except life insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Scottsdale Insurance Company          Ohio                                   The company primarily provides excess and surplus
                                                                               lines of property and casualty insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Scottsdale Surplus Lines Insurance    Arizona                                The company provides excess and surplus lines
  Company                                                                      coverage on a non-admitted basis.
------------------------------------------------------------------------------------------------------------------------------------
  Siam Ar-Na-Khet Company Limited       Thailand                               The company is a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Software Development Corporation      Delaware                               The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  TBG Advisory Services Corporation     California                             The company is an investment advisor.
  (d.b.a. TBG Advisors)
------------------------------------------------------------------------------------------------------------------------------------
  TBG Aviation, LLC                     California                             The company holds an investment in a leased airplane
                                                                               and maintains an operating agreement with Flight
                                                                               Options.
------------------------------------------------------------------------------------------------------------------------------------
  TBG Danco Insurance Company           California                             The corporation provides life insurance and
                                                                               individual executive estate planning.
------------------------------------------------------------------------------------------------------------------------------------
  TBG Financial Acquisition             Delaware                               The company was formed in order to redomesticate TBG
  Corporation (n.k.a. TBG Insurance                                            Insurance Services Corporation from California to
  Services Corporation)*                                                       Delaware. On December 23, 2004, TBG Insurance
                                                                               Services Corporation was merged into TBG Financial
                                                                               Acquisition Corporation. The name was changed to
                                                                               "TBG Insurance Services Corporation" on the same day.
                                                                               The company markets and administers executive benefit
                                                                               plans.
------------------------------------------------------------------------------------------------------------------------------------

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

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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  TBG Financial & Insurance             California                             The company consults with corporate clients and
  Services Corporation*                                                        financial institutions on the development and
                                                                               implementation of proprietary and/or private
                                                                               placement insurance products for the financing of
                                                                               executive benefit programs and individual executive's
                                                                               estate planning requirements. As a broker dealer,
                                                                               TBG Financial & Insurance Services Corporation
                                                                               provides access to institutional insurance investment
                                                                               products.
------------------------------------------------------------------------------------------------------------------------------------
  TBG Financial & Insurance Services    Hawaii                                 The corporation consults with corporate clients and
  Corporation of Hawaii                                                        financial institutions on the development and
                                                                               implementation of proprietary, private placement and
                                                                               institutional insurance products.
------------------------------------------------------------------------------------------------------------------------------------
  THI Holdings (Delaware), Inc.*        Delaware                               The company acts as a holding company for certain
                                                                               subsidiaries of the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  The 401(k) Companies, Inc.            Texas                                  The company acts as a holding company for certain
                                                                               subsidiaries of the Nationwide group of companies.
------------------------------------------------------------------------------------------------------------------------------------
  The 401(k) Company                    Texas                                  The company is a third-party administrator providing
                                                                               record-keeping services for 401(k) plans.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Agency, Inc. (d.b.a.       Michigan                               The company is an insurance agency that primarily
  Arlans Agency)                                                               sells non-standard automobile insurance for Titan
                                                                               Insurance Company in Michigan.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Insurance                  Nevada                                 The company is an insurance agency that operates as
                                                                               an employee agent "storefront" for Titan Indemnity
                                                                               Company in Nevada.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Insurance of               Pennsylvania                           The company is an insurance agency that operates as
  Pennsylvania, Inc.                                                           an employee agent "storefront" for Titan Indemnity
                                                                               Company in Pennsylvania.  The company is currently
                                                                               inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Insurance of Arizona,      Arizona                                The company is an insurance agency that operates as
  Inc.                                                                         an employee agent "storefront" for Titan Indemnity
                                                                               Company in Arizona.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Insurance of New Mexico,   New Mexico                             The company is an insurance agency that operates as
  Inc.                                                                         an employee agent "storefront" for Titan Indemnity
                                                                               Company in New Mexico.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Auto Insurance, Inc.            Colorado                               The company is an insurance agency and operates as
                                                                               an employee agent "storefront" for Titan Indemnity
                                                                               Company in Colorado.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Holdings Service Corporation    Texas                                  The company acts as a holding company specifically
                                                                               for Titan corporate employees.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Indemnity Company               Texas                                  The company is a multi-line insurance company and
                                                                               is operating primarily as a property and casualty
                                                                               insurance company.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Insurance Company               Michigan                               This is a property and casualty insurance company.
------------------------------------------------------------------------------------------------------------------------------------
  Titan Insurance Services, Inc.        Texas                                  The company is a Texas grandfathered managing general
                                                                               agency.
------------------------------------------------------------------------------------------------------------------------------------
  Titan National Auto Call Center,      Texas                                  The company is licensed as an insurance agency that
  Inc.                                                                         operates as an employee agent "call center" for Titan
                                                                               Indemnity Company.
------------------------------------------------------------------------------------------------------------------------------------
  VertBoise, SA*                        Luxembourg                             The company acts as a real property holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Veterinary Pet Insurance Company*     California                             The company provides pet insurance.
------------------------------------------------------------------------------------------------------------------------------------
  Veterinary Pet Services, Inc.*        California                             The company acts as a holding company.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Automobile Insurance         Ohio                                   The company is a property and casualty insurance
  Company                                                                      company.
------------------------------------------------------------------------------------------------------------------------------------



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     COMPANY                             STATE/COUNTRY       NO. VOTING                      PRINCIPAL BUSINESS
                                              OF             SECURITIES
                                         ORGANIZATION      (SEE ATTACHED
                                                            CHART UNLESS
                                                             OTHERWISE
                                                             INDICATED)
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Financial Corporation        Delaware                               The company acts as a holding company specifically
                                                                               for corporate employees of the Victoria group of
                                                                               companies.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Fire & Casualty Company      Ohio                                   The company is a property and casualty insurance
                                                                               company.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Insurance Agency, Inc.       Ohio                                   The company is an insurance agency that acts as a
                                                                               broker for independent agents appointed with the
                                                                               Victoria companies in the state of Ohio.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria National Insurance Company   Ohio                                   The company is a property and casualty insurance
                                                                               company.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Select Insurance Company     Ohio                                   The company is a property and casualty insurance
                                                                               company.
------------------------------------------------------------------------------------------------------------------------------------
  Victoria Specialty Insurance          Ohio                                   The company is a property and casualty insurance
  Company                                                                      company.
------------------------------------------------------------------------------------------------------------------------------------
  VPI Services, Inc.                    California                             The company operates as a nationwide pet registry
                                                                               service for holders of Veterinary Pet Insurance
                                                                               policies, including pet indemnification and lost pet
                                                                               recovery program.
------------------------------------------------------------------------------------------------------------------------------------
  Washington Square Administrative      Pennsylvania                           The company provides administrative services to
  Services, Inc.                                                               Nationwide Life and Annuity Company of America.
------------------------------------------------------------------------------------------------------------------------------------
  Western Heritage Insurance            Arizona                                The company underwrites excess and surplus lines
  Company                                                                      of property and casualty insurance.
------------------------------------------------------------------------------------------------------------------------------------
  W.H.I. of New York, Inc.              New York                               The company is an insurance agency and operates as an
                                                                               employee agent "storefront" for Titan Indemnity
                                                                               Company in New York.  This company is currently
                                                                               inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Whitehall Holdings, Inc.              Texas                                  The company acts as a holding company for the Titan
                                                                               group of agencies.
------------------------------------------------------------------------------------------------------------------------------------
  Whitehall Insurance Agency of         Texas                                  The company is a Texas licensed insurance agency.
  Texas, Inc.                                                                  The company is currently inactive.
------------------------------------------------------------------------------------------------------------------------------------
  Whitehall of Indiana, Inc. (d.b.a.    Indiana                                The company is an insurance agency and operates as an
  Titan Auto Insurance of Indiana)                                             employee agent "storefront" for Titan Indemnity
                                                                               Company in Indiana.
------------------------------------------------------------------------------------------------------------------------------------
  W.I. of Florida (d.b.a. Titan Auto    Florida                                The company is an insurance agency and operates as an
  Insurance)                                                                   employee agent "storefront" for Titan Indemnity
                                                                               Company in Florida.
------------------------------------------------------------------------------------------------------------------------------------
  William J. Lynch and Associates,      California                             The company specializes in the analysis and funding
  Inc.                                                                         of corporate benefit liabilities.
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                     COMPANY                     STATE/COUNTRY OF        NO. VOTING SECURITIES           PRINCIPAL BUSINESS
                                                   ORGANIZATION           (SEE ATTACHED CHART
                                                                            UNLESS OTHERWISE
                                                                              INDICATED)
-----------------------------------------------------------------------------------------------------------------------------------
  *   MFS Variable Account                             Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Multi-Flex Variable Account           Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-A                 Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-B                 Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-C                 Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-D                 Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account                      Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-II                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-3                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-4                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-5                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-6                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-7                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-8                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-9                    Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-10                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-11                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-12                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-13                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-14                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-15                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-16                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-17                   Ohio                                       Issuer of Annuity Contracts
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Provident VA Separate             Pennsylvania                                   Issuer of Annuity Contracts
      Account 1
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Provident VA Separate               Delaware                                     Issuer of Annuity Contracts
      Account A
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-A                 Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-B                 Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate Account-C                 Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate Account-D                 Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-G                 Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account                  Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-2                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-3                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-4                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-5                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-6                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
      Nationwide VLI Separate Account-7                Ohio                                       Issuer of Life Insurance
                                                                                                  Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Provident VLI Separate            Pennsylvania                                   Issuer of Life Insurance
      Account 1                                                                                   Policies
-----------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Provident VLI Separate              Delaware                                     Issuer of Life Insurance
      Account A                                                                                   Policies
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            (left side)
                    -----------------------
                    |   FARMLAND MUTUAL   |
                    |  INSURANCE COMPANY  |
                    |                     |
                    | Guaranty Fund       |__________________________________________
                    | -------------       |__________________________________________
                    | Certificate         |
                    | -----------         |
                    |                     |
                    | Casualty            |
                    -----------------------
                               |
                               |
                               |                                                      ____________
                               |                                                      |
                               |                       ----------------------------   |
----------------------------   |                       |    NATIONWIDE GENERAL    |   |
|        F & B, INC.       |   |                       |    INSURANCE COMPANY     |   |
|                          |   |                       |                          |   |
| Common Stock: 1 Share    |   |                       | Common Stock:  20,000    |___|
| -------------            |   |                       | -------------  Shares    |   |
|                          |___|                       |                          |   |
| Farmland                 |   |                       | Casualty-100%            |   |
| Mutual-100%              |   |                       ----------------------------   |
|                          |   |                                                      |
----------------------------   |                       ----------------------------   |
                               |                       |    NATIONWIDE PROPERTY   |   |
----------------------------   |                       |        AND CASUALTY      |   |
|   COOPERATIVE SERVICE    |   |                       |     INSURANCE COMPANY    |   |
|         COMPANY          |   |                       |                          |   |
|                          |   |                       | Common Stock:  60,000    |___|
| Common Stock: 600 Shares |   |                       | -------------  Shares    |   |
| -------------            |___|                       |                          |   |
|                          |                           | Casualty-100%            |   |
| Farmland                 |                           ----------------------------   |
| Mutual-100%              |                                                          |
----------------------------                           ----------------------------   |
                                                       |   NATIONWIDE ASSURANCE   |   |
                                                       |         COMPANY          |   |
                                                       |       (ASSURANCE)        |   |
                                                       |                          |   |
                                                       | Common Stock:  1,750     |___|
                                                       | -------------  Shares    |   |
                                                       |                          |   |
                                                       | Casualty-100%            |   |
                                                       ----------------------------   |
                                                                                      |
                                                       ----------------------------   |
                                                       |  NATIONWIDE AGRIBUSINESS |   |
                                                       |    INSURANCE COMPANY     |   |
                                                       |                          |   |
                                                       | Common Stock:  94,992    |   |
                                                       | -------------  Shares    |   |
                                                       |                          |___|
                                                       | Casualty-100%            |   |
                                                       | Other Capital:           |   |
                                                       | --------------           |   |
                                                       | Casualty-Pfd.            |   |
                                                       ----------------------------   |
                                                                                      |
                                                       ----------------------------   |
                                                       |     NATIONAL CASUALTY    |   |
                                                       |          COMPANY         |   |
                                                       |            (NC)          |   |
                                                       |                          |   |
                                                       | Common Stock: 100 Shares |___|
                                                       | -------------            |
                                                       |                          |
                                                       | Casualty-100%            |
                                                       ----------------------------
                                                                   |
                                                                   |
                                                       ----------------------------
                                                       |   NCC OF AMERICA, LTD.   |
                                                       |         (INACTIVE)       |
                                                       |                          |
                                                       |                          |
                                                       | NC-100%                  |
                                                       |                          |
                                                       ----------------------------

                                  NATIONWIDE(R)                                                       (middle)
  ------------------------------------------
  |                                        |
  |                                        |
  |                                        |
__|           NATIONWIDE MUTUAL            |__________________________________________
__|           INSURANCE COMPANY            |__________________________________________
  |              (CASUALTY)                |
  |                                        |
  |                                        |
  |                                        |
  ------------------------------------------
                        |
                        |
                        |
______________________________________________________________________________________________________________________
    |                                  |                                           |
    |                                  |   --------------------------------        |   -------------------------------
    |                                  |   |         SCOTTSDALE           |        |   |         SCOTTSDALE          |
    |                                  |   |      INSURANCE COMPANY       |        |   |      INDEMNITY COMPANY      |
    |                                  |   |            (SIC)             |        |   |                             |
    |                                  |   |                              |        |   | Common Stock:  50,000       |
    |                                  |___| Common Stock: 30,136         |        |___| -------------  Shares       |
    |                                  |   | ------------- Shares         |        |   |                             |
    |                                  |   |                              |        |   |                             |
    |                                  |   | Casualty-100%                |        |   | Casualty-100%               |
    |                                  |   |         (See Page 2)         |        |   -------------------------------
    |                                  |   --------------------------------        |
    |                                  |                                           |   -------------------------------
    |   ----------------------------   |  --------------------------------         |   |          NATIONWIDE         |
    |   |  NATIONWIDE MANAGEMENT   |   |  |            ALLIED            |         |   |       INDEMNITY COMPANY     |
    |   |      SYSTEMS, INC.       |   |  |          GROUP, INC.         |         |   |        (NW INDEMNITY)       |
    |   |                          |   |  |            (AGI)             |         |   | Common Stock:  28,000       |
    |___| Common Stock: 100 Shares |   |  |                              |         |___| -------------  Shares       |
    |   | -------------            |   |__| Common Stock: 850 Shares     |         |   |                             |
    |   |                          |   |  | -------------                |         |   |                             |
    |   | Casualty-100%            |   |  |                              |         |   | Casualty-100%               |
    |   ----------------------------   |  | Casualty-100%                |         |   -------------------------------
    |                                  |  |         (See Page 2)         |         |
    |   ----------------------------   |  |                              |         |
    |   |   NATIONWIDE AFFINITY    |   |  --------------------------------         |   -------------------------------
    |   |    INSURANCE COMPANY     |   |                                           |   |           LONE STAR         |
    |   |        OF AMERICA        |   |   --------------------------------        |   |     GENERAL AGENCY, INC.    |
    |   |                          |   |   |             RP&C             |        |   |                             |
    |   | Common Stock: 500,000    |___|   |         INTERNATIONAL        |        |   | Common Stock:  1,000        |
    |   | ------------- Shares     |   |   |                              |        |___| -------------  Shares       |
    |   |                          |   |___| Common Stock: 1,050          |        |   |                             |
    |   | Casualty-100%            |   |   | ------------- Shares         |        |   |                             |
    |   ----------------------------   |   |                              |        |   | Casualty-100%               |
    |                                  |   | Casualty-21.9%               |        |   -------------------------------
    |   ----------------------------   |   --------------------------------        |                 ||
    |   |     NEWHOUSE CAPITAL     |   |                                           |                 ||
    |   |      PARTNERS, LLC       |   |   --------------------------------        |   -------------------------------
    |   |                          |   |   |      NATIONWIDE CAPITAL      |        |   |        COLONIAL COUNTY      |
    |   | Casualty-70%             |___|   |        MORTGAGE, LLC         |        |   |       MUTUAL INSURANCE      |
    |   |                          |   |   |                              |        |   |            COMPANY          |
    |   | GGV-19%                  |   |___| Mutual-5%                    |        |   |                             |
    |   |                          |   |   |                              |        |   | Surplus Debentures:         |
    |   | Fire-10%                 |   |   | NW Indemnity-95%             |        |   | -------------------         |
    |   ----------------------------   |   |                              |        |   |                             |
    |                                  |   --------------------------------        |   | Assurance                   |
    |   ----------------------------   |                                           |   | Lone Star                   |
    |   |                          |   |   --------------------------------        |   |                             |
    |   |     NATIONWIDE LLOYDS    |   |   |     NATIONWIDE INSURANCE     |        |   -------------------------------
    |   |                          |___|   |      COMPANY OF FLORIDA      |        |
    |   |       A TEXAS LLOYDS     |___|   |                              |        |   -------------------------------
    |   |                          |   |___| Common Stock: 10,000         |        |   |     NATIONWIDE SERVICES     |
    |   |                          |   |   | ------------  Shares         |        |   |         COMPANY, LLC        |
    |   |                          |   |   |                              |        |   |                             |
    |   ----------------------------   |   | Casualty-100%                |        |   | Single Member Limited       |
    |                                  |   |                              |        |---| Liability Company           |
    |   ----------------------------   |   --------------------------------        |   |                             |
    |   |       THI HOLDINGS       |   |                                           |   | Casualty-100%               |
    |   |      DELAWARE, INC.      |   |   --------------------------------        |   -------------------------------
    |   |          (THI)           |   |   |      NATIONWIDE CREDIT       |        |
    |   |                          |   |   |    ENHANCEMENT INSURANCE     |        |   -------------------------------
        | Common Stock: 100 Shares |   |___|           COMPANY            |        |   |       AMERICAN MARINE       |
        |                          |   |   |                              |        |   |      UNDERWRITERS, INC.     |
        | Casualty-100%            |   |   |    Casualty-100%             |        |   |                             |
        |                          |   |   |                              |        |   | Common Stock:  20 Shares    |
        | (See page 3)             |   |   --------------------------------        |___| -------------               |
        ----------------------------   |                                               |                             |
                                       |                                               | Casualty-100%               |
                                       |   --------------------------------            |                             |
                                       |   |                              |            -------------------------------
                                       |   |        BLUESPARK, LLC        |
                                       |---|                              |
                                       |   |    Casualty-100%             |
        ----------------------------   |   |                              |
        |   NATIONWIDE ATLANTIC    |   |   --------------------------------
        |    INSURANCE COMPANY     |   |
        |                          |___|
        | Casualty-100%            |
        |                          |
        ----------------------------


                                                                                                                        (right side)
  ------------------------------------------                                                                ------------------------
  |                                        |                                                                |      NATIONWIDE      |
  |                                        |                                                                |      FOUNDATION      |
  |                                        |                                                                |                      |
  |           NATIONWIDE MUTUAL            |                                                                |      MEMBERSHIP      |
__|        FIRE INSURANCE COMPANY          |                                                                |      NONPROFIT       |
__|                (FIRE)                  |                                                                |     CORPORATION      |
  |                                        |                                                                ------------------------
  |                                        |
  |                                        |
  ------------------------------------------
                  |
                  |_________________________________________________________________________________________________
                                                                            |                    |                  |
_________________________________________________________________________   |                    |                  |
                   |                                       |            |   |                    |                  |
                   |   --------------------------------    |   --------------------------------  |  --------------------------------
                   |   |       NATIONWIDE CASH        |    |   |          NATIONWIDE          |  |  |                              |
                   |   |      MANAGEMANT COMPANY      |    |   |          CORPORATION         |  |  |       RETENTION              |
                   |   |                              |    |   | Common Stock:  13,642,432    |  |  |   ALTERNATIVES, LTD.         |
                   |   |                              |    |   | -------------  Shares        |  |  | Common Stock: 120,000 SHARES |
                   |___| Common Stock:  100 Shares    |    |   |                              |  |  | -------------                |
                   |   | -------------                |    |   |                              |  |  |                              |
                   |   |                              |    |   |                              |  |  | Fire-100%                    |
                   |   |                              |    |   |                              |  |  |                              |
                   |   | Casualty-100%                |    |   | Casualty 95.2%               |  |  --------------------------------
                   |   --------------------------------    |   | Fire      4.8%               |  |
                   |                                       |   |                              |  |
                   |   --------------------------------    |   |             (See Page 4)     |  |
                   |   |                              |    |   --------------------------------  |
                   |   |                              |    |                                     |
                   |   |          NATIONWIDE          |    |   --------------------------------  |
                   |   |           ARENA LLC          |    |   |       ALLNATIONS, INC.       |  |
                   |---|                              |    |   | Common Stock:  12,033 Shares |  |  --------------------------------
                   |   |                              |    |   | -------------                |  |  |                              |
                   |   |                              |    |   |                              |  |  |          NATIONWIDE          |
                   |   | Casualty-90%                 |    |   | Casualty-16.5%               |  |  |        PRIVATE EQUITY        |
                   |   |                              |    |___| Fire-16.5%                   |__|--|          FUND, LLC           |
                   |   --------------------------------    |   | Preferred Stock: 1,466 Shares|     |                              |
                   |                                       |   | ----------------             |     | Casualty-100%                |
                   |   --------------------------------    |   |                              |     |                              |
                   |   |     NATIONWIDE INSURANCE     |    |   | Casualty-6.8%                |     --------------------------------
                   |   |      SALES COMPANY, LLC      |    |   | Fire-6.8%                    |
                   |   |            (NISC)            |    |   --------------------------------
                   |   |                              |    |
                   |---|     Single Member Limited    |__  |   --------------------------------
                   |   |       Liability Company      | |  |   |   NATIONWIDE INTERNATIONAL   |
                   |   |                              | |  |   |         UNDERWRITERS         |
                   |   | Casualty-100%                | |  |   |                              |
                   |   -------------------------------- |  |   | Common Stock:  1,000         |
                   |                   |                |  |___| -------------  Shares        |
                   |                   |                |  |   |                              |
                   |   -------------------------------- |  |   |                              |
                   |   |           INSURANCE          | |  |   | Casualty-100%                |
                   |   |      INTERMEDIARIES, INC.    | |  |   --------------------------------
                   |   |                              | |  |
                   |   | Common Stock: 1,615          | |  |   --------------------------------
                   |   | ------------- Shares         | |  |   |     CRESTBROOK INSURANCE     |
                   |   |                              | |  |   |            COMPANY           |
                   |   |                              | |  |   |                              |
                   |   | NISC-100%                    | |  |   | Common Stock:  52,000        |
                   |   -------------------------------- |  |___| -------------  Shares        |
                   |                                    |  |   |                              |
                   |   -------------------------------- |  |   |                              |
                   |   |      DISCOVER INSURANCE      | |  |   | Casualty-100%                |
                   |   |          AGENCY, LLC         | |  |   --------------------------------
                   |   |                              | |  |
                   |   |     Single Member Limited    | |  |   --------------------------------
                   |   |       Liability Company      |--  |   |      NATIONWIDE REALTY       |
                   |   |                              |    |   |        INVESTORS, LTD        |
                   |   | NISC-100%                    |    |   |                              |
                   |   |                              |    |   | Casualty-95%                 |
                   |   --------------------------------    |---|                              |
                   |                                       |   | NW Indemnity-5%              |
                   |   --------------------------------    |   |                              |
                   |   |      DISCOVER INSURANCE      |    |   --------------------------------
                   |   |          AGENCY OF           |    |
                   |   |          TEXAS, LLC          |    |   --------------------------------
                   |   |                              |    |   |           NATIONWIDE         |
                   |___|     Single Member Limited    |    |   |       MUTUAL CAPITAL,LLC     |
                   |___|       Liability Company      |    |   |                              |
                       |                              |    |---|     Single Member Limited    |
                       |                              |    |   |       Liability Company      |
                       --------------------------------        |                              |
                                                               | Casualty-100%                |
                                                               |                              |
                                                               --------------------------------


                                                                                Subsidiary Companies      -- Solid Line
                                                                                Contractual Association   -- Double Line
                                                                                Limited Liability Company -- Dotted Line

                                                                                June 30, 2005

                                                                            (left side)
                    -----------------------
                    |   FARMLAND MUTUAL   |
                    |  INSURANCE COMPANY  |
                    |                     |
                    | Guaranty Fund       |__________________________________________
                    | -------------       |__________________________________________
                    | Certificate         |
                    | -----------         |
                    |                     |
                    | Casualty            |
                    |         (See Page 1)|
                    |                     |
                    -----------------------






                               _________________________________________________
                               |                    |
                               |                    |
                               |                    |
----------------------------   |      ----------------------------
|   NATIONWIDE INSURANCE   |   |      |       AID FINANCE        |
|    COMPANY OF AMERICA    |   |      |      SERVICES, INC.      |
|                          |   |      |      (AID FINANCE)       |
| Common Stock:  12,000    |   |      |                          |
| -------------  Shares    |___|      | Common Stock:  10,000    |
|                          |   |      | -------------  Shares    |
|                          |   |      |                          |
| AGI-100%                 |   |      | AGI-100%                 |
----------------------------   |      ----------------------------
                               |                    |
----------------------------   |                    |
|     ALLIED DOCUMENT      |   |      ----------------------------
|     SOLUTIONS, INC.      |   |      |          ALLIED          |
|                          |   |      |     GROUP INSURANCE      |
| Common Stock:  10,000    |   |      |    MARKETING COMPANY     |
| -------------  Shares    |___|      |                          |
|                          |   |      | Common Stock:  20,000    |
|                          |   |      | -------------  Shares    |
| AGI-100%                 |   |      |                          |
----------------------------   |      | Aid Finance-100%         |
                               |      ----------------------------
----------------------------   |
|       DEPOSITORS         |   |      ----------------------------
|    INSURANCE COMPANY     |   |      |         PREMIER          |
|      (DEPOSITORS)        |   |      |         AGENCY           |
|                          |   |      |           INC.           |
| Common Stock:  300,000   |___|______|                          |
| -------------  Shares    |   |      | Common Stock:  100,000   |
|                          |   |      | -------------  Shares    |
| AGI-100%                 |   |      |                          |
----------------------------   |      | AGI-100%                 |
                               |      ----------------------------
----------------------------   |
|     ALLIED PROPERTY      |   |
|       AND CASUALTY       |   |
|    INSURANCE COMPANY     |   |
|      (Allied P & C)      |___|
| Common Stock:  300,000   |
| -------------  Shares    |
|                          |
| AGI-100%                 |
----------------------------

                                  NATIONWIDE(R)                                                       (middle)
               ------------------------------------------
               |                                        |
               |                                        |
               |                                        |
_______________|           NATIONWIDE MUTUAL            |______________________________________________________
_______________|           INSURANCE COMPANY            |______________________________________________________
               |              (CASUALTY)                |
               |             (See Page 1)               |
               |                                        |
               |                                        |
               ------------------------------------------
                                    |__________________________________________________________________________
                                    |
                                    |
                      ----------------------------
                      |          ALLIED          |
                      |        GROUP, INC.       |
                      |           (AGI)          |
                      |                          |
                      | Common Stock: 850 Shares |
                      | -------------            |
                      |                          |
                      | Casualty-100%            |
                      ----------------------------
                                    |
                                    |
                                    |
                                    |
_______________________________________________________________________________________________________________
                  |                                               |
                  |                                               |
                  |                                               |
    -----------------------------                   ----------------------------
    |        NATIONWIDE         |                   |            AMCO          |
    |    ADVANTAGE MORTGAGE     |                   |     INSURANCE COMPANY    |
    |      COMPANY (NAMC)       |                   |           (AMCO)         |
    |                           |                ___|                          |
    |Common Stock: 333,837      |               |   | Common Stock:  300,000   |
    |------------  Shares       |               |   | -------------  Shares    |
    |                           |               |   |                          |
    |AGI-70.09%                 |               |   | AGI-100%                 |
    |AMCO-17.21%                |               |   ----------------------------
    |Allied P&C-8.47%           |               |
    |Depositors-4.23%           |               |   ----------------------------
    -----------------------------               |   |          ALLIED          |
                 |                              |   |      GENERAL AGENCY      |
                 |                              |   |         COMPANY          |
                 |                              |___|                          |
    -----------------------------               |   | Common Stock:  5,000     |
    |           AGMC            |               |   | -------------  Shares    |
    |     REINSURANCE, LTD.     |               |   |                          |
    |                           |               |   | AMCO-100%                |
    | Common Stock:  11,000     |               |   ----------------------------
    | -------------  Shares     |               |
    |                           |               |   ----------------------------
    | NAMC-100%                 |               |   |                          |
    -----------------------------               |   |       ALLIED TEXAS       |
                                                |   |       AGENCY, INC.       |
                                                |___|                          |
                                                |   |                          |
                                                |   | AMCO-100%                |
                                                |   |                          |
                                                |   |                          |
                                                |   ----------------------------
                                                |
                                                |   ----------------------------   ----------------------------
                                                |   |     CALFARM INSURANCE    |   |      CAL-AG INSURANCE    |
                                                |   |           AGENCY         |   |       SERVICES, INC.     |
                                                |   |                          |   |                          |
                                                |___| Common Stock:  1,000     |___| Common Stock:  100       |
                                                    | -------------  Shares    |   | -------------  Shares    |
                                                    |                          |   |                          |
                                                    | AMCO-100%                |   | CalFarm Insurance        |
                                                    |                          |   | Agency-100%              |
                                                    ----------------------------   ----------------------------

                                                                                                      (right)
               ------------------------------------------
               |                                        |
               |                                        |
               |                                        |
_______________|           NATIONWIDE MUTUAL            |
_______________|        FIRE INSURANCE COMPANY          |
               |                (FIRE)                  |
               |             (See Page 1)               |
               |                                        |
               |                                        |
               ------------------------------------------
_____________________________________
                                    |
                                    |
                      ----------------------------
                      |        SCOTTSDALE        |
                      |     INSURANCE COMPANY    |
                      |           (SIC)          |
                      |                          |
                      | Common Stock:  30,136    |
                      | -------------  Shares    |
                      |                          |
                      | Casualty-100%            |
                      ----------------------------
                                    |
                                    |
                                    |
                                    |____________________________________________________________
                                    |                                                           |
                                    |                                                           |
                                    |                                                           |
                                    |                                                           |
                                    |   ----------------------------               ----------------------------
                                    |   |        SCOTTSDALE        |               |      VETERINARY PET      |
                                    |   |       SURPLUS LINES      |               |      SERVICES, INC.      |
                                    |   |     INSURANCE COMPANY    |               |          (VPSI)          |
                                    |___|                          |               |                          |
                                    |   | Common Stock:  10,000    |               | Common Stock:  5,645,527 |
                                    |   | -------------  Shares    |               | -------------  Shares    |
                                    |   |                          |               |                          |
                                    |   | SIC-100%                 |            ___| SIC-60.5%                |
                                    |   ----------------------------           |   ----------------------------
                                    |                                          |
                                    |   ----------------------------           |   ----------------------------
                                    |   |         WESTERN          |           |   |      VETERINARY PET      |
                                    |   |    HERITAGE INSURANCE    |           |   |       INSURANCE CO.      |
                                    |   |         COMPANY          |           |   |          (VPI)           |
                                    |___|                          |           |___|                          |
                                        | Common Stock:  4,776,076 |           |   | VPSI-100%                |
                                        | -------------  Shares    |           |   |                          |
                                        |                          |           |   |                          |
                                        | SIC-100%                 |           |   ----------------------------
                                        ----------------------------           |
                                                                               |   ----------------------------
                                                                               |   |       DVM INSURANCE      |
                                                                               |   |        AGENCY, INC.      |
                                                                               |___|                          |
                                                                               |   | VPSI-100%                |
                                                                               |   |                          |
                                                                               |   ----------------------------
                                                                               |
                                                                               |   ----------------------------
                                                                               |   |     VPI SERVICES, INC.   |
                                                                               |___|                          |
                                                                                   | VPSI-100%                |
                                                                                   |                          |
                                                                                   ----------------------------


                                                                                      Subsidiary Companies      -- Solid Line
                                                                                      Contractual Association   -- Double Line
                                                                                      Limited Liability Company -- Dotted Line

                                                                                      June 30, 2005


                                                           -------------------------
                                                           |    FARMLAND MUTUAL    |
                                                           |   INSURANCE COMPANY   |
                                                           |                       |______
                                                           |Guaranty Fund          |______
                                                           |Certificate            |
                                                           |                       |
                                                           |Casualty               |
                                                           |     (See Page 1)      |
                                                           -------------------------




                __________________________________________________________________________
                |                                         |
                |                                         |
---------------------------------                         |
|    TITAN INDEMNITY COMPANY    |         ----------------------------------
|           (TITAN)             |         |     VICTORIA FINANCIAL CORP.   |
|                               |         |            (VICTORIA)          |
|Common Stock: 4,319,951 Shares |         |                                |
|------------                   |      ___|Common Stock:       1,000 Shares|
|                               |     |   |------------                    |
|                               |     |   |                                |
|THI-100%                       |     |   |                                |
---------------------------------     |   |THI-100%                        |
                |                     |   ----------------------------------
                |                     |
---------------------------------     |
|    TITAN INSURANCE COMPANY    |     |   ----------------------------------
|       (TITAN INSURANCE)       |     |   |         VICTORIA FIRE &        |
|                               |     |   |        CASUALTY COMPANY        |
|Common Stock: 1,000,000 Shares |     |   |         (VICTORIA FIRE)        |
|------------                   |     |___|                                |
|                               |     |   |Common Stock:       1,500 Shares|___
|                               |     |   |------------                    |   |
|Titan-100%                     |     |   |                                |   |
---------------------------------     |   |                                |   |
                |                     |   |Victoria-100%                   |   |
                |                     |   ----------------------------------   |
---------------------------------     |                                        |
|    TITAN AUTO AGENCY, INC.    |     |                                        |
|             (MI)              |     |   ----------------------------------   |
|                               |     |   |       VICTORIA INSURANCE       |   |
|Common Stock:     1,000 Shares |     |   |           AGENCY INC.          |   |
|------------                   |     |   |                                |   |
|                               |     |___|Common Stock: 497 Shares Class B|___|
|                               |         |------------    3 Shares Class A|   |
|Titan Insurance-100%           |         |                                |   |
---------------------------------         |Victoria-100% of                |   |
                                          |Class A & Class B               |   |
                                          ----------------------------------   |
                                                                               |
                                                                               |
                                          ----------------------------------   |
                                          |      VICTORIA AUTOMOBILE       |   |
                                          |       INSURANCE COMPANY        |   |
                                          |                                |   |
                                          |Common Stock:       1,500 Shares|___|
                                          |------------                    |   |
                                          |                                |   |
                                          |                                |   |
                                          |Victoria Fire-100%              |   |
                                          ----------------------------------   |
                                                                               |
                                                                               |
                                          ----------------------------------   |
                                          |       VICTORIA NATIONAL        |   |
                                          |       INSURANCE COMPANY        |   |
                                          |                                |   |
                                          |Common Stock:       1,000 Shares|___|
                                          |------------                    |   |
                                          |                                |   |
                                          |                                |   |
                                          |Victoria Fire-100%              |   |
                                          ----------------------------------   |
                                                                               |
                                                                               |
                                          ----------------------------------   |
                                          |        VICTORIA SELECT         |   |
                                          |       INSURANCE COMPANY        |   |
                                          |                                |   |
                                          |Common Stock:       1,000 Shares|___|
                                          |-------------                   |   |
                                          |                                |   |
                                          |                                |   |
                                          |Victoria Fire-100%              |   |
                                          ----------------------------------   |
                                                                               |
                                                                               |
                                          ----------------------------------   |
                                          |       VICTORIA SPECIALITY      |   |
                                          |        INSURANCE COMPANY       |   |
                                          |                                |   |
                                          |Common Stock:       1,000 Shares|___|
                                          |------------                    |
                                          |                                |
                                          |                                |
                                          |Victoria Fire-100%              |
                                          ----------------------------------

                                NATIONWIDE(R)

                   --------------------------------------
___________________|           NATIONWIDE MUTUAL        |_____________________________________________
___________________|           INSURANCE COMPANY        |_____________________________________________
                   |               (CASUALTY)           |
                   |              (See Page 1)          |
                   --------------------------------------
                                      |
                                      |
                    ------------------------------------
                    |    THI HOLDINGS DELAWARE, INC.   |
                    |               (THI)              |
                    |                                  |
                    |Common Stock:           100 Shares|
                    |------------                      |
                    |                                  |
                    |                                  |
                    |Casualty-100%                     |
                    ------------------------------------
                                     |
                                     |
                                     |
_____________________________________|______________________________________________________________________________
                                     |
                     ----------------------------------
                     |     WHITEHALL HOLDINGS, INC.   |
                     |            (WHITEHALL)         |
                     |                                |
                     |Common Stock:       1,000 Shares|
                     |------------                    |
                     |                                |
                     |                                |
                     |THI-100%                        |
                     ----------------------------------
                                     |
                                     |
                                     |
                                     |
                                     |
----------------------------------   |   ----------------------------------
|      TITAN AUTO INSURANCE      |   |   |       WHITEHALL INSURANCE      |
|        OF ARIZONA, INC.        |   |   |      AGENCY OF TEXAS, INC.     |
|                                |   |   |                                |
|Common Stock:     100,000 Shares|___|___|Common Stock:       1,000 Shares|________________________
|------------                    |   |   |------------                    |                        |
|                                |   |   |                                |                        |
|                                |   |   |                                |                        |
|Whitehall-100%                  |   |   |Whitehall-100%                  |                        |
----------------------------------   |   ----------------------------------                        |
                                     |                                                             |
                                     |                                                             |
----------------------------------   |   ----------------------------------       ----------------------------------
|      TITAN AUTO INSURANCE      |   |   |           WHITEHALL OF         |       |         TITAN INSURANCE        |
|       OF NEW MEXICO, INC.      |   |   |           INDIANA, INC.        |       |           SERVICES INC.        |
|                                |   |   |                                |       |         (TITAN SERVICES)       |
|Common Stock:       1,000 Shares|___|___|Common Stock:      10,000 Shares|    ___|                                |
|------------                    |   |   |------------                    |   |   |Common Stock:           1 Share |
|                                |   |   |                                |   |   |------------                    |
|                                |   |   |                                |   |   |                                |
|Whitehall-100%                  |   |   |Whitehall-100%                  |   |   |Whitehall Ins.-100%             |
----------------------------------   |   ----------------------------------   |   ----------------------------------
                                     |                                        |
                                     |                                        |
----------------------------------   |   ----------------------------------   |   ----------------------------------
|      TITAN AUTO INSURANCE      |   |   |               WI OF            |   |   |      TITAN NATIONAL AUTO       |
|              (NV)              |   |   |           FLORIDA, INC.        |   |   |       CALL CENTER, INC.        |
|                                |   |   |                                |   |   |                                |
|Common Stock:       1,000 Shares|___|___|Common Stock:         100 Shares|   |___|Common Stock:         100 Shares|
|------------                    |   |   |------------                    |   |   |------------                    |
|                                |   |   |                                |   |   |                                |
|                                |   |   |                                |   |   |                                |
|Whitehall-100%                  |   |   |Whitehall-100%                  |   |   |Titan Services-100%             |
----------------------------------   |   ----------------------------------   |   ----------------------------------
                                     |                                        |
                                     |                                        |
----------------------------------   |   ----------------------------------   |   ----------------------------------
|      TITAN AUTO INSURANCE      |   |   |            TITAN AUTO          |   |   |         QUICK SURE AUTO        |
|      OF PENNSYLVANIA, INC.     |   |   |         INSURANCE, INC         |   |   |           AGENCY, INC.         |
|                                |   |   |                                |   |   |                                |
|Common Stock:       1,000 Shares|___|___|Common Stock:       1,000 Shares|   |___|Common Stock:       1,050 Shares|
|------------                    |   |   |------------                    |       |------------                    |
|                                |   |   |                                |       |                                |
|                                |   |   |                                |       |                                |
|Whitehall-100%                  |   |   |Whitehall-100%                  |       |Titan Services-100%             |
----------------------------------   |   ----------------------------------       ----------------------------------
                                     |
                                     |
                                     |   ----------------------------------
                                     |   |              WHI OF            |
                                     |   |          NEW YORK, INC.        |
                                     |   |                                |
                                     |___|Common Stock:         100 Shares|
                                         |------------                    |
                                         |                                |
                                         |                                |
                                         |Whitehall-100%                  |
                                         ----------------------------------

                --------------------------------------
________________|           NATIONWIDE MUTUAL        |
________________|        FIRE INSURANCE COMPANY      |
                |               (CASUALTY)           |
                |              (See Page 1)          |
                --------------------------------------















______________________________________________________________
                                                              |
                                                              |
                                                              |
                                              ----------------------------------
                                              |          TITAN HOLDINGS        |
                                              |        SERVICE CORPORATION     |
                                              |         (TITAN HOLDINGS)       |
                                              |                                |
                                              |Common Stock:      100,00 Share |
                                              |------------                    |
                                              |                                |
                                              |THI-100%                        |
                                              ----------------------------------




                                        Subsidiary Companies      __ Solid Line
                                        Contractual Association   __ Double Line
                                        Limited Liability Company __ Dotted Line

                                        June 30, 2005

_______________________________________________________________________________
                                                                              |
                                                                              |
                                                                              |
                                                                              |
                                                                              |
     ---------------------------------      --------------------------------- |
     |     PANEUROLIFE (PEL)         |      |     NGH LUXEMBOURG S.a.r.L    | |
     |                               |      |          (LUX SA)             | |
     |Common Stock:  1,300,000 Shares|      |                               | |
     |------------                   |   ___|Common Stock:   225,739 Shares |_|
     |                               |__|   |------------                   | |
     |                               |  |   |NGH-64.27%                     | |
     |LUX SA-99.99%                  |  |   |NETHER-35.73%                  | |
     |NGH-.01%                       |  |   --------------------------------- |
     ---------------------------------  |                                     |
                  |                     |   --------------------------------- |
     ---------------------------------  |   |         NGH UK, LTD.          | |
     |      VERTBOIS, SA             |  |   |                               | |
     |                               |  |   |                               | |
     |                               |  |   |                               | |
     |                               |  |___|                               | |-
     |                               |  |   |                               | |
     |                               |  |   |                               | |
     |                               |  |   |LUX SA-100%                    | |
     |                               |  |   --------------------------------- |
     | PEL-99.99%                    |  |                                     |
     | LUX SA-.01%                   |  |                                     |
     ---------------------------------  |   --------------------------------- |
                                        |   |   GRUPO VIDA PARTICIPACOES    | |
                                        |   |          LTDA (GRUPO)         | |
     ---------------------------------  |   |                               | |
     |    NATIONWIDE GLOBAL          |  |___|                               | |
     |      SERVICES EIG             |  |   |                               |_|
     |                               |==|   |                               | |
     |                               |  |   |                               | |
     |PEL-33%                        |  |   |                               | |
     |LEX-33%                        |  |   |LUX SA-99.99%                  | |
     |LUX SA-33%                     |  |   |NGH-.01%                       | |-
     |                               |  |   --------------------------------- |
     ---------------------------------  |                   |                 |
                                        |                   |                 |
                                        |   --------------------------------- |
                                        |   |      VIDA SEGURADORA SA       | |
                                        |___|                               | |
                                        |   |                               | |
                                        |   |Common Stock:  1,121,362,977   | |
                                        |   |------------   Shares          | |
                                        |   |                               | |
                                        |   |                               | |
                                        |   |                               | |
                                        |   |LUX SA-.000003%                | |
                                        |   |NGH BRASIL-99.45%              | |-
                                        |   --------------------------------- |
                                        |                                     |
                                        |                                     |
                                        |   --------------------------------- |
                                        |   |     LEX LIFE & PENSION S.A.   | |
                                        |   |             (LEX )            | |
                                        |   |                               | |
                                        |   |                               | |
                                        |   |                               |_|
                                        |___|                               | |
                                            |                               | |
                                            |LUX SA-99.99%                  | |
                                            |NGH-.01%                       | |
                                            --------------------------------- |
                                                                        (middle)

                                     NATIONWIDE(R)

    -------------------
   |  FARMLAND MUTUAL  |
   | INSURANCE COMPANY |           --------------------
   |                   |___________|NATIONWIDE MUTUAL |_____________________________________________________
   |Guaranty Fund      |___________|INSURANCE COMPANY |_____________________________________________________
   |Certificate        |           |    (CASUALTY)    |
   |                   |           |   (See Page 1)   |                                      |
   |Casualty           |           --------------------                                      |
   |   (See Page 1)    |                                                                     |
    -------------------                                                                      |
                                                                            ------------------------------------
                                                                            | NATIONWIDE CORPORATION (NW CORP) |
                                                                            | Common Stock: 13,642,432 Shares  |
                                                                            | -------------                    |
                                                                            |                                  |
                                                                            |                                  |
                                                                            |                                  |
                                                                            |Casualty   95.2%                  |
                                                                            |Fire        4.8%                  |
                                                                            ------------------------------------
                                                                                             |
                                                                                             |
                         ___________________________________________________________________________________________________________
_______                 |                        |                      |                                        |
       |   ---------------------------------     |       ---------------------------------        ---------------------------------
       |   |      NATIONWIDE GLOBAL        |     |       |           NATIONWIDE          |        |      NATIONWIDE FINANCIAL     |
       |   |     HOLDINGS, INC. (NGH)      |     |       |        SECURITIES, INC.       |        |      SERVICES, INC. (NFS)     |
       |   |                               |     |       |                               |        |                               |
       |___|Common Stock:  7,000,000 Shares|     |       |Common Stock:   7,676 Share    |        |Common Stock:  Control         |
       |   |------------                   |     |       |------------                   |        |------------   -------         |
       |   |                               |     |       |                               |        |Class A      Public-100%       |
       |   |                               |     |       |                               |        |Class B      NW Corp-100%      |
       |   |NW Corp.-100%                  |     |       |NW Corp.-100%                  |        |       (See Page 5)            |
       |   ---------------------------------     |       ---------------------------------        ---------------------------------
       |   ---------------------------------     |
       |   |             NGH               |     |
       |   |       NETHERLANDS B.V.        |     |
       |   |           (NETHER)            |     |
       |___|                               |_____
       |   |NW Corp.-99.84%                |
       |   |--------                       |
       |   |                               |
       |   |NGH-.16%                       |
       |   ---------------------------------
       |   ---------------------------------
       |   |            NATIONWIDE         |
       |   |       SERVICES SP. Z O.O.     |
       |   |                               |
       |   |Common Stock:     24,906 Shares|
       |___|------------                   |
       |   |                               |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |   ---------------------------------
       |   |        NATIONWIDE GLOBAL      |
       |   |          FINANCE, LLC         |
       |   |                               |
       |---|     Single Member Limited     |
       |   |        Liability Company      |
       |   |                               |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |
       |   ---------------------------------
       |   |    NATIONWIDE TOWARZYSTWO     |
       |   |    UBEZPIECZEN NA ZYCIE SA    |
       |---|                               |
       |   |Common Stock: 17,400,000 Shares|
       |   |------------                   |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |
       |   ---------------------------------
       |   |                               |
       |   |          NATIONWIDE           |
       |___|      FINANCIAL SP. Z O.O.     |
       |   |                               |
       |   |Common Stock: 25,700 Shares    |
       |   |------------                   |
       |   |                               |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |
       |   ---------------------------------
       |   |      SIAM AR-NA-KHET          |
       |---|     COMPANY LTD. (SIAM)       |
           |                               |
           |                               |
           |                               |
           |                               |
           |NGH-48.99%                     |
           ---------------------------------

                                                                    (right side)

                                 -------------------------
                                 |NATIONWIDE MUTUAL      |
_________________________________|FIRE INSURANCE COMPANY |
_________________________________|       (FIRE)          |
                                 |    (See Page 1)       |
                                 -------------------------


_____________________________________________________________________________________________
               |                                   |                                         |
               |                                   |                                         |
 ---------------------------------   ------------------------------         ---------------------------------
 |      GARTMORE GLOBAL ASSET    |   |   FINANCIAL SETTLEMENT     |         |       GATES, MCDONALD         |
 |         MANAGEMENT TRUST      |   |   SERVICES AGENCY, INC.    |         |      & COMPANY (GATES)        |
 |             (GGAMT)           |   |                            |         |                               |
 |                               |   |Common Stock:  1,500 Shares |    _____|Common Stock:        254 Shares|
 |                               |   |------------                |    |    |------------                   |
 |                               |   |                            |    |    |                               |
 |NW Corp-100%                   |   |                            |    |    |                               |
 |           (See Page 7)        |   |NW Corp.-100%               |    |    |NW Corp.-100%                  |
 ---------------------------------   ------------------------------    |    ---------------------------------
                                                                       |
                                                                       |
                                                                       |    ---------------------------------
                                                                       |    |    MEDPROSOLUTIONS, INC.      |
                                                                       |    |                               |
                                                                       |    |                               |
                                                                       |____|                               |
                                                                       |    |                               |
                                                                       |    |                               |
                                                                       |    |Gates-100%                     |
                                                                       |    ---------------------------------
                                                                       |
                                                                       |
                                                                       |    ---------------------------------
                                                                       |    |        GATES, MCDONALD &      |
                                                                       |    |    COMPANY OF NEW YORK, INC.  |
                                                                       |    |                               |
                                                                       |____|Common Stock:       3 Shares   |
                                                                       |    |------------                   |
                                                                       |    |                               |
                                                                       |    |                               |
                                                                       |    |Gates-100%                     |
                                                                       |    ---------------------------------
                                                                       |
                                                                       |    ---------------------------------
                                                                       |    |        GATES, MCDONALD &      |
                                                                       |    |       COMPANY OF NEVADA       |
                                                                       |    |                               |
                                                                       |    |Common Stock:         40 Shares|
                                                                       |____|------------                   |
                                                                       |    |                               |
                                                                       |    |                               |
                                                                       |    |Gates-100%                     |
                                                                       |    ---------------------------------
                                                                       |
                                                                       |    ---------------------------------
                                                                       |    |        GATESMCDONALD          |
                                                                       |    |      HEALTH PLUS, INC.        |
                                                                       |    |                               |
                                                                       |____|Common Stock:        200 Shares|
                                                                            |------------                   |
                                                                            |                               |
                                                                            |Gates-100%                     |
                                                                            ---------------------------------

                                                                      Subsidiary Companies      -- Solid Line
                                                                      Contractual Association   -- Double Line
                                                                      Limited Liability Company -- Dotted Line

                                                                      June 30, 2005

                                                                     (left side)



    -------------------
   |  FARMLAND MUTUAL  |
   | INSURANCE COMPANY |
   |                   |________________________
   |Guaranty Fund      |________________________
   |Certificate        |
   |                   |
   |Casualty           |
   |   (See Page 1)    |
   --------------------


          __________________________________________________________________________________________________
          |                                      |                      |
   ------------------------------    ---------------------------------- |   -----------------------------
   |        TBG INSURANCE       |    |   NATIONWIDE LIFE INSURANCE    | |   |    NATIONWIDE FINANCIAL   |
   |        SERVICES CORP.      |    |     COMPANY (NW LIFE)          | |   |   SERVICES CAPITAL TRUST  |
   |                            |    |                                | |   |                           |
___|                            | ___| Common Stock: 3,814,779 Shares | |___|                           |
|  |                            | |  | ------------                   | |   |                           |
|  |                            | |  |                                | |   | Preferred Stock           |
|  |                            | |  |                                | |   | ---------------           |
|  |NFS-63%                     | |  | NFS-100%                       | |   | NFS-100%                  |
|  ------------------------------ |  ---------------------------------- |   -----------------------------
|                                 |                                     |
|  ------------------------------ |                                     |   -----------------------------
|  |      TBG AVIATION, LLC     | |  ---------------------------------- |   | CAPITAL PRO HOLDING, INC. |
|  |                            | |  |      NATIONWIDE LIFE AND       | |   |        (CAP PRO)          |
|  |                            | |  |   ANNUITY INSURANCE COMPANY    | |   |                           |
|  |                            | |  |                                | |   |                           |
|__|                            | |__| Common Stock: 66,000 Shares    | |___|                           |
|  |                            | |  | ------------                   |     |                           |
|  |                            | |  |                                |     |                           |
|  |TBG-100%                    | |  | NW Life-100%                   |     | NFS-63%                   |
|  ------------------------------ |  ----------------------------------     -----------------------------
|                                 |                                                       |
|  ------------------------------ |  ----------------------------------     -----------------------------
|  |    TBG DANCO INSURANCE     | |  |      NATIONWIDE INVESTMENT     |     |    CAPITAL PROFESSIONAL   |
|  |         COMPANY            | |  |      SERVICES CORPORATION      |     |      ADVISORS, INC.       |
|  |                            | |  |                                |     |          (CPAI)           |
|__|                            | |__| Common Stock: 5,000 Shares     |  ___|                           |
|  |                            | |  | ------------                   | |   |                           |
|  |                            | |  |                                | |   |                           |
|  |                            | |  |                                | |   |                           |
|  |TBG-100%                    | |  | NW Life-100%                   | |   | CAP PRO-100%              |
|  ------------------------------ |  ---------------------------------- |   -----------------------------
|                                 |                                     |
|  ------------------------------ |                                     |   -----------------------------
|  | TBG FINANCIAL & INSURANCE  | |  ---------------------------------- |   |     CAP PRO INSURANCE     |
|  |    SERVICES CORPORATION    | |  |      NATIONWIDE FINANCIAL      | |   |    AGENCY SERVICES, INC.  |
|__|                            | |__|       ASSIGNMENT COMPANY       | |   |                           |
|  |                            | |  |                                | |___|                           |
|  |                            | |  | NW LIFE-100%                   | |   |                           |
|  |                            | |  ---------------------------------- |   |                           |
|  |                            | |                                     |   |                           |
|  |TBG-100%                    | |  ---------------------------------- |   | CPAI-100%                 |
|  ------------------------------ |  | NATIONWIDE PROPERTIES LTD.     | |   -----------------------------
|                                 |  |                                | |
|  ------------------------------ |  | Units:                         | |   -----------------------------
|  | TBG FINANCIAL & INSURANCE  | |__| -----                          | |   |     CAP PRO BROKERAGE     |
|  |    SERVICES CORPORATION    | |  | NW LIFE-97.6%                  | |   |       SERVICES, INC.      |
|  |         OF HAWAII          | |  | Casualty-2.4%                  | |   |                           |
|__|                            | |  ---------------------------------- |___|                           |
|  |                            | |                                     |   |                           |
|  |                            | |  ---------------------------------- |   |                           |
|  |                            | |  |    NATIONWIDE COMMUNITY        | |   |                           |
|  |TBG-100%                    | |  |   DEVELOPMENT CORP., LLC       | |   | CPAI-100%                 |
|  ------------------------------ |  |                                | |   -----------------------------
|                                 |--| Units:                         | |
|  ------------------------------ |  | -----                          | |   -----------------------------
|  |      WILLIAM J. LYNCH &    | |  | NW LIFE-67%                    | |   |      CAP PRO ADVISORY     |
|  |        ASSOCIATES, INC.    | |  | NW Indemnity-33%               | |   |       SERVICES , INC.     |
|  |                            | |  ---------------------------------- |   |                           |
|  |                            | |                                     |   |                           |
|__|                            | |  ---------------------------------- |___|                           |
|  |                            | |  |     NATIONWIDE AFFORDABLE      |     |                           |
|  |                            | |  |         HOUSING, LLC           |     |                           |
|  |TBG-100%                    | |--|                                |     | CPAI-100%                 |
|  ------------------------------ |  | NW Life-45%                    |     -----------------------------
|                                 |  | NW Indemnity-45%               |
|                                 |  ----------------------------------
|  ------------------------------ |
|  |        TBG ADVISORY        | |
|  |    SERVICES CORPORATION    | |
|  |                            | |
|__|                            | |
   |                            | |
   |                            | |
   |                            | |
   |TBG-100%                    | |
   ------------------------------ |
                                  |
   ------------------------------ |  ----------------------------------   ----------------------------------
   |      TEAMSTAFF,INC.        | |  |    LIFE REO HOLDINGS LLC       |   |        GARDINER POINT          |
   |                            | |  |            (REO)               |   |        HOSPITALITY LLC         |
   |                            | |  |                                |   |                                |
   |                            |-|--|                                |---|                                |
   | Common Stock: 15,710,000   |    |                                |   |                                |
   | ------------  Shares       |    |                                |   |                                |
   |                            |    |                                |   |                                |
   |NW Life-14%                 |    | NW LIFE-100%                   |   | REO-100%                       |
   ------------------------------    ----------------------------------   ----------------------------------


                                                                        (middle)

                                         NATIONWIDE(R)

                         ---------------------
   ______________________| NATIONWIDE MUTUAL |_________________________________
   ______________________| INSURANCE COMPANY |_________________________________
                         |    (CASUALTY)     |                  |
                         |   (See Page 1)    |                  |
                         ---------------------                  |
                                                                |
                                          ---------------------------------------------
                                          |      NATIONWIDE CORPORATION (NW CORP)     |
                                          |          Common Stock:    13,642,432      |
                                          |          ------------       Shares        |
                                          |                             ------        |
                                          | Casualty         95.2%                    |
                                          | Fire              4.8%                    |
                                          ---------------------------------------------
                                                                |
                                                                |
                                               ------------------------------------
                                               |      NATIONWIDE FINANCIAL        |
                                               |      SERVICES, INC. (NFS)        |
                                               | Common Stock:       Control      |
                                               | ------------        -------      |
                                               | Class A             Public-100%  |
                                               | Class B             NW Corp-100% |
                                               ------------------------------------
                                                                |
                                                                |
___________________________________________________________________________________________________________________________________
             |                                |                                |                                   |
---------------------------    -----------------------------      ----------------------------    ---------------------------------
|  REGISTERED INVESTMENT  |    |     NATIONWIDE TRUST      |      |   NFS DISTRIBUTORS, INC. |    |    NATIONWIDE FINANCIAL       |
| ADVISORS SERVICES, INC. |    |       COMPANY, FSB        |      |          (NFSDI)         |    |  SERVICES CAPITAL TRUST II    |
|                         |    |                           |      |                          |    |                               |
|                         |    | Common Stock: 2,800,000   |      |                          |    |                               |
|                         |    | ------------  Shares      |      |                          |    |                               |
|                         |    |                           |      |                          |    |                               |
|                         |    |                           |      |                          |    |                               |
| NFS-100%                |    | NFS-100%                  |      |  NFS-100%                |    | NFS-100%                      |
---------------------------    -----------------------------      ----------------------------    ---------------------------------
                                                                        |
                                      _____________________________________________________________________________________________
                                      |                                 |                                       |
                                      |                                 |                                       |
                        -----------------------------       ----------------------------        -----------------------------------
                        |    NATIONWIDE FINANCIAL   |       |    NATIONAL DEFERRED     |        |                                 |
                        |  INSTITUTION DISTRIBUTORS |       |    COMPENSATION, INC.    |        |   THE 401(K) COMPANIES, INC.    |
                        |    AGENCY, INC. (NFIDAI)  |       |                          |        |          (401(K))               |
                        |                           |       |                          |        |                                 |
                        | Common Stock: 1,000 Shares|       |                          |        |                                 |
                        | ------------              |       |                          |        |                                 |
                        |                           |       |                          |        |                                 |
                        | NFSDI-100%                |       | NFSDI-100%               |        | NFSDI-100%                      |
                        -----------------------------        ---------------------------        -----------------------------------
                                      |                                                                         |
    --------------------------------- |                                                                         |
    |    FINANCIAL HORIZONS         | |                                                                         |
    |    DISTRIBUTORS AGENCY        | |                                                                         |
    |     OF ALABAMA, INC.          | |                                                                         |
    |                               |_|                                                                         |
    | Common Stock: 10,000 Shares   | |                                                                         |
    | ------------                  | |                                                                         |
    |                               | |                                                                         |
    |                               | |                                                                         |
    | NFIDAI-100%                   | |                                                                         |
    --------------------------------- |                                                                         |
    --------------------------------- |                                                                         |
    |    NATIONWIDE FINANCIAL       | |   -----------------------------      --------------------------------   |
    |  INSTITUTION DISTRIBUTORS     | |   |                           |      |      401(k) INVESTMENT       |   |
    |INSURANCE AGENCY, INC. OF MASS.| |   |                           |      |      SERVICES, INC.          |   |
    | Common Stock: 100 Shares      |_|___|    FINANCIAL HORIZONS     |      |                              |   |
    | ------------                  | |   |       DISTRIBUTORS        |      |Common Stock: 1,000,000 Shares|___|
    |                               | |   |   AGENCY OF OHIO, INC     |      |-------------                 |   |
    | NFIDAI-100%                   | |   |                           |      |                              |   |
    --------------------------------- |   | NFIDAI-100%               |      |401(k)-100%                   |   |
                                      |   -----------------------------      --------------------------------   |
    --------------------------------- |   -----------------------------      --------------------------------   |
    |    NATIONWIDE FINANCIAL       | |   |                           |      |      401(k) INVESTMENT       |   |
    |  INSTITUTION DISTRIBUTORS     | |   |                           |      |       ADVISORS, INC.         |   |
    | AGENCY, INC. OF NEW MEXICO    | |   |    FINANCIAL HORIZONS     |      |                              |   |
    | Common Stock: 100 Shares      |_|___|       DISTRIBUTORS        |      |Common Stock: 1,000 Shares    |___|
    | ------------                  |  ___|   AGENCY OF TEXAS, INC    |      |-------------                 |   |
    |                               |     |                           |      |                              |   |
    | NFIDAI-100%                   |     |                           |      |401(k)-100%                   |   |
    ---------------------------------     -----------------------------      --------------------------------   |
                                                                                                                |
                                                                             --------------------------------   |
                                                                             |    THE 401(k) COMPANY        |   |
                                                                             |                              |   |
                                                                             |Common Stock: 855,000 Shares  |   |
                                                                             |-------------                 |___|
                                                                             |                              |
                                                                             |                              |
                                                                             |401(k)-100%                   |
                                                                             --------------------------------

                                                                    (right side)

            -------------------------
            |    NATIONWIDE MUTUAL   |
____________| FIRE INSURANCE COMPANY |
____________|          (FIRE)        |
            |     (See Page 1)       |
            --------------------------


 _______________________________________________________________________________________________________________
                                      |                   |                |                 |                 |
                       --------------------------------   |   -----------------------------  |  -------------------------------
                       |  PENSION ASSOCIATES, INC.    |   |   | NATIONWIDE LIFE INSURANCE |  |  |     NATIONWIDE FINANCIAL     |
                       |                              |   |   |    COMPANY OF AMERICA     |  |  |    SERVICES, (BERMUDA) LTD.  |
                       | Common Stock: 1,000 Shares   |   |   |         (NLICA)           |  |  |            (NFSB)            |
                       | ------------                 |   |   |                           |  |  | Common Stock: 250,000 Shares |
                       |                              |   |   |                           |  |  |                              |
                       |                              |   |   |                           |  |  |                              |
                       | NFS-100%                     |   |   | NFS-100%      (See Page 6)|  |  | NFS-100%                     |
                       --------------------------------   |   -----------------------------  |  -------------------------------
                                                          |                                  |                  |
 _______________________________________                  |                                  |                  |
                                       |                  |                                  |                  |
                        --------------------------------  |   -----------------------------  |   --------------------------------
                        |    NATIONWIDE RETIREMENT     |  |   | NATIONWIDE FINANCIAL      |  |   |     NFSB INVESTMENTS LTD.    |
                        |    SOLUTIONS, INC. (NRS)     |  |   | STRUCTURED PRODUCTS, LlLC |  |   |                              |
                        |                              |  |   |                           |  |   | Common Stock: 12,000 Shares  |
                        | Common Stock: 236,494 Shares |  |---|                           |  |   | ------------                 |
                        | -------------                |      |                           |  |   |                              |
                        |                              |      |                           |  |   |                              |
                        | NFSDI-100%                   |      | NFS-100%                  |  |   | NFSB-100%                    |
                        --------------------------------     -----------------------------   |   --------------------------------
                                 |                                                           |
                                 |                                                           |   --------------------------------
-------------------------------- |                                                           |   | NF REINSURANCE, LTD.         |
|   NATIONWIDE RETIREMENT      | |                                                           |   |                              |
|    SOLUTIONS, INC. OF        | |                                                           |   | Common Stock: 250,000 Shares |
|         ARIZONA              | |                                                           |-- | ------------                 |
| Common Stock: 1,000 Shares   |_|                                                           |   |                              |
| ------------                 | |                                                           |   |                              |
|                              | |                                                           |   | NFS-100%                     |
| NRS-100%                     | |                                                           |   --------------------------------
-------------------------------- |                                                           |
-------------------------------- | -----------------------------                             |   --------------------------------
|   NATIONWIDE RETIREMENT      | | |                           |                             |   |     NATIONWIDE INSURANCE     |
|      SOLUTIONS, INS.         | | |                           |                             |   |   MANAGEMENT SERVICES, INC.  |
|        AGENCY, INC.          | |_|   NATIONWIDE RETIREMENT   |                             |   |                              |
| Common Stock: 1,000 Shares   |_|_|    SOLUTIONS, INC. OF     |                             |-- |                              |
| ------------                 | | |           OHIO            |                                 |                              |
|                              | | |                           |                                 |                              |
| NRS-100%                     | | |                           |                                 | NFS-100%                     |
-------------------------------- | -----------------------------                                 --------------------------------
                                 |
                                 | -----------------------------|
                                 | |                           |
                                 | |                           |
                                 | |   NATIONWIDE RETIREMENT   |
                                 |_|    SOLUTIONS, INC. OF     |
                                 |_|           TEXAS           |
                                   |                           |
                                   |                           |
                                   -----------------------------

                                       Subsidiary Companies      -- Solid Line
                                       Contractual Association   -- Double Line
                                       Limited Liability Company -- Dotted Line

                                       June 30, 2005

                                                                     (left side)

                                                             NATIONWIDE(R)

  ---------------------           --------------------------
  | FARMLAND MUTUAL   |___________|    NATIONWIDE MUTUAL   |____________________________
  | INSURANCE COMPANY |___________|    INSURANCE COMPANY   |____________________________
  |                   |           |      (CASUALTY)        |                |
  |  Guaranty Fund    |           |      (See Page 1)      |                |
  |  -------------    |           --------------------------                |
  |  Certificate      |                                                     |
  |  -----------      |                                                     |
  |                   |                                                     |
  |  Casualty         |                                                     |
  |     (See Page 1)  |                                                     |
  ---------------------                                                     |
                                                                            |
                                                                            |
                                                                            |
                                                        ------------------------------------------
                                                        |    NATIONWIDE CORPORATION (NW CORP)    |
                                                        |                                        |
                                                        |    Common Stock:  13,642,432 Shares    |
                                                        |    -------------                       |
                                                        |                                        |
                                                        |                                        |
                                                        |            Shares                      |
                                                        |            ------                      |
                                                        | Casualty   95.2%                       |
                                                        | Fire        4.8%                       |
                                                        ------------------------------------------
                                                                             |
                                                                             |
                                                                             |
                                                              ---------------------------------
                                                              |     NATIONWIDE FINANCIAL      |
                                                              |     SERVICES, INC. (NFS)      |
                                                              |                               |
                                                              | Common Stock:   Control       |
                                                              | -------------   -------       |
                                                              | Class A         Public - 100% |
                                                              | Class B         NW Corp - 100%|
                                                              ---------------------------------
                                                                              |
                                                                              |
                                                                              |
                                                               ----------------------------------
                                                               |  NATIONWIDE LIFE INSURANCE     |
                                                               |      COMPANY OF AMERICA        |
                        _______________________________________|           (NLICA)              |
                        |                             |        |                                |
                        |                             |        | NFS - 100%                     |
                        |                             |        ----------------------------------
                        |                             |                               |
                        |                             |                               |
                        |                             |                               |
          -----------------------------   -----------------------------     -----------------------
          |    NATIONWIDE LIFE AND    |   | NATIONWIDE LIFE INSURANCE |     |      NATIONWIDE     |
          |     ANNUITY COMPANY OF    |   |    COMPANY OF DELAWARE    |     |  PROVIDENT HOLDING  |
          |          AMERICA          |   |                           |  ___|       COMPANY       |___
          |                           |   |                           |  |  |        (NPHC)       |
          |                           |   |                           |  |  |                     |
          | NLICA - 100%              |   | NLICA - 100%              |  |  |    NLICA - 100%     |
          -----------------------------   -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     WASHINGTON SQUARE     |  |  |   FOUR P FINANCE    |
                                          |      ADMINISTRATIVE       |  |  |      COMPANY        |
                                          |       SERVICES, INC.      |__|__|                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |                           |  |  |                     |
                                          |          SOFTWARE         |  |  |     NATIONWIDE      |
                                          |        DEVELOPMENT        |  |  |     PROVIDENT       |
                                          |           CORP.           |__|__| DISTRIBUTORS, INC.  |
                                          |                           |  |  |                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     RF ADVISERS, INC.     |  |  |    DELFI REALTY     |
                                          |                           |  |  |    CORPORATION      |
                                          |                           |  |  |                     |
                                          |                           |__|__|                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |         PNAM, INC.        |  |  |   INSTITUTIONAL     |
                                          |                           |  |  |   CONCEPTS, INC.    |
                                          |                           |__|__|                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     PROVESTCO, INC.       |  |  |    1717 CAPITAL     |
                                          |                           |  |  | MANAGEMENT COMPANY  |___
                                          |                           |__|__|                     |___
                                          |                           |     |                     |
                                          | NPHC - 100%               |     | NPHC - 100%         |
                                          -----------------------------     -----------------------

                                                                    (right side)

          -------------------------------------
          |         NATIONWIDE MUTUAL         |
__________|      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------













     -----------------------------   -----------------------------
     |      RCMD FINANCIAL       |   |      1717 BROKERAGE       |
     |      SERVICES, INC.       |   |      SERVICES, INC.       |
     |         (RCMD)            |   |           (BSI)           |
_____|                           |___|                           |
     |                           |   |                           |
     |  NPHC - 100%              |   |  RCMD - 100%              |
     -----------------------------   -----------------------------
                   |                               |
                   |                               |
     -----------------------------   -----------------------------
     |       1717 ADVISORY       |   |       1717 INSURANCE      |
     |       SERVICES, INC.      |   |        AGENCY OF          |
     |                           |   |      MASSACHUSETTS, INC.  |
     |                           |   |                           |
     |  RCMD - 100%              |   |  BSI - 100%               |
     -----------------------------   -----------------------------






    -----------------------------
    |                           |
 ___|     1717 INSURANCE        |
 ___|   AGENCY OF TEXAS, INC.   |
    |                           |
    -----------------------------

                                         Subsidiary Companies      - Solid Line
                                         Contractual Association   - Double Line
                                         Limited Liability Company - Dotted Line

                                         June 30, 2005

                ---------------------
                |  FARMLAND MUTUAL  |
                | INSURANCE COMPANY |
                |                   |
                |Guaranty Fund      |
                |-------------      |_______________________
                |Certificate        |_______________________
                |-----------        |
                |                   |
                |Casualty           |
                |   (See Page 1)    |
                ---------------------

                                                _______________________________
                                                |                 _____________
 ---------------------------                    |                |
|     AUDENSTAR LIMITED     |      ---------------------------   |
|           (AL)            |     |     NATIONWIDE ASSET      |  |
|                           |__   | MANAGEMENT HOLDINGS, LTD. |  |
|                           |  |  |         (NAMHL)           |  |
|                           |  |  |                           |  |
| GGL - 100%                |  |  |                           |  |
 ---------------------------   |  | GGAMT - 100%              |  |
              |                |   ---------------------------   |
 ---------------------------   |                |                |
|  RIVERVIEW INTERNATIONAL  |  |   ---------------------------   |
|        GROUP, INC.        |  |  |     GARTMORE GROUP LTD.   |  |
|           (RIG)           |  |  |           (GGL)           |  |
|                           |__|__|                           |  |
|                           |     |                           |  |
| GGL - 79%                 |   __| NAMHL - 83%               |  |
| AL - 21%                  |  |   ---------------------------   |
 ---------------------------   |                |                |
              |                |   ---------------------------   |
 ---------------------------   |  |   NATIONWIDE UK HOLDING   |  |
|GARTMORE RIVERVIEW II, LLC |  |  |       COMPANY, LTD.       |  |
|        (RIVER II)         |  |  |        (NUKHCL)           |  |
|                           |  |  |                           |  |
|                           |  |  |                           |  |
| RIG - 100%                |  |  | GGL - 100%                |  |
 ---------------------------   |   ---------------------------   |
              |                |                |                |
              |                |   ---------------------------   |
              |                |  |     ASSET MANAGEMENT      |  |
 ---------------------------   |  |       HOLDINGS PLC        |  |
|  GARTMORE RIVERVIEW, LLC  |  | _|         (AMH)             |  |
|         (RIVER)           |  || |                           |  |
|                           |  || |                           |  |
|                           |  || | NUKHCL - 100%             |  |
|                           |  ||  ---------------------------   |
| RIVER II-100%             |  ||               |                |
 ---------------------------   ||  ---------------------------   |
              |                || |    GARTMORE INVESTMENT    |  |
              |                || |       MANAGEMENT PLC      |  |
              |                ||_|           (GGI)           |__|__
 ---------------------------   |  |                           |  |
|     GARTMORE RIVERVIEW    |  |  | AMH - 99.99%              |  |
|       POLYPHONY, LLC      |  |  | GNL - .01%                |  |
|                           |  |   ---------------------------   |
|                           |  |                                 |
| River - .04%              |  |                                 |
| Casualty - 80.14%         |  |                                 |
| Fire - 19.82%             |  |                                 |
 ---------------------------   |                                 |
                               |                                 |
                               |                                 |
                               |                                 |__
                               |
                               |
                               |   ---------------------------
                               |  |      GARTMORE GLOBAL      |
                               |  |      INVESTMENTS, INC.    |
                               |__|           (GGI)           |
                                  |                           |
                                  |                           |
                                  |        (See Page 8)       |
                                   ---------------------------

                                                                        (middle)

                              NATIONWIDE(R)

   -------------------
__| NATIONWIDE MUTUAL |____________________________________________________________________________
__| INSURANCE COMPANY |____________________________________________________________________________
  |   (CASUALTY)      |               |
  |  (See Page 1)     |               |
   -------------------                |
                 ----------------------------------------
                |    NATIONWIDE CORPORATION (NW CORP)    |
                |       Common Stock:  13,642,432        |
                |       ------------        Shares       |
                |                                        |
                |                                        |
                |  Casualty   95.2%                      |
                |  Fire        4.8%                      |
                 ----------------------------------------
                                    |
                                    |
                   -------------------------------------
                  |          GARTMORE GLOBAL            |
                  |          ASSET MANAGEMENT           |
                  |           TRUST (GGAMT)             |
                  |                                     |
                  |       NW Corp.-100%                 |
                   -------------------------------------
                                   |
                                   |
 ___________________________________
 ________________________________________________________________________________________________
                     |             |                               |    ---------------------------
      --------------------------   |   --------------------------  |   | GARTMORE INVESTMENT LTD.  |
     |    GARTMORE INVESTMENT   |  |  |    GARTMORE FUND         | |   |          (GIL)            |
     |       SERVICES LTD.      |  |  |    MANAGERS LTD.         | |__ |                           |
  ___|          (GISL)          |  |__|       (GFM)              | |   |                           |
  |  |                          |  |  |                          | |   | GIM - 99.9%               |
  |  | GIM - 80%                |  |  | GIM - 99.99%             | |   | GNL - 0.1%                |
  |  | GNL - 20%                |  |  | GNL - .01%               | |    ---------------------------
  |   --------------------------   |   --------------------------  |                |
  |                                |                |              |    ---------------------------
  |   --------------------------   |   --------------------------  |   | GARTMORE INVESTMENT JAPAN |
  |  |                          |  |  |                          | |   |         LIMITED           |
  |  |    GARTMORE INVESTMENT   |  |  |     FENPLACE LIMITED     | |   |                           |
  |  |       SERVICES GMBH      |  |  |                          | |   |                           |
  |__|                          |  |  |                          | |   |                           |
  |  |                          |  |  |                          | |   | GIL - 100%                |
  |  |                          |  |  | GFM - 100%               | |   |                           |
  |  | GISL - 100%              |  |  |                          | |    ---------------------------
  |   --------------------------   |   --------------------------  |
  |                                |                               |    ---------------------------
  |   --------------------------   |   --------------------------  |   |   *GARTMORE 1990 LTD.     |
  |  |  GARTMORE FUND MANAGERS  |  |  |     GARTMORE PENSION     | |   |                           |
  |  |  INTERNATIONAL LIMITED   |  |  |      TRUSTEES, LTD.      | |___|                           |
  |__|         (GFMI)           |  |__|                          | |   |                           |
     |                          |     |                          | |   | GIM - 50%                 |
     | GISL - 99.99%            |     | GIM - 99%                | |   | GSL - 50%                 |
     | GSL - .01%               |     | GSL - 1%                 | |    ---------------------------
      --------------------------       --------------------------  |
                    |                                              |    ---------------------------
      --------------------------                                   |   |  *GARTMORE INDOSUEZ UK    |
      |   GARTMORE MANAGERS      |                                 |   | RECOVERY FUND (G.P.) LTD. |
      |      (JERSEY) LTD.       |                                 |___|    (GENERAL PARTNER)      |
      |                          |                                 |   |                           |
      | GFMI - 94%               |                                 |   | GIM - 50%                 |
      | GSL - 3%                 |                                 |   | GNL - 50%                 |
      | GIM - 3%                 |                                 |    ---------------------------
       --------------------------                                  |
                                                                   |    ---------------------------
      --------------------------                                   |   |*GARTMORE 1990 TRUSTEE LTD.|
     |                          |                                  |   |    (GENERAL PARTNER)      |
     |     GARTMORE NO. 1       |                                  |___|                           |
     |  GENERAL PARTNER, LTD.   |                                      |                           |
_____|                          |                                      | GIM - 50%                 |
     |                          |                                      | GSL - 50%                 |
     |                          |                                       ---------------------------
     | GIM - 100%               |                                   *In Members Voluntary Liquidation
      --------------------------

      --------------------------
     |     GARTMORE NO. 2       |
     |  GENERAL PARTNER, LTD.   |
_____|                          |
     |                          |
     |                          |
     | GIM - 100%               |
      --------------------------


          -------------------------------------
          |        NATIONWIDE MUTUAL          |
__________|      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------



 _________________________________________________
|                                                |
|   --------------------------       --------------------------
|  |  DAMIAN SECURITIES LTD.  |     |    GARTMORE CAPITAL      |
|  |                          |     |     MANAGEMENT LTD.      |
|__|                          |     |          (GCM)           |
|  |                          |     |                          |
|  | GIM - 50%                |     | GIM - 99.99%             |
|  | GSL - 50%                |     | GSL - 0.01%              |
|   --------------------------       --------------------------
|                                                |
|   --------------------------       --------------------------
|  |  GARTMORE NOMINEES LTD.  |     |    GARTMORE U.S. LTD.    |
|  |          (GNL)           |     |         (GUS)            |
|__|                          |     |                          |
|  |                          |     |                          |
|  |                          |     |                          |
|  | GIM - 99.99%             |     |                          |
|  | GSL - .01%               |     | GCM - 100%               |
|   --------------------------       --------------------------
|                                                |
|   --------------------------       --------------------------
|  | GARTMORE SECURITIES LTD. |     | GARTMORE GLOBAL PARTNERS |
|  |          (GSL)           |     |    (GENERAL PARTNER)     |
|__|                          |_____|                          |
|  |                          |     |                          |
|  | GIM - 99.99%             |     | GUS - 50%                |
|  | GNL - .01%               |     | GSL - 50%                |
|   --------------------------       --------------------------
|
|   --------------------------
|  |    GIL NOMINEES LTD.     |
|  |                          |
|__|                          |
   |                          |
   | GIM - 50%                |
   | GSL - 50%                |
    --------------------------

                                       Subsidiary Companies      -- Solid Line
                                       Contractual Association   -- Double Line
                                       Limited Liability Company -- Dotted Line

                                       June 30, 2005

                                                                     (left side)
                                  NATIONWIDE(R)

-----------------------                      -------------------------------------
|   FARMLAND MUTUAL   |                      |        NATIONWIDE MUTUAL          |
|  INSURANCE COMPANY  |______________________|        INSURANCE COMPANY          |_____________________________________
|                     |______________________|                                   |_____________________________________
| Guaranty Fund       |                      |            (CASUALTY)             |                   |
| Certificate         |                      |           (See Page 1)            |                   |
|                     |                      -------------------------------------                   |
| Casualty            |                                                                              |
|    (See Page 1)     |                                                                              |
-----------------------                                                                              |
                                                                                   ------------------------------------
                                                                                   | NATIONWIDE CORPORATION (NW CORP) |
                                                                                   |   Common Stock:     13,642,432   |
                                                                                   |   ------------        Shares     |
                                                                                   |                                  |
                                                                                   | Casualty-95.2%                   |
                                                                                   | Fire-4.8%                        |
                                                                                   ------------------------------------
                                                                                                    |
                                                                                                    |
                                                                                   ------------------------------------
                                                                                   |         GARTMORE GLOBAL          |
                                                                                   |         ASSET MANAGEMENT         |
                                                                                   |           TRUST (GGAMT)          |
                                                                                   |                                  |
                                                                                   |                                  |
                                                                                   | NW Corp.-100%                    |
                                                                                   ------------------------------------
                                                                                                    |
                                                                                                    |
                                                                                   ------------------------------------
                                                                                   |           NATIONWIDE ASSET       |
                                                                                   |       MANAGEMENT HOLDINGS, LTD   |
                                                                                   |              (NAMHL)             |
                                                                                   |                                  |
                                                                                   |                                  |
                                                                                   | GGAMT-100%                       |
                                                                                   ------------------------------------
                                                                                                    |
                                                                                                    |
                                                                                   ------------------------------------
                                                                                   |         GARTMORE GROUP LTD       |
                                                                                   |               (GGL)              |
                                                                                   |                                  |
                                                                                   |                                  |
                                                                                   | NAMHL-83%                        |
                                                                                   ------------------------------------
                                                                                                    |
                                                                                                    |
                                                                                   -------------------------------------
                                                                                   |         GARTMORE GLOBAL           |
                                                                                   |      INVESTMENTS, INC. (GGI)      |
                                                                                   |                                   |
                                                                                   | Common Stock: 958,750 Shares      |
               ____________________________________________________________________| ------------                      |
               |                                    |                              | GGL-100%                          |
               |                                    |                              | Preferred Stock: 500,000 Shares   |
               |                                    |                              | ---------------                   |
               |                                    |                              | GGL-100%                          |
               |                                    |                              -------------------------------------
--------------------------------     ---------------------------------
|    GARTMORE MUTUAL FUND      |     |    GARTMORE S.A. CAPITAL      |
|        CAPITAL TRUST         |  ___|         TRUST (GSA)           |
|                              |  |  |                               |__________________________________________________
|                              |  |  |                               |
|    DELAWARE BUSINESS TRUST   |  |  |   DELAWARE BUSINESS TRUST     |
--------------------------------  |  ---------------------------------
                                  |                   |
                                  |                   |
                                  |  ---------------------------------
                                  |  |       GARTMORE SEPARATE       |
                                  |  |         ACCOUNTS, LLC         |
                                  |__|                               |
                                  |  |                               |
                                  |  | GSA-60%                       |
                                  |  ---------------------------------
                                  |                   |
                                  |                   |
                                  |  ---------------------------------
                                  |  |        GARTMORE EMERGING      |
                                  |__|          MANAGERS, LLC        |
                                     |              (GEM)            |
                                   __|                               |
                                  |  | GSA-100%                      |
                                  |  ---------------------------------
                                  |                   |
                                  |                   |
                                  |  ---------------------------------
                                  |  |           NORTHPOINTE         |
                                  |  |           CAPITAL LLC         |
                                  |--|                               |
                                     |                               |
                                     | GEM-65%                       |
                                     ---------------------------------


                                                                    (right side)
          -------------------------------------
          |        NATIONWIDE MUTUAL          |
__________|      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------

                                   ------------------------------  -------------------------   ------------------------------------
                                   |   GARTMORE GLOBAL ASSET    |   |      GGI MGT LLC     |   |           NEWHOUSE SPECIAL       |
                                   |      MANAGEMENT, INC.      |   |       (GGIMGT)       |   |       SITUATIONS FUND I, LLC     |
___________________________________|          (GGAMI)           |---|                      |---|                                  |
                                   |                            |   |                      |   |                                  |
                                   |                            |   |                      |   | GGIMGT-10%(common units)         |
                                   | GSA-100%                   |   | GGAMI-100%           |   | GGV-75%(preferred units)         |
                                   ------------------------------   ------------------------   ------------------------------------
                                               |
      -------------------------------------    |    -------------------------------------     ------------------------------------
      |             GARTMORE              |    |    |           GARTMORE MORLEY         |     |      GARTMORE MORLEY CAPITAL     |
      |      INVESTORS SERVICES, INC.     |    |    |       FINANCIAL SERVICES, INC.    |     |          MANAGEMENT, INC         |
      |                                   |____|____|              (MORLEY)             |_____|                                  |
      | Common Stock: 5 Shares            |    |    |                                   |  |  | Common Stock:  500 Shares        |
      | ------------                      |    |    | Common Stock: 82,343 Shares       |  |  | ------------                     |
      |                                   |    |    | ------------                      |  |  |                                  |
      | GGAMI-100%                        |    |    | GGAMI-100%                        |  |  | Morley-100%                      |
      -------------------------------------    |    -------------------------------------  |  ------------------------------------
                                               |                                           |
      -------------------------------------    |    -------------------------------------  |  ------------------------------------
      |      NATIONWIDE GLOBAL FUNDS      |    |    |        GARTMORE GLOBAL            |  |  |              GARTMORE            |
      |                                   |    |    |         VENTURES, INC.            |  |  |           TRUST COMPANY          |
      |                                   |____|____|             (GGV)                 |  |__|                                  |
      |                                   |    |    |                                   |  |  | Common Stock: 2,000 Shares       |
      |       LUXEMBOURG SICAV            |____|    |                                   |  |  | ------------                     |
      |                                   |    |    |                                   |  |  |                                  |
      |                                   |    |    | GGAMI-100%                        |  |  | Morley-100%                      |
      -------------------------------------    |    -------------------------------------  |  ------------------------------------
                                               |                                           |
      -------------------------------------    |    -------------------------------------  |  ------------------------------------
      |       GARTMORE DISTRIBUTION       |    |    |       CORVIANT CORPORATION        |  |  |           GARTMORE MORLEY &      |
      |          SERVICES, INC.           |    |    |              (CC)                 |  |  |            ASSOCIATES, INC.      |
      |                                   |    |    |                                   |  |  |                                  |
      |                                   |____|____| Common Stock       450,000 shares |  |__| Common Stock: 3,500 Shares       |
      | Common Stock: 10,000 Shares       |         | ------------                      |     | ------------                     |
      | ------------                      |         | Series A Preferred 250,000 shares |     |                                  |
      |                                   |         | ------------------                |     | Morley-100%                      |
      | GGAMI-100%                        |         |                                   |     |                                  |
      |                                   |         |  GGAMI-100%                       |     |                                  |
      -------------------------------------         --------------------------------------    ------------------------------------

                                                                                      Subsidiary Companies      - Solid Line
                                                                                      Contractual Association   - Double Line
                                                                                      Limited Liability Company - Dotted Line

                                                                                      June 30, 2005

Item 29.      INDEMNIFICATION

              Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.      PRINCIPAL UNDERWRITER
(a) Waddell & Reed, Inc. serves as principal underwriter and general distributor for contracts issued through the following separate investment accounts of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company:

         Nationwide Variable Account-9
         Nationwide Variable Account-12
         Nationwide VA Separate Account-D
         Nationwide VLI Separate Account-5

         Also, Waddell & Reed, Inc. serves as principal underwriter and general distributor for the following management investment companies:

         Waddell & Reed Advisors Asset Strategy Fund, Inc. Waddell & Reed Advisors Cash Management, Inc.
         Waddell & Reed Advisors Continental Income Fund, Inc. Waddell & Reed Fixed Income Funds, Inc.
              Waddell & Reed Government Securities Fund
              Waddell & Reed Limited Term Bond Fund
         Waddell & Reed Advisors Funds, Inc.
              Waddell & Reed Advisors Accumulative Fund
              Waddell & Reed Advisors Bond Fund
              Waddell & Reed Advisors Core Investment Fund
              Waddell & Reed Advisors Science and Technology Fund Waddell & Reed Advisors Global Bond Fund, Inc.
         Waddell & Reed Advisors High Income Fund, Inc.
         Waddell & Reed Advisors International Growth Fund, Inc. Waddell & Reed Advisors Municipal Bond Fund, Inc. Waddell & Reed Advisors Municipal High Income Fund, Inc. Waddell & Reed Advisors New Concepts Fund, Inc.
         Waddell & Reed Advisors Retirement Shares, Inc.
         Waddell & Reed Advisors Select Funds, Inc.
              Waddell & Reed Advisors Dividend Income Fund
              Waddell & Reed Advisors Value Fund
         Waddell & Reed Advisors Small Cap Fund, Inc.
         Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. Waddell & Reed Advisors Vanguard Fund, Inc.
         Waddell & Reed InvestEd Portfolios, Inc.
         W&R Target Funds, Inc.
              Asset Strategy Portfolio
              Balanced Portfolio
              Bond Portfolio

              Core Equity Portfolio
              Dividend Income Portfolio
              Global Natural Resources Portfolio
              Growth Portfolio
              High Income Portfolio
              International Growth Portfolio
              International Value Portfolio
              Limited-Term Bond Portfolio
              Micro Cap Growth Portfolio
              Mid Cap Growth Portfolio
              Money Market Portfolio
              Mortgage Securities Portfolio
              Real Estate Securities Portfolio
              Science and Technology Portfolio
              Small Cap Growth Portfolio
              Small Cap Value Portfolio
              Value Portfolio

(b) Directors and officers of Waddell & Reed, Inc.:
         Thomas W. Butch, Chairman of the Board, Director, President and Chief
            Marketing Officer
         Keith A. Tucker, Director
         Henry J. Hermann, Director
         Steven E. Anderson, Senior Executive Vice President and National Sales
            Manager
         Bradley D. Hofmeister, Executive Vice President and Associate National
            Sales Manager
         Daniel C. Schulte, Senior Vice President and General Counsel
         Michael D. Strohm, Director, Chief Operations Officer and Chief
            Executive Officer
         Mark A. Schieber, Vice President, Principal Accounting Officer, and
            Principal Financial Officer
         Wendy J. Hills, Secretary
         Brent K. Bloss, Vice President and Treasurer

         The principal business address of Waddell & Reed, Inc. is 6300 Lamar Avenue, Overland Park, Kansas 66202.

(c)

         ------------------------------ ------------------------ ----------------------- ------------------ -------------------
         NAME OF PRINCIPAL UNDERWRITER  NET UNDERWRITING         COMPENSATION ON         BROKERAGE          COMPENSATION
                                        DISCOUNTS AND            REDEMPTION OR           COMMISSIONS
                                        COMMISSIONS              ANNUITIZATION
         ------------------------------ ------------------------ ----------------------- ------------------ -------------------
         ------------------------------ ------------------------ ----------------------- ------------------ -------------------
         Waddell & Reed, Inc.           N/A                      N/A                     N/A                N/A
         ------------------------------ ------------------------ ----------------------- ------------------ -------------------

Item 31.      LOCATION OF ACCOUNTS AND RECORDS
              M. Eileen Kennedy
              Nationwide Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43215

Item 32.      MANAGEMENT SERVICES
              Not Applicable

Item 33.      FEE REPRESENTATION

              Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                                   SIGNATURES
As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-5, certifies that it meets the requirements of the Securities Act Rule 485(a) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 9th day of September, 2005.

NATIONWIDE VLI SEPARATE ACCOUNT-5
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Depositor)

By: /s/ JAMIE RUFF CASTO, ESQ.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jamie Ruff Casto, Esq.

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 9th day of September, 2005.

W. G. JURGENSEN
-------------------------------------------------------------------------
W. G. Jurgensen, Director and Chief Executive Officer

ARDEN L. SHISLER
-------------------------------------------------------------------------
Arden L. Shisler, Chairman of the Board and President

JOSEPH A. ALUTTO
-------------------------------------------------------------------------
Joseph A. Alutto, Director

JAMES G. BROCKSMITH, JR.
-------------------------------------------------------------------------
James G. Brocksmith, Jr., Director

KEITH W. ECKEL
-------------------------------------------------------------------------
Keith W. Eckel, Director

LYDIA M. MARSHALL
-------------------------------------------------------------------------
Lydia M. Marshall, Director

DONALD L. MCWHORTER
-------------------------------------------------------------------------
Donald L. McWhorter, Director

MARTHA JAMES MILLER DE LOMBERA
-------------------------------------------------------------------------
Martha James Miller de Lombera, Director

DAVID O. MILLER
-------------------------------------------------------------------------
David O. Miller, Director

JAMES F. PATTERSON
-------------------------------------------------------------------------
James F. Patterson, Director

GERALD D. PROTHRO
-------------------------------------------------------------------------
Gerald D. Prothro, Director

ALEX SHUMATE
-------------------------------------------------------------------------
Alex Shumate, Director
                                                                                         By /s/ JAMIE RUFF CASTO
                                                                          ------------------------------------------------------
                                                                                            Jamie Ruff Casto
                                                                                            Attorney-in-Fact